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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alpha Credit Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

FILE NO. 82- 03399

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE: 3/7/07

ALPHA BANK

Alpha Credit Bank

FINANCIAL STATEMENTS AS AT 31.12.2006

(In accordance with the International Financial Reporting Standards - I.F.R.S.)

12-31-06
AR/S

RECEIVED

ATHENS
FEBRUARY 27, 2007

Table of Contents

Page

Independent Auditor's Report 1

General information 3

Financial Statements as at 31.12.2006

- Income statement 5
- Balance sheet 6
- Statement of changes in equity 7
- Cash flow statement 9
- Notes to the Financial Statements 10

1 Accounting principles applied
1.1 Basis of presentation 10
1.2 Segment reporting 12
1.3 Transactions in foreign currency and translation of foreign operations 12
1.4 Cash and cash equivalents 13
1.5 Classification and measurement of financial assets 13
1.6 Derivative financial instruments and hedge accounting 14
1.7 Investments in subsidiaries, associates and joint ventures 16
1.8 Property, plant and equipment 16
1.9 Investment property 17
1.10 Goodwill and other intangible assets 17
1.11 Leases 17
1.12 Impairment losses on loans and advances 18
1.13 Deferred taxation 19
1.14 Non-current assets held for sale 19
1.15 Financial liabilities 20
1.16 Employee benefits 20
1.17 Share options granted to employees 21
1.18 Provisions 21
1.19 Sale and repurchase agreements 21
1.20 Equity 22
1.21 Interest income and expense 22
1.22 Fee and commission income 22
1.23 Comparatives 22

Income Statement
2 Net interest income 23
3 Net fee and commission income 23
4 Dividend income 23
5 Gains less losses on financial transactions 23
6 Other income 23
7 Staff costs 24
8 General administrative expenses 24
9 Impairment losses and provisions to cover credit risk 24
10.1 Income tax 25
10.2 Tax on reserves (Law 3513/2006 article 10) 26
11 Earnings per share 26

Assets

12 Cash and balances with Central Banks 28
13 Due from banks 28
14 Securities held for trading 28
15 Derivatives financial instruments (assets and liabilities) 29
16 Loans and advances to customers 31
17 Investment securities 31
18 Investments in subsidiaries, associates and joint ventures 32
19 Investment property 34
20 Property, plant and equipment 35
21 Goodwill and other intangible assets 36
22 Deferred tax assets and liabilities 37
23 Other assets 38
24 Non-current assets held for sale 38

Liabilities

25 Due to banks 39
26 Due to customers 39
27 Debt securities in issue and other borrowed funds 39
28 Liabilities for current income tax and other taxes 41
29 Employee defined benefit obligations 41
30 Other liabilities 44
31 Provisions 44

Equity

32 Share capital 45
33 Share premium 45
34 Reserves 45
35 Retained earnings 46
36 Treasury shares 46

Additional Information

37 Contingent liabilities and commitments 47
38 Segment reporting 48
39 Financial risk management 50
39.1 Market risk 50
Foreign exchange position 51
Interest rate risk (Gap Analysis) 53
Effective interest rate 54
39.2 Credit risk 55
39.3 Liquidity risk (liquidity gap analysis) 55
40 Capital adequacy 58
41 Related-party transactions 58
42 Share options granted to employees 60
43 Acquisitions, mergers and disposals of subsidiaries and associates 61
44 Other significant issues 62
45 Events after the balance sheet date 63

KPMG Kyriacou
Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR - 153 42 Athens Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
APMAE29527/01AT/B/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Independent Auditors' Report
(Translated from the original in Greek)

To the Shareholders of
ALPHA BANK A.E.

Report on the Financial Statements

We have audited the accompanying financial statements (the "Financial Statements") of ALPHA BANK A.E. (the "Bank") which comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these financial statements in accordance with International Financial Reporting Standards, that have been adopted by the European Union. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud and error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Greek Auditing Standards, which are based on International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying Financial Statements give a true and fair view, of the financial position of the Bank as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, that have been adopted by the European Union.

Emphasis of Matter

Without qualifying our opinion we draw attention to Note 29 to the financial statements which indicates that on 21 November 2006 the Bank's Management submitted an application for its personnel to join the common bank employee pension fund (ETAT) in accordance with the provisions of Law 3371/2005. At present the Bank has recorded a provision of EUR 518 million based on an actuarial valuation. Upon joining the common bank employee pension fund the provision recorded by the Bank might change based on economic studies that the responsible Ministry is required to perform in accordance with the provisions of the above mentioned law. The effect, if any, on the liabilities of the Bank can not at present be estimated.

Athens, 27 February 2007

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou
Certified Auditor Accountant
AM SOEL 11121

Nick Vouniseas
Certified Auditor Accountant
AM SOEL 18701

GENERAL INFORMATION

At present, the Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. Its registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in General Meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, who were elected by the Shareholders' General Meeting on April 19, 2005 ends in 2010. The members of the Board of Directors, after the changes approved by the Board meeting held on 27 July 2006 (resignation of the vice-chairman Mr. Canelopoulos Andreas, who was replaced by Mr. Tanes Minas and election of Mr. Athanassopoulos Panayotis as a new non-executive member) as at 31 December 2006 consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)
Minas G. Tanes***

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Panayotis J. Athanassopoulos *(resigned on 30 January 2007)

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi and annual financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Nick E. Vouniseas
Substitute Auditors:	Garyfalia B. Spyriouni Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925.
As at 31 December 2006 Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies.

Apart from the Greek listing, the shares of the Bank are listed in London Stock Exchange in the form of international certificates (GDR's) and are traded over the counter in New York (ADR's).

As at 31 December 2006 the Bank has issued 408,022,002 shares.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the year ended 31 December 2006 amounted to an average of 1,109,782 shares per day.

On 28 September 2006 in an event to celebrate the 130 anniversary of the establishment of the Athens Stock Exchange, Alpha Bank was awarded the first prize among the listed companies as for over 25 years the Bank has recorded continuous profits which contributed to the growth of the Greek Stock Exchange and that it has distributed dividends to its shareholders for 58 years.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

The financial statements which follow (pages 5 – 63) have been approved by the Board of Directors on 27 February 2007.

FINANCIAL STATEMENTS AS AT 31.12.2006

Income Statement

(Thousands of Euro)

	Note	From 1 January to 31.12.2006	31.12.2005
Interest and similar income		2,442,729	1,594,680
Interest expense and similar charges		(1,301,845)	(612,490)
Net interest income	2	1,140,884	982,190
Fee and commission income		313,844	271,119
Commission expense		(21,399)	(22,495)
Net fee and commission income	3	292,445	248,624
Dividend income	4	52,907	59,608
Gains less losses on financial transactions	5	121,626	(3,324)
Other income	6	15,015	27,010
		189,548	83,294
Total income		**1,622,877**	**1,314,108**
Staff costs	7	(368,852)	(336,377)
General administrative expenses	8	(276,333)	(241,185)
Depreciation and amortization expenses	19,20,21	(40,467)	(37,177)
Other expenses		(1,686)	(426)
Total expenses		**(687,338)**	**(615,165)**
Impairment losses and provisions to cover credit risk	9	(219,505)	(231,536)
Profit before tax		**716,034**	**467,407**
Income tax	10.1	(139,839)	(89,537)
		576,195	**377,870**
Tax on reserves (Law 3513/06 article 10)	10.2	(73,902)	-
Profit after tax		**502,293**	**377,870**
Earnings per share:	11		
Basic earnings per share (€)		1.28	0.94
Diluted earnings per share (€)		1.28	0.94

The attached notes (pages 10 to 63) form an integral part of these financial statements.

Balance Sheet

(Thousands of Euro)

	Note	31.12.2006	31.12.2005
ASSETS			
Cash and balances with Central Banks	12	1,477,675	1,621,172
Due from banks	13	6,184,088	5,673,393
Securities held for trading	14	346,207	153,587
Derivative financial assets	15	254,566	139,114
Loans and advances to customers	16	28,237,691	24,201,139
Investment securities			
- Available-for-sale	17	7,462,388	7,561,491
Investments in subsidiaries, associates and joint ventures	18	1,593,550	1,481,979
Investment property	19	42,006	43,245
Property, plant and equipment	20	544,636	529,511
Goodwill and other intangible assets	21	42,104	33,016
Deferred tax assets	22	261,363	177,936
Other assets	23	229,825	143,414
		46,676,099	41,758,997
Non-current assets held for sale	24	92,513	90,249
Total Assets		**46,768,612**	**41,849,246**
LIABILITIES			
Due to banks	25	7,222,117	8,600,366
Derivative financial liabilities	15	226,223	140,632
Due to customers	26	20,372,543	19,301,646
Debt securities in issue and other borrowed funds	27	15,148,320	10,665,761
Liabilities for current income tax and other taxes	28	110,102	87,699
Deferred tax liabilities	22	137,901	19,517
Employee defined benefit obligations	29	513,311	513,797
Other liabilities	30	584,358	566,763
Provisions	31	17,901	1,628
Total Liabilities		**44,332,776**	**39,897,809**
EQUITY			
Share capital	32	1,591,286	1,456,018
Share premium	33	127,961	125,685
Reserves	34	207,853	220,423
Retained earnings	35	523,201	337,439
Treasury shares	36	(14,465)	(188,128)
Total Equity		**2,435,836**	**1,951,437**
Total Liabilities and Equity		**46,768,612**	**41,849,246**

The attached notes (pages 10 to 63) form an integral part of these financial statements.

Statement of changes in equity

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2005		**1,274,272**	**-**	**264,835**	**291,548**	**(18,638)**	**1,812,017**
Changes in equity for the period 1.1-31.12.2005							
Valuation of available-for-sale securities		-	-	(44,936)	-	-	(44,936)
Transfer to income statement due to sale of available-for-sale securities		-	-	(1,721)	-	-	(1,721)
Other		-	-	-	382	-	382
Net income recognized directly in equity		-	-	(46,657)	382	-	(46,275)
Net income for the period		-	-	-	377,870	-	377,870
Total		-	-	(46,657)	378,252	-	331,595
Purchase of treasury shares		-	-	-	-	(169,490)	(169,490)
Dividends distributed		-	-	-	(174,064)	-	(174,064)
Acquisition of 61.24% of Delta Singular A.E.P. with issuance of 7,564,106 shares	32,33	23,449	125,685	-	-	-	149,134
Capitalization of reserve to round the nominal value of share price to € 5.35	32	562	-	-	(562)	-	-
Increase of share capital from capitalization of reserve and change of nominal value of share to € 5	32	157,735	-	-	(157,735)	-	-
Recognition of share options granted to employees		-	-	2,245	-	-	2,245
Balance 31.12.2005		**1,456,018**	**125,685**	**220,423**	**337,439**	**(188,128)**	**1,951,437**

The attached notes (pages 10 to 63) form an integral part of these financial statements.

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2006		**1,456,018**	**125,685**	**220,423**	**337,439**	**(188,128)**	**1,951,437**
Changes in equity for the period 1.1-31.12.2006							
Valuation of available-for-sale securities		-	-	(48,428)	-	-	(48,428)
Transfer to income statement due to sales of available-for-sale securities		-	-	(4,804)	-	-	(4,804)
Effect of translation of foreign branches results		-	-	-	(46)	-	(46)
Net income recognized directly in equity		-	-	(53,232)	(46)	-	(53,278)
Net income for the period		-	-	-	502,293	-	502,293
Total		-	-	(53,232)	502,247	-	449,015
Purchase of treasury shares	36	-	-	-	-	(209,730)	(209,730)
Sale of treasury shares	36	-	-	-	92,604	383,393	475,997
Dividends distributed	35	-	-	-	(237,556)	-	(237,556)
Increase of share capital from capitalization of reserve and change of nominal value of share to € 3.90	32	133,954	-	-	(133,954)	-	-
Issue of new shares due to share options exercise of 2003	32	1,314	-	-	-	-	1,314
Share premium from exercised share options	33,34	-	2,276	(2,276)	-	-	-
Reserves appropriation	34	-	-	37,780	(37,780)	-	-
Recognition of share options granted to employees		-	-	5,158	-	-	5,158
Other		-	-	-	201	-	201
Balance 31.12.2006		**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**

The attached notes (pages 10 to 63) form an integral part of these financial statements.

Cash flow statement

(Thousands of Euro)

	Note	From 1 January to 31.12.2006	31.12.2005
Cash flows from operating activities			
Profit before tax		716,034	467,407
Adjustments for:			
Depreciation of property, plant and equipment	19,20	27,011	27,277
Amortization of intangible assets	21	13,456	9,900
Impairment losses from loans and provisions		225,950	234,456
Other adjustments		5,157	2,245
(Gains)/losses from investing activities		(160,987)	(65,093)
(Gains)/losses from financing activities		72,092	81,032
		898,713	757,224
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(756,600)	(465,147)
Securities held for trading and derivative financial assets		(308,072)	36,368
Loans and advances to customers		(4,304,132)	(4,522,304)
Other assets		(87,399)	(45,995)
Net increase/(decrease) in liabilities relating to operating activities			
Due to banks		(1,380,192)	6,789,394
Derivative financial liabilities		85,591	(88,358)
Due to customers		5,579,149	2,638,636
Other liabilities		12,017	(1,210)
Net cash from operating activities before taxes		(260,925)	5,098,608
Income taxes paid and other taxes		(156,379)	(115,114)
Net cash flows from operating activities		**(417,304)**	**4,983,494**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(12,468)	(259,108)
Proceeds from sale of investments (subsidiaries and associates)		17,678	6,955
Dividends received	4	52,907	59,608
Purchase of property, plant and equipment	19,20,21,24	(81,018)	(47,144)
Merger of Belgrade branch with Alpha Bank Srbija A.D.		(48,125)	-
Disposal of property, plant and equipment		10,492	292
Net (increase)/decrease in investment securities		61,823	(5,375,394)
Net cash flows from investing activities		**1,289**	**(5,614,791)**
Cash flows from financing activities			
Exercise of share options		1,314	-
(Purchases)/sales of treasury shares	36	266,267	(169,490)
Dividends paid		(234,989)	(170,591)
Proceeds from the issue of loans		-	805,000
Repayment of loans		(93,153)	(143,009)
Net cash flows from financing activities		**(60,561)**	**321,910**
Effect of exchange rate fluctuations on cash and cash equivalents		1,028	1,320
Net increase/(decrease) in cash and cash equivalents		**(475,548)**	**(308,067)**
Cash and cash equivalents at beginning of the period	12	**5,083,955**	**5,392,022**
Cash and cash equivalents at end of the period	12	**4,608,407**	**5,083,955**

The attached notes (pages 10 to 63) form an integral part of these financial statements.

Notes to the Financial Statements

1. Accounting principles applied

1.1 Basis of presentation

These financial statements relate to the fiscal year 1 January 2006 to 31 December 2006 and they have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The estimates and judgments applied in preparing the financial statements are based on historical information and assumptions which at present are considered logical.

The estimates and assumptions are reviewed on an ongoing basis to take into account current conditions, and the effect of any revisions are recognized in the period in which the estimate is revised.

The accounting principles, applied by the Bank in the financial statements as at 31 December 2006, are the same as those applied in the financial statements for the year ended 31 December 2005 after taking into consideration and the new standards, amendments and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union which are effective for annual periods beginning on or after 1.1.2006:

Amendment to IAS 19, «Employee Benefits» (Regulation 1910/8.11.2005)

The amendment of IAS 19 introduces the option of an alternative recognition approach for actuarial gains and losses of defined benefit plans.

It allows the total recognition of actuarial gains and losses directly to equity. It also clarifies the way the entities must include defined benefit obligations to their financial statements and it imposes the disclosure of additional information.
The Bank has not changed the accounting principles relating to the recognition of defined benefit obligations.

Amendment to IAS 39, Fair Value option (Regulation 1864/15.11.2005)

According to the above amendment, under certain circumstances the entity has the ability to designate financial instruments upon initial recognition, to be measured at fair value, with changes in fair value recognized in profit and loss (fair value option).
The Bank did not apply the above option in the present financial statements.

Amendment to IAS 39, Recognition and Measurement of financial instruments (Regulation 2106/21.12.2005)

According to this amendment, entities are permitted to designate under certain circumstances, forecast intragroup transactions denominated in foreign currency as a hedged instrument in consolidated financial statements.

The above amendment did not have a significant impact on Bank's financial statements.

Amendment to IAS 39 and IFRS 4, Financial Guarantee Contracts (Regulation 108/27.1.2006)

The main objective of these amendments is to ensure that the issuers of financial guarantee contracts include the obligations on their balance sheet. Particularly, the issuer of such a contract must initially recognize it at its fair value (except if it is considered as an insurance contract) and subsequently to measure it at the higher of:

(i) the amount determined in accordance with IAS 37 relating to provisions and
(ii) the amount initially recognized, reduced by the amount that has been already recognized as revenue, according to IAS 18, for revenue recognition.

These amendments did not have a significant impact on Bank's financial statements.

Amendment to IAS 21, concerning the effects of exchange prices variation (Regulation 708/8.5.2006)

This amendment allows the recognition of the foreign exchange differences in equity. These exchange differences result from monetary assets, which are part of the net investment in foreign operations, even if these monetary assets are denominated in a currency that is different from the functional currency of the counterparties of the Group.

This amendment did not have a significant impact on Bank's financial statements

Amendment to IFRS 1 "First Time Adoption of International Financial Reporting Standards" and Amendment to IFRS 6 "Exploration and Evaluation of Mineral Resources" effective for annual periods beginning on or after 1.1.2006 (Regulation 108/2006)

The above amendments are not relevant to the Bank's activities.

Interpretation 4 *«Determining whether an Arrangement contains a Lease», (Regulation 1910/8.11.2005)*

Interpretation 5 *«Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds» (Regulation 1910/8.11.2005).*

Interpretation 6 *«Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment» (Regulation 108/27.1.2006)*

The adoption of interpretations 4, 5 and 6 did not result in a substantial impact on the Bank's financial statements.

In addition to the above the International Accounting Standards Board (IASB) issued the following standards and interpretations which the European Union adopted and were effective for annual periods beginning on or after 1.1.2006:

Interpretation 7 «Applying the restatement Approach Under IAS 29 Financial Reporting in Hyperinflationary Economies» (Regulation 708/2006)

Is effective for annual periods beginning on or after 1.3.2006 and its adoption will not have a substantial impact on the Bank's financial statements.

Interpretation 8 and 9 *«Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/8.9.2006)*

Are effective for annual periods beginning on 1.5.2006 and 1.6.2006 respectively and their adoption will not have a substantial impact on Bank's financial statements.

International Financial Reporting Standard 7 « Financial instruments: Disclosures», (Regulation 108/2006)

IFRS 7 and the amendments that it imposes on other standards are effective for annual periods beginning on or after 1.1.2007 and they are expected to affect significantly the disclosure requirements concerning financial instruments.

Amendment to IAS 1 «Presentation of Financial Statements – Capital Disclosure (effective for annual periods beginning on or after 1.1.2007) (Regulation 108/2006)

This amendment requires additional disclosures both quantitative and qualitative relating to the management of the Bank's capital.

Finally, the International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union.

International Financial Reporting Standard 8 «Operating segments» Effective for annual periods on or after 1.1.2009.

This standard replaces the IAS 14 "Segment Reporting". Its adoption by the European Union and the Bank will have a significant impact on the Bank's disclosures about operating segments.

Interpretation 10 «Interim Financial Reporting and Impairment» Effective for annual periods beginning on or after 1.11.2006

With the adoption of this interpretation an entity shall not reverse an impairment loss recognized in a interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this interpretation will not have an impact on Bank's accounting principles.

Interpretations 11 and 12 «Group and Treasury Shares Transactions» Effective for annual periods on or after 1.3.2007 and «Service Concession Arrangements» Effective for annual periods on or after 1.1.2008

The Bank is examining whether there will be an impact from the adoption of the above interpretations.

1.2 Segment reporting

The Bank after considering the present management and reporting structure, and that the majority of its income arise from activities in Greece decided that:

a. the primary reporting format are the following business segments:

- Retail
- Corporate Banking
- Asset Management/Insurance
- Investment Banking/Treasury
- South Eastern Europe
- Other

b. the following geographical segments are the secondary reporting format:

- Greece
- Other countries

Detailed information relating to business and geographical segments is presented in note 38.

1.3 Transactions in foreign currency and translation of foreign operations

a. Transactions in foreign currency

The financial statements are presented in Euro, which is the functional currency and the currency of the country of incorporation of the Bank. Items included in the financial statements of each of the foreign branches are measured at the functional currency of each branch which is the currency of the country of incorporation or the currency of the primary economic environment in which the branch operates or the currency used for the majority of transactions held.

Transactions in foreign currencies are translated to the functional currency at the closing exchange rates at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the closing exchange rate at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling at initial recognition, except for those non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and they are recognized in the income statement or recorded directly in shareholders' equity depending on the classification of the non-monetary item.

b. Translation of foreign operations

The results and financial position of all the foreign branches that have a functional currency that is different from the presentation currency of Bank's financial statements are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated to Euro at the closing rate at the date of that balance sheet.
The comparative figures presented are translated to Euro at the closing rates at the respective dates of the comparative balance sheet.
(ii) Income and expenses for each income statement are translated to Euro at average exchange rates applicable for each period presented.

The resulting exchange difference from the above translation and those arising from other monetary items designated as a part of the net investment in the entity are recorded in equity. When a foreign subsidiary is sold, the exchange differences are recognized in the income statement as part of the gain or loss on sale.

1.4 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents consist of:

a. Cash on hand.
b. Non-restricted placements with Central Banks.
c. Short-term balances due from banks.

Short-term balances due from banks are amounts that mature within three months after the date of the financial statements.

1.5 Classification and measurement of financial assets

The Bank classifies its financial assets in the following categories:

- Loans and receivables.
- Held-to-maturity investments.
- Financial assets at fair value through profit or loss.
- Available-for-sale financial assets.

For each of the above classifications the following is applicable:

a) Loans and receivables

Included in this category are:

i. Loans to customers.
ii. Amounts paid for a portion or total acquisition of bonds issued by customers.
iii. All receivables from customers, banks etc.

Loans and receivables are carried at amortized cost.

b) Held-to-maturity

Held-to-maturity investments are financial assets that the Bank has the positive intention and ability to hold to maturity.

This category is carried at amortized cost. The Bank has not included any financial assets in this category.

c) Financial assets at fair value through profit or loss.

Financial assets included in this category are those:

i. That are acquired principally for the purpose of selling in the short term in order to exploit short term market fluctuations (trading portfolio). The Bank has included in this category fixed rate Government bonds and treasury bills, except for certain specific issues and a limited number of shares.
ii. The Bank, at initial recognition, designates these financial assets at fair value and recognize changes in the fair value in the income statement.

This classification is used when:

- Management monitors and manages the financial instruments on a fair value basis in accordance with a documented risk management or investment strategy.
- Eliminates an accounting mismatch that would otherwise arise from measuring financial assets and liabilities on a different basis (i.e. amortized cost) in relation to another financial asset or liability (i.e. derivatives which are measured at fair value through the profit or loss).
- The financial instrument contains an embedded derivative that significantly modifies the cash flows or the separation of this derivative is not prohibited.

d) Available-for-sale

Available-for-sale financial assets are investments that have not been classified in any of the previous categories.

The Bank has included in this category:

i. Variable interest rate bonds
ii. Certain issues of fixed rate Government bonds and fixed rate bonds of other issuers
iii. Shares
iv. Mutual fund units

This category is measured at fair value. Changes in fair value are recognized directly in equity until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is transferred in profit or loss. The financial assets included in this category are reviewed at each balance sheet date to determine whether there is any indication of impairment. When a subsequent event cause the amount of impairment loss on an available-for-sale debt security to decrease, the impairment loss is reversed through profit or loss.
However, the impairment losses for available-for-sale shares and mutual funds are not reversed.

The measurement principles noted above are not applicable when a particular financial asset is a hedged item, in which case the principles set out in note 1.6 are followed.

1.6 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a small or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rate, index or other variable).

All derivatives are recognized as assets when their fair value is positive, and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are measured at fair value irrespective of the purpose for which they have been transacted. In the cases were certain derivatives embedded in other financial instruments, such as bonds, loans, deposits, borrowed funds etc are not carried at fair value through profit or loss then are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract. These embedded derivatives are measured at fair value and are recognized as derivative assets or liabilities.

In the cases where derivatives embedded in financial instruments that have been designated at fair value through profit or loss, the changes in fair value of the derivatives are included in the fair value change of the combined instrument and recognized in gains less losses on financial transactions.

The Bank's activities involve the use of derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).

In addition the Bank uses derivatives for trading purposes to exploit short-term market fluctuations, within the Bank risk level set by the Asset-Liability Committee (ALCO). Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions.

When the Bank uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

We emphasize the following:

a. Synthetic Swaps

The Bank, in order to increase the return on deposits to selected customers, uses synthetic swaps. This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure.
The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and other gains less losses on financial transactions.

b. FX Swaps

These types of Swaps are entered into primarily to hedge the exposures arising from customer loans and deposits. As there is no documentation to support hedge accounting they are accounted for as trading instruments. The result arising from these derivatives is recognized as interest, foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and other gains less losses on financial transactions.

Hedge accounting

Hedge accounting sets out valuation rules to offset the effects on the gain or loss from changes in the fair value of a hedging instrument and a hedged item which would not be achieved if the normal measurement principles were followed.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on a on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated at each reporting date.

(a) Fair value hedge

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged.

Changes in the fair value of both the hedging instrument and the hedged item in respect of the risk being hedged are recognized in the income statement.

The Bank uses interest rate swaps (IRS's) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits. In addition the Bank uses foreign exchange derivatives to hedge foreign exchange risks arising from investments in subsidiaries.

(b) Cash flow hedge

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective portion is recognized in the income statement. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

(c) Hedges of net investment in a foreign operation

The Bank hedges foreign exchange risks arising from investment in foreign operations.

Hedge accounting of net investment in foreign operation is similar to cash flow hedge accounting. Upon disposal of the foreign operation the cumulative gain or losses recognized in equity are reversed and recognized in profit or loss.

1.7 Investments in subsidiaries, associates and joint ventures

This caption includes Bank's investments in subsidiaries, associates and joint ventures.

Investments in subsidiaries, associates and joint ventures are stated at cost, plus any expenses directly attributable to the acquisition.

Dividends received by the Bank, relating to past-acquisition profits are recorded in the income statement, whereas dividend income from pre-acquisition profits are considered as a return of capital and recorded as a reduction of the cost of the investment.

Dividends receivable are recognized when the amounts have been approved by the responsible body of the entity.

1.8 Property, plant and equipment

This caption includes: land, buildings for use by the branches or for administrative purposes, additions and improvements of leased fixed assets and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. The historical cost includes costs relating to the acquisition of property and equipment.

Subsequent expenditure is capitalized or recognized as a separate asset only when it increases future economic benefits. Expenditure on repairs and maintenance is recognized in the income statement as an expense as incurred.

Depreciation is charged on a straight line basis over the estimated useful lives of property, plant and equipment taking into account residual values.

The estimated useful lives are as follows:

- Buildings:	33 years.
- Additions to leased fixed assets and improvements:	duration of the lease.
- Equipment and vehicles:	4 to 20 years.

Land is not depreciated, however, it is reviewed periodically for impairment.

The residual value of property and equipment and their useful lives are periodically reviewed and adjusted if necessary at each reporting date.

Property, plant and equipment are reviewed at each reporting date to determine whether there is an indication of impairment and if they are impaired the carrying amount is adjusted to its recoverable amount with the difference recorded in the income statement.

Gains and losses from the sale of property and equipment are recognized in the income statement.

1.9 Investment property

The Bank includes in this category buildings or a portion of buildings together with the respective portion of the land that is held to earn rental income.

Investment property is initially recognized at cost, which includes all related acquisition costs. Subsequent to initial recognition investment property is stated at cost less accumulated depreciation and impairment losses.

All costs for repairs and maintenance are recognized in the income statement as incurred.

The estimated useful lives, over which depreciation is calculated under the straight line method, are the same as property, plant and equipment.

1.10 Goodwill and other intangible assets

The Bank has included in this category mainly software, which is carried at cost less accumulated amortization. Amortization is charged over the estimated useful life, which the Bank has estimated between 3 to 4 years. For intangible assets no residual value is estimated. Expenditure incurred to maintain the software programs is recognized in the income statement as incurred.

All intangible assets are subject to impairment test.

1.11 Leases

The Bank enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases. All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Bank is the lessor

i. Finance leases:

For finance leases where the Bank is the lessor the aggregate amount of lease payments is recognized as loans and advances.

The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.

The lease rentals received decrease the aggregate amount of lease payments and finance income is recognized on an accrual basis.

The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.12. The Bank for the periods presented in the financial statements is not entered in finance leases as a lessor.

ii. Operating leases:

When the Bank is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized as other income on an accrual basis.

b) When the Bank is the lessee

i. Finance leases:

For finance leases, where the Bank is the lessee, the leased asset is recognized as own-used property, plant and equipment and a respective liability is recognized in other liabilities. At the commencement of the lease the leased asset and liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Bank's borrowing rate for similar financing.

Subsequent to initial recognition the leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life and the Bank is not expected to obtain ownership by the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Bank as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.12 Impairment losses on loans and advances

The Bank assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically, the steps performed are the following:

a. *Establishment of events that provide objective evidence that a loan is impaired (trigger events).*

The loans and advances with payment of interest or principal overdue by more than 90 days represents the majority of the loans which were tested for impairment.

In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:

i. procedures for forced recovery have been initiated;
ii. the Bank has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b. *The criteria for assessment on an individual or collective basis.*

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

More specifically the separation point for the Bank is the amount of € 1 million.

In determining the amount numerous factors were considered such as the composition of the loan portfolio, the specific circumstances of the market and experience obtained from the management of the portfolio.

c. *Establishment of groups of assets with similar risk characteristics*

In those instances which based on the amount outstanding the assessment of impairment was performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:

i. the borrowers' industry (construction, tourism etc.) for commercial loans.
ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d. *Methodology in determining future cash flows from impaired loans*

The Bank has accumulated a significant amount of historical data of the last five years, which includes the loss given default for loans after the completion of forced recovery, or other measures taken to secure collection of loans, including the realization of collaterals.

On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans' original effective interest rate.

e. *Interest income recognition*

Interest income on impaired loans is recognized based on the carrying value of the loan net of impairment at the original effective interest rate.

f. *Impairment recognition*

Impaired loans are usually written-off, with exceptions to a small number of accounts with large outstandings were an allowance account is established.

g. *Recoveries*

If in a subsequent period after the recognition of the impairment loss, events occur which require impairment loss to be reduced, or there has been a collection of amounts from loans and advances previously written-off, the recoveries are recognized in the income statement.

1.13 Deferred taxation

Deferred taxation is the tax that will be paid, or for which relief will be obtained in the future resulting from the different period that certain items are recognized for financial reporting and tax purposes.
Deferred tax is provided for temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are provided based on the expected manner of realization or settlement using tax rates (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, taking into consideration the enacted tax rates at balance sheet date.

Current and deferred tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity in which case it is recognized in equity.

1.14 Non-current assets held for sale

Non-current assets or disposal groups comprise assets mainly from auctions, and liabilities that are expected to be recovered primarily through sale and therefore these are classified as held for sale.

Before their classification as held for sale, the assets included in this category are measured in accordance with the applicable standards.

Assets held for sale are carried at the lower of their carrying amount and fair value less cost to sell.

Any losses arising from the above is recorded in the income statement. The above losses which can be reversed in the future, are allocated to assets in the disposal group that are within the scope of the measurement requirements of IFRS 5. The impairment losses on a disposal group first are allocated to goodwill and then to remaining assets and liabilities on a pro-rata basis.

Property in this category are not depreciated, however, they are reviewed for impairment at each reporting date.

Gains or losses from the sale of these assets are recognized in the income statement.

1.15 Financial liabilities

The Bank for measurement purposes classifies financial liabilities in the following categories:

a) Financial liabilities measured at fair value through profit or loss

i) This category includes financial liabilities held for trading:

- when the financial liability is acquired or repurchased in the short term to take advantage of short-term market fluctuations;
- they are derivatives which are not used for hedging purposes.

ii) In addition in this category the Bank includes financial liabilities which are measured at initial recognition, at fair value through profit or loss in accordance to the principles set in note 1.5 (point c(ii)).

The Bank has included in the category of financial liabilities held for trading, derivatives which are not used for hedging purposes.

The derivatives and the liabilities arising from derivatives which are used for hedging purposes are presented in derivatives liabilities and valuation principles are set out in note 1.6.

At present no financial liabilities have been classified as fair value through profit or loss.

b) Financial liabilities carried at amortized cost.

The liabilities which are classified in this category are measured at amortized cost using the effective interest method. Liabilities to credit institutions and customers, debt issued and other loan liabilities are classified in this category.

In case that financial liabilities included in this category are used for hedging purposes the accounting principles applied are set out in note 1.6.

1.16 Employee benefits

The Bank has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Bank.

A defined contribution plan is where the Bank pays fixed contributions into a separate entity. The Bank has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

The present value of the defined benefit is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligations and the fair value of plan assets are amortized in a period equal to the average remaining working lives of the employees.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Bank pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Bank has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.17 Share options granted to employees

The Bank rewards the performance of its executives and managers by granting share options. The share options are exercised after the expiration of three years from the grant date.

The fair value calculated at grant date, is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options upon the exercise date increases the share capital of the Bank and the reserve in equity from previously recognized fair value of the exercised options is transferred to share premium.

1.18 Provisions

A provision is recognized when the Bank has a constructive or legal obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated. The provisions recognition is done on the present value of the expenditures expected to be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses. However, future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur. Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the income statement relating to the provision may be presented net of the amount of the reimbursement.

1.19 Sale and repurchase agreements

The Bank enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments. The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed under securities borrowing agreements are not recognized except when they have been sold to third parties whereby the gain on the sale is recognized in the income statement and the liability to deliver the security is recognized at fair value.

1.20 Equity

Incremental costs of share capital increase
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium
The difference between the nominal value of the shares issued and their market value, in cases of the exchange of shares as consideration for the acquisition of a business by the Bank is recorded as share premium.

In this category is recorded the difference between the nominal value of the shares issued and their acquisition price in cases of share capital increase.

Treasury shares
The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained Earnings
Dividends are deducted from retained earnings and recorded as a liability in the period that the dividend is approved by the General Meeting of the shareholders.

1.21 Interest income and expense

Interest income and expense are recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or the next repricing date, in order the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expense is also calculated for interest bearing financial instruments that are measured at fair value.

1.22 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant service has been provided.

Transaction revenues relating to the recognition of a financial instrument which measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.23 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

Income Statement

2. Net interest income

	From 1 January to	
	31.12.2006	31.12.2005
Due from banks	124,882	137,882
Securities	265,601	117,020
Loans and advances to customers	1,746,774	1,327,411
Due to banks	(215,847)	(98,306)
Due to customers	(258,793)	(179,242)
Debt securities in issue and other borrowed funds	(442,580)	(265,747)
Other	(79,153)	(56,828)
Total	1,140,884	982,190

3. Net fee and commission income

	From 1 January to	
	31.12.2006	31.12.2005
Loans	55,707	44,411
Letters of guarantee	33,686	31,872
Imports-Exports	17,673	18,979
Credit Cards	44,861	37,312
Fund transfers	59,438	61,405
Mutual funds	43,205	31,162
Management and advisory fees	6,572	6,919
Other	31,303	16,564
Total	**292,445**	**248,624**

4. Dividend income

	From 1 January to	
	31.12.2006	31.12.2005
Subsidiaries and associates	51,076	57,829
Available-for-sale shares	1,831	1,779
Total	**52,907**	**59,608**

5. Gains less losses on financial transactions

	From 1 January to	
	31.12.2006	31.12.2005
Foreign exchange differences	16,964	4,756
Bonds	(26,896)	(13,874)
Shares	125,986	4,357
Other financial instruments	5,572	1,437
Other	121,626	(3,324)

Gains from shares include an amount of € 80 million, from the sale of Alpha Insurance A.E., a subsidiary, to Alpha Group Investments Ltd, also a subsidiary, and an amount of € 26 million from the sale of EXAE shares.

6. Other income

	From 1 January to	
	31.12.2006	31.12.2005
Rental income	2,999	2,760
Sale of property, plant and equipment	3,387	5,998
Insurance indemnities	408	1,655
Secondment of personnel to group companies	2,226	2,273
Goodwill from merger with Delta Singular A.E.P.	-	7,695
Other	5,995	6,629
Total	**15,015**	**27,010**

7. Staff costs

	From 1 January to	
	31.12.2006	31.12.2005
Wages and salaries	232,352	207,673
Social Security contributions	68,812	65,744
Expenses of defined benefit plans	46,000	44,164
Other	21,688	18,796
Total	**368,852**	**336,377**

As at 31.12.2006 staff costs include € 5,158 (31.12.2005: € 2,245) that relate to share options granted to employees based on the valuation as calculated on the grant date.

The total employees of the Bank as at 31.12.2006 were 7,184 (31.12.2005: 7,173) of which 6,782 (31.12.2005: 6,949) are employed in Greece and 402 (31.12.2005: 224) are employed abroad.

Defined contribution plans

a) All the employees of the Bank receive their main pension from the Social Insurance Fund (IKA).

b) The supplementary pension plan for employees from the former Ionian and Popular Bank of Greece is TAPILTAT, a multi-employer plan. The Bank has obtained legal opinions that indicate that it has no obligation if the fund does not have sufficient assets to pay employee benefits. Therefore the Bank considers that the fund is a defined contribution plan and it is accounted for as such.

c) All employees of the Bank receive medical benefits from the Employee Medical Insurance Fund of Credit Bank, of Geniki Bank, of American Express etc. This plan has been accounted for as a defined contribution plan.

Defined benefit plans

Details of defined benefit plans are described in note 29.

8. General administrative expenses

	From 1 January to	
	31.12.2006	31.12.2005
Rent of buildings	23,552	21,357
Rent and maintenance of EDP equipment	16,740	14,652
EDP expenses	36,059	30,643
Marketing and advertisement expenses	27,365	23,446
Telecommunications and postage	20,704	17,761
Third party fees	19,394	17,740
Consultants fees	9,970	7,212
Contribution to Deposit Guarantee Fund	10,405	9,684
Insurance	7,408	8,860
Consumables	4,951	4,264
Electricity	4,971	4,534
Taxes (VAT, real estate etc)	31,065	27,492
Repairs of buildings and equipment	4,139	4,081
Cleaning fees	2,258	2,256
Security	4,702	4,387
Transportation	3,552	3,595
Agency fees	6,382	5,565
Other	42,716	33,656
Total	**276,333**	**241,185**

9. Impairment losses and provisions to cover credit risk

	From 1 January to	
	31.12.2006	31.12.2005
Impairment losses on loans and advances to customers	209,171	234,582
Provisions to cover credit risk relating to off balance sheet items	14,946	-
Recoveries	(4,612)	(3,046)
Total	**219,505**	**231,536**

10.1. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 32% for 2005, 29% for 2006, and 25% in 2007 thereafter.

In addition, in accordance with article 9 of Law 2992/2002, the tax rate for entities that have concluded mergers is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2005 profit of the Bank was taxed at the rate of 22% and for the 2006 profit at the rate of 24% because the merger with Delta Singular A.E.P. on 8.4.2005, a listed company, was not related with the Bank before 1.1.1997.

It should be noted that as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to	
	31.12.2006	31.12.2005
Current tax	94,318	75,366
Additional taxes arising from tax audits	10,563	-
Deferred tax	34,958	14,171
Total	**139,839**	**89,537**

The increased income tax in 2006 is due to the higher profits in 2006, the increase in the tax rates and the additional taxes assessed by the tax authorities following their audit of the fiscal year 2003 up to and including 2005.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.12.2006	31.12.2005
Depreciation and write-offs of fixed assets	9,262	11,726
Loans and advances to customers	7,379	(229)
Employee defined benefit obligations	461	1,099
Valuation of derivatives	11,568	(4,949)
Financial instruments effective rate	1,201	1,830
Valuation of debt security in issue due to fair value hedge	2,839	4,714
Other temporary differences	2,248	(20)
Total	**34,958**	**14,171**

Reconciliation of effective and current tax rate:

		31.12.2006		31.12.2005
Profit before tax		716,034		467,407
Income tax	24%	171,848	22%	102,830
Increase/(decrease) due to:				
Additional tax from rental income from fixed assets	0.04%	253	0.05%	249
Non taxable income	(6.68%)	(47,829)	(3.53%)	(16,483)
Non deductible expenses	0.78%	5,577	0.61%	2,829
Part of profit relating to non taxable income	(0.87%)	(6,260)	(1.42%)	(6,639)
Part of profit relating to distributable income	0.76%	5,439	1.13%	5,301
Effect of tax rates used for current and deferred tax	0.19%	1,398	0.36%	1,700
Other temporary differences	(0.16%)	(1,150)	(0.05%)	(250)
Additional taxes from tax audit	1.48%	10,563		-
Income tax	**19.53%**	**139,839**	**19.16%**	**89,537**

10.2. Tax on reserves (Law 3513/2006 article 10)

In accordance with Greek tax law, entities may form tax free reserves from either profits that are not subject to tax (for example gains from the sale of listed shares or mutual funds) or from income subject to taxation at the source and where the payment of the tax extinguishes the legal entity's tax liability, but not of its shareholders (for example interest from Greek Government bonds). The tax free reserves were subject to taxation if distributed or capitalized at the tax rate enacted at the time of distribution or capitalization. .

In accordance with article 10 of Law 3513/2006 these reserves, formed until 31.12.2005 by banks established in Greece and by branches of foreign banks operating in Greece, were subject to taxation.

The tax rate was 15% on profits that were not subject to tax and 10% on profits that were previously subject to tax at the source.

The total tax on these reserves for the Bank amounted to € 73,902. The payment of the above tax extinguishes the Bank's liability as well as that of its shareholders. Therefore these reserves can be distributed or capitalized without any further payment of tax.

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting own shares held, during the period.

	From 1 January to	
	31.12.2006	31.12.2005
Profit attributable to shareholders	502,293	377,870
Weighted average number of outstanding ordinary shares	393,188,211	400,869,413
Basic earnings per share (in € per share)	1.28	0.94

Basic earnings per share excluding tax on reserves:

	From 1 January to	
	31.12.2006	31.12.2005
Profit attributable to shareholders	576,195	377,870
Weighted average number of outstanding ordinary shares	393,188,211	400,869,413
Basic earnings per share (in € per share)	1.47	0.94

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.12.2006	31.12.2005
Profit attributable to shareholders	502,293	377,870
Weighted average number of outstanding ordinary shares	393,188,211	400,869,413
Adjustment for share options	731,705	550,066
Weighted average number of outstanding ordinary shares for diluted earnings per share	393,919,916	401,419,479
Diluted earnings per share (in € per share)	1.28	0.94

Diluted earnings per share excluding tax on reserves:

	From 1 January to	
	31.12.2006	31.12.2005
Profit attributable to shareholders	576,195	377,870
Weighted average number of outstanding ordinary shares	393,188,211	400,869,413
Adjustment for share options	731,705	550,066
Weighted average number of outstanding ordinary shares for diluted earnings per share	393,919,916	401,419,479
Diluted earnings per share (in € per share)	1.46	0.94

Basic and diluted earnings per share relating to 2005 have been restated for comparison purposes to take into account the decision of the ordinary General Shareholders Meeting on 18.4.2006 to issue new shares by capitalizing reserves. The bonus shares were issued on 3.5.2006.

Assets

12. Cash and balances with Central Banks

	31.12.2006	31.12.2005
Cash	317,964	271,373
Cheques receivable	62,572	40,734
Balances with Central Banks	1,097,139	1,309,065
Total	**1,477,675**	**1,621,172**
Of which mandatory deposits with Central Banks:	608,453	821,890

The Bank is required to maintain a current account with the Bank of Greece (Central Bank) in order to facilitate interbank transactions with the central bank and other financial institutions through the Trans European – Automated Real Time Gross Settlement Express Transfer System (TARGET).

The Bank of Greece also requires, that all financial institutions established in Greece maintain deposits with the Central Bank equal to 2% of total customer deposits.

These deposits bear interest at the refinancing rate as set by the European Central Bank (31.12.2006: 3.58%).

Cash and cash equivalents (as presented for the purposes of the cash flow statement)

	31.12.2006	31.12.2005
Cash and balances with Central Banks	869,222	799,282
Sale and repurchase agreements (Reverse Repos)	395,604	2,148,476
Short-term placements with other banks	3,343,581	2,136,197
Total	**4,608,407**	**5,083,955**

Due to the merger of Belgrade Branch with Alpha Bank Srbija A.D. (note 43, paragraph e) on May 2006, cash and cash equivalents where reduced by € 48,125.

13. Due from banks

	31.12.2006	31.12.2005
Placements with other banks	4,875,032	2,827,305
Sale and repurchase agreements (Reverse Repos)	395,604	2,148,476
Loans to financial institutions	913,452	697,612
Total	**6,184,088**	**5,673,393**

14. Securities held for trading

	31.12.2006	31.12.2005
Government bonds	182,557	87,606
Other debt securities		
- Listed	80,510	65,981
- Non-listed	53,414	-
Shares		
- Listed	29,726	-
Total	**346,207**	**153,587**

15. Derivatives financial instruments (assets and liabilities)

	31 December 2006		
	Contract nominal amount	Fair value Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	772,506	7,169	5,410
Currency swaps	1,651,405	17,636	10,102
Cross currency swaps	533,026	67,005	61,398
Currency options	254,115	1,722	1,202
Currency options embedded in retail products	1,745	6	-
Total non-listed	**3,212,797**	**93,538**	**78,112**
b. Interest rate derivatives			
Interest rate swaps	9,699,100	113,333	85,735
Interest rate options (caps)	220,399	1,322	711
Total non-listed	**9,919,499**	**114,655**	**86,446**
Futures	450,704	1	317
Options	100,000	4	-
Total listed	**550,704**	**5**	**317**
c. Stock derivatives			
Equity swaps	25,427	847	-
Total non-listed	**25,427**	**847**	**-**
d. Index derivatives			
Futures	4,930	-	44
Total listed	**4,930**	**-**	**44**
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	72,917	-	2,603
Cross currency swaps	191,168	-	39,541
Total non-listed	**264,085**	**-**	**42,144**
b. Interest rate derivatives			
Interest rate swaps	1,660,127	45,521	19,160
Total non-listed	**1,660,127**	**45,521**	**19,160**
Grand Total	**15,637,569**	**254,566**	**226,223**

	31 December 2005		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	560,420	2,430	3,218
Currency swaps	932,453	5,191	4,980
Cross currency swaps	619,050	58,032	53,996
Currency options	296,363	1,910	1,946
Currency options embedded in retail products	24,191	57	-
Total non-listed	**2,432,477**	**67,620**	**64,140**
b. Interest rate derivatives			
Interest rate swaps	3,445,229	67,059	45,059
Interest rate options (caps)	27,801	149	166
Total non-listed	**3,473,030**	**67,208**	**45,225**
Options	153,477	35	161
Total listed	**153,477**	**35**	**161**
c. Index derivatives			
Options	34,036	178	-
Total listed	**34,036**	**178**	**-**
Derivatives for hedging			
a. Interest rate derivatives			
Cross currency swaps	217,786	-	14,931
Total non-listed	**217,786**	**-**	**14,931**
b. Interest rate derivatives			
Interest rate swaps	1,257,708	4,073	16,175
Total non-listed	**1,257,708**	**4,073**	**16,175**
Grand Total	**7,568,514**	**139,114**	**140,632**

16. Loans and advances to customers

	31.12.2006	31.12.2005
Individuals:		
Mortgages	8,176,640	6,616,104
Consumer	2,169,009	1,736,453
Credit cards	905,689	863,798
Other	130,605	161,195
	11,381,943	9,377,550
Companies:		
Corporate loans	17,443,652	15,440,322
Other receivables	151,423	206,244
	17,595,075	15,646,566
Less:		
Allowance for impairment losses *	(739,327)	(822,977)
Total	**28,237,691**	**24,201,139**

Allowance for impairment losses

Balance 1.1.2005	**621,120**
Exchange differences	(186)
Provision for loan impairment (note 9)	234,582
Provision from merger with the former Delta Singular A.E.	7,566
Loans written-off during the period	(40,105)
Balance 31.12.2005	**822,977**
Exchange differences	(178)
Provision for loan impairment (note 9)	209,171
Decrease due to merger of Belgrade Branch with Alpha Bank Srbija A.D. (note 43, paragraph e)	(3,180)
Unwinding of the discount	71,650
Loans written-off during the period	(361,113)
Balance 31.12.2006	**739,327**

* In addition to the allowance for impairment losses, an additional provision of € 14,946 has been recorded to cover credit risk relating to off balance sheet items. The total provision recorded to cover credit risk amounts to € 754,273.

17. Investment securities

Available for sale	31.12.2006	31.12.2005
Government bonds	6,016,005	6,250,254
Other debt securities:		
- Listed	1,320,834	1,193,535
- Non-listed	25,072	9,021
Shares:		
- Listed	46,286	68,656
- Non-listed	11,063	4,128
Other variable yield securities	43,128	35,897
Total	**7,462,388**	**7,561,491**

18. Investments in subsidiaries, associates and joint ventures

	1.1-31.12.2006	1.1-31.12.2005
Subsidiaries		
Opening balance	1,471,394	1,221,616
Additions(1)	198,178	258,622
Disposals(2)	(83,876)	(6,749)
Valuation of subsidiaries due to fair value hedge (4)	2,108	-
Impairment	-	(340)
Transfer to non-current assets held for sale	-	(1,755)
Closing balance	1,587,804	1,471,394
Associates		
Opening balance	10,463	110,082
Additions	144	977
Disposals(3)	(4,983)	(100,336)
Impairment	-	(260)
Closing balance	5,624	10,463
Joint Ventures		
Opening balance	122	50
Additions	-	72
Disposals	-	-
Impairment	-	-
Closing balance	122	122
Grand Total	**1,593,550**	**1,481,979**

Additions represent share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent sales of shares, return of capital and proceeds arising from the liquidation of companies.

(1) The following amounts are included:
- Purchases of Ionian Hotel Enterprises A.E. shares € 3,983
- Purchases of Alpha Astika Akinita A.E. shares € 6,043
- Purchases of Alpha Leasing A.E. shares € 1,204
- Increase in the investment in Jubanka A.D. by € 24,351 from the merger with Bank's Belgrade branch. Since 9.10.2006 Jubanka A.D has been renamed to Alpha Bank Srbija A.D.
- Purchases of Alpha Group Investments Ltd shares € 160,705 (note 43, paragraph i)
- Purchases of Alpha Insurance Cyprus shares € 1,831
- Purchase of Kafe Alpha A.E. shares € 59 (note 43, paragraph l)
- Purchases of Alpha Insurance A.E. shares € 2

(2) The following amounts are included:
- € 80,445 sale of Alpha Insurance A.E. shares to Alpha Group Investments Ltd (note 43, paragraph i)
- € 3,371 sale of Alpha Private Investment Services AEPEY to the subsidiary Alpha Bank London (note 43, paragraph a)
- € 59 sale of Kafe Mazi A.E. to subsidiary Ionian Hotel Enterprises A.E. (note 43, paragraph h).

(3) It includes an amount of:
- Sale of Lesvos Tourist Company A.E. shares € 436 (note 43 paragraph c)
- Sale of ICAP A.E. shares € 3,665 (note 43, paragraph m)
- Liquidation of Gaiognomon A.E. € 140 (note 43, paragraph k)
- € 742 from the capital repayment from A.L.C. Novelle Investments Ltd.

(4) From second quarter of the year the Bank uses FX SWAPS to hedge the foreign exchange risk of its investment in Alpha Bank London.

Summary Financial Information
Subsidiaries, associates and joint ventures

a. Subsidiaries

Balance 31.12.2006

Name	Country of Incorporation	Assets	Equity	Liabilities	Turnover 1.1-31.12.2006	Profit/(loss) before tax 1.1-31.12.2006	Ownership interest % 31.12.2006
BANKS							
1. Alpha Bank London Ltd	United Kingdom	738,741	95,274	643,467	31,897	4,029	100.00
2. Alpha Bank Ltd	Cyprus	3,425,195	244,764	3,180,430	184,446	43,881	100.00
3. Alpha Bank Romania S.A.	Romania	2,111,916	217,511	1,894,405	129,222	28,784	99.44
4. Alpha Bank AD Skopje	FYROM	86,288	25,777	60,511	6,691	3,193	100.00
5. Alpha Bank Srbija A.D.	Serbia	484,646	127,981	356,665	36,289	(4,248)	100.00
LEASING/ FACTORING COMPANIES							
1. Alpha Leasing A.E.	Greece	1,027,682	275,753	751,929	55,006	11,812	99.67
2. Alpha Leasing Romania S.A.	Romania	82,278	11,216	71,062	12,726	2,370	62.94
3. ABC Factors AE	Greece	481,428	60,348	421,080	25,863	8,405	100.00
INVESTMENT BANKING							
1. Alpha Finance A.X.E.P.E.Y.	Greece	81,191	51,920	29,271	53,812	14,934	99.62
2. Alpha Finance US Corporation	USA	816	695	121	1,004	(417)	100.00
3. Alpha Finance Romania S.A.	Romania	12,834	2,212	10,622	1,425	(11)	45.68
4. Alpha Ventures	Greece	28,932	28,668	264	1,371	389	99.42
5. Alpha Group Investments LTD	Cyprus	160,702	160,696	6	-	(6)	100.00
ASSET MANAGEMENT							
1. Alpha Asset Management A.E.D.A.K.	Greece	55,189	43,410	11,779	66,341	15,438	85.21
INSURANCE							
1. Alpha Insurance Agents A.E.	Greece	6,154	5,494	660	6,531	6,498	100.00
2. Alpha Insurance Limited	Cyprus	48,753	6,702	42,051	6,189	2,116	17.95
OTHER COMPANIES							
1. Alpha Astika Akinita A.E.	Greece	113,066	108,615	4,451	16,477	8,455	67.30
2. Alpha Group Jersey Ltd	Jersey	933,071	342	932,729	53,232	166	100.00
3. Ionian Hotel Enterprises A.E.	Greece	245,734	103,654	142,080	48,227	2,287	93.25
4. Ionian Holding A.E.	Greece	344,567	344,510	57	3,062	2,915	100.00
5. Oceanos A.T.O.E.E.	Greece	22,222	18,079	4,143	1,487	850	100.00
6. Alpha Credit Group Plc	United Kingdom	15,208,411	11,814	15,196,597	443,770	16,175	100.00
7. Messana Holdings S.A	Luxemburg	78	71	7	5	(16)	99.00
8. Evremethea A.E.	Greece	1,647	322	1,325	2,360	161	100.00
9. Kafe Alpha A.E.	Greece	59	59	-	-	-	99.00

b. Associates

Name	Country of incorporation	Equity	Profit/(loss) before tax 1.1-31.12.2006	Ownership interest % 31.12.2006
1. A.L.C. Novelle Investments Ltd	Cyprus	12,021	(1,105)	33.33
2. Evisak A.E.	Greece	2,915	161	27.00
3. AEDEP Thessalias and Stereas Ellados	Greece	147	-	50.00

c. Joint Ventures

1. Cardlink A.E.	Greece	191	108	50.00
2. APE Fixed Assets A.E.	Greece	23	(12)	60.10
3. APE Commercial Property A.E.	Greece	(458)	(489)	60.10

Where amounts are not mentioned the balances are immaterial.

19. Investment property

	Land and Building
Balance 1.1.2005	
Cost	49,520
Accumulated depreciation	(5,973)
Net book value 1.1.2005	43,547
1.1.2005-31.12.2005	
Net book value 1.1.2005	43,547
Additions	143
Additions from merger with Delta Singular A.E.P.	36,546
Accumulated depreciation from merger with Delta Singular A.E.P.	(2,940)
Reclassification to "non-current assets held for sale"	(33,463)
a) Cost	(36,591)
b) Accumulated depreciation	3,128
Depreciation charge for the period	(588)
Net book value 31.12.2005	43,245
Balance 31.12.2005	
Cost	49,618
Accumulated depreciation	(6,373)
1.1.2006-31.12.2006	
Net book value 1.1.2006	43,245
Additions	47
Disposals	(884)
a) Cost	(1,216)
b) Accumulated depreciation	332
Depreciation charge for the period	(402)
Net book value 31.12.2006	42,006
Balance 31.12.2006	
Cost	48,449
Accumulated depreciation	(6,443)

The fair value of investment property as calculated by Alpha Astika Akinita A.E. does not differ from the respective carrying amount.

20. Property, plant and equipment

	Land and Building	Leased equipment	Equipment	Total
Balance 1.1.2005				
Cost	638,891	8,406	221,442	868,739
Accumulated depreciation	(143,739)	(8,292)	(188,860)	(340,891)
Net book value 1.1.2005	495,152	114	32,582	527,848
1.1.2005 -31.12.2005				
Net book value 1.1.2005	495,152	114	32,582	527,848
Additions	8,691	-	18,742	27,433
Additions from merger with Delta Singular A.E.P.		800	2,093	2,893
Accumulated depreciation from merger with Delta Singular A.E.P.		(270)	(1,902)	(2,172)
Foreign exchange differences	(120)	-	(11)	(131)
a) Cost	(115)	-	(14)	(129)
b) Accumulated depreciation	(5)	-	3	(2)
Disposals	(503)	-	(871)	(1,374)
a) Cost	(1,337)	-	(3,886)	(5,223)
b) Accumulated depreciation	834	-	3,015	3,849
Reclassification from "non-current assets held for sale"	1,703	-	-	1,703
a) Cost	1,928	-	-	1,928
b) Accumulated depreciation	(225)	-	-	(225)
Transfer to other category	(5)	-	5	-
a) Cost	(319)	(7,996)	8,315	-
b) Accumulated depreciation	314	7,996	(8,310)	-
Depreciation charge for the period	(12,093)	(324)	(14,272)	(26,689)
Net book value 31.12.2005	492,825	320	36,366	529,511
Balance 31.12.2005				
Cost	647,739	1,210	246,692	895,641
Accumulated depreciation	(154,914)	(890)	(210,326)	(366,130)
1.1.2006-31.12.2006				
Net book value 1.1.2006	492,825	320	36,366	529,511
Additions	24,613	-	25,100	49,713
Foreign exchange differences	(21)	-	(5)	(26)
a) Cost	(30)	-	(17)	(47)
b) Accumulated depreciation	9	-	12	21
Disposals [1]	(7,450)	-	(571)	(8,021)
a) Cost	(8,371)	-	(2,543)	(10,914)
b) Accumulated depreciation	921	-	1,972	2,893
Transfer	-	-	-	-
a) Cost	-	(68)	68	-
b) Accumulated depreciation	-	68	(68)	-
Depreciation charge for the period[2]	(12,634)	(120)	(13,787)	(26,541)
Net book value 31.12.2006	497,333	200	47,103	544,636
Balance 31.12.2006				
Cost	663,951	1,142	269,300	934,393
Accumulated Depreciation	(166,618)	(942)	(222,197)	(389,757)

(1) Disposals include an amount of € 6,134 relating to property, plant and equipment of the Belgrade Branch which merged in May 2006 with Alpha Bank Srbija A.D.

(2) For the reason mentioned above, depreciation charge for the period does not include depreciation for 1.1 – 31.5.2006 of the Belgrade Branch amounting to € 68.

As at 31.12.2006 all the above fixed assets were examined for impairment which confirmed that their values remain unimpaired.

21. Goodwill and other intangible assets

Only software is included in this category.

Balance 1.1.2005	
Cost	83,954
Accumulated amortization	(60,845)
Net book value 1.1.2005	23,109
1.1.2005-31.12.2005	
Net book value 1.1.2005	23,109
Additions	19,568
Additions from merger with Delta Singular A.E.P.	620
Accumulated amortization from merger with Delta Singular A.E.P.	(381)
Amortization charge for the period	(9,900)
Net book value 31.12.2005	33,016
Balance 31.12.2005	
Cost	104,142
Accumulated amortization	(71,126)
1.1.2006-31.12.2006	
Net book value 1.1.2006	33,016
Additions	22,646
Foreign exchange differences	(3)
a) Cost	(4)
b) Accumulated amortization	1
Disposals	(99)
a) Cost	(113)
b) Accumulated amortization	14
Amortization charge for the period	(13,456)
Net book value 31.12.2006	42,104
Balance 31.12.2006	
Cost	126,671
Accumulated amortization	(84,567)

22. Deferred tax assets and liabilities

	31.12.2006	31.12.2005
Deferred tax assets	261,363	177,936
Deferred tax liabilities	(137,901)	(19,517)
Total	**123,462**	**158,419**

1.1.2006 -31.12.2006

		Recognized in				
		Income statement		Equity		
	Balance 1.1.2006	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2006
Depreciation	24,958	143	(9,405)	-	-	15,696
Loans and advances to customers	2,107	45,751	(53,131)	-	-	(5,273)
Valuation of derivative financial instruments	5,378	10,920	(22,489)	-	-	(6,191)
Other provisions	87	550	(2,797)	-	-	(2,160)
Effective interest rate of financial instruments	4,350	4,825	(6,026)	-	-	3,149
Employee defined benefit obligations	126,486	696	(1,156)	-	-	126,026
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(4,947)	20,542	(23,380)	-	-	(7,785)
Total	**158,419**	**83,427**	**(118,384)**	**-**	**-**	**123,462**

1.1.2005 -31.12.2005

		Recognized in				
		Income statement		Equity		
	Balance 1.1.2005	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2005
Depreciation	36,297	-	(11,726)	387	-	24,958
Loans and advances to customers	238	5,387	(5,158)	1,640	-	2,107
Valuation of derivative financial instruments	429	8,771	(3,822)	-	-	5,378
Other provisions	88	54	(34)	-	(21)	87
Effective interest rate of financial instruments	6,180	167	(1,997)	-	-	4,350
Employee defined benefit obligations	127,585	118	(1,217)	-	-	126,486
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(233)	1,012	(5,726)	-	-	(4,947)
Total	**170,584**	**15,509**	**(29,680)**	**2,027**	**(21)**	**158,419**

23. Other assets

	31.12.2006	31.12.2005
Prepaid expenses	8,912	3,762
Accrued income	3,436	2,930
Tax advances and withholding taxes	159,506	88,507
Employee advances	7,601	8,027
Other	50,370	40,188
Total	229,825	143,414

24. Non-current assets held for sale

a. Fixed Assets

	Land and Building	Office equipment	Total
1.1.2005-31.12.2005			
Balance 1.1.2005	32,002	617	32,619
Additions	9,006	20	9,026
Additions from merger with Delta Singular A.E.P.	21,175	-	21,175
Disposals	(6,034)	(52)	(6,086)
Reclassification to "property, plant and equipment"	(1,703)	-	(1,703)
Reclassification from "investment property"	33,463	-	33,463
Balance 31.12.2005	**87,909**	**585**	**88,494**
1.1.2006-31.12.2006			
Balance 1.1.2006	87,909	585	88,494
Additions	8,057	555	8,612
Disposals	(4,042)	(551)	(4,593)
Blaance 31.12.2006	**91,924**	**589**	**92,513**

b. Investments

Balance 31.12.2005	**1,755**
1.1.2006-31.12.2006	
Balance 1.1.2006	1,755
Disposals (note 43, paragraph b)	(1,755)
Balance 31.12.2006	-

Liabilities

25. Due to Banks

	31.12.2006	31.12.2005
Current accounts	90,143	55,718
Term accounts	1,897,154	1,711,658
Sale and repurchase agreements (Repos)	5,234,820	6,832,990
Total	7,222,117	8,600,366

26. Due to Customers

	31.12.2006	31.12.2005
Current accounts	5,655,696	5,481,435
Savings accounts	9,588,327	9,652,069
Term deposits:		
- Synthetic swaps	414,796	357,627
- Other	4,150,358	2,887,928
Sale and repurchase agreements (Repos)	376,118	738,018
	20,185,295	19,117,077
Cheques payable	187,248	184,569
Total	20,372,543	19,301,646

27. Debt securities in issue and other borrowed funds

The Bank to effectively fund its activities has significantly broadened its funding sources so as to ensure:

i) cheaper funding
ii) long-term funding
iii) strengthening of the capital adequacy ratio

As a result the Bank has issued:

i) Senior debt securities
ii) Subordinated debt securities

These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities.

Their maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

iii) Hybrid securities with or without interest step-up clause.
These securities are referred to as hybrid securities because they combine characteristics of debt and equity. They are perpetual securities and are offered for long-term borrowing. They can be redeemed after the expiration of 10 years.

	31.12.2006	31.12.2005
Senior debt		
Euro due 2006	-	2,519,937
Euro due 2007 callable in 2006	-	7,126
Euro due 2007	1,013,483	901,444
US $ 5 million due 2007	3,718	-
HKD 100 million due 2007	9,853	11,027
Euro due 2008	1,012,316	507,260
US $ 10 million due 2008 callable in 2006	-	8,052
US $ 10 million due 2008 callable in 2007	7,294	-
Euro due 2009	1,886,109	710,405
Euro due 2009 callable in 2007	107,972	-

	31.12.2006	31.12.2005
CZK 1,500 million due 2009	54,423	51,511
US $ 11 million due 2009 callable in 2006	-	8,960
US $ 11 million due 2009 callable in 2007	8,121	-
US $ 5 million due 2009 callable in 2006	-	4,027
US $ 5 million due 2009 callable in 2007	3,693	-
HKD 50 million due 2009	4,913	5,497
Euro due 2010	1,174,227	924,947
Euro due 2010 callable in 2006	-	56,600
Euro due 2010 callable in 2007	2,539,026	2,502,060
US $ 7 million due 2010 callable in 2006	-	5,366
US $ 7 million due 2010 callable in 2007	4,611	-
US $ 50 million due 2010 callable in 2007	38,118	42,521
Euro due 2011	458,117	15,439
CZK 700 million due 2011	25,364	-
Euro due 2011 callable in 2006	-	22,843
Euro due 2011 callable in 2007	21,802	-
Euro due 2011 callable in 2008	4,005,836	-
Euro due 2012	315,821	316,104
Euro due 2012 callable in 2006	-	9,353
Euro due 2012 callable in 2007	55,678	-
Euro due 2013	319,262	19,341
Euro due 2015	12,042	12,360
US $ 3 million due in 2016	2,242	-
Euro due 2021	81,903	-
Total	**13,165,944**	**8,662,180**

The majority of senior debt securities bears a Euribor floating rate, with a margin between -10 and +50 basis points, which is connected with bond's start date and maturity date.

Subordinated debt		
Euro due 2012 callable in 2007	326,033	325,817
Euro due 2013 callable in 2008	352,098	351,570
Euro due 2014 callable in 2009	201,648	201,115
JPY 30 billion callable in 2015	181,229	203,706
Total	**1,061,008**	**1,082,208**

Subordinated debt securities due in 2012 carry interest at three-month Euribor plus 90 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 220 basis points.

Subordinated debt securities, due in 2013, carry interest at three-month Euribor plus a margin between 65 and 90 basis points, until they are redeemed. If they are not redeemed the spread increases to 195 up to 220 basis points.

Subordinated debt securities, due in 2014, carry interest at three-month Euribor plus 60 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first call option to redeem in 2015, carry a fixed rate of 2.94%.

Hybrid securities		
Euro perpetual callable in 2012	301,485	301,224
Euro perpetual callable in 2015	619,883	620,149
Total	**921,368**	**921,373**
Grand total	**15,148,320**	**10,665,761**

The interest rate of the hybrid security, with a first redemption option, in 2012 is three-month Euribor plus 265 basis points until the redemption date, which increases to 397.5 basis points in the event that the security is not redeemed.

The interest rate on the hybrid security, with the first redemption option in 2015, carries interest at a fixed rate of 6% for the first five years and thereafter it is determined annually as four times the difference between the 10 CMS and 2 years CMS with a floor of 3.25% and a cap of 10%.

28. Liabilities for current income tax and other taxes

	31.12.2006	31.12.2005
Current income tax	95,653	75,366
Other taxes	14,449	12,333
Total	**110,102**	**87,699**

29. Employee defined benefit obligations

The total amounts recognized in the financial statements for employee defined benefit obligations are presented in the table below:

	Balance sheet 31.12.2006	Income statement 1.1.-31.12.2006 (Note 7)	Balance sheet 31.12.2005	Income statement 1.1.-31.12.2005 (Note 7)
TAP	517,772	45,509	518,749	43,693
TAPILT	(4,461)	491	(4,952)	471
Total	513,311	46,000	513,797	44,164

Balance sheet and income statements amounts are as follows:

a) Supplementary Pension Fund (TAP) of former Alpha Credit Bank Employees

The supplementary pension fund (TAP) of former Alpha Credit Bank is responsible for the main pension and benefits of retired employees of former Alpha Credit Bank.

The Fund receives extra contributions from the Bank as its plan assets are not sufficient to meet employee benefits, which are determined by an actuarial study.

The Management of the Bank, on 21.11.2006, in accordance with Law 3371/2005, submitted application in order its employees to joint ETAT. The relevant actuarial valuations to determine the Bank's contribution to the IKA-ETEAM and ETAT funds are in progress. The Bank does not expect that the contribution will be materially different from the amount that is recognized in the financial statements.

Amounts included in balance sheet are as follows:

	31.12.2006	31.12.2005
Present value of defined benefit obligations	733,802	717,448
Fair value of plan assets	(165,051)	(149,392)
	568,751	**568,056**
Unrecognized actuarial losses	(50,979)	(49,307)
Liability in balance sheet	**517,772**	**518,749**

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2006	31.12.2005
Current service cost	13,644	13,100
Interest cost	38,980	37,425
Expected return on plan assets	(7,115)	(6,832)
Total (included in staff costs)	45,509	43,693

The liability arises as follows:

Balance 1.1.2005	**522,352**
Accrued expense recognized	43,693
Contributions paid	(47,296)
Balance 31.12.2005	**518,749**
Balance 1.1.2006	**518,749**
Accrued expense recognized	45,509
Contributions paid	(46,486)
Balance 31.12.2006	**517,772**

The present value of accrued benefit arises as follows:

	2006	2005
Opening balance	**717,448**	**698,796**
Current service cost	13,644	13,100
Interest cost	38,980	37,425
Employees contribution	4,050	4,167
Benefits paid	(40,245)	(35,980)
Expenses	(75)	(60)
Closing balance	**733,802**	**717,448**

The fair value of plan assets arises as follows:

	2006	2005
Opening balance	**149,392**	**131,438**
Expected return	7,115	6,832
Bank contribution	46,486	47,296
Employees contribution	4,050	4,167
Benefits paid	(40,245)	(35,980)
Expenses	(75)	(60)
Actuarial losses	(1,672)	(4,301)
Closing balance	**165,051**	**149,392**

The Funds assets include placements with Alpha Bank of € 3.4 million, receivables from Alpha Bank of € 42.5 million, securities of Alpha Credit Group plc bonds of € 106.8 million and Alpha Bank shares of € 10.8 million.

The principal actuarial assumptions used are the following:

	31.12.2006	31.12.2005
Discount rate	5.5%	5.5%
Expected return on plan assets	5.5%	5.5%
Future salary increases	3.5%	3.5%
Future pension increases	2.5%	2.5%

b) Ionian and Popular Bank Insurance Fund (TAPILT)

Ionian and Popular Bank Insurance Fund (TAPILT – Welfare Sector) is responsible for the benefits of retired employees of former Ionian Bank.

The Bank has guaranteed all benefits paid by the Fund until the last employee retires in accordance with the conditions set out in the Fund's charter.

Amounts included in balance sheet are as follows:

	31.12.2006	31.12.2005
Present value of defined benefit obligations	63,458	59,743
Fair value of plan assets	(61,202)	(58,068)
	2,256	**1,675**
Unrecognized actuarial losses	(6,717)	(6,627)
Liability in balance sheet	**(4,461)**	**(4,952)**

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2006	31.12.2005
Current service cost	449	430
Interest cost	2,752	2,641
Expected return on plan assets	(2,766)	(2,654)
Actuarial losses recognized in this fiscal year	56	54
Total (included in staff costs)	**491**	**471**

The liability arises as follows:

Balance 1.1.2005	(5,423)
Accrued expense recognized	471
Contributions paid	-
Balance 31.12.2005	(4,952)
Balance 1.1.2006	(4,952)
Accrued expense recognized	491
Contributions paid	-
Balance 31.12.2006	(4,461)

The present value of accrued benefit arises as follows:

	2006	2005
Opening balance	**59,743**	**56,618**
Current service cost	449	430
Interest cost	2,752	2,641
Employees contribution	2,442	2,449
Benefits paid	(1,602)	(2,315)
Expenses	(326)	(80)
Closing balance	**63,458**	**59,743**

The fair value of plan assets arises as follows:

	2006	2005
Opening balance	**58,068**	**55,641**
Expected return	2,766	2,654
Employees contribution	2,442	2,449
Benefits paid	(1,602)	(2,315)
Expenses	(326)	(80)
Actuarial losses	(146)	(281)
Closing balance	**61,202**	**58,068**

Fund assets are as follows:

Type of Investment	**TAPILT Assets**
Fixed assets	761
Shares	4,795
Mutual funds	184
Deposits	55,462
Total	61,202

The fund assets include Alpha Bank shares of € 3.7 million and deposits of € 0.6 million.

The principal actuarial assumptions used are the following:

	31.12.2006	31.12.2005
Discount rate	5%	5%
Expected return on plan assets	5%	5%
Future salary increases	3.5%	3.5%

30. Other liabilities

	31.12.2006	31.12.2005
Suppliers	74,615	74,408
Deferred income	30,495	50,554
Accrued expenses	26,846	24,498
Withholdings in favour of third parties	209,948	179,412
Liabilities from credit cards	207,517	210,984
Other	34,937	26,907
Total	**584,358**	**566,763**

31. Provisions

Balance 1.1.2005	**2,337**
Provisions charged to income statement	426
Provisions used during the period	(1,135)
Balance 31.12.2005	**1,628**
Provisions to cover credit risk relating to off balance sheet items (note 9)	14,946
Provisions charged to income statement	1,469
Provisions used during the period	(142)
Balance 31.12.2006	**17,901**

The provision charged for the period is included in "Other Expenses" in income statement.

Equity

32. Share capital

	Number of shares	Paid-in share capital
Opening Balance (1 January 2005)	235,105,567	1,274,272
Acquisition of 61.24% of *Delta Singular* A.E.P.	7,564,106	23,449
Capitalization of reserve to round the nominal value of the share to € 5.35	-	562
Capitalization of reserve and change of nominal value of shares to € 5	48,533,935	157,735
Balance 31 December 2005	**291,203,608**	**1,456,018**
Capitalization of retained earnings and issue of 4 bonus shares for every 10 old shares and decrease of shares nominal value from € 5 to € 3.90	116,481,444	133,954
Exercise of share option of year 2003	336,950	1,314
Balance 31 December 2006	**408,022,002**	**1,591,286**

As at 31 December 2006 the total number of ordinary shares is 408,022,002 (31.12.2005: 291,203,608) with a nominal value of € 3.90 each (31.12.2005: € 5.00 each).

Each share has a single voting right in Bank's shareholders meetings.

As at *31.12.2006 the Bank held* 801,719 treasury shares. Additional information is set out in note 36.

Further details for Bank's share options granted to employees are presented in note 42.

The second recurring Shareholders' General Meeting held on 6 June 2006 gave the authority to the Board of Directors in accordance with law 2190/1920 article 13 paragraph 1 part b and c to approve a share capital increase up to the amount that it is paid at that date. The above authority applies for the next four years and before the ending period of the term of the Board of Directors.

33. Share premium

Opening Balance (1 January 2005)	-
Acquisition of 61.24% of Delta Singular A.E.P.	125,685
Balance 31 December 2005	**125,685**
Valuation of exercised share options of year *2003*	2,276
Balance 31 December 2006	**127,961**

34. Reserves

Reserves are analyzed as follows:

	31.12.2006	31.12.2005
Statutory reserve	282,780	245,000
Available-for-sale reserve	(80,917)	(27,685)
Special reserve from share option valuation	5,990	3,108
Total	**207,853**	**220,423**

According to the Bank's articles of association (article 25), the Bank is required to transfer 10% of its annual net profit to the ordinary reserve, until the reserve amounts to 50% of the share capital. This reserve *can only be used to offset losses.*

35. Retained earnings

Included in retained earnings are tax free reserves formed by gains arising on the sale of listed shares and other non-taxable income which the Bank has retained after 1.1.2006. These reserves will not be distributed in the near future therefore no deferred tax has been calculated in accordance with IAS 12.

The tax free reserves which were formed by 31 December 2005, have been subject to tax in 2006 in accordance with Law 3513/2006 (note 10.2) and these reserves may be distributed or capitalized without any further tax liability.

The ordinary General Shareholders' Meeting held on 18 April 2006, approved the distribution of a dividend for 2005 of € 0.84 per share. As at 31.12.2006, the total amount of € 237,556 has been deducted from retained earnings.

According to the Greek Corporate Law the entities are obliged to distribute dividends. A minimum amount equal to 6% of the paid up share capital or 35% of the annual profits whichever is higher must be distributed as dividends after the deduction of the ordinary reserve according to paragraph 2 of article 45 of codified Law 2190/1920.

Under the approval of Shareholders' General Meeting the above can be declined.

Dividends are distributed from Company's after tax profits therefore are not subject to further taxation in the hands of the shareholder.

For the year ended 31 December 2006 the Board of Directors will propose to the shareholders the distribution of a dividend of € 0.75 per share, compared to the restated of € 0.60 of 2005.

36. Treasury shares

The Bank based on the decisions of the Ordinary General Shareholders' Meetings held in prior years, acquired up to 31 December 2005 8,398,426 treasury shares which represented 2.88% of the share capital.

In 2006, based on the decisions of the Ordinary General Shareholders' Meeting held on 18 April 2006, the Bank purchased 10,293,923 treasury shares with a total cost of € 209,730 thousand (€ 20.37 per share). The above treasury shares represent 2.52% of the outstanding share capital compared to the initial approval of Shareholder's meeting for the purchase of up to 3% of Bank's share capital. In addition 3,359,370 treasury shares were acquired by way of the bonus share distribution at the ratio of 4 new for 10 shares.

On 5 December 2006 through the process of an accelerated book build, the Bank completed the placement of 21,250,000 treasury shares representing 5.20% of its issued share capital. The above placement was performed from the treasury share reserve relating to the acquisitions in 2004, 2005 and part of 2006 (until 6.11.2006) with a price of € 22.75 per share. The net of proceeds of the sale amounted to € 475,997.

The profits from the sale of treasury shares amounted to € 92,604 which were recognized directly to retained earnings.

As at 31 December 2006 treasury shares amount to 801,719 with a cost of € 14,465 (€ 18.04 per share).

Treasury shares are analyzed as follows:

Alpha Bank	**Number of shares**	**Cost €**	**Participation %**
Balance 1.1.2006	8,398,426	188,128	
Bonus shares (4/10)	3,359,370	-	
Purchases 1.1-31.12.2006	10,293,923	209,730	
Sales of December 2006	(21,250,000)	(383,393)	
Balance 31.12.2006	**801,719**	**14,465**	**0.20%**

Additional Information

37. Contingent liabilities and commitments

a) Legal Issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax Issues

In December 2006 the tax authorities completed their audit of 2003 and up to and including 2005.

As a result of the audit additional taxes and penalties of € 10,563 for the above three years were assessed.

c) Operating leases

- The Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	31.12.2006	31.12.2005
Less than one year	22,601	20,675
Between one and five years	68,187	60,747
More than five years	41,503	34,941
Total	**132,291**	**116,363**

The lease expense for the fiscal year 2006 relating to rental of buildings amounts to € 23,552 (2005: € 21,357) and are included in the General administrative expenses.

- The Bank as a lessor

The Bank claims regarding owned buildings rental either to group companies or third parties companies.

The minimum future revenues are:

	31.12.2006	31.12.2005
Less than one year	2,945	2,718
Between one and five years	8,988	9,356
More than five years	4,805	5,202
Total	**16,738**	**17,276**

The lease revenue for 2006 amounted to € 2,999 (2005: € 2,760), and is included in Other income.

d) Off balance sheet liabilities

	31.12.2006	31.12.2005
Letters of guarantee	4,325,763	3,627,622
Letters of credit	223,582	212,879
Credit commitments	13,709,879	11,794,929
Guarantees for bonds issued by bank's subsidiaries	15,143,455	10,640,897
Total	**33,402,679**	**26,276,327**

e) Assets pledged

	31.12.2006	31.12.2005
Securities linked to reverse repos	-	420,000
Investment securities	585,000	165,000
Total	**585,000**	**585,000**

From the investment securities portfolio € 80,000 is pledged as collateral for capital withdrawal and € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance. The remaining securities portfolio are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

38. Segment reporting

a. *Analysis by sector*

Millions of Euro

31.12.2006

	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	1,140.9	847.4	229.9	2.9	44.7	16.0	-
Commission	292.4	143.4	83.3	47.0	15.7	3.0	-
Other income	189.5	11.2	2.7	0.9	(14.1)	0.9	187.9
Total income	**1,622.8**	**1,002.0**	**315.9**	**50.8**	**46.3**	**19.9**	**187.9**
Total expenses	(687.3)	(507.8)	(90.7)	(27.9)	(18.8)	(11.5)	(30.6)
Impairment	(219.5)	(166.0)	(53.5)	-	-	-	-
Profit before tax	**716.0**	**328.2**	**171.7**	**22.9**	**27.5**	**8.4**	**157.3**
Assets	46,768.6	15,325.5	14,678.5	157.5	14,272.5	406.1	1,928.5
Liabilities	44,332.8	24,699.8	2,276.0	772.2	13,915.9	406.6	2,262.3
Capital expenditure (Notes 19,20,21,24)	81.0	62.7	11.2	3.4	2.3	1.4	-
Depreciation and amortization	40.4	30.0	6.6	0.9	0.4	2.5	-

31.12.2005

	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	982.2	711.0	216.2	2.0	39.7	13.3	-
Commission	248.6	119.2	84.3	33.0	9.5	2.6	-
Other income	83.3	10.0	2.2	2.6	(3.5)	1.8	70.2
Total income	**1,314.1**	**840.2**	**302.7**	**37.6**	**45.7**	**17.7**	**70.2**
Total expenses	(615.2)	(451.2)	(85.0)	(21.1)	(14.0)	(9.4)	(34.5)
Impairment	(231.5)	(139.1)	(92.4)	-	-	-	-
Profit before tax	**467.4**	**249.9**	**125.3**	**16.5**	**31.7**	**8.3**	**35.7**
Assets	41,849.2	13,881.9	12,220.0	87.9	13,544.6	322.3	1,792.5
Liabilities	39,897.8	22,454.8	1,855.2	478.0	12,673.2	276.9	2,159.7
Capital expenditure (Notes 19,20,21)	47.1	36.6	6.9	1.7	1.1	0.8	-
Depreciation and Amortization	37.2	28.9	5.7	0.6	0.4	1.6	-

i. Retail banking

Includes all individuals (retail banking customers) of the Bank, professionals, small companies.

The Bank offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset management/ Insurance

Consists of a wide range of asset management services through the Bank's private banking units.

In addition it is offered a wide range of insurance products to individuals and corporations.

iv. Investment Banking/ Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe

Consists of the Bank's branches operating in South Eastern Europe.

vi. Other

This segment consists of the Bank's administration section.

b. *Analysis by geographical sector*

Millions of Euro

	31.12.2006		
	Bank	**Greece**	**Other countries**
Net interest income	1,140.9	1,122.7	18.2
Commission	292.4	283.0	9.4
Other income	189.5	188.5	1.0
Total income	**1,622.8**	**1,594.2**	**28.6**
Expenses	(687.3)	(673.9)	(13.4)
Impairment	(219.5)	(219.5)	-
Profit before tax	**716.0**	**700.8**	**15.2**
Assets	46,768.6	44,126.4	2,642.2

	Millions of Euro		
	31.12.2005		
	Bank	**Greece**	**Other countries**
Net interest income	982.2	967.9	14.3
Commission	248.6	239.8	8.8
Other income	83.3	81.5	1.8
Total income	**1,314.1**	**1,289.2**	**24.9**
Expenses	(615.2)	(603.7)	(11.5)
Impairment	(231.5)	(231.5)	-
Profit before tax	**467.4**	**454.0**	**13.4**
Assets	41,849.2	40,236.1	1,613.1

39. Financial risk management

39.1 Market risk

Market risk is the risk of losses arising from unfavourable developments in interest rates, exchange rates, equity prices and commodities. Losses may also occur from the trading portfolio and the management of assets and liabilities.

The market risk is measured by the Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

In 2006 a 99% confidence level and a two year observation period was applied.

During 2006 the average Value at Risk for the Bank's trading portfolio for a ten day holding period was € 6.2 million. The maximum and minimum values were € 16 million (17.5.2006) and € 1.3 million (21.6.2006) respectively.

For 31 December 2005 the respective amounts were as follows:

- Average Value at Risk for 10 days, € 18.2 million.
- Maximum and minimum values € 51.7 million (18.11.2005) and € 3 million (23.6.2005) respectively.
- Value at Risk for 10 days in total for the Bank including investments € 13.1 million.

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Assets and Liabilities Management Committee (ALCO), exposure limits and maximum loss (stop loss) for various products of the trading portfolio have been set. In particular the following limits have been set for the following risks:

- Foreign currency risk for spot and forward positions.
- Interest rate risk for positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk for position in shares, index futures and options.
- Credit risk for interbank transactions, corporate bonds and Government bonds of emerging markets.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

Analysis of Assets and Liabilities

Market risk may also arise, apart from the trading portfolio, from the analysis of assets and liabilities loan portfolio and deposits.

The Bank takes on exposures to effects of fluctuations in foreign currency exchange rates. The management of the Bank sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on balance sheet position and derivatives forward position.

Foreign Exchange Position at 31.12.2006

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	5,806	956	211	27	18,067	1,452,608	1,477,675
Due from banks	1,008,124	1,245	449,365	16,203	(9,853)	4,719,004	6,184,088
Securities held for trading	129,992	-	-	-	-	216,215	346,207
Derivative financial assets	-	-	-	-	-	254,566	254,566
Loans and advances to customers	1,278,103	198,334	157,417	25,168	71,783	26,506,886	28,237,691
Investment Securities							
-Available for sale	408,561	-	-	-	60,548	6,993,279	7,462,388
Investments in subsidiaries, associates and joint ventures	33,081	63,544	-	-	178,272	1,318,653	1,593,550
Investment property	-	-	-	-	-	42,006	42,006
Property, plant and equipment	-	-	-	-	11,730	532,906	544,636
Goodwill and other intangible assets	-	-	-	-	637	41,467	42,104
Deferred tax assets	-	-	-	-	-	261,363	261,363
Other assets	62	2,093	54	2	606	227,008	229,825
Non-current assets held for sale	-	-	-	-	-	92,513	92,513
Total Assets	**2,863,729**	**266,172**	**607,047**	**41,400**	**331,790**	**42,658,474**	**46,768,612**
LIABILITIES							
Due to banks and customers	2,577,113	300,548	18,216	430,560	472,216	23,796,007	27,594,660
Derivative financial liabilities	-	-	-	-	-	226,223	226,223
Debt securities in issue and other borrowed funds	69,359	-	-	193,069	94,737	14,791,155	15,148,320
Liabilities for current income tax and other taxes	-	16	-	-	33	110,053	110,102
Deferred tax liabilities	-	-	-	-	-	137,901	137,901
Employee defined benefit obligations	-	-	-	-	-	513,311	513,311
Other liabilities	659	591	205	431	395	582,077	584,358
Provisions	-	-	-	-	-	17,901	17,901
Total Liabilities	**2,647,131**	**301,155**	**18,421**	**624,060**	**567,381**	**40,174,628**	**44,332,776**
Net on-balance sheet position	216,598	(34,983)	588,626	(582,660)	(235,591)	2,483,846	2,435,836
Derivatives forward foreign exchange position	(198,128)	22,557	(591,154)	578,354	245,857	(70,486)	(13,000)
Total foreign exchange position	**18,470**	**(12,426)**	**(2,528)**	**(4,306)**	**10,266**	**2,413,360**	**2,422,836**
Credit commitments	398	-	-	-	20,140	13,689,341	13,709,879

Foreign Exchange Position at 31.12.2005

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	8,136	783	115	27	16,806	1,595,305	1,621,172
Due from banks	701,797	36,312	278,747	16,802	16,378	4,623,357	5,673,393
Securities held for trading	2	-	-	-	-	153,585	153,587
Derivative financial assets	-	-	-	-	-	139,114	139,114
Loans and advances to customers	1,301,588	52,454	113,203	46,671	31,215	22,656,008	24,201,139
Investment Securities -Available for sale	380,188	-	-	-	58,313	7,122,990	7,561,491
Investments in subsidiaries, associates and joint ventures	34,247	61,436	-	-	178,272	1,208,024	1,481,979
Investment property	-	-	-	-	-	43,245	43,245
Property, plant and equipment	-	-	-	-	11,741	517,770	529,511
Goodwill and other intangible assets	-	-	-	-	447	32,569	33,016
Deferred tax assets	-	-	-	-	-	177,936	177,936
Other assets	4,977	1,829	57	2,347	654	133,550	143,414
Non-current assets held for sale	780	-	-	-	-	89,469	90,249
Total Assets	2,431,715	152,814	392,122	65,847	313,826	38,492,922	41,849,246
LIABILITIES							
Due to banks and customers	2,346,927	248,095	14,232	368,406	241,683	24,682,669	27,902,012
Derivative financial liabilities	-	-	-	-	-	140,632	140,632
Debt securities in issue and other borrowed funds	68,926	-	-	203,706	68,035	10,325,094	10,665,761
Liabilities for current income tax and other taxes	(16)	18	-	-	23	87,674	87,699
Deferred tax liabilities	-	-	-	-	-	19,517	19,517
Employee defined benefit obligations	-	-	-	-	-	513,797	513,797
Other liabilities	6,150	479	214	724	209	558,987	566,763
Provisions	-	-	-	-	-	1,628	1,628
Total Liabilities	2,421,987	248,592	14,446	572,836	309,950	36,329,998	39,897,809
Net on-balance sheet position	9,728	(95,778)	377,676	(506,989)	3,876	2,162,924	1,951,437
Derivatives forward foreign exchange position	(9,747)	157,789	(375,862)	518,858	186,306	(473,633)	3,711
Total foreign exchange position	(19)	62,011	1,814	11,869	190,182	1,689,291	1,955,148
Credit commitments	1,230	-	-	-	14,546	11,779,153	11,794,929

Furthermore, the assets and liabilities, are analyzed with respect to interest rate risk (gap analysis). The assets and liabilities are categorized into time periods, repricing by either contractual in the case of variable interest rate instruments, or by maturity date for fixed rate instruments.

GAP Analysis of Assets and Liabilities is set to the table below:

Interest Rate Risk (Gap Analysis) of 31.12.2006

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,109,930	-	-	-	-	-	367,745	1,477,675
Due from banks	4,032,122	734,383	626,925	381,773	402,025	6,860	-	6,184,088
Securities held for trading	18,908	66,261	2,956	52,120	127,957	78,005	-	346,207
Derivative financial assets	254,566	-	-	-	-	-	-	254,566
Loans and advances to customers	18,269,321	3,217,557	2,452,792	875,976	2,855,733	566,312	-	28,237,691
Investment Securities								
- Available-for-sale	3,038	147,032	850,356	499,335	5,374,804	489,053	98,770	7,462,388
Investments in subsidiaries, associates and joint ventures	-	-	-	-	-	-	1,593,550	1,593,550
Investment property	-	-	-	-	-	-	42,006	42,006
Property, plant and equipment	-	-	-	-	-	-	544,636	544,636
Goodwill and other intangible assets	-	-	-	-	-	-	42,104	42,104
Deferred tax assets	-	-	-	-	-	-	261,363	261,363
Other assets	-	-	-	-	-	-	229,825	229,825
Non-current assets held for sale	-	-	-	-	-	-	92,513	92,513
Total Assets	23,687,885	4,165,233	3,933,029	1,809,204	8,760,519	1,140,230	3,272,512	46,768,612
LIABILITIES								
Due to Banks	6,226,294	627,027	352,553	16,107	136	-	-	7,222,117
Derivatives financial liabilities	226,223	-	-	-	-	-	-	226,223
Due to customers	18,276,461	682,260	371,685	272,860	2,640	-	766,637	20,372,543
Debt securities in issue and other borrowed funds	8,054,298	6,946,671	129,631	17,720	-	-	-	15,148,320
Liabilities for current income tax and other taxes	-	-	-	-	-	-	110,102	110,102
Deferred tax liabilities	-	-	-	-	-	-	137,901	137,901
Employee defined benefit obligations	-	-	-	-	-	-	513,311	513,311
Other liabilities	-	-	-	-	-	-	584,358	584,358
Provisions	-	-	-	-	-	-	17,901	17,901
Liabilities related to assets held-for-sale	-	-	-	-	-	-	-	-
Total Liabilities	32,783,276	8,255,958	853,869	306,687	2,776	-	2,130,210	44,332,776
EQUITY								
Share capital	-	-	-	-	-	-	1,591,286	1,591,286
Share premium	-	-	-	-	-	-	127,961	127,961
Reserves	-	-	-	-	-	-	207,853	207,853
Retained earnings	-	-	-	-	-	-	523,201	523,201
Treasury shares	-	-	-	-	-	-	(14,465)	(14,465)
Total Equity	-	-	-	-	-	-	2,435,836	2,435,836
Total Liabilities and Equity	32,783,276	8,255,958	853,869	306,687	2,776	-	4,566,046	46,768,612
GAP	(9,095,391)	(4,090,725)	3,079,160	1,502,517	8,757,743	1,140,230	(1,293,534)	
CUMULATIVE GAP	(9,095,391)	(13,186,116)	(10,106,956)	(8,604,439)	153,304	1,293,534	0	

Interest Rate Risk (Gap Analysis) of 31.12.2005

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,317,611	-	-	-	-	-	303,561	1,621,172
Due from Banks	4,836,426	644,131	146,451	46,385	-	-	-	5,673,393
Securities held for trading	65,241	2,387	10,596	28,044	45,804	1,515	-	153,587
Derivative financial assets	139,114	-	-	-	-	-	-	139,114
Loans and advances to customers	16,038,871	2,359,124	2,236,641	1,707,952	1,549,732	223,448	85,371	24,201,139
Investment Securities								
- Available-for-sale	691	182,922	1,512,962	580,468	4,984,523	211,319	88,606	7,561,491
Investments in subsidiaries, associates and joint ventures	-	-	-	-	-	-	1,481,979	1,481,979
Investment property	-	-	-	-	-	-	43,245	43,245
Property, plant and equipment	-	-	-	-	-	-	529,511	529,511
Goodwill and other intangible assets	-	-	-	-	-	-	33,016	33,016
Deferred tax assets	-	-	-	-	-	-	177,936	177,936
Other assets	-	-	-	-	-	-	143,414	143,414
Non-current assets held for sale	-	-	-	-	-	-	90,249	90,249
Total Assets	22,397,954	3,188,564	3,906,650	2,362,849	6,580,059	436,282	2,976,888	41,849,246
LIABILITIES								
Due to Banks	6,971,155	1,496,083	132,996	-	132	-	-	8,600,366
Derivatives financial liabilities	140,632	-	-	-	-	-	-	140,632
Due to customers	18,587,713	476,526	107,844	113,906	15,657	-	-	19,301,646
Debt securities in issue and other borrowed funds	5,864,043	4,676,693	107,280	17,745	-	-	-	10,665,761
Liabilities for current income tax and other taxes	-	-	-	-	-	-	87,699	87,699
Deferred tax liabilities	-	-	-	-	-	-	19,517	19,517
Employee defined benefit obligations	-	-	-	-	-	-	513,797	513,797
Other liabilities	-	-	-	-	-	-	566,763	566,763
Provisions	-						1,628	1,628
Total Liabilities	31,563,543	6,649,302	348,120	131,651	15,789	-	1,189,404	39,897,809
EQUITY								
Share capital	-	-	-	-	-	-	1,456,018	1,456,018
Share premium	-	-	-	-	-	-	125,685	125,685
Reserves	-	-	-	-	-	-	220,423	220,423
Retained earnings	-	-	-	-	-	-	337,439	337,439
Treasury shares	-	-	-	-	-	-	(188,128)	(188,128)
Total Equity	-	-	-	-	-	-	1,951,437	1,951,437
Total Liabilities and Equity	31,563,543	6,649,302	348,120	131,651	15,789	-	3,140,841	41,849,246
GAP	(9,165,589)	(3,460,738)	3,558,530	2,231,198	6,564,270	436,282	(163,953)	
CUMULATIVE GAP	(9,165,589)	(12,626,327)	(9,067,797)	(6,836,599)	(272,329)	163,953	0	

Effective interest rate

	EUR		USD		JPY		GBP	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
ASSETS								
Cash and balances with Central Banks	3.11%	1.79%	-	-	-	-	-	-
Due from banks	3.70%	2.38%	5.26%	4.20%	0.48%	-	4.65%	4.60%
Due from customers	6.42%	5.52%	6.13%	4.35%	2.84%	2.28%	-	5.40%
Securities held for trading	5.10%	2.57%	5.22%	-	-	-	-	-
Investment securities	3.45%	3.02%	7.35%	6.65%	-	-	-	-
LIABILITIES								
Due to banks	3.63%	2.41%	5.25%	4.14%	-	-	5.09%	-
Due to customers	1.36%	0.81%	4.48%	2.30%	0.01%	0.01%	4.12%	3.74%
Debt securities in issue and other borrowed funds	3.63%	2.60%	5.35%	4.31%	-	-	-	-

The above currencies cover the 98% of Bank's assets and liabilities.

GAP Analysis allows an immediate calculation of changes in net interest income and the value of assets and liabilities upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's base interest rates.

39.2 Credit risk

Credit risk is the risk that a counterparty (borrower) will be unable to repay amounts borrowed in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date.

Moreover, significant changes in the economy, or state of a particular industry could result in risks that are different from those provided for at the balance sheet date. To manage these risks management has established limits in relation to individual borrowers or groups of borrowers.

The limits established are constantly monitored and are subject to a regular review by the responsible (based on the amount of the limit) approval body. Limits relating to specific credit products, industries and countries are examined and approved by the ALCO and Executive Committee.

The exposure to credit risk is managed by an analysis of the ability of the borrowers to their obligations using internal credit rating systems and methodologies.

As a result the credit limits are adjusted if considered necessary. In addition the above analysis takes into account the interest rate spread and collaterals held.

39.3 Liquidity risk (liquidity gap analysis)

Liquidity risk relates to the Bank's ability to maintain sufficient funds to cover its obligations.

A substantial portion of the Bank's assets are funded with customer deposits and bonds issued by the Group. This type of funding comprises two categories:

a) Customer deposits for working capital purposes
Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand, the number of the accounts and type of depositors ensure that unexpected fluctuations are limited and that these deposits constitute mostly a stable deposit base.

b) Customer deposits and bonds issued for investment purposes
Customer deposits and bonds issued for investment purposes concern customer term deposits, customer repurchase agreements (repos) and sale of bonds issued by the Group.

Cash flows arising from all assets and liabilities are estimated and classified into relevant time periods, depending on when they occur with the exception of assets held for trading and available-for-sale securities. In particular for liquid portfolios they are allocated in the first period using relevant liquidation ratios (haircuts)

The Liquidity Gap Analysis is set to the table below:

Liquidity risk (liquidity gap analysis) of 31.12.2006

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	More than 1 year	TOTAL
ASSETS						
Cash and balances with Central Banks	1,477,675	-	-	-	-	1,477,675
Due from Banks	3,762,698	187,347	468,099	436,630	1,329,314	6,184,088
Securities held for trading						
- Bonds held for trading	328,897	-	-	-	17,310	346,207
- Shares held for trading	-	-	-	-	-	-
Derivative financial assets	254,566	-	-	-	-	254,566
Loans and advances to customers	932,488	2,319,399	2,963,318	4,157,766	17,864,720	28,237,691
Investment Securities						
- Bonds classified in available for sale	6,993,815	-	-	-	368,096	7,361,911
- Shares classified in available for sale	90,430	-	-	-	10,047	100,477
Investments in subsidiaries, associates and joint ventures	-	-	-	-	1,593,550	1,593,550
Investment property	-	-	-	-	42,006	42,006
Property, plant and equipment	-	-	-	-	544,636	544,636
Goodwill and other intangible assets	-	-	-	-	42,104	42,104
Deferred tax assets	-	-	-	-	261,363	261,363
Other assets	2,601	-	14,675	160,812	51,737	229,825
Non-current assets held for sale	-	-	-	-	92,513	92,513
Total Assets	13,843,170	2,506,746	3,446,092	4,755,208	22,217,396	46,768,612
LIABILITIES						
Due to banks	6,072,559	330,524	340,796	15,648	462,590	7,222,117
Derivative financial liabilities	226,223	-	-	-	-	226,223
Due to customers	3,810,826	1,101,488	930,425	1,372,842	13,156,962	20,372,543
Debt securities in issue and other borrowed funds	18,977	519,045	403,537	120,345	14,086,416	15,148,320
Liabilities for current income tax and other taxes	14,547	-	95,555	-	-	110,102
Deferred tax liabilities	-	-	-	-	137,901	137,901
Employee defined benefit obligations	-	-	-	-	513,311	513,311
Other liabilities	391,214	34,705	43,229	65,488	49,722	584,358
Provisions	-	-	-	-	17,901	17,901
Total Liabilities	10,534,346	1,985,762	1,813,542	1,574,323	28,424,803	44,332,776
EQUITY						
Total Equity	-	-	-	-	2,435,836	2,435,836
Total Liabilities and Equity	10,534,346	1,985,762	1,813,542	1,574,323	30,860,639	46,768,612
Liquidity gap	3,308,824	520,984	1,632,550	3,180,885	(8,643,243)	0

Liquidity risk (liquidity gap analysis) of 31.12.2005

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	More than 1 year	TOTAL
ASSETS						
Cash and balances with Central Banks	1,621,172	-	-	-	-	1,621,172
Due from Banks	4,152,786	219,704	98,885	305,394	896,624	5,673,393
Securities held for trading	145,908	-	-	-	7,679	153,587
Derivative financial assets	139,114	-	-	-	-	139,114
Loans and advances to customers	759,887	1,913,560	2,352,267	3,316,966	15,858,459	24,201,139
Investment Securities	7,177,982	-	-	-	383,509	7,561,491
Investments in subsidiaries, associates and joint ventures	-	-	-	-	1,481,979	1,481,979
Investment property	-	-	-	-	43,245	43,245
Property, plant and equipment	-	-	-	-	529,511	529,511
Goodwill and other intangible assets	-	-	-	-	33,016	33,016
Deferred tax assets	-	-	-	-	177,936	177,936
Other assets	16,955	-	107.945	-	18,514	143,414
Non-current assets held for sale	-	-	-	-	90,249	90,249
Total Assets	**14,013,804**	**2,133,264**	**2,559,097**	**3,622,360**	**19,520,721**	**41,849,246**
LIABILITIES						
Due to banks	6,990,880	1,425,446	132,900	-	51,140	8,600,366
Derivative financial liabilities	140,632	-	-	-	-	140,632
Due to customers	3,389,368	971,146	656,071	1,197,443	13,087,618	19,301,646
Debt securities in issue and other borrowed funds	10,289	543,956	1,005,758	1,010,112	8,095,646	10,665,761
Liabilities for current income tax and other taxes	87,699	-	-	-	-	87,699
Deferred tax liabilities	-	-	-	-	19,517	19,517
Employee defined benefit obligations	3,641	7,282	10,923	21,847	470,104	513,797
Other liabilities	416,571	79,043	17,802	-	53,347	566,763
Provisions	-	-	-	-	1,628	1,628
Total Liabilities	**11,039,080**	**3,026,873**	**1,823,454**	**2,229,402**	**21,779,000**	**39,897,809**
EQUITY						
Total Equity	-	-	-	-	1.951.437	1.951.437
Total Liabilities and Equity	11,039,080	3,026,873	1,823,454	2,229,402	23,730,437	41,849,246
Liquidity gap	2,974,724	(893,609)	735,643	1,392,958	(4,209,716)	0

40. Capital adequacy

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Bank uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debts which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

Millions of Euro

	31.12.2006	31.12.2005
Risk-weighted assets from credit risk	30,180	25,659
Risk-weighted assets from market risk	551	569
Total Risk-weighted assets	30,731	26,228
Upper Tier I capital	2,309	1,881
Tier I capital	2,309	1,848
Total Tier I + Tier II capital	4,079	3,485
Upper Tier I ratio	7.5%	7.2%
Tier I ratio	7.5%	7.0%
Capital adequacy ratio Tier I + Tier II	**13.3%**	**13.3%**

41. Related-party transactions

A number of banking transactions are entered into with related parties in the normal course of business. These transactions are performed at arms length transaction terms and are approved by Bank's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	31.12.2006	31.12.2005
Loans	2,148	3,118
Deposits	29,761	10,960
Letters of guarantee	165	145
Interest and similar income	36	-
Interest and similar expense	749	-

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries

	31.12.2006	31.12.2005
Assets		
Due from banks	1,787,315	1,026,244
Securities held for trading	48,089	40,695
Derivative financial assets	113	477
Loans and advances to customers	1,299,575	942,800
Available-for-sale securities	290,816	441,499
Total	3,425,908	2,451,715
Liabilities		
Due to banks	1,183,878	735,660
Due to customers	466,666	432,265
Derivatives financial liabilities	634	283
Debt securities in issue and other borrowed funds	15,148,320	10,665,761
Other liabilities	4,095	2,734
Total	16,803,593	11,836,703
Income		
Interest and similar income	102,598	58,327
Dividend income	50,921	57,624
Fee and commission income	48,586	31,842
Other income	2,423	2,329
Total	204,528	150,122
Expenses		
Interest expenses and similar charges	489,609	290,372
Commission expense	1,708	3,337
General administrative expenses and other staff costs	20,008	29,528
Total	511,325	323,237
Letters of guarantee and other guarantees	**84,063**	**-**

II. Associates

Assets		
Loans and advances to customers	611	1,390
Liabilities		
Due to customers	5	639
Income		
Interest and similar income	89	113
Dividend income	155	205
Fee and commission income	-	23
Other income	578	-
Total	822	341
Expenses		
Interest expenses and similar charges	-	6
General administrative expenses and other staff costs	781	1,184
Total	781	1,190
Letters of guarantee	-	1,353

c. The Board of Directors fees for 2006 amount to € 5,622 (31.12.2005: € 3,817). The increase is due to changes in the Bank's management as at 22 February 2005 and the appointment of two new Executive General Managers as at 16 May 2006.

42. Share options granted to employees

a) On 11 April 2000 the Shareholders' General Meeting approved a share option plan to be granted to the executive managers of the Bank and Group, which would be granted based on their performance. The total number of shares to be issued under the share option plan was set at 0.5% of the total shares in issue and the exercise price was set at the nominal value. If subsequent to the grant date, there is a change in either the nominal value of the shares or the number of shares in issue, the number of issued options is adjusted so that their fair value is not altered.
The exercise of the share options is three years after the grant date, and the Bank is not obliged to settle the options in cash.

b) On 24 May 2005 the Shareholders' General Meeting approved a new share option plan to be granted to the executive managers of the Bank and the Group. The duration of this plan is 5 years maturing in December 2009. The total number of shares to be issued under the share plan was set up to 1% of the total shares in issue and the exercise price will range from the nominal value up to 80% of the market price of the share.

The movement of the outstanding share options and their weighted average exercise price, after the adjustment following:

I. The share capital increases approved by Ordinary Shareholders' General Meetings of 30 March 2004, 19 April 2005 and 18 April 2006 and
II. The share option exercise as at 1 December 2006 are as follows:

	2006		2005	
	Average exercise price per share	Share options remaining	Average exercise price per share	Share options remaining
1 January	5.00	523,222	5.00	557,431
Granted	3.90	521,027	-	-
Cancelled	3.90	(21,979)	5.00	(18,857)
Exercised	3.90	(336,950)	-	-
Adjusted	3.90	218,504	5.00	(15,352)
31 December	**3.90**	**903,824**	**5.00**	**523,222**

The number of the outstanding share options on 31 December 2006 resulted in 903,824 (31 December 2005 : 523,222) with the remaining average weighted duration of 18 months (31 December 2005 : 17 months) and exercise price € 3.90 (31 December 2005: € 5).

The average weighted fair value per option was determined using the Black & Scholes valuation model. The significant inputs into the model are the share price, exercise price, dividend yield, discount rate and volatility. Volatility, that is the standard deviation of expected share price variations, is measured based on statistical analysis of daily share prices over the last 12 months.

c) The Second General Meeting of the Shareholders on 6.6.2006 approved the issuance of a new share option plan with a 5 year duration granted to the executive managers of the Bank and the Group. The new share option plan will differ from the current in the following:

i. The maximum number of options to be issued under the new share option plan is set up at 5% of the total shares in issue.

ii. The beneficiaries are executive members of the Board of Directors, executive managers and other key management personnel of the Bank and the related companies as defined in Law 2190/1920 article 42e paragraph 5.

iii. The exercise price will equal to 90% of the average market price of Bank's share for December and the month preceding the Board of Directors' decision to grant the share options.

iv. After one year from the granting of share options and thereafter every year and for the next two years the beneficiary can exercise up to 1/3 of the total share options entitled. Under certain conditions the options can be exercised during the following two years but not more than 5 years from the grant date.

Finally, it has been approved the modification of the current effective option plan in order the beneficiaries be eligible to participate in both plans.

43. Acquisitions, mergers and disposals of subsidiaries and associates

a) On 1 February 2006 the Bank transferred 2,178,000 shares of Alpha Private Investment Services AEPEY representing 99% of the company's share capital to another subsidiary Alpha Bank London Ltd for € 3.4 million. This transfer was made in accordance with the Group's reorganization and did not have any affect on the Group results.

b) The legal transfer of Alpha Insurance Romania S.A. shares to third parties was completed on 16 February 2006 for € 1.7 million. The sales agreement was signed on 11 October 2005. The assets of Alpha Insurance Romania S.A. amounted € 1.7 million, were presented as at 31 December 2005 in "non-current assets held-for-sale" and therefore no gain or loss resulted from this transaction.

c) On 24 February 2006 the total shares of Lesvos Tourist Company A.E. or 24.99% of the company's total share capital was sold to third parties for € 2 million, resulting in a profit of € 1.6 million.

d) The legal procedure of the merger by absorption of the subsidiary Alpha Equity Fund by Alpha Ventures, which is also a subsidiary, became effective on 31 May 2006, when the relevant decision of the Greek Ministry of Development was published. The Bank has a 100% ownership interest in the new entity.

e) On 31 May 2006 the merger by absorption of the Bank's Belgrade branch by Jubanka a.d. Beograd, a bank acquired in 2005 was completed. On 9 October 2006 the bank was renamed to Alpha Bank Srbija A.D. As a result of the above mentioned merger the bank's participation increased by € 24,351 thousand.

f) On 14 June 2006 the sale of the Bank's interest in Geosynthesis A.E. of 20% of its share capital for € 13.8 thousand was completed. The profit on the sale amounted to € 13.8 thousand.

g) The legal procedure of the merger by absorption of the subsidiary Alpha Asset Management AEPEY by Alpha Mutual Fund Management A.E., which is also a subsidiary, became effective on 19 September 2006, when the relevant decision of the Greek Ministry of Development was published. The new company was renamed to Alpha Asset Management AEDAK. The Bank has a 100% ownership interest.

h) On 12 October 2006, the Bank transferred 100% of its participation of its subsidiary "Kafe Mazi A.E." to "Ionian Hotel Enterprises A.E." which is also a subsidiary for € 59 thousand. "Kafe Mazi" was renamed to "Tourist Resort A.E." and is intended to undertake the Hilton Rhodes hotel activities sector, in order to begin the process of its separation from "Ionian Hotel Enterprises A.E." as of date 31 October 2006.

i) On 18 October 2006, the Bank acquired 100% of the Cyprus company "Alpha Group Investments Ltd", which will be used as a holding company for the Group's development strategy in South Eastern Europe. The Bank transferred its ownership interest and exchanged its shares of Alpha Insurance A.E. with Alpha Group Investments Ltd.

j) On 2 November 2006, the Bank filed with the Hellenic Capital Market Commission and the Board of Directors of Alpha Leasing A.E. a voluntary public tender offer for the Company's shares in accordance with Law 3461/2006. The consideration amount offered was € 6.50 per share. As of the date of the voluntary public tender offer the shares which the Bank is bound to acquire are 137,088 representing 0.35% of Company's share capital.
The acceptance period started on 24 November 2006 and ended on 22 December 2006. During the acceptance period, the shareholders who accepted the tender offer, offered 2,418 shares representing 0.006% of the total paid in share capital and voting rights of the company.

k) On 13 December 2006 Gaiognomon A.E. was liquidated and from the liquidation the Bank received the amount of € 239 thousand and a profit of € 99 thousand resulted.

l) On 15 December 2006 the relevant decision of the Greek Ministry of Development for the foundation of Kafe Alpha A.E., a company of restaurant-buffet (and confectionary) services with share capital of € 59 thousand was registered. The Bank has 100% direct and indirect ownership interest in the company.

m) On 21 December 2006 the total participation interest to ICAP A.E. was sold to third parties representing 26.96% of its share capital at the price of € 8.4 million. The sale resulted a profit of € 4.7 million.

44. Other significant issues

a) On 16 October 2006, the Bank announced that it has signed an agreement for the sale of 99.56% shares of its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection.

   Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network. Under the agreement, Alpha Bank will distribute the products and AXA will originate and underwrite them.

   The completion of the transaction is expected after the regulatory approvals from supervising authorities.

b) On 23 November 2006 Alpha Bank announced that an agreement has been reached with Anadolu Group to create a strong franchise in the Turkish financial sector. The bank targets a network of over 100 branches over the medium term, concentrated mainly on the largest cities.

   The transaction is valued at USD 492.5 million. Alpha Bank will ultimately contribute a cash consideration equal to half of the said amount. The two parties will jointly establish a fifty-fifty holding company whose assets consist of the shares currently owned by the Anadolu Group in both Abank and Alease (Alternatiflease), that is 94% and 95% stakes respectively. The holding company will also own, indirectly, 100% of the brokerage firm Alternatif Yatirim, 45% of the listed closed-end investment fund Alternatif Yatirim Ortkaligi, as well as the head offices of the bank and the brokerage company, situated in premium locations of Istanbul. Furthermore, the parties will launch a voluntary public offer for the acquisition of the minority shares of Abank and Alease with the same terms as those accrued to the majority shareholders, following closing of the transaction. The parties have also agreed equal representation in the Board of Directors and joint decision making in all matters of strategic importance.

The completion of the transaction is expected in the first quarter of 2007.

45. Events after the balance sheet date

No significant events have occurred after the date of Bank's financial statements.

Athens, 27 February 2007

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. No. X 661480	Demetrios P. Mantzounis I.D. No. I 166670	Marinos S. Yannopoulos I.D. No. N 308546	George N. Kontos I.D. No. AB 522299

The above financial statements, which consist of 63 pages, are the financial statements that we refer to in our auditor's report dated 27 February 2006.

Athens, 27 February 2007

KPMG Kyriacou Certified Auditors A.E.

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Nick E. Vouniseas Certified Auditor Accountant AM SOEL 18701

ALPHA BANK

GROUP FINANCIAL STATEMENTS AS AT 31.12.2006

(In accordance with the International Financial Reporting Standards - I.F.R.S.)

ATHENS
FEBRUARY 27, 2007

TABLE OF CONTENTS

Page

Independent Auditor's Report 1

General information 3

Financial Statements as at 31.12.2006

- Consolidated income statement 5
- Consolidated balance sheet 6
- Consolidated statement of changes in equity 7
- Consolidated cash flow statement 9
- Notes to the Consolidated Financial Statements ....

1. Accounting principles applied

1.1 Basis of presentation 10
1.2 Basis of consolidation 12
1.3 Segment reporting 13
1.4 Transactions in foreign currency and translation of foreign operations 13
1.5 Cash and cash equivalents 14
1.6 Classification and measurement of financial assets 14
1.7 Derivative financial instruments and hedge accounting 15
1.8 Property, plant and equipment 17
1.9 Investment property 17
1.10 Goodwill and other intangible assets 18
1.11 Leases 18
1.12 Insurance activities 19
1.13 Impairment losses on loans and advances 20
1.14 Deferred taxation 21
1.15 Non-current assets held for sale and related liabilities 22
1.16 Financial liabilities 22
1.17 Employee benefits 23
1.18 Share options granted to employees 23
1.19 Provisions 23
1.20 Sale and repurchase agreements 24
1.21 Equity 24
1.22 Interest income and expense 24
1.23 Fee and commission income 25
1.24 Discontinued operations 25
1.25 Comparatives 25

Income Statement

2. Net interest income 26
3. Net fee and commission income 26
4. Dividend income 26
5. Gains less losses on financial transactions 26
6. Other income 26
7. Staff costs 27
8. General administrative expenses 28

		Page
9.	Impairment losses and provisions to cover credit risk	28
10.1	Income tax	28
10.2	Tax on reserves (Law 3513/2006 article 10)	29
11.	Profit after tax from discontinued operations	30
12.	Earnings per share	30
	Assets	
13.	Cash and balances with Central Banks	32
14.	Due from banks	32
15.	Securities held for trading	32
16.	Derivatives financial instruments (assets and liabilities)	33
17.	Loans and advances to customers	34
18.	Investment securities	35
19.	Investments in associates	36
20.	Investment property	37
21.	Property, plant and equipment	38
22.	Goodwill and other intangible assets	39
23.	Deferred tax assets and liabilities	40
24.	Other assets	41
25.	Non-current assets held-for-sale and related liabilities	41
	Liabilities	
26.	Due to banks	43
27.	Due to customers	43
28.	Debt securities in issue and other borrowed funds	43
29.	Liabilities for current income tax and other taxes	44
30.	Employee defined benefit obligations	45
31.	Other liabilities	49
32.	Provisions	49
	Equity	
33.	Share capital	50
34.	Share premium	50
35.	Reserves	50
36.	Retained earnings	50
37.	Treasury shares	51
38.	Hybrid securities	51
	Additional Information	
39.	Contingent liabilities and commitments	53
40.	Group consolidated companies	54
41.	Segment reporting	56
42.	Financial risk management	57
42.1	Market risk	57
42.2	Credit risk	62
42.3	Liquidity risk	62
43.	Capital adequacy	64
44.	Related-party transactions	65
45.	Share options granted to employees	65
46.	Acquisitions, mergers and disposals of subsidiaries and associates	66
47.	Restatement of prior year balances	68
48.	Other significant issues	70
49.	Events after the balance sheet date	70

KPMG Kyriacou
Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR - 153 42 Athens Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
APMAE29527/01AT/B/93/162/96

Telephone Τηλ: +30 210 60 62 100
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Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Independent Auditors' Report

(Translated from the original in Greek)

To the Shareholders of
ALPHA BANK A.E.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements (the "Financial Statements") of ALPHA BANK A.E. (the "Bank") which consists of the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these financial statements in accordance with International Financial Reporting Standards, that have been adopted by the European Union. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud and error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Greek Auditing Standards, which are based on International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying Financial Statements give a true and fair view, of the consolidated financial position of the Bank as of 31 December 2006, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards, that have been adopted by the European Union.

Emphasis of Matter

Without qualifying our opinion we draw attention to Note 30 to the financial statements which indicates that on 21 November 2006 the Bank's Management submitted an application for its personnel to join the common bank employee pension fund (ETAT) in accordance with the provisions of Law 3371/2005. At present the Bank has recorded a provision of EUR 518 million based on an actuarial valuation. Upon joining the common bank employee pension fund the provision recorded by the Bank might change based on economic studies that the responsible Ministry is required to perform in accordance with the provisions of the above mentioned law. The effect, if any, on the liabilities of the Bank can not at present be estimated.

Report on Other Legal and Regulatory Requirements

The Board of Director's report is consistent with the accompanying Financial Statements.

Athens, 27 February 2007

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou
Certified Auditor Accountant
AM SOEL 11121

Nick Vouniseas
Certified Auditor Accountant
AM SOEL 18701

GENERAL INFORMATION

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as:

- Corporate and retail banking
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. Its registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme, with register number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the Shareholders in General Meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, who were elected by the Shareholders' General Meeting on April 19, 2005 ends in 2010. The members of the Board of Directors, after the changes approved by the Board meeting held on 27 July 2006 (resignation of the vice-chairman Mr. Canelopoulos Andreas, who was replaced by Mr. Tanes Minas and the election of Mr. Athanassopoulos Panayotis as a new non-executive member) as at 31 December 2006 consist of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)
Minas G. Tanes***

EXECUTIVE MEMBERS
MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
George E. Agouridis *

Panayotis J. Athanassopoulos (resigned on January 30, 2007)

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi and annual financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou
	Nick E. Vouniseas
Substitute Auditors:	Garyfalia B. Spyriouni
	Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 31 December 2006 Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and its shares are also traded over the counter in New York (ADR's).

As at 31 December 2006 the Bank has issued 408,022,002 shares.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the year ended 31 December 2006 amounted to an average of 1,109,782 shares per day.

On 28 September 2006 in an event to celebrate the 130 anniversary of the establishment of the Athens Stock Exchange, Alpha Bank was awarded the first prize among the listed companies as for over 25 years the Bank has recorded continuous profits which contributed to the growth of the Greek Stock Exchange and that it has distributed dividends to its Shareholders for 58 years.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

The financial statements which follow (pages 5-70) have been approved by the Board of Directors on 27 February 2007.

FINANCIAL STATEMENTS AS AT 31.12.2006

Consolidated income statement

(Thousands of Euro)

	Note	From 1 January to 31.12.2006	31.12.2005
Interest and similar income		2,699,217	1,822,884
Interest expense and similar charges		(1,281,601)	(604,490)
Net interest income	2	1,417,616	1,218,394
Fee and commission income		434,093	378,408
Commission expense		(33,985)	(26,093)
Net fee and commission income	3	400,108	352,315
Dividend income	4	2,700	2,580
Gains less losses on financial transactions	5	55,496	25,248
Other income	6	66,655	90,115
		124,851	117,943
Total income		**1,942,575**	**1,688,652**
Staff costs	7	(476,085)	(432,157)
General administrative expenses	8	(345,292)	(301,647)
Depreciation and amortization expenses	20,21,22,11	(62,648)	(59,561)
Other expenses	32	(3,431)	(5,108)
Total expenses		**(887,456)**	**(798,473)**
Impairment losses and provisions to cover credit risk	9	(253,954)	(254,873)
Share of profit/(loss) of associates	19	(408)	(1,165)
Profit before tax		**800,757**	**634,141**
Income tax	10.1	(175,427)	(132,071)
		625,330	**502,070**
Tax on reserves (article 10 Law 3513/06)	10.2	(73,902)	-
Profit after tax from continuing operations		**551,428**	**502,070**
Profit after tax from discontinued operations	11	2,687	3,800
Profit after tax		**554,115**	**505,870**
Attributable to equity holders of the Bank		551,987	502,174
Attributable to minority interests		2,128	3,696
Earnings per share:	12		
From continuing and discontinued operations			
Basic earnings per share (€)		1.40	1.25
Diluted earnings per share (€)		1.40	1.25
From continuing operations			
Basic earnings per share (€)		1.40	1.24
Diluted earnings per share (€)		1.39	1.24

Note: The 2005 income statement has been restated due to the adoption of IFRS 5 for the presentation of discontinued operations (note 47).

The attached notes (pages 10 to 70) form an integral part of these financial statements.

Consolidated balance sheet

(Thousands of Euro)

	Note	31.12.2006	31.12.2005
ASSETS			
Cash and balances with Central Banks	13	2,675,702	2,202,382
Due from banks	14	4,636,712	4,775,229
Securities held for trading	15	305,991	122,638
Derivative financial assets	16	245,676	138,997
Loans and advances to customers	17	32,223,034	27,356,543
Investment securities			
-Available for sale	18	7,552,602	7,745,062
Investments in associates	19	4,091	11,389
Investment property	20	31,518	29,550
Property, plant and equipment	21	935,996	937,973
Goodwill and other intangible assets	22	117,138	107,436
Deferred tax assets	23	276,973	202,519
Other assets	24	309,840	285,258
		49,315,273	43,914,976
Non-current assets held for sale	25	484,387	92,070
Total Assets		**49,799,660**	**44,007,046**
LIABILITIES			
Due to banks	26	6,686,526	8,128,599
Derivative financial liabilities	16	224,576	140,236
Due to customers	27	23,573,908	21,644,804
Debt securities in issue and other borrowed funds	28	13,789,253	9,192,626
Liabilities for current income tax and other taxes	29	129,077	128,202
Deferred tax liabilities	23	140,208	23,857
Employee defined benefit obligations	30	548,584	561,748
Other liabilities	31	675,003	743,372
Provisions	32	65,263	317,871
		45 832 398	40 881 315
Liabilities related to non-current-assets held for sale	25	353,595	3,047
Total Liabilities		**46,185,993**	**40,884,362**
EQUITY			
Equity attributable to equity holders of the Bank			
Share Capital	33	1,591,286	1,456,018
Share premium	34	127,961	125,685
Reserves	35	351,697	324,297
Amounts recognized directly in equity relating to non-current assets held for sale	35	(2,576)	-
Retained earnings	36	686,018	506,985
Treasury shares	37	(14,653)	(188,316)
		2,739,733	**2,224,669**
Minority interest		**44,280**	**53,069**
Hybrid securities	38	**829,654**	**844,946**
Total Equity		**3,613,667**	**3,122,684**
Total Liabilities and Equity		**49,799,660**	**44,007,046**

The attached notes (pages 10 to 70) form an integral part of these financial statements.

Consolidated statement of changes in equity

(Thousands of Euro)

	Note	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2005		**1,274,272**	**-**	**365,095**	**366,091**	**(18,873)**	**1,986,585**	**63,508**	**297,353**	**2,347,446**
Changes in equity for the period 1.1-31.12.2005										
Movement in the available for sale securities reserve	35			(38,562)			(38,562)			(38,562)
Transfer to income statement due to sales of available for sale securities	35			(3,982)			(3,982)			(3,982)
Currency translation differences of foreign subsidiaries	35			(1,949)			(1,949)			(1,949)
Other					(853)		(853)			(853)
Net income recognized directly in equity				(44,493)	(853)		(45,346)			(45,346)
Net income for the period					502,174		502,174	3,696		505,870
Total		-	-	(44,493)	501,321		456,828	3,696		460,524
Merger of ex-Delta Singular A.E.P.	33,34	23,449	125,685				149,134			149,134
Capitalization of reserve to round the nominal value of share to € 5,35	33	562			(562)		-			-
Share capital increase from capitalization of reserve and change of nominal value of share to € 5	33	157,735			(157,735)		-			-
Issue of hybrid securities	38								588,000	588,000
Acquisition of new subsidiary and change of participating interests in subsidiaries					(12,801)		(12,801)	(12,651)		(25,452)
(Purchase)/sales of treasury shares and hybrid securities	37,38					(169,443)	(169,443)		(40,407)	(209,850)
Recognition of share options granted to employees	35			2,245			2,245			2,245
Dividends distributed to equity holders of the Bank and minority interest					(174,064)		(174,064)	(1,484)		(175,548)
Dividends paid to hybrid securities holders					(13,815)		(13,815)			(13,815)
Reserves appropriation	35			1,450	(1,450)		-			-
Balance 31.12.2005		**1,456,018**	**125,685**	**324,297**	**506,985**	**(188,316)**	**2,224,669**	**53,069**	**844,946**	**3,122,684**

The attached notes (pages 10 to 70) form an integral part of these financial statements.

	Note	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2006		**1,456,018**	**125,685**	**324,297**	**506,985**	**(188,316)**	**2,224,669**	**53,069**	**844,946**	**3,122,684**
Changes in equity for the period 1.1-31.12.2006										
Movement in the available for sale securities reserve	35			(48,776)			(48,776)			(48,776)
Transfer to income statement due to sales of available for sale securities	35			(6,665)			(6,665)			(6,665)
Currency translation differences of foreign subsidiaries	35			31,909			31,909			31,909
Other					(1,049)		(1,049)			(1,049)
Net income recognized directly in equity				(23,532)	(1,049)		(24,581)			(24,581)
Net income for the period					551,987		551,987	2,128		554,115
Total		-	-	(23,532)	550,938		527,406	2,128		529,534
Share capital increase from the capitalization of reserve and change of nominal value of share to € 3.9	33	133,954			(133,954)		-			-
Change of participating interests in subsidiaries					(513)		(513)	(9,492)		(10,005)
(Purchase)/sales of treasury shares and hybrid securities	37,38				96,598	173,663	270,261		(15,292)	254,969
Issue of new shares due to share options exercise	33	1,314					1,314			1,314
Share premium from exercised share options	34		2,276	(2,276)			-			-
Recognition of share options granted to employees	35			5,158			5,158			5,158
Dividends distributed to equity holders of the Bank and minority interest					(237,556)		(237,556)	(1,425)		(238,981)
Dividends paid to hybrid securities holders					(51,006)		(51,006)			(51,006)
Reserves appropriation	35			45,474	(45,474)		-			-
Balance 31.12.2006		**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**

The attached notes (pages 10 to 70) form an integral part of these financial statements.

Consolidated cash flow statement

(Thousands of Euro)

	Note	From 1 January to 31.12.2006	31.12.2005
Cash flows from operating activities			
Profit before tax from continuing operations		800,757	634,141
Adjustments for:			
Depreciation of property, plant and equipment	20,21	43,543	43,978
Amortization of intangible assets	22	19,105	15,583
Impairment losses from loans and provisions		264,332	271,851
Other adjustments		5,157	2,245
(Gains)/losses from investing activities		(28,489)	(18,661)
(Gains)/losses from financing activities		89,552	35,548
Share of (profit)/loss of associates	19	408	1,165
		1,194,365	985,850
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(1,426,869)	108,777
Securities held for trading and derivative financial assets		(290,032)	72,100
Loans and advances to customers		(5,209,213)	(5,085,581)
Other assets		(86,348)	(46,408)
Net increase/(decrease) in liabilities relating to operating activities			
Due to banks		(1,442,073)	6,578,688
Derivative financial liabilities		84,340	(88,709)
Due to customers		6,512,073	3,400,158
Other liabilities		(77,045)	44,737
Net cash from operating activities before taxes		**(740,802)**	**5,969,612**
Income taxes paid and other taxes		(202,328)	(158,401)
Net cash flows from continuing operating activities		**(943,130)**	**5,811,211**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(11,376)	(220,176)
Proceeds from sale of investments in subsidiaries and associates		13,167	6,749
Dividends received	4	2,700	2,580
Purchase of property, plant and equipment	20,21,22,25	(118,648)	(55,680)
Disposal of property, plant and equipment		13,168	9,558
Net (increase)/decrease in investment securities		(14,569)	(5,760,268)
Net cash flows from continuing investing activities		**(115,558)**	**(6,017,237)**
Cash flows from financing activities			
Exercise of share options		1,314	-
Dividends paid		(236,371)	(171,887)
(Purchase)/Sale of treasury shares		266,267	(169,490)
Proceeds from the issue of loans		13,658	121,969
Repayment of loans		(40,056)	(21,733)
Proceeds from the issue of hybrid securities		-	547,593
Purchase of hybrid securities		(19,286)	-
Dividends paid to hybrid securities holders		(51,006)	(13,815)
Net cash flows from continuing financing activities		**(65,480)**	**292,637**
Effect of exchange rate fluctuations on cash and cash equivalents		31,909	(1,949)
Net increase/(decrease) in cash and cash equivalents from continuing operations		**(1,092,259)**	**84,662**
Net cash flows from discontinued operating activities		762	16,204
Net cash flows from discontinued investing activities		1,514	(3,436)
Net cash flows from discontinued finance activities		-	-
Net increase/(decrease) in cash and cash equivalents from discontinued activites		**2,276**	**12,768**
Cash and cash equivalents at beginning of the period	13	**5,665,814**	**5,568,384**
Cash and cash equivalents at end of the period	13	**4,575,831**	**5,665,814**

Note: The 2005 cash flow statement has been restated due to the adoption of IFRS 5 for the presentation of discontinued operation (note 47).

The attached notes (pages 10 to 70) form an integral part of these financial statements.

Notes to the Consolidated Financial Statements

1. Accounting principles applied

1.1 Basis of presentation

These consolidated financial statements relate to the fiscal year 1 January 2006 to 31 December 2006 and they have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The estimates and judgments applied in the preparation of these financial statements are based on historical information and assumptions which at present are considered logical.

The estimates and assumptions are reviewed on an ongoing basis to take into account current conditions, and the effect of any revisions are recognized in the period in which the estimate is revised and in any future period affected.

The accounting policies applied by the Group in the consolidated financial statements as at 31 December 2006, are the same as those applied in the consolidated financial statements for the year ended 31 December 2005 after taking into consideration note 1.15 and 1.24 which were applied in the current year due to the presentation of discontinued operations and the following new standards, amendments and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union which are effective for annual periods beginning on or after 1.1.2006:

Amendment to IAS 19, «Employee Benefits» (Regulation 1910/8.11.2005)

The amendment of IAS 19, introduces the option of an alternative recognition approach for actuarial gains and losses, of defined benefit plans.

It allows the total recognition of actuarial gains and losses directly to equity. It also clarifies the way the entities must include defined benefit obligations to their financial statements and it imposes the disclosure of additional information.
The Group has not changed the accounting principles relating to the recognition of defined benefit obligations.

Amendment to IAS 39), Fair Value option (Regulation 1864/15.11.2005)

According to the above amendment, under certain circumstances the entity has the ability to designate financial instruments upon initial recognition, to be measured at fair value, with changes in fair value recognized in profit and loss (fair value option).
The Group did not apply the above option in the present financial statements.

Amendment to IAS 39, Recognition and Measurement of financial instruments (Regulation 2106/21.12.2005)

According to this amendment, entities are permitted to designate under certain circumstances, forecast intragroup transactions denominated in foreign currency as a hedged instrument in consolidated financial statements.

As at 31.12.2006, no forecast intragroup transaction had occurred which could be recognized as a hedged instrument.

Amendment to IAS 39 and IFRS, Financial Guarantee Contracts (Regulation 108/27.1.2006)

The main objective of these amendments is to ensure that the issuers of financial guarantee contracts include the obligations on their balance sheet. Particularly, the issuer of such a contract must initially recognize it at its fair value (except if it is considered as an insurance contract) and subsequently to measure it at the higher of:

(i) the amount determined in accordance with IAS 37 relating to provisions
and
(ii) the amount initially recognized, reduced by the amount that has been already recognized as revenue, according to IAS 18, for revenue recognition.

This amendment did not have a significant impact on Group's financial statements.

Amendment to IAS 21, concerning the effects of exchange prices variation (Regulation 708/8.5.2006)

This amendment allows the recognition of the foreign exchange differences in equity. These exchange differences result from monetary assets, which are part of the net investment in foreign operations, even if these monetary assets are denominated in a currency that is different from the functional currency of the counterparties of the Group.

This amendment did not have a significant impact on Group's financial statements

Amendment IFRS 1 «First Time Adoption of International Financial Reporting Standards» and « Amendment IFRS 6» Exploration and Evaluation of Mineral Resources (effective for annual periods beginning on or after 1.1.2006)

The above amendments are not relevant to the Group's activities.

Interpretation 4 *«Determining whether an Arrangement contains a Lease», (Regulation 1910/8.11.2005)*

Interpretation 5 *«Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds» (Regulation 1910/8.11.2005).*

Interpretation 6 *«Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment» (Regulation 108/27.1.2006)*

The adoption of interpretations 4,5, and 6 did not result in a substantial impact on the Group's financial statements.

In addition to the above the International Accounting Standards Board (IASB) issued the following standards and interpretations which the European Union adopted and were effective for annual periods beginning on or after 1.1.2006:

Interpretation 7 «Applying the restatement Approach Under IAS 29 Financial Reporting in Hyperinflationary Economies» (Regulation 708/2006)

Is effective for annual periods beginning on after 1.3.2006 and its adoption will not have a substantial impact on the Group's financial statements.

Interpretation 8 and 9 *«Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/8.9.2006)*

Are effective for annual periods beginning on 1.5.2006 and 1.6.2006 respectively and their adoption will not have a substantial impact on Group's financial statements.

International Financial Reporting Standard 7 « Financial instruments: Disclosures», (Regulation 108/2006) as well as the changes that it has imposed to other standards.

IFRS 7 and the amendments that it imposes on other standards are effective for annual periods beginning on or after 1.1.2007 and they are expected to affect significantly the disclosure requirements concerning financial instruments.

Amendment to IAS 1 «Presentation of Financial Statements – Capital Disclosure (effective for annual periods beginning on or after 1.1.2007)

This amendment requires additional disclosures both quantitative and qualitative relating to the management of the Group's capital.

Finally, the International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union.

International Financial Reporting Standard 8 «Operating segments» Effective for annual periods on or after 1.1.2009.

This standard replaces the IAS 14 "Segment Reporting". Its adoption by the European Union and the Group will have an significant impact on the Group's disclosures about operating segments.

Interpretation 10 «Interim Financial Reporting and Impairment» Effective for annual periods beginning on or after 1.11.2006

With the adoption of this interpretation an entity shall not reverse an impairment loss recognized in a interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this interpretation will not have an impact on Group's accounting principles.

Interpretations 11 and 12 «Group and Treasury Shares Transactions» Effective for annual periods on or after 1.3.2007 and «Service Concession Arrangements» Effective for annual periods on or after 1.1.2008

The Group is examining whether there will be an impact from the adoption of the above interpretations.

1.2 Basis of consolidation

The consolidated financial statements include the parent company Alpha Bank, its subsidiaries, associates and joint ventures.

a. Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Bank. The financial statements of subsidiaries are included in the consolidated financial statements from that date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. When the cost of acquisition exceeds the fair value of the Group's share of the identifiable net assets acquired the excess is recorded as goodwill, which is tested for impairment annually. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

When the Group's interest in a subsidiary increases as a result of an acquisition, the difference between the consideration paid and the share of net assets acquired is recognized directly to retained earnings.

Sales of interests in subsidiaries that do not result in a loss of control for the Group, is considered as a transaction between related Group equity parties and the gain or loss arising from the sale is recognized directly to retained earnings.

Special purpose entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies of the Group.

b. Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding, directly or indirectly, of between 20% and 50% of the voting rights.

Investments in associates are accounted for by the equity method of accounting.

The Group's share of the associates post-acquisition profits or losses is recognized separately in the income statement.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies of the Group.

c. Joint ventures

According to IAS 31, «joint ventures are those entities over whose activities, the Group has joint control, established by contractual agreement whereby two or more parties undertake an economic activity».

The consolidated financial statements include the Group's share of the joint venture under the proportionate consolidation method.

Inter company transactions are eliminated unless the transaction provides evidence of impairment of the asset transferred and it is recognized in the consolidated balance sheet.

Details of the entities and the Group's ownership interest of subsidiaries and joint ventures is provided in note 40, and for associates in note 19.

1.3 Segment reporting

The Group after considering the present management and reporting structure, and that the majority of its income arises from activities in Greece decided that:

a. the primary reporting format are the following business segments:
- Retail
- Corporate
- Asset Management and Insurance
- Investment Banking and Treasury
- South Eastern Europe
- Other

b. the geographical segments are the secondary reporting format:
- Greece
- Other Countries

Detailed information relating to business and geographical segments are presented in note 41.

1.4 Transactions in foreign currency and translation of foreign operations

a. Transactions in foreign currency

The consolidated financial statements are presented in Euro, which is the functional currency and the currency of the country of incorporation of the Bank. Items included in the financial statements of each of the Group's companies are measured at the functional currency of each entity which is the currency of the country of incorporation or the currency of the primary economic environment in which the company operates or the currency used for the majority of transactions held.

Transactions in foreign currencies are translated to the functional currency at the closing exchange rates at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the closing exchange rate at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling at initial recognition, except for those non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and they are recognized in the income statement or recorded directly in Shareholders' equity depending on the classification of the non-monetary item.

b. Translation of foreign operations

The results and financial position of all the group entities that have a functional currency that is different from the presentation currency of the Group financial statements, are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated to Euro at the closing rate at the date of that balance sheet.
The comparative figures presented are translated to Euro at the closing rates at the respective dates of the comparative balance sheet.

(ii) Income and expenses for each income statement are translated to Euro at average exchange rates applicable for each period presented.

The resulting exchange difference from the above translation and those arising from other monetary items designated as a part of the net investment in the entity are recorded in equity. When a foreign subsidiary is sold, the exchange differences are recognized in the income statement as part of the gain or loss on sale.

1.5 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents consists of:

a. Cash on hand.
b. Non-restricted placements with Central banks.
c. Short-term balances due from banks.

Short-term balances due from banks are amounts that mature within three months after the date of the consolidated financial statements.

1.6 Classification and measurement of financial assets

The Group classifies its financial assets in the following categories:

- Loans and receivables.
- Held–to-maturity investments.
- Financial assets at fair value through profit or loss.
- Available-for-sale financial assets.

For each of the above classifications the following is applicable:

a) *Loans and receivables*
Included in this category are:
i. Direct loans to customers
ii. Amounts paid for a portion or total acquisition of bonds issued by customers
iii. All receivables from customers, banks etc.

Loans and receivables are carried at amortized cost.

b) Held–to-maturity

Held–to-maturity investments are financial assets that the Group has the positive intention and ability to hold to maturity.

This category is carried at amortized cost. The Group has not included any financial assets in this category.

c) Financial assets at fair value through profit or loss.

Financial assets included in this category are those:

i. That are acquired principally for the purpose of selling in the short term in order to exploit short term market fluctuations (trading portfolio). The Group has included in this category fixed rate Government bonds and treasury bills, except for certain specific issues and a limited number of shares.

ii. The Group, at initial recognition, designates these financial assets as at fair value and recognize changes in the fair value in the income statement.

This classification is used when:

- Management monitors and manages the financial instruments on a fair value basis in accordance with a documented risk management or investment strategy.
- Eliminates an accounting mismatch that would otherwise arise from measuring financial assets and liabilities on a different basis (i.e. amortized cost) in relation to another financial asset or liability (i.e. derivatives which are measured at fair value through the profit or loss).
- The financial instrument contains an embedded derivative that significantly modifies the cash flows or the separation of this derivative is not prohibited.

d) Available-for-sale

Available-for-sale financial assets are investments that have not been classified in any of the previous categories.

The Group has included in this category:

i. Variable interest rate bonds

ii. Certain issues of fixed rate Government bonds and fixed rate bonds of other issuers.

iii. Shares

iv. Mutual fund units

This category is measured at fair value. Changes in fair value are recognized directly in equity until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is transferred in profit or loss. The financial assets included in this category are reviewed at each balance sheet date to determine whether there is any indication of impairment. When a subsequent event cause the amount of impairment loss on an available-for-sale debt security to decrease, the impairment loss is reversed through profit or loss.

However, the impairment losses for available-for-sale shares and mutual funds are not reversed.

The measurement principles noted above are not applicable when a particular financial asset is a hedged item, in which case the principles set out in note 1.7 are followed.

1.7 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a small or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rate, index or other variable).

All derivatives are recognized as assets when their fair value is positive, and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are measured at fair value irrespective of the purpose for which they have been transacted. In the cases were certain derivatives embedded in other financial instruments, such as bonds, loans, deposits, borrowed funds etc., are not carried at fair value through profit or loss then are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract. These embedded derivatives are measured at fair value and are recognized as derivative assets or liabilities.

In the cases where derivatives embedded in financial instruments that have been designated as at fair value through profit or loss, the changes in fair value of the derivatives are included in the fair value change of the combined instrument and recognized in gains less losses on financial transactions.

The Group's activities involve the use of derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).

In addition the Group uses derivatives for trading purposes to exploit short-term market fluctuations, within the Group risk level set by the Asset-Liability Committee (ALCO). Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions.

When the Group uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

We emphasize the following:

a. Synthetic Swaps

The parent company (Alpha Bank), in order to increase the return on deposits to selected customers uses synthetic swaps. This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure.

The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and other gains less losses on financial transactions.

b. FX Swaps

These types of Swaps are entered into primarily to hedge the exposures arising from customer loans and deposits. As there is no documentation to support hedge accounting they are accounted for as trading instruments. The result arising from these derivatives is recognized as interest expense and foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and other gains less losses on financial transactions.

Hedge accounting

Hedge accounting sets out valuation rules to offset the effects on the gain or loss from changes in the fair value of a hedging instrument and a hedged item which would not be achieved if the normal measurement principles were followed.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on a on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated at each reporting date.

(a) Fair value hedge

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged.

Changes in the fair value of both the hedging instrument and the hedged item in respect of the risk being hedged are recognized in the income statement.

The Group uses interest rate swaps (IRS's) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits.

(b) *Cash flow hedge*

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective portion is recognized in the income statement. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

(c) *Hedges of net investment in a foreign operation*

The Group uses foreign exchange derivatives or borrowing to hedge foreign exchange risks arising from investment in foreign operations.

Hedge accounting of net investment in foreign operation is similar to cash flow hedge accounting. Upon disposal of the foreign operation the cumulative gain or losses recognized in equity are reversed and recognized in profit or loss.

1.8 Property, plant and equipment

This caption includes: land, buildings (owned and leased) for use by the branches or for administrative purposes, additions and improvements of leased fixed assets and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. The historical cost includes costs relating to the acquisition of property and equipment.

Subsequent expenditure is capitalized or recognized as a separate asset only when it increases future economic benefits. Expenditure on repairs and maintenance is recognized in the income statement as an expense as incurred.

Depreciation is charged on a straight line basis over the estimated useful lives of property, plant and equipment taking into account residual values.

The estimated useful lives are as follows:

- Buildings: 20 to 33 years.
- Additions to leased fixed assets and improvements: duration of the lease.
- Equipment and vehicles: 4 to 20 years.

Land is not depreciated, however, it is reviewed periodically for impairment.

The right to use of land for an indefinite period that is held by Alpha Real Estate D.O.O. Beograd, a subsidiary of the Group, is recorded as land and is not depreciated.

The residual value of property and equipment and their useful lives are periodically reviewed and adjusted if necessary at each reporting date.
Property plant and equipment are reviewed at each reporting date to determine whether there is an indication of impairment and if they are impaired the carrying amount is adjusted to its recoverable amount with the difference recorded in the income statement.

Gains and losses from the sale of property plant and equipment are recognized in the income statement.

1.9 Investment property

The Group includes in this category buildings or a portion of buildings together with the respective portion of the land that is held to earn rental income.

Investment property is initially recognized at cost, which includes all related acquisition costs. Subsequent to initial recognition investment property is stated at cost less accumulated depreciation and impairment losses.

All costs for repairs and maintenance are recognized in the income statement as incurred.

The estimated useful lives over which depreciation is calculated under the straight line method, are the same as property, plant and equipment.

1.10 Goodwill and other intangible assets

- *Goodwill*

  Goodwill represents the difference between the cost of an acquisition and the fair value of the net identifiable assets acquired.

  Goodwill arising from acquisitions after 1/1/2004 is recorded to "Goodwill and other intangible assets". Goodwill on acquisitions of associates is included in "Investment in associates".

  At the end of each year recognized goodwill is tested for impairment.

  Negative goodwill is recognized in the income statement.

- *Other intangible assets*

  The Group has included in this caption:

  a) Intangible assets (deposit base, relationships with customers and brand name) which were recognized from the acquisition of the Jubanka a.d. Beograd (currently Alpha Bank Srbija A.D.) in accordance with IFRS 3. These intangible assets are carried at cost less accumulated amortization. The amortization is charged over the estimated useful life of each asset which is as follows:
     - Deposit base and customer relationships: 6 years
     - Brand name: 2 years

  b) Software is carried at cost less amortization. Amortization is charged over the estimated useful life, which the Group has defined from three to four years. Expenditure incurred to maintain software programs is recognized in the income statement.

  Intangible assets are carried at cost less accumulated amortization except for these assets that have an indefinite useful life and are not amortized. All intangible assets are subject to impairment test.

  For intangible assets no residual value is estimated.

1.11 Leases

The Group enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases. All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Group is the lessor

i. Finance leases:
   For finance leases where the Group is the lessor the aggregate amount of lease payments is recognized as loans and advances.
   The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.
   The lease rentals received decrease the aggregate amount of lease payments and finance income is recognized on an accrual basis.
   The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.13.

ii Operating leases:
When the Group is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized as other income on an accrual basis.

b) When the Group is the lessee

i. Finance leases:
For finance leases, where the Group is the lessee, the leased asset is recognized as own-used property, plant and equipment and a respective liability is recognized in other liabilities. At the commencement of the lease the leased asset and liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Group's borrowing rate for similar financing.

Subsequent to initial recognition the leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life and the Group is not expected to obtain ownership by the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Group as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.12 Insurance activities

a) Insurance reserves

The insurance reserves are the current estimates of future cash flows arising from insurance life and non-life contracts.
The reserves consist of:

i. Mathematical reserves
The insurance reserves for the term life contracts (e.g. term, comprehension, investment) are calculated on actuarial principles using the present value of future liabilities less the present value of premiums to be received. The calculations are based on technical assumptions (mortality tables, interest rates) in accordance with the respective supervisory authorities on the date the contract was signed.
If the carrying amount of the insurance reserves is inadequate, the entire deficiency is provided for.

ii. Unearned premiums reserves
Represent part of net premiums earned which cover proportionally the period from the balance sheet date to the termination of the period the net premium covers.

iii. Outstanding claims reserves
Concern liabilities on claims occurred and reported but not yet paid at the balance sheet date. These claims are determined on a case-by-case basis based on existing information (loss adjustors' reports, doctors reports, court decisions etc) at the balance sheet date. Provisions are also determined for claims incurred but not reported at the balance sheet date (IBNR), the calculation of these provisions is based on the estimated average cost of claim.

iv. Reserves for investments held on behalf and at risk of life insurance policy holders
These reserves are accounted for as assets and liabilities at the current value of the associated investments.

b. *Revenue recognition*
Revenues from life and non-life insurance contracts are recognized when they become payable.

c. *Reinsurance*
The reinsurance premiums ceded and the respective ceded portion of the insurance reserves follow the terms of the relevant reinsurance agreements.

d. *Distinction of insurance products*
In accordance with IFRS 4 contracts that do not transfer significant insurance risk are characterized as investment and/or service contracts, and their accounting treatment is covered by IAS 32 and IAS 39 for financial instruments and IAS 18 for revenue.

Based on the above the following were separated from insurance services:

i. The individual unit-linked contracts with zero insured capital.
ii. Group pension fund contracts under unit-linked management.
iii. Group contract services provided for which the Group acts as intermediate (e.g.motor assistance and accident care).

e. *Liability adequacy test*
In accordance with IFRS 4 an insurer shall assess at each reporting date whether its recognized insurance reserves are adequate (less deferred acquisition costs and related intangible assets) to cover the risk arising from the insurance contracts. If that assessment shows that the carrying amount of its insurance reserves is inadequate the entire deficiency is recognized in profit or loss.

The methodology applied for life insurance was based on current estimates of all future cash flows, from insurance contracts and of related handling costs. These estimates were based on assumptions representing current market conditions and regarding mortality, cancellations, future changes and allocation of administrative expenses, medical inflation relating to medical changes and the discount rate. The guaranteed return included in certain insurance contracts has also been taken into account in estimating cash flows.

For the liability adequacy test of claims reserves, the triangulation method (chain-ladder/link ratio) was used which is based on the assumption that the proportional relation occurred in past years between the amounts of cumulative claims (paid and outstanding) will be repeated in the future. Data of the last five years were used for the calculation of the relevant test.

1.13 Impairment losses on loans and advances

The Group assess as at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically, the steps performed are the following:

a. *Establishment of events that provide objective evidence that a loan is impaired (trigger events).*

The loans and advances with payment of interest or principal overdue by more than 90 days represents the majority of the loans which were tested for impairment.

In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:

i. procedures for forced recovery have been initiated;
ii. the Group has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b. *The criteria for assessment on an individual or collective basis.*

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

In determining the amount for each entity of the Group numerous factors were considered such as the composition of the loan portfolio, the specific circumstances of the market and experience obtained from the management of the portfolio.

More specifically for the Group's parent company Alpha Bank the separation point is the amount of € 1 million.

c. *Establishment of groups of assets with similar risk characteristics*

In those instances which based on the amount outstanding the assessment of impairment was performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:

i. the borrowers' industry (construction, tourism etc.) for commercial loans.

ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d. *Methodology in determining future cash flows from impaired loans*

The Group has accumulated a significant amount of historical data of the last five years, which includes the loss given default for loans after the completion of forced recovery, or other measures taken to secure collection of loans, including the realization of collaterals.

On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans' original effective interest rate.

e. *Interest income recognition*

Interest income on impaired loans is recognized based on the carrying value of the loan net of impairment at the original effective interest rate.

f. *Impairment recognition*

Impaired loans are usually written-off, with exceptions to a small number of accounts with large outstandings were an allowance account is established.

g. *Recoveries*

If in a subsequent period after the recognition of the impairment loss, events occur which require impairment loss to be reduced, or there has been a collection of amounts from loans and advances previously written-off, the recoveries are recognized in the income statement.

1.14 Deferred taxation

Deferred taxation is the tax that will be paid, or for which relief will be obtained in the future resulting from the different period that certain items are recognized for financial reporting and tax purposes.

Deferred tax is provided for temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are provided based on the expected manner of realization or settlement using tax rates (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, taking into consideration the enacted tax rates at balance sheet date.

Current and deferred tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity in which case it is recognized in equity.

1.15 Non-current assets held for sale and related liabilities

Non-current assets or disposal groups comprise assets and liabilities that are expected to be recovered primarily through sale and therefore they are classified as held for sale.

These items consists of property, plant and equipment that the Group has obtained from foreclosures of customer loans, property from Hilton Rhodes Resort of Ionian Hotel Enterprises A.E. for which the procedure of finding a prospective buyer has been initiated, and the total assets of Alpha Insurance A.E. for which the Group has signed a share sale and purchase agreement.

Before their classification as held for sale, the assets included in this category are measured in accordance with the applicable standards.

Assets held for sale are carried at the lower of their carrying amount and fair value less cost to sell.

Any losses arising from the above is recorded in the income statement. The above losses which can be reversed in the future, are allocated to the assets in the disposal group that are within the scope of the measurement requirements of IFRS 5. The impairment losses on a disposal group first are allocated to goodwill and then to remaining assets and liabilities on a pro-rata basis.

Non current assets in this category are not depreciated, however, they are reviewed for impairment at each reporting date.

Gains or losses from the sale of these assets are recognized in the income statement.

1.16 Financial liabilities

The Group for measurement purposes classifies financial liabilities in the following categories:

a) *Financial liabilities measured at fair value through profit or loss*

   i. This category includes financial liabilities held for trading:
      - when the financial liability is acquired or repurchased in the short term to take advantage of short-term market fluctuations;
      - they are derivatives which are not used for hedging purposes.

   ii. In addition in this category the Group includes financial liabilities which are designated at initial recognition, as at fair value through profit or loss in accordance to the principles set in note 1.6 (point c(ii)).

The Group has included in the category of financial liabilities held for trading, derivatives which are not used for hedging purposes.

Liabilities arising from both the derivatives held for trading and the derivatives which are used for hedging purposes, are presented in " derivative financial liabilities" and measurement principles are set out in note 1.7.

At present no financial liabilities have been designated, at initial recognition, as at fair value through profit or loss.

b) *Financial liabilities carried at amortized cost.*

The liabilities which are classified in this category are measured at amortized cost using the effective interest method. Liabilities to credit institutions and customers, debt issued and other loan liabilities are classified in this category.

In case that financial liabilities included in this category are used for hedging purposes the accounting principles applied are set out in note 1.7.

1.17 Employee benefits

The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Bank.

A defined contribution plan is where the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

The present value of the defined benefit is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligations and the fair value of plan assets are amortized in a period equal to the average remaining working lives of the employees.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.18 Share options granted to employees

The Group rewards the performance of its executives and managers by granting share options. The share options are exercised after the expiration of three years from the grant date.

The fair value calculated at grant date, is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options upon the exercise date increases the share capital of the Group and the reserve in equity from previously recognized fair value of the exercised options is transferred to share premium.

1.19 Provisions

A provision is recognized when the Group has a constructive or legal obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated. The provisions recognition is done on the present value of the expenditures expected to be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses. However, future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur. Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the income statement relating to the provision is presented net of any amount of reimbursement.

1.20 Sale and repurchase agreements

The Group enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the consolidated balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments. The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed under securities borrowing agreements are not recognized except when they have been sold to third parties whereby the gain on the sale is recognized in the income statement and the liability to deliver the security is recognized at fair value.

1.21 Equity

Incremental costs of share capital increase
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium
The difference between the nominal value of the shares issued and their market value, in cases of the exchange of shares as consideration for the acquisition of a business by the companies of the Group is recorded as share premium.
In this category it is also recorded the difference between the nominal value of the shares issued and their acquisition price in cases of share capital increase is also recorded .

Treasury shares
The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained Earnings
Dividends are deducted from retained earnings and recorded as a liability in the period that the dividend is approved by the General Meeting of the Shareholders.

1.22 Interest income and expense

Interest income and expense are recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or the next repricing date, in order the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expense is also calculated for interest bearing financial instruments that are measured at fair value.

1.23 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant service has been provided.

Transaction revenues relating to the recognition of a financial instrument which measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.24 Discontinued operations

A discontinued operation is a component of the Group that either has been disposed of, or it has been classified as held for sale and represents:

- a major line of Group's business; or
- a geographical area of operations; or
- a subsidiary acquired exclusively with a view to resale.

The assets and liabilities of discontinued operation are presented separately from other assets and liabilities in balance sheet and are not offset.

Any cumulative income or expense recognized directly in equity relating to a discontinued operation are presented separately (as a separate line in equity).

The post tax profit or loss from discontinued operations and any losses recognized on the measurement to fair value less costs to sell of the disposal group are presented in a separate line in the face of the income statement after net profit from continuing operations.

The comparative financial statements are restated only for the income statement and the cash flow statement. The Group has classified its subsidiary Alpha Insurance A.E. as a discontinued operation, due to its recent share sale and purchase agreement. Alpha Insurance A.E. represents significant line of Asset Management/ Insurance business segment.

1.25 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

Income statement

2. Net interest income

	From 1 January to	
	31.12.2006	31.12.2005
Due from banks	116,538	126,744
Securities	261,124	120,200
Loans and advances to customers	1,998,864	1,538,468
Due to banks	(186,538)	(85,568)
Due to customers	(357,421)	(253,825)
Debt securities in issue and other borrowed funds	(352,583)	(195,332)
Other	(62,368)	(32,293)
Total	**1,417,616**	**1,218,394**

3. Net fee and commission income

	From 1 January to	
	31.12.2006	31.12.2005
Loans	62,344	52,279
Letters of guarantee	37,530	35,518
Imports-Exports	18,841	19,957
Credit cards	48,130	39,745
Fund transfers	86,101	82,864
Mutual funds	65,155	56,856
Management and advisory fees	4,106	12,964
Other	77,901	52,132
Total	**400,108**	**352,315**

4. Dividend income

	From 1 January to	
	31.12.2006	31.12.2005
Available-for-sale shares	2,700	2,580
Total	**2,700**	**2,580**

5. Gains less losses on financial transactions

	From 1 January to	
	31.12.2006	31.12.2005
Foreign exchange differences	32,528	25,450
Securities held for trading	4,884	(6,654)
Available-for-sale securities	22,630	4,590
Other financial instruments	(4,546)	1,862
Total	**55,496**	**25,248**

6. Other income

	From 1 January to	
	31.12.2006	31.12.2005
Insurance activities	946	6,347
Hotel activities	46,733	41,747
Operating lease income	4,267	3,925
Sale of property, plant and equipment	3,471	7,214
Goodwill from merger with Delta Singular A.E.P.	-	7,695
Other	11,238	23,187
Total	**66,655**	**90,115**

Income from insurance activities is analyzed as follows:

	From 1 January to	
	31.12.2006	31.12.2005
Non-life Insurance		
Premiums and other related income	12,592	14,587
Less:		
Reinsurance premiums ceded	(2,825)	(587)
Commissions	(1,184)	(1,406)
Claims from policyholders	(9,864)	(8,202)
Reinsurers' participation	3,491	2,153
Net income from non-life insurance	**2,210**	**6,545**
Life Insurance		
Premiums and other related income	7,535	6,759
Less:		
Reinsurance premiums ceded	(1,107)	(1,188)
Commissions	(693)	(934)
Claims from policyholders	(7,462)	(5,617)
Reinsurers' participation	463	782
Net income from life insurance	**(1,264)**	**(198)**
Total	**946**	**6,347**

7. Staff costs

	From 1 January to	
	31.12.2006	31.12.2005
Wages and salaries	319,601	283,605
Social Security contributions	83,449	78,425
Expenses of defined benefit plans (note 30)	51,506	51,852
Other	21,529	18,275
Total	**476,085**	**432,157**

As at 31.12.2006 staff costs include € 5,158 (31.12.2005: € 2,245) that relate to share options granted to employees based on the valuation as calculated on the grant date.

The total employees of the Group as at 31.12.2006 were 12,069 (31.12.2005: 11,484) of which 8,017 (31.12.2005: 8,204) are employed in Greece and 4,052 (31.12.2005: 3,280) are employed abroad.

Defined contribution plans

All the employees of the Group in Greece receive their main pension from the Social Insurance Fund (IKA). For the Bank's employees the following apply:

a) The supplementary pension plan for employees from the former Ionian and Popular Bank of Greece is TAPILTAT, a multi-employer plan. The Bank has obtained legal opinions that indicate that it has no obligation if the fund does not have sufficient assets to pay employee benefits. Therefore the Bank considers that the fund is a defined contribution plan and it is accounted for as such.

b) All employees of the Bank receive medical benefits from the Employee Medical Insurance Fund of Credit Bank, of Geniki Bank, of American Express etc. This plan has been accounted for as a defined contribution plan.

Defined benefit plans

Details of defined benefit plans are described in note 30.

8. General administrative expenses

	From 1 January to	
	31.12.2006	31.12.2005
Rent of buildings	29,232	25,141
Rent and maintenance of EDP equipment	21,524	17,955
EDP expenses	37,607	32,051
Marketing and advertisement expenses	35,095	28,550
Telecommunications and postage	25,930	22,098
Third party fees	35,485	29,762
Consultants fees	11,124	8,309
Contribution to Deposit Guarantee Fund	12,936	11,445
Insurance fees	5,853	8,150
Consumables	6,980	5,943
Electricity	7,822	6,895
Agency fees	6,382	5,565
Taxes (V.A.T. tax of real estate property, etc.)	37,008	32,311
Other	72,314	67,472
Total	**345,292**	**301,647**

9. Impairment losses and provisions to cover credit risk

	From 1 January to	
	31.12.2006	31.12.2005
Impairment losses on loans and advances to customers	244,631	259,697
Impairment losses on due from banks	(13)	-
Provisions to cover credit risk relating to off balance sheet items	14,946	-
Recoveries	(5,610)	(4,824)
Total	**253,954**	**254,873**

10.1 Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 32% for 2005, 29% for 2006, and 25% in 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, the tax rate for entities that have concluded mergers is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2005 profit of the Bank was taxed at the rate of 22%, and for the 2006 profit at the rate of 24% because the merger with Delta Singular A.E.P., a listed company, was not related with the Bank before 1.1.1997.

It should be noted that, due to the fact that all profits have been taxed, the distribution of dividends to Shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to	
	31.12.2006	31.12.2005
Current tax	129,892	116,613
Additional tax arising from tax audit	10,771	-
Deferred tax	34,764	15,458
Total income tax	**175,427**	**132,071**

The increased income tax in 2006, is due to the higher profits in 2006, the increase in the tax rates and the additional taxes assessed by the tax authorities following their audit of the fiscal year 2003 up to and including 2005 for the Bank, and the years 2000 up to and including 2005 for Alpha Astika Akinita A.E.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.12.2006	31.12.2005
Depreciation and write-offs of fixed assets	10,343	13,200
Loans and advances to customers	8,118	30
Employee defined benefit obligations	313	(2,854)
Valuation of derivatives	8,518	(4,497)
Financial instruments effective rate	2,031	2,660
Valuation of debt security in issue due to fair value hedge	3,046	4,315
Carry forward of unused tax losses	402	(495)
Other temporary differences	1,993	3,099
Total	**34,764**	**15,458**

Reconciliation of effective and current tax rate

		31.12.2006		31.12.2005
Profit before tax		800,757		634,141
Income tax	23.66%*	189,466	20.84%*	132,180
Increase/(decrease) due to:				
Additional tax from rental income from fixed assets	0.05%	404	0.06%	388
Non taxable income	(4.02%)	(32,179)	(0.45%)	(2,881)
Non deductible expenses	1.16%	9,257	0.55%	3,446
Part of profit relating to non taxable income	(0.87%)	(6,980)	(1.33%)	(8,407)
Part of profit relating to distributable income	0.74%	5,891	0.89%	5,665
Effect of tax rates used for current and deferred tax	0.15%	1,184	0.27%	1,707
Other temporary differences	(0.29%)	(2,238)	0.21%	1,315
Usage of tax losses	(0.02%)	(149)	(0.21%)	(1,342)
Additional tax from tax audit	1.35%	10,771	-	-
Income tax	**21.91%**	**175,427**	**20.83%**	**132,071**

* The effective current income tax rate is 23.66% for 2006 and 20.84% for 2005, and it represents the weighted average of nominal tax rate based on the nominal income tax rate and the profit before tax of each Groups subsidiary.

10.2 Tax on reserves (Law 3513/2006 article 10)

In accordance with Greek tax law, entities may form tax free reserves from either profits that are not subject to tax (for example gains from the sale of listed shares or mutual funds) or from income subject to taxation at the source and where the payment of the tax extinguishes the legal entity's tax liability, but not of its Shareholders (for example interest from Greek Government bonds). These tax free reserves were subject to taxation if distributed or capitalized at the tax rate enacted at the time of distribution or capitalization.

In accordance with article 10 of Law 3513/2006 these reserves formed until 31.12.2005, by banks established in Greece and by branches of foreign banks operating in Greece were subject to taxation.

The tax rate was 15% on profits that were not subject to tax and 10% on profits that were previously subject to tax at the source.

The total tax on these reserves for the Bank amounted to € 73,902. The payment of the above tax extinguishes the Bank's liability as well as that of its Shareholders. Therefore these reserves can be distributed or capitalized without any further payment of tax.

11. Profit after tax from discontinued operations

On 16 October 2006, the Bank announced that it signed an agreement for the sale of 99.57% of its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection.

Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network. Under the agreement, Alpha Bank will distribute the products and AXA will originate and underwrite them.

The completion of the agreement is subject to regulatory approvals.

The profit after tax of Alpha Insurance A.E. which has been classified as a discontinued operation is analyzed as follows:

	From 1 January to	
	31.12.2006	**31.12.2005**
Net interest income	5,501	6,551
Net fee and commission income	2,381	1,972
Dividend income	-	60
Gains less losses on financial transactions	3,904	4,922
Other income	26,970	21,546
Total income	**38,756**	**35,051**
Staff costs	(14,624)	(13,967)
General administrative expenses	(10,923)	(8,108)
Depreciation and amortization expenses	(1,727)	(2,927)
Total expenses	**(27,274)**	**(25,002)**
Impairment loss and provision to cover credit risk	(1,200)	(1,972)
Profit before taxes	**10,282**	**8,077**
Income tax	(7,595)	(4,277)
Profit after taxes	**2,687**	**3,800**
Net profit attributable to equity holders of the Bank:	**2,645**	**3,751**
Minority interest	42	49
Earnings per share:		
Basic (€ per share)	0.01	0.01
Diluted (€ per share)	0.01	0.01

Income tax for 2006 includes an amount of € 2.4 million, which represents additional taxes assessed by the tax authorities from their audit of the fiscal years 2002 up to and including 2005.

The total employees as at 31.12.2006 were 343 (31.12.2005: 360)

12. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting treasury shares held, during the period.

	From 1 January to	
	31.12.2006	**31.12.2005**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	551,987	502,174
Weighted average number of outstanding ordinary shares	393,178,069	400,859,272
Basic earnings per share from continuing and discontinued operations (in € per share)	1.40	1.25
Profit attributable to equity holders of the Bank from continuing operations	549,342	498,423
Weighted average number of outstanding ordinary shares	393,178,069	400,859,272
Basic earnings per share from continuing operations (in € per share)	1.40	1.24

	From 1 January to	
	31.12.2006	31.12.2005
Profit attributable to equity holders of the Bank from continuing and discontinued operations excluding tax on reserves	625,889	502,174
Weighted average number of outstanding ordinary shares	393,178,069	400,859,272
Basic earnings per share from continuing and discontinued operations excluding tax on reserves (in € per share)	1.59	1.25

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.12.2006	**31.12.2005**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	551,987	502,174
Weighted average number of outstanding ordinary shares	393,178,069	400,859,272
Adjustment for share options	731,705	550,066
Weighted average number of outstanding ordinary shares for diluted earnings per share	393,909,774	401,409,338
Diluted earnings per share from continuing and discontinued operations (in € per share)	1.40	1.25
Profit attributable to equity holders of the Bank from continuing operations	549,342	498,423
Weighted average number of outstanding ordinary shares	393,178,069	400,859,272
Adjustment for share options	731,705	550,066
Weighted average number of outstanding ordinary shares for diluted earnings per share	393,909,774	401,409,338
Diluted earnings per share from continuing operations (in € per share)	1.39	1.24
Profit attributable to equity holders of the Bank from continuing and discontinued operations excluding tax on reserves	625,889	502,174
Weighted average number of outstanding ordinary shares	393,178,069	400,859,272
Adjustment for share options	731,705	550,066
Weighted average number of outstanding ordinary shares for diluted earnings per share	393,909,774	401,409,338
Diluted earnings per share from continuing and discontinued operations excluding tax on reserves (in € per share)	1.59	1.25

Basic and diluted earnings per share relating to 2005 have been restated for comparison purposes to take into account the decision of the ordinary General Shareholders Meeting on 18.4.2006 to issue new shares by capitalizing reserves. The bonus shares were issued on 3.5.2006.

Assets

13. Cash and balances with Central Banks

	31.12.2006	31.12.2005
Cash	364,905	305,144
Cheques receivable	74,649	53,727
Balances with Central Banks	2,236,148	1,843,511
Total	**2,675,702**	**2,202,382**
Of which mandatory deposits with Central Banks:	1,435,899	1,202,541

Cash and cash equivalents (as presented for the purposes of the cash flows statement)

	31.12.2006	31.12.2005
Cash and balances with Central Banks	1,239,803	997,602
Sale and repurchase agreements (Reverse Repos)	395,604	2,148,476
Short-term placements with other banks	2,937,316	2,517,497
Cash and cash equivalents from continuing operations	**4,572,723**	**5,663,575**
Cash and cash equivalents from discontinued operations	3,108	2,239
Cash and cash equivalents from continuing and discontinued operations	**4,575,831**	**5,665,814**

14. Due from banks

	31.12.2006	31.12.2005
Placements with other banks	4,248,790	2,635,460
Sale and repurchase agreements (Reverse Repos)	395,605	2,148,476
Allowance for impairment losses	(7,683)	(8,707)
Total	**4,636,712**	**4,775,229**

Allowance for impairment losses

Balance 1.1.2005	-
Provision from Jubanka A.D. Beograd acquisition	8,707
Balance 31.12.2005	**8,707**
Decrease of impairment losses from due from banks (note 9)	(13)
Foreign exchange differences	(1,011)
Balance 31.12.2006	7,683

15. Securities held for trading

	31.12.2006	31.12.2005
Government bonds	186,753	90,912
Other debt securities		
- Listed	33,084	25,952
- Non-listed	53,414	-
Shares:		
- Listed	32,740	5,774
Total	**305,991**	**122,638**

16. Derivatives financial instruments (assets and liabilities)

	31 December 2006		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign Exchange Derivatives			
Currency forwards	769,553	7,139	5,410
Currency swaps	1,564,998	17,636	10,072
Cross currency swaps	533,026	67,005	61,398
Currency options	254,115	1,722	1,202
Currency options embedded in retail products	1,745	6	-
Total non-listed	**3,123,437**	**93,508**	**78,082**
b. Interest rate derivatives			
Interest rate swaps	9,540,482	104,473	84,118
Interest rate options	220,399	1,322	711
Total non-listed	**9,760,881**	**105,795**	**84,829**
Futures	450,704	1	317
Options	100,000	4	-
Total listed	**550,704**	**5**	**317**
c. Stock derivatives			
Equity swaps	25,427	847	-
Total non-listed	**25,427**	**847**	**-**
d. Index derivatives			
Futures	4,930	-	44
Total listed	**4,930**	**-**	**44**
Derivatives for hedging			
a. Foreign exchange derivatives			
Currency swaps	72,917	-	2,603
Cross currency swaps	191,168	-	39,541
Total non-listed	**264,085**	**-**	**42,144**
b. Interest rate derivatives			
Interest rate swaps	1,660,127	45,521	19,160
Total non-listed	**1,660,127**	**45,521**	**19,160**
Grand Total	**15,389,591**	**245,676**	**224,576**

	31 December 2005		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign Exchange Derivatives			
Currency forwards	557,502	2,394	3,218
Currency swaps	928,696	5,231	4,944
Cross currency swaps	614,987	57,825	53,789
Currency options	296,363	1,910	1,946
Currency options embedded in retail products	24,191	57	-
Total non-listed	**2,421,739**	**67,417**	**63,897**
b. Interest rate derivatives			
Interest rate swaps	3,376,098	67,120	44,435
Interest rate options	27,801	149	166
Total non-listed	**3,403,899**	**67,269**	**44,601**
Options	153,477	35	161
Total listed	**153,477**	**35**	**161**
c. Index and stock derivatives			
Futures	4,624	18	115
Options	34,036	178	-
Total listed	**38,660**	**196**	**115**
Derivatives for hedging			
a. Foreign exchange derivatives			
Cross currency swaps	219,730	-	15,138
Total non-listed	**219,730**	**-**	**15,138**
b. Interest rate derivatives			
Interest rate swaps	1,263,522	4,080	16,324
Total non-listed	**1,263,522**	**4,080**	**16,324**
Grand Total	7,501,027	138,997	140,236

17. Loans and advances to customers

	31.12.2006	31.12.2005
Individuals:		
Mortgages	8,812,267	6,937,685
Consumer	2,445,129	2,029,704
Credit cards	942,025	883,605
Other loans	217,035	193,181
Total	**12,416,456**	**10,044,175**
Companies:		
Corporate	18,992,719	16,728,566
Leasing	1,086,745	843,011
Factoring	495,692	386,600
Total	**20,575,156**	**17,958,177**
Other receivables	196,492	302,224
Insurance activities:		
Receivables from insurance and re-insurance activities	12,179	92,327
	33,200,283	**28,396,903**
Less: Allowance for impairment losses	(977,249)	(1,040,360)
Total	**32,223,034**	**27,356,543**

In addition to the allowance for impairment losses, an additional provision of € 14,946 has been recorded to cover credit risk relating to off-balance sheet items. The total provision recorded to cover credit risk amounts to € 992,195.

The financial lease receivables are analyzed as follows:

	31.12.2006	31.12.2005
Up to 1 year	318,043	299,764
From 1 year up to 5 years	553,620	411,707
More than 5 years	588,952	331,601
	1,460,615	1,043,072
Unearned finance income	(373,870)	(200,061)
Receivables from finance leases	**1,086,745**	**843,011**

The net amount of finance leases is analyzed as follows:

	31.12.2006	31.12.2005
Up to 1 year	257,139	260,462
From 1 year up to 5 years	395,356	320,666
More than 5 years	434,250	261,883
Total	**1,086,745**	**843,011**

Allowance for impairment losses

Balance 1.1.2005	**757,951**
Provision from Jubanka A.D. Beograd acquisition	59,654
Exchange differences	2,151
Provision for loan impairment	261,697
Loans written-off during the period	(48,659)
Provision from merger with Delta Singular A.E.P.	7,566
Balance 31.12.2005	**1,040,360**
Impairment of Assets classified as held-for-sale	(4,847)
Unwinding of the discount	71,650
Exchange differences	(2,642)
Provision for loan impairment (note 9)	244,631
Loans written-off during the period	(371,903)
Balance 31.12.2006	**977,249**

18. Investment securities

Available-for-sale

	31.12.2006	31.12.2005
Government bonds	6,253,815	6,666,391
Other debt securities:		
- Listed	1,142,097	869,643
- Non-listed	28,897	2,823
Shares:		
- Listed	52,317	73,675
- Non-listed	13,374	12,382
Other variable yield securities	62,102	120,148
Total	**7,552,602**	**7,745,062**

19. Investments in associates

	From 1 January to	
	31.12.2006	31.12.2005
Opening balance	11,389	107,363
Acquisitions	104	837
Repayment of capital	(723)	-
Dividends received	(154)	(163)
Sale of Lesvos Tourist Company A.E.	(631)	-
Sale of ICAP A.E.	(5,332)	-
Liquidation of Gaiognomon A.E.	(140)	-
Reduction of ownership interest in Propindex A.E.	(14)	-
Merger with Delta Singular A.E.P.		(96,524)
Impairment		(105)
Share of profit/ (loss)	(408)	(19)
Closing balance	**4,091**	**11,389**

The Group's investments in associates are analyzed as follows:

	Name	Country of incorporation	Group's ownership interest % 31.12.2006	Group's ownership interest % 31.12.2005
a.	Lesvos Tourist Company A.E. (1)	Greece	-	24.99
b.	Evisak A.E.	Greece	27.00	27.00
c.	Icap A.E. (2)	Greece	-	26.96
d.	Gaiognomon A.E. (3)	Greece	-	20.00
e.	Propindex A.E.(4)	Greece	-	13.82
f.	AEDEP Thessalias & Stereas Ellados (5)	Greece	50.00	50.00
g.	A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
h.	Geosynthesis A.E. (6)	Greece	-	20.00

(1) The sale of Lesvos Tourist Company A.E. was completed in February 2006 (note 46, paragraph c)

(2) ICAP A.E. was sold in December 2006 (note 46, paragraph q)

(3) Gaignomon A.E. was liquidated in December 2006 (note 46, paragraph o)

(4) The Company, in which Alpha Astika Akinita A.E., a subsidiary of the Bank, participates, is no longer accounted for under the equity method due to the reduction of Alpha Astika Akinita A.E. ownership interest from 22.58% to 18.42%. The investment has been transferred to investment securities.

(5) The entity is a nonr profit organization.

(6) Geosynthesis A.E. was sold in June 2006 (note 46 paragraph f)

The share of the profit share of the Group on the profit or loss of each associate is set out below:

Company name	Equity (in thousands of €)	Profit/ (loss) after tax	Total (in thousands of €)	Share of profit/loss 1.1-31.12.2006
Evisak A.E.	2,914	114	3,028	10
Icap A.E.	18,256	1,519	19,775	406
Propindex A.E.	61	(6)	55	(1)
AEDEP Thessallias & Stereas Ellados	147	-	147	-
A.L.C. Novelle Investments Ltd	13,675	(1,654)	12,021	(823)
Total	**35,053**	**(27)**	**35,026**	**(408)**

20. Investment property

	Land and buildings
Balance 1.1.2005	
Cost	30,309
Accumulated depreciation	(2,950)
Net book value 1.1.2005	27,359
1.1.2005-31.12.2005	
Net book value 1.1.2005	27,359
Foreign exchange differences	(439)
Additions	80
Additions from merger with Delta Singular A.E.P (net book value)	33,606
Additions from companies consolidated for first time in 2005 (net book value)	443
Disposals	(6)
a) Cost	(6)
b) Accumulated depreciation	-
Reclassification to "Non-current assets held for sale"	(33,463)
Reclassification from "Property, plant and equipment"	2,519
Depreciation charge for the period	(549)
Net book value 31.12.2005	29,550
Balance 31.12.2005	
Cost	33,061
Accumulated depreciation	(3,511)
1.1.2006-31.12.2006	
Net book value 1.1.2006	29,550
Foreign exchange differences	32
Additions	14
Additions from companies consolidated for first time in 2006	5,342
Disposals	(86)
a) Cost	(86)
b) Accumulated depreciation	-
Reclassification to "Property, plant and equipment"	(1,680)
Reclassification from "Property, plant and equipment"	163
Reclassification to "Non-current assets held for sale"	(1,470)
a) Cost	(1,907)
b) Accumulated depreciation	437
Depreciation charge for the period	(347)
Net book value 31.12.2006	31,518
Balance 31.12.2006	
Cost	34,948
Accumulated depreciation	(3,430)

The fair value of investment property as calculated by Alpha Astika Akininta A.E. using the income method amounts to € 40 million.

21. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2005				
Cost	1,050,081	10,219	301,509	1,361,809
Accumulated depreciation	(197,739)	(8,699)	(238,604)	(445,042)
Net book value 1.1.2005	852,342	1,520	62,905	916,767
1.1.2005-31.12.2005				
Net book value 1.1.2005	852,342	1,520	62,905	916,767
Foreign exchange differences	2,188	94	675	2,957
Additions	12,406	344	25,058	37,808
Additions from merger with Delta Singular A.E.P (net book value)	-	530	191	721
Additions from companies consolidated for first time in 2005 (net book value)	26,350	-	7,897	34,247
Disposals	(7,948)	-	(1,124)	(9,072)
a) Cost	(11,690)	(130)	(10,845)	(22,665)
b) Accumulated depreciation	3,742	130	9,721	13,593
Reclassification from "Non-current assets held for sale"	1,703	-	-	1,703
Reclassification from "Land and Buildings" to "Equipment"	(5)	-	5	-
Reclassification to "Non-current assets held for sale"	-	-	(28)	(28)
Reclassification to "Investment property"	(2,519)	-	-	(2,519)
Depreciation charge for the period	(20,141)	(581)	(23,889)	(44,611)
Net book value 31.12.2005	864,376	1,907	71,690	937,973
Balance 31.12.2005				
Cost	1,076,377	3,347	342,984	1,422,708
Accumulated depreciation	(212,001)	(1,440)	(271,294)	(484,735)
1.1.2006-31.12.2006				
Net book value 1.1.2006	864,376	1,907	71,690	937,973
Foreign exchange differences	3,332	119	768	4,219
Additions	36,380	608	39,374	76,362
Disposals	(2,442)	-	(508)	(2,950)
a) Cost	(3,616)	-	(4,406)	(8,022)
b) Accumulated depreciation	1,174	-	3,898	5,072
Reclassification to "Land and building" from "Investment Property"	1,680	-	-	1,680
Reclassification from "Land and building" to "Investment Property"	(163)	-	-	(163)
Other reclassification	-	-	(485)	(485)
a) Cost	-	-	(745)	(745)
b) Accumulated depreciation	-	-	260	260
Reclassification to "non-current assets held for sale"	(34,861)	-	(2,583)	(37,444)
a) Cost	(56,539)	-	(17,397)	(73,936)
b) Accumulated depreciation	21,678	-	14,814	36,492
Depreciation charge for the period	(19,831)	(542)	(22,823)	(43,196)
Net book value 31.12.2006	848,471	2,092	85,433	935,996
Balance 31.12.2006				
Cost	1,058,044	4,055	361,639	1,423,738
Accumulated depreciation	(209,573)	(1,963)	(276,206)	(487,742)

As at 31.12.2006 all the above fixed assets were examined for impairment which confirmed that their values remain unimpaired.

22. Goodwill and other intangible assets

	Goodwill	Other Intangible	Software	Total
Balance 1.1.2005				
Cost	-	-	108,799	108,799
Accumulated amortization	-	-	(77,938)	(77,938)
Net book value 1.1.2005	-	-	30,861	30,861
1.1.2005-31.12.2005				
Net book value 1.1.2005	-	-	30,861	30,861
Foreign exchange differences	-	-	(295)	(295)
Additions	-	-	21,601	21,601
Additions from merger with Delta Singular A.E.P (net book value)	-	-	239	239
Additions from companies consolidated for first time in 2005 (net book value)	54,022	17,473	918	72,413
a) Cost	57,670	18,572	918	77,160
b) Foreign exchange differences	(3,648)	(1,099)	-	(4,747)
Disposals	-	-	(13)	(13)
a) Cost	-	-	(1,300)	(1,300)
b) Accumulated amortization	-	-	1,287	1,287
Reclassification to "non-current assets held for sale"	-	-	(42)	(42)
a) Cost	-	-	(168)	(168)
b) Accumulated amortization	-	-	126	126
Depreciation charge for the period	-	(3,095)	(14,233)	(17,328)
Net book value 31.12.2005	54,022	14,378	39,036	107,436
Balance 31.12.2005				
Cost	54,022	17,392	130,227	201,641
Accumulated amortization	-	(3,014)	(91,191)	(94,205)
1.1.2006-31.12.2006				
Net book value 1.1.2006	54,022	14,378	39,036	107,436
Foreign exchange differences	4,322	937	(534)	4,725
Additions	-	428	27,890	28,318
Disposals	-	-	(2,702)	(2,702)
a) Cost	-	-	(2,725)	(2,725)
b) Accumulated amortization	-	-	23	23
Other reclassifications	-	-	485	485
a) Cost	-	-	745	745
b) Accumulated amortization	-	-	(260)	(260)
Reclassification to "non-current assets held for sale"	-	-	(2,019)	(2,019)
a) Cost	-	-	(11,549)	(11,549)
b) Accumulated amortization	-	-	9,530	9,530
Depreciation charge for the period	-	(3,334)	(15,771)	(19,105)
Net book value 31.12.2006	58,344	12,409	46,385	117,138
Balance 31.12.2006				
Cost	58,344	18,293	144,745	221,382
Accumulated amortization	-	(5,884)	(98,360)	(104,244)

The annual impairment test performed on the goodwill arising from the acquisition of Alpha Bank Srbija A.D. confirmed that no adjustment to the carrying amount is necessary. Specifically, the value in use and the fair value less costs to sell were determined to be higher than the carrying amount of the subsidiary presented in the consolidated financial statements and therefore no impairment loss exists.

Other intangible assets which were recognized upon acquisition of the above mentioned bank that relate to the deposit base, and customer relationships, their recoverable amount was also estimated to be higher than their carrying amount and no impairment loss was required. The only exception was the brand name which has been changed. The amortization of the brand name corresponds with the introduction of the new brand name therefore no impairment loss is required.

23. Deferred tax assets and liabilities

	31.12.2006	31.12.2005
Deferred tax assets	276,973	202,519
Deferred tax liabilities	(140,208)	(23,857)
Total	136,765	178,662

1.1.2006 - 31.12.2006

			Recognized in				
			Income statement		Equity		
	Balance 1.1.2006	Discontinued operations	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2006
Depreciation	25,099	264	418	(10,761)	-	(11)	15,009
Loans and advances	2,231	(25)	17,240	(25,358)	-	-	(5,912)
Valuation of derivative financial instruments	4,926	-	453	(8,971)	-	-	(3,592)
Tax losses carry forward	8,315	(3,001)	212	(614)	76	-	4,988
Other provisions	1,415	-	692	(2,685)	-	(164)	(742)
Effective interest rate of financial instruments	9,607	-	-	(2,031)	-	-	7,576
Employee defined benefit obligations	131,809	(4,192)	165	(478)	-	(80)	127,224
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(4,740)	-	-	(3,046)	-	-	(7,786)
Total	178,662	(6,954)	19,180	(53,944)	76	(255)	136,765

1.1.2005 -31.12.2005

				Recognized in				
				Income statement		Equity		
	Balance 1.1.2005	Discontinued operations	Mergers & Acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2005
Depreciation	40,530	(7)	(267)	-	(13,200)	-	(1,957)	25,099
Loans and advances	4,592	-	2,043	10,057	(10,087)	1,714	(6,088)	2,231
Valuation of derivative financial instruments	429	-	-	8,571	(4,074)	-	-	4,926
Tax losses carry forward	6,515	-	2,256	495	-	-	(951)	8,315
Other provisions	3,516	-	(33)	1,360	(4,459)	1,404	(373)	1,415
Effective interest rate of financial instruments	12,267	-	-	-	(2,660)	-	-	9,607
Employee defined benefit obligations	128,851	90	7	2,918	(64)	22	(15)	131,809
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(425)	-	-	1,219	(5,534)	-	-	(4,740)
Total	196,275	83	4,006	24,620	(40,078)	3,140	(9,384)	178,662

24. Other assets

	31.12.2006	31.12.2005
Investments on behalf of life insurance policyholders	20,141	63,440
Prepaid expenses	10,387	13,795
Accrued income	3,557	4,698
Tax advances	166,621	108,624
Brokerage fees receivables	19,086	26,482
Other	90,048	68,219
Total	309,840	285,258

25. Non-current assets held-for-sale and related liabilities

a. Fixed Assets

	Land-buildings	Office equipment	Total
1.1.2005-31.12.2005			
Balance 1.1.2005	32,084	617	32,701
Additions	9,008	20	9,028
Additions from companies consolidated for first time in 2005	11	-	11
Additions from merger with Delta Singular A.E.	21,175	-	21,175
Disposals	(6,034)	(52)	(6,086)
Reclassification to "property, plant and equipment"	(1,703)	-	(1,703)
Reclassification from "investment property"	33,463	-	33,463
Balance 31.12.2005	**88,004**	**585**	**88,589**
1.1.2006-31.12.2006			
Balance 1.1.2006	88,004	585	88,589
Additions	8,492	581	9,073
Disposals	(4,053)	(551)	(4,604)
Balance 31.12.2006	**92,443**	**615**	**93,058**

b. Other

1. The Bank and its subsidiaries signed on 11.10.2005 a final sales agreement with National Insurance for the sale of Alpha Insurance Romania S.A. The company's assets of € 3,481 are included in "non-current assets held for sale" while the company's liabilities of € 3,047 are included in "liabilities related to non-current assets held for sale". The transaction was completed on 16 February 2006.

2. On 16 October 2006, the Bank announced that it has signed an agreement for the sale of 99.57% shares of its subsidiary Alpha Insurance A.E. to AXA, as insurance company which is the worldwide leader in financial protection.
Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network. Under the agreement, Alpha Bank will distribute the products and AXA will originate and underwrite them.

Company's assets and liabilities as at 31.12.2006 are as follows:

Assets

Cash and balances with Central Banks	29
Due from banks	3,079
Due to customers	93,535
Securities held for trading	
- Available-for-sale	176,566
Investment property	2,185
Property, plant and equipment	5,781
Goodwill and other intangible assets	1,308
Deferred tax assets	4,290
Other assets	69,763
Total	**356,536**

Liabilities

Liabilities for current income tax and other taxes	11,579
Employee defined benefit obligations	17,916
Other liabilities	28,522
Provisions	294,353
Total	**352,370**

3. The procedure of finding prospective buyer of Rhodes Hilton Hotel a subsidiary of Ionian Hotel Enterprises A.E. is still in progress.
The company's assets and liabilities as at 31.12.2006 are as follows:

Assets

Cash and balances with Central Banks	8
Loans and advances to customers	1,432
Property, plant and equipment	30,148
Goodwill and other intangible assets	33
Deferred tax assets	3,001
Other assets	171
Total	**34,793**

Liabilities

Liabilities for current income tax and other taxes	6
Deferred tax liabilities	262
Employee defined benefit obligations	271
Other liabilities	686
Total	**1,225**

Liabilities

26. Due to Banks

	31.12.2006	31.12.2005
Current accounts	200,488	100,829
Saving accounts	1,251,219	1,194,780
Sale and repurchase agreements (Repos)	5,234,819	6,832,990
Total	6,686,526	8,128,599

27. Due to customers

	31.12.2006	31.12.2005
Current accounts	6,072,475	5,628,485
Saving accounts	9,710,996	9,731,063
Term deposits	7,236,510	5,387,767
Sale and repurchase agreements (Repos)	366,242	712,617
	23,386,223	21,459,932
Cheques payable	187,685	184,872
Total	23,573,908	21,644,804

28. Debt securities in issue and other borrowed funds

The Group to effectively fund its activities has significantly broadened its funding sources so as to ensure:

a) cheaper funding

b) long-term funding

c) strengthening of the capital adequacy ratio

As a result the Group has issued:

i. Senior debt securities

ii. Subordinated debt securities

These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities.

Their maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

Senior debt	31.12.2006	31.12.2005
Euro due 2006	-	2,519,937
Euro due 2007 with 1st call option in 2006	-	7,126
Euro due 2007	1,013,483	901,444
US $ 5 million due 2007	3,718	-
HKD 100 million due 2007	9,853	11,027
Euro due 2008	1,012,316	507,260
US $ 10 million due 2008 with 1st call option in 2006	-	8,052
US $ 10 million due 2008 with 1st call option in 2007	7,294	-
Euro due 2009	1,886,109	710,405
Euro due 2009 with 1st call option in 2007	107,972	-
CZK 1.500 million due 2009	54,423	51,511
US $ 11 million due 2009 with 1st call option in 2006	-	8,960
US $ 11 million due 2009 with 1st call option in 2007	8,121	-
US $ 5 million due 2009 with 1st call option in 2006	-	4,027
US $ 5 million due 2009 with 1st call option in 2007	3,693	-
HKD 50 million due 2009	4,913	5,497
Euro due 2010	1,174,227	924,947
Euro due 2010 with 1st call option in 2006	-	56,600
Euro due 2010 with 1st call option in 2007	2,539,026	2,502,060
US $ 7 million due 2010 with 1st call option in 2006	-	5,366
US $ 7 million due 2010 with 1st call option in 2007	4,611	-

	31.12.2006	31.12.2005
US $ 50 million due 2010 with 1st call option in 2007	38,118	42,521
Euro due 2011	458,117	15,439
CZK 700 million due 2011	25,364	-
Euro due 2011 with 1st call option in 2006	-	22,843
Euro due 2011 with 1st call option in 2007	21,802	-
Euro due 2011 with 1st call option in 2008	4,005,836	-
Euro due 2012	315,821	316,104
Euro due 2012 with 1st call option in 2006	-	9,353
Euro due 2012 with 1st call option in 2007	55,678	-
Euro due 2013	319,262	19,341
Euro due 2015	12,042	12,360
US $ 3 million due 2016	2,242	-
Euro due 2021	81,903	-
Total	13,165,944	8,662,180
Securities held by the Group	(406,104)	(485,309)
Senior debt total	12,759,840	8,176,871

The majority of senior debt securities bear a Euribor floating rate with a margin between -10 and +50 basis points which is determined with bond's start date and maturity date.

Subordinated debt		
Euro due 2012 with 1st call option in 2007	326,033	325,817
Euro due 2013 with 1st call option in 2008	352,098	351,570
Euro due 2014 with 1st call option in 2009	201,648	201,115
JPY 30 billion with 1st call option in 2015	181,229	203,706
Total	**1,061,008**	**1,082,208**
Securities held by the Group	(31,595)	(66,453)
Subordinated debt total	**1,029,413**	**1,015,755**
Grand Total	**13,789,253**	**9,192,626**

Subordinated debt securities, due in 2012, carry interest at three-month Euribor plus 90 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 220 basis points.

Subordinated debt securities, due in 2013, carry interest at three-month Euribor plus a margin between 65 and 90 basis points, until they are redeemed. If they are not redeemed the spread increases to 195 up to 220 basis points.

Subordinated debt securities, due in 2014, carry interest at three-month Euribor plus 60 basis points spread, until they are redeemed. If they are not redeemed the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first call option to redeem in 2015, carrying a fixed rate of 2.94%.

29. Liabilities for current income tax and other taxes

	31.12.2006	31.12.2005
Current income tax	108,729	104,647
Other taxes	20,348	23,555
Total	**129,077**	**128,202**

30. Employee defined benefit obligations

The amounts recognized in the financial statements for employee defined benefit obligations are presented in the table below:

	Balance sheet 31.12.2006	Income statement 1.1.-31.12.2006 (Note 7)	Balance sheet 31.12.2005	Income statement 1.1.-31.12.2005 (Note 7)
TAP	517,772	45,509	518,749	43,693
TAPILT	(4,461)	491	(4,952)	471
Alpha Insurance A.E.	-	-	15,773	-
Alpha Bank Cyprus	31,281	4,995	26,611	7,010
Subsidiaries in Greece (Law 2112/1920 compensation)	3,992	511	5,567	678
Total	**548,584**	**51,506**	**561,748**	**51,852**

Balance sheet and income statements amounts are as follows:

a. *Bank*

i. Supplementary pension fund (TAP) of former Alpha Credit Bank employees

The supplementary pension fund of the former Alpha Credit Bank (TAP) is responsible for the main pension and benefits of retired employees of former Alpha Credit Bank.

The Fund receives extra contributions from the Bank as its plan assets are not sufficient to meet employee benefits, which are determined by an actuarial study.

The Management of the Bank, on 21.11.2006, in accordance with Law 3371/2005, submitted application in order its employees to joint ETAT. The relevant actuarial valuations to determine the Bank's contribution to the IKA-ETEAM and ETAT funds are in progress. The Bank does not expect that the contribution will be materially different from the amount that is recognized in the financial statements.

Amounts included in balance sheet are as follows:

	31.12.2006	31.12.2005
Present value of defined benefit obligations	733,802	717,448
Fair value of plan assets	(165,051)	(149,392)
	568,751	**568,056**
Unrecognized actuarial losses	(50,979)	(49,307)
Liability in the balance sheet	**517,772**	**518,749**

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2006	31.12.2005
Current service cost	13,644	13,100
Interest cost	38,980	37,425
Expected return on plan assets	(7,115)	(6,832)
Total (included in staff costs)	**45,509**	**43,693**

The liability arises as follows:

Balance 1.1.2005	**522,352**
Accrued expense recognized	43,693
Contributions paid	(47,296)
Balance 31.12.2005	**518,749**
Balance 1.1.2006	**518,749**
Accrued expense recognized	45,509
Contributions paid	(46,486)
Balance 31.12.2006	**517,772**

The present value of accrued benefit arises as follows:

	2006	2005
Opening balance	**717,448**	**698,796**
Current service cost	13,644	13,100
Interest cost	38,980	37,425
Employees contribution	4,050	4,167
Benefits paid	(40,245)	(35,980)
Expenses	(75)	(60)
Closing balance	**733,802**	**717,448**

The fair value of plan assets arises as follows:

	2006	2005
Opening balance	**149,392**	**131.438**
Expected return	7,115	6,832
Bank contribution	46,486	47,296
Employees contribution	4,050	4,167
Benefits paid	(40,245)	(35,980)
Expenses	(75)	(60)
Actuarial losses	(1,672)	(4,301)
Closing balance	**165,051**	**149,392**

The Funds assets include placements with Alpha Bank of € 3.4 million, receivables from Alpha Bank of € 42.5 million, securities of Alpha Credit Group plc bonds of € 106.8 million and Alpha Bank shares of € 10.8 million.

The principal actuarial assumptions used are the following:

	31.12.2006	31.12.2005
Discount rate	5.5%	5.5%
Expected return on plan assets	5.5%	5.5%
Future salary increases	3.5%	3.5%
Future pension increases	2.5%	2.5%

ii. Ionian and Popular Bank Insurance Fund (TAPILT)

Ionian and Popular Bank Insurance Fund (TAPILT) is responsible for the benefits of retired employees from ex-Ionian Bank.

The Bank has guaranteed all benefits paid by the Fund until the last employee retires in accordance with the conditions set out in the Fund's charter.

Amounts included in the balances sheet are as follows:

	31.12.2006	31.12.2005
Present value of defined benefit obligations	63,458	59,743
Fair value of plan assets	(61,202)	(58,068)
	2,256	**1,675**
Unrecognized actuarial losses	(6,717)	(6,627)
Liability in balance sheet	**(4,461)**	**(4,952)**

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2006	31.12.2005
Current service cost	449	430
Interest cost	2,752	2,641
Expected return on plan assets	(2,766)	(2,654)
Actuarial losses recognized in this fiscal year	56	54
Total (included in staff costs)	491	471

The liability arises as follows:

Balance 1.1.2005	(5,423)
Accrued expense recognized	471
Contributions paid	-
Balance 31.12.2005	(4,952)
Balance 1.1.2006	(4,952)
Accrued expense recognized	491
Contributions paid	-
Balance 31.12.2006	(4,461)

The present value of accrued benefit arises as follows:

	2006	2005
Opening balance	59,743	56,618
Current service cost	449	430
Interest cost	2,752	2,641
Employees contribution	2,442	2,449
Benefits paid	(1,602)	(2,315)
Expenses	(326)	(80)
Closing balance	63,458	59,743

The fair value of plan assets arises as follows:

	2006	2005
Opening balance	58,068	55,641
Expected return	2,766	2,654
Employees contribution	2,442	2,449
Benefits paid	(1,602)	(2,315)
Expenses	(326)	(80)
Actuarial losses	(146)	(281)
Closing balance	61,202	58,068

Fund assets are as follows:

Type of Investment	TAPILT Assets
Fixed assets	761
Shares	4,795
Mutual funds	184
Deposits	55,462
Total	61,202

The fund assets include Alpha Bank shares of € 3.7 million and deposits to Alpha Bank of € 0.6 million.

The principal actuarial assumptions used are the following:

	31.12.2006	31.12.2005
Discount rate	5%	5%
Expected return on plan assets	5%	5%
Future salary increases	3.5%	3.5%

b. Group companies

i. Alpha Bank Cyprus

Personnel receive a lump sum benefit on retirement which is calculated based on the years of service and salary.

	31.12.2006	31.12.2005
Present value of defined benefit obligations	37,920	33,459
Unrecognized actuarial gains	(6,639)	(6,848)
Recognized liability	**31,281**	**26,611**

Amounts included in profit and loss are as follows:

	From 1 January to	
	31.12.2006	31.12.2005
Current service cost	3,192	2,917
Interest cost	1,649	1,435
Net actuarial losses recognized in fiscal year	154	170
Past service cost recognized in fiscal year	-	2,488
Total (included in staff costs)	**4,995**	**7,010**

The present value of accrued benefit arises as follows:

	2006	2005
Opening balance	**26,611**	**19.615**
Current service cost	3,192	2,917
Interest cost	1,649	1,435
Actuarial losses recognized in fiscal year	154	170
Past service cost recognized in fiscal year	-	2,488
Exchange differences	(237)	245
Benefits paid	(88)	(259)
Closing balance	**31,281**	**26,611**

The principal actuarial assumptions used are the following:

	31.12.2006	31.12.2005
Discount rate	5.0%	5.0%
Future salary increases	6.1%	6.1%

ii. Other companies in Greece

The employees of the Greek subsidiaries with indefinite employment contracts receive a lump sum payment on retirement, which is defined by Law 2112/1920. Amounts recognized in the balance sheet are analyzed as follows:

The liability arises as follows:

	31.12.2006	31.12.2005
Recognized liability	**3,992**	**5,567**

	From 1 January to	
	31.12.2006	31.12.2005
Expense included in staff costs	**511**	**678**

31. Other liabilities

	31.12.2006	31.12.2005
Dividends payable	6,357	3,790
Third parties withholdings	212,705	183,254
Insurance activities	1,371	20,773
Reinsurance activities	-	1,418
Brokerage services	24,421	76,972
Finance leases	187	117
Deferred income	33,193	52,899
Other accrued expenses	32,647	35,313
Liabilities from credit cards	207,517	210,984
Other	156,605	157,852
Total	**675,003**	**743,372**

32. Provisions

	31.12.2006	31.12.2005
Insurance reserves	38,885	306,832
Other provisions	26,378	11,039
Total	**65,263**	**317,871**

Provisions are analyzed as follows:

a. **Insurance provisions**

	31.12.2006	31.12.2005
Non-life insurance		
Unearned premiums	4,942	42,469
Outstanding claim reserves	5,882	58,443
Total	**10,824**	**100,912**
Life insurance		
Mathematical reserves	6,792	134,744
Outstanding claim reserves	1,128	7,736
Total	**7,920**	**142,480**
Reserves for investments held on behalf and at risk of life insurance policy holders	**20,141**	**63,440**
Grand total	**38,885**	**306,832**

b. **Other provisions**

Balance 1.1.2005	**2,476**
Jubanka A.D. Beograd acquisition	10,509
Exchange differences	(687)
Provision expense	5,108
Provisions used during the period	(6,367)
Balance 31.12.2005	**11,039**
Less impairment from discontinued operations	(48)
Provisions to cover credit risk relating to off balance sheet items	14,946
Decrease of provision for contingent liabilities	(288)
Provisions used during the period	(142)
Exchange differences	871
Balance 31.12.2006	**26,378**

The provision charge for the period is included in "Other expenses" in the consolidated income statement.

Equity

33. Share capital

	Number of shares	Paid-in capital
Opening balance (1 January 2005)	235,105,567	1,274,272
Acquisition of 61.24% of Delta Singular A.E.P.	7,564,106	23,449
Capitalization of reserve to round the nominal value of shares to € 5.35	-	562
Capitalization of reserve and change of nominal value of share to € 5	48,533,935	157,735
Balance 31 December 2005	**291,203,608**	**1,456,018**
Capitalization of retained earnings and issue of 4 bonus shares for every 10 old shares and decrease of shares nominal value from € 5 to € 3.90	116,481,444	133,954
Exercise of share option of year 2003	336,950	1,314
Balance 31 December 2006	**408,022,002**	**1,591,286**

As at 31 December 2006 the total number of ordinary shares is 408,022,002 (31.12.2005: 291,203,608) with a nominal value of € 3.90 each (31.12.2005: € 5.00 each).

Each share has a single voting right in Bank's Shareholders meetings.

Further details for Bank's share options granted to employees are presented in note 45.

The second recurring Shareholders General Meeting held on 6 June 2006 gave the authority to the Board of Directors in accordance with Law 2190/1920 article 13 paragraph 1 part b and c to approve a share capital increase up to the amount that it is paid at that date. The above authority applies for the next four years and before the ending period of the term of the Board of Directors.

34. Share premium

Opening balance (1 January 2005)	-
Merger with Delta Singular A.E.	125,685
Balance 31 December 2005	**125,685**
Valuation of exercised share options of year 2003	2,276
Balance 31 December 2006	**127,961**

35. Reserves

Reserves are analyzed as follows:

	31.12.2006	31.12.2005
Statutory reserve	394,499	349,024
Special reserve from share options valuation	5,989	3,108
Available-for-sale reserve	(83,641)	(30,776)
Amounts directly recognized in equity related to assets held for sale	(2,576)	-
Foreign exchange differences reserve from the translation of foreign operations	34,850	2,941
Total	**349,121**	**324,297**

36. Retained Earnings

Included in retained earnings are tax free reserves formed from gains arising on the sale of listed shares and other non taxable income which the companies of the Group have retained. These reserves will not be distributed in the near future therefore no deferred tax has been calculated in accordance with IAS 12.

The tax free reserves which were formed by 31 December 2005, have been subject to tax in 2006 in accordance with Law 3513/2006 (note 10.2) and these reserves may be distributed or capitalized without any further tax liability.

For the year ended 31 December 2006 the Board of Directors will propose a dividend of € 0.75 per share, compared to the restated of € 0.60 of 2005.

37. Treasury shares

The Bank based on the decisions of the Ordinary General Shareholder's meetings held in prior years acquired, to 31 December 2005, 8,398,426 treasury shares which represented 2.88% of the share capital.

In 2006, based on the decisions of the Ordinary General Shareholder's Meeting held on 18 April 2006, the Bank purchased 10,293,923 treasury shares with a total cost of € 209,730 thousand (€ 20.37 per share). The above treasury shares represent 2.52% of the outstanding share capital compared to the initial approval of Shareholder's meeting for the purchase of up to 3% of Bank's share capital. In addition 3,359,370 treasury shares were acquired by way of the bonus share distribution at the ratio of 4 new shares for 10 shares.

On 5 December 2006 through the process of an accelerated book building, the Bank completed the placement of 21,250,000 treasury shares representing 5.20% of its issued share capital. The above placement was performed from the treasury share reserve relating to the acquisitions in 2004, 2005 and part of 2006 (until 6.11.2006) with a price of € 22.75 per share. The net proceeds of the sale amounted to € 475,997.

The profit from the sale of the treasury shares amounted to € 92,604 which were recognized directly to retained earnings.

As at 31 December 2006 the treasury shares amount to 801,719 with a cost of € 14,465 (€ 18.04 per share).
In addition to the above, companies of the Group hold the Bank's shares.
The treasury shares are analyzed as follows:

Alpha Bank	**Number of shares**	**Cost**	**% Participation**
Balance 1.1.2006	8,398,426	188,128	
Bonus shares (4/10)	3,359,370	-	
Purchases 1.1-1.12.2006	10,293,923	209,730	
Sales December 2006	(21,250,000)	(383,393)	
Balance 31.12.2006	**801,719**	**14,465**	**0.20%**
Group companies			
Balance 1.1.2006	7,200	188	
Bonus shares (4/10)	2,880	-	
Balance 31.12.2006	**10,080**	**188**	
Total	**811,799**	**14,653**	**0.20%**

38. Hybrid Securities

Alpha Group Jersey a wholly owned subsidiary of the Bank has issued the following hybrid securities:

- On 5 December 2002 an amount of € 200 million preferred securities with interest step up clause, which represent Lower Tier 1 capital for the Group.
  These are perpetual securities and may be redeemed by the issuer after the expiration of 10 years. The issuer has the discretion not to pay a dividend on the conditions that the Bank does not pay any dividend to common Shareholders. They carry interest at 3-month Euribor plus a margin of 2.65%. If redemption option is not exercised by the issuer the margin is increased by 1.325% reaching 3.975% in total. The preferred securities are listed on the Luxembourg Stock Exchange.

- On 5 December 2003 an amount of € 100 million preferred securities were issued with the same characteristics as those issued on 5 December 2002.

- On 18 February 2005 amount of € 600 million preferred securities without an interest step up clause, which also represent Lower Tier 1 capital for the Group since they fulfill the requirements of securities with interest step up clause as described above. The expenses of the issue amounted to €12 million. Non-cumulative dividend of preferred securities carry fixed interest at 6% for the first 5 years and thereafter interest is determined based on the formula 4x(CMS10-CMS2) with a ceiling and floor rate of 10% and 3.25% respectively. CMS10 and CMS2 represent the Euribor of interest rate swaps of 10 and 2 years, respectively.

Hybrid securities	**31.12.2006**	**31.12.2005**
Euro perpetual with 1st call option in 2012	300,000	300,000
Euro perpetual with 1st call option in 2015	588,000	588,000
Total	**888,000**	**888,000**
Securities held from Group companies	(58,346)	(43,054)
Total	**829,654**	**844,946**

Additional Information

39. Contingent liabilities and commitments

a) *Legal issues*

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) *Tax issues*

On December 2006 the Bank's books and records were audited by the tax authorities for the fiscal years from 2003 up to and including 2005. As a result of the audit additional taxes and penalties of € 10,563 were assessed.

During 2006 a tax audit of Alpha Astika Akinita A.E. for the years from 2000 up to and including 2005, Alpha Insurance A.E. for the years from 2002 up to and including 2005, and Ionian Hotel Enterprises A.E. for the years 2003 up to and including 2005 was concluded and the additional taxes assessed amounted to € 2.6 million.

The other entities of the Group have been audited by the tax authorities up to the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited tax years.

c) *Operating leases*

The Group's minimum future lease payments are as follows:

	31.12.2006	31.12.2005
- Less than one year	32,792	25,396
- Between one and five years	91,419	73,101
- More than five years	72,612	46,567
Total	196,823	145,064

The minimum future lease revenues are as follows:

- Less than one year	8,377	4,149
- Between one and five years	32,720	15,613
- More than five years	16,077	12,864
Total	57,174	32,626

d) *Off balance sheet liabilities*

Letters of credit	260,170	234,470
Letters of guarantee	4,580,796	3,749,766
Approved loan agreements and credit limits	14,408,504	12,232,183
Total	19,249,470	16,216,419

e) *Assets pledged*

	31.12.2006	31.12.2005
Securities linked to reverse repos	-	420,000
Investment securities	585,000	165,000
Total	585,000	585,000

From the investment securities portfolio €80,000 is pledged as collateral for capital withdrawal and € 5,000 is pledged as collateral to clearing house of derivative transactions 'ETESEP' A.E. as a margin account insurance. The remaining securities portfolio is pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an on going time (TARGET).

40. Group consolidated companies

The consolidated financial statements apart from the parent company Alpha Bank include the following entities:

Name	Country of Incorporation	Group's ownership interest % 31.12.2006	31.12.2005
a. *Subsidiaries*			
Banks			
1.Alpha Bank London Ltd	United Kingdom	100.00	100.00
2.Alpha Bank Ltd	Cyprus	100.00	100.00
3.Alpha Bank Romania S.A.	Romania	99.91	99.91
4.Alpha Bank AD Skopje	FYROM	100.00	100.00
5.Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6.Alpha Bank Srbija A.D. (ex Jubanka A.D. Beograd) *****	Serbia	99.99	99.99
Leasing companies			
1.Alpha Leasing A.E.	Greece	99.67	99.61
2.Alpha Leasing Romania S.A.	Romania	99.93	99.92
3.ABC Factors A.E.	Greece	100.00	100.00
4.Alpha Asset Finance Ltd *	Cyprus	-	100.00
5.Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1.Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2.Alpha Finance US Corporation	U.S.A.	100.00	100.00
3.Alpha Finance Romania S.A.	Romania	99.98	99.98
4.Alpha Advisory Romania S.R.L.	Greece	99.98	99.98
5.Alpha Ventures A.E.	Greece	100.00	100.00
6.Alpha Equity Fund **	Greece	-	100.00
7.AEF European Capital Investments B.V.	Holland	100.00	100.00
8.Alpha Group Investments Ltd	Cyprus	100.00	-
Asset Management			
1.Alpha Asset Management AEDAK (ex Alpha Mutual Fund Management A.E.)	Greece	100.00	100.00
2.Alpha Asset Management A.E.P.E.Y.***	Greece	-	100.00
3.Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00	100.00
4.ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1.Alpha Insurance A.E.	Greece	99.57	99.56
2.Alpha Insurance Romania S.A.****	Romania	-	99.92
3.Alpha Insurance Agents A.E.	Greece	100.00	100.00
4.Alpha Insurance LTD Cyprus	Cyprus	100.00	99.92
5.Alpha Insurance Brokers S.R.L.	Romania	99.91	-

Name	Country of Incorporation	Group's ownership interest % 31.12.2006	31.12.2005
Other companies			
1.Alpha Astika Akinita A.E.	Greece	67.30	61.21
2.Alpha Group Jersey Ltd	Jersey	100.00	100.00
3.Ionian Hotel Enterprises A.E.	Greece	93.25	90.28
4.Ionian Holdings A.E.	Greece	100.00	100.00
5.Oceanos A.T.O.E.E.	Greece	100.00	100.00
6.Alpha Credit Group Plc	United Kingdom	100.00	100.00
7.Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
8.Alpha Trustees Ltd	Cyprus	100.00	100.00
9.Messana Holdings S.A.	Luxemburg	100.00	100.00
10.Flagbright Ltd	United Kingdom	100.00	100.00
11.Tourist Resort A.E.	Greece	93.25	100.00
12.Evremathea A.E.	Greece	100.00	100.00
13.Alpha Real Estate D.O.O. Beograd*****	Serbia	67.30	-
14.Kafe Alpha A.E.******	Greece	100.00	-
15.Alpha Astika Akinita D.O.O.E.L Skopje******	FYROM	67.30	-
b. Joint Ventures			
1.Cardlink A.E.	Greece	50.00	50.00
2.APE Fixed Assets A.E.	Greece	60.10	60.10
3.APE Commercial Property A.E.	Greece	60.10	60.10

* Merger of Alpha Asset Finance Ltd. from Alpha Bank Ltd (note 46, paragraph n).

** Alpha Equity Fund A.E. has been merged through absorption by subsidiary Alpha Ventures A.E. (note 46, paragraph d).

*** Alpha Asset Management A.E.P.E.Y. has been merged through absorption by subsidiary Alpha Mutual Fund Management A.E. and the new company was re-named to Alpha Asset Management A.E.D.A.K. (note 46, paragraph h).

**** The company Alpha Insurance Romania S.A. was sold during the first quarter of 2006 (note 46, paragraph b).

***** The subsidiary Jubanka AD Beograd was re-named on 9 October 2006 to Alpha Bank Srbija A.D. (note 46, paragraph e).

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportional method.

The Group hedges the net investment risk in its subsidiaries Alpha Bank London Ltd. and Alpha Bank Ltd. through the use of the FX swaps and interbank loans in the functional currency of the above subsidiaries.

41. Segment reporting

a. *Analysis by sector*

(amounts in million Euro)

31.12.2006	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other	Group	Discontinued operation	Group (continuing operation)
Interest income	897.1	278.7	22.6	49.9	172.0	2.8	1,423.1	5.5	1,417.6
Commission	143.9	84.5	88.4	40.1	53.3	(7.7)	402.5	2.4	400.1
Other income	11.7	3.1	35.0	(13.6)	23.1	96.0	155.3	30.9	124.4
Total income	**1,052.7**	**366.3**	**146.0**	**76.4**	**248.4**	**91.1**	**1,980.9**	**38.8**	**1,942.1**
Total expenses	**(508.7)**	**(100.6)**	**(84.5)**	**(32.8)**	**(153.6)**	**(34.5)**	**(914.7)**	**(27.3)**	**(887.4)**
Impairment	(166.1)	(63.1)	(1.2)	-	(24.8)	-	(255.2)	(1.2)	(254.0)
Profit before tax	**377.9**	**202.6**	**60.3**	**43.6**	**70.0**	**56.6**	**811.0**	**10,3**	**800.7**
Assets	15,054.9	14,642.1	2,637.5	12,866.6	4,092.3	506.2	49,799.6	356,5	49,443.1
Liabilities	24,410.8	2,248.3	1,532.7	13,092.6	3,634.4	1,267.2	46,186.0	352,4	45,833.6
Capital expenditures (Note 20,21,22,25)	63.0	11.3	5.1	2.7	35.0	1.5	118.6	-	118.6
Depreciation and amortisation	29.5	6.5	3.8	0.9	15.4	8.4	64.5	1.7	62.8

31.12.2005	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other	Group	Discontinued operation	Group (continuing operation)
Interest income	753.3	266.1	21.7	45.6	137.5	0.7	1,224.9	6.5	1,218.4
Commission	119.2	87.3	76.9	33.8	43.6	(6.5)	354.3	2.0	352.3
Other income	10.5	2.8	37.1	(2.5)	33.0	62.4	143.3	26.5	116.8
Total income	**883.0**	**356.2**	**135.7**	**76.9**	**214.1**	**56.6**	**1,722.5**	**35,0**	**1,687.5**
Total expenses	**(451.8)**	**(94.1)**	**(76.3)**	**(33.0)**	**(134.8)**	**(33.5)**	**(823.5)**	**(25.0)**	**(798.5)**
Impairment	(139.1)	(97.7)	1.5	(0.3)	(21.1)	(0.1)	(256.8)	(2.0)	(254.8)
Profit before tax	**292.1**	**164.4**	**60.9**	**43.6**	**58.2**	**23.0**	**642.2**	**8.0**	**634.2**
Assets	14,026.5	12,461.8	731.3	12,913.9	3,497.6	375.9	44,007.0	-	44,007.0
Liabilities	21,833.9	1,846.3	947.6	12,013.1	2,996.8	1,246.7	40,884.4	-	40,884.4
Capital expenditures (Note 20,21,22,25)	36.6	7.0	5.0	1.6	80.3	1.3	131.8	-	131.8
Depreciation and amortisation	28.8	6.0	4.5	0.9	14.1	8.2	62.5	2.9	59.6

i. Retail banking
Includes all individuals (retail banking customers) of the Group, professionals, small companies.

The Group offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Group offers working capital facilities, corporate loans, and letters of guarantees.

This sector also includes the leasing products which are offered through Alpha Leasing and factoring services to third parties through ABC Factors.

iii. Asset management / Insurance
Consists of a wide range of asset management services through Group's private banking and Alpha Asset Management A.E.D.A.K.
In addition it is offered a wide range of insurance products to individuals and companies through Alpha Insurance A.E.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or through specialized subsidiaries (Alpha Finance, Alpha Venture capital). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other
This segment consist of the non-financial subsidiaries and other foreign subsidiaries excluding those in South Eastern Europe and Bank's administration section.

b. Analysis by geographical sector

(amounts in million Euro)

	31.12.2006				
	Greece	Other countries	Group	Discontinued operation	Group (continuing operation)
Interest income	1,221.1	202.0	1,423.1	5.5	1,417.6
Commission	345.7	56.8	402.5	2.4	400.1
Other income	131.5	23.8	155.3	30.9	124.4
Total Income	**1,698.3**	**282.6**	**1,980.9**	**38.8**	**1,942.1**
Total Expenses	**(748.3)**	**(166.4)**	**(914.7)**	**(27.3)**	**(887.4)**
Impairment	(230.4)	(24.8)	(255.2)	(1.2)	(254.0)
Profit before tax	**719.6**	**91.4**	**811.0**	**10.3**	**800.7**
Assets	39,860.3	9,939.3	49,799.6	356.5	49,443.1
			31.12.2005		
Interest income	1,086.3	138.6	1,224.9	6.5	1,218.4
Commission	304.5	49.8	354.3	2.0	352.3
Other income	110.3	33.0	143.3	26.5	116.8
Total Income	**1,501.1**	**221.4**	**1,722.5**	**35.0**	**1,687.5**
Total Expenses	**(686.6)**	**(136.9)**	**(823.5)**	**(25.0)**	**(798.5)**
Impairment	(235.7)	(21.1)	(256.8)	(2.0)	(254.8)
Profit before tax	**578.8**	**63.4**	**642.2**	**8.0**	634.2
Assets	37,368.0	6,639.0	44,007.0	-	43,915.0

42. Financial risk management

42.1 Market risk

Market risk is the risk of losses arising from unfavourable developments in interest rates, exchange rates, equity prices and commodities. Losses may also occur from trading portfolio and the management of assets and liabilities.

The market risk is measured by the Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

For 2006 it applied a 99% confidence level and a two year observation period.

During 2006 the average Value at Risk for the Bank's trading portfolio for a ten day holding period was € 6,2 million. The maximum and minimum values were € 16 million (17.05.2006) and € 1,3 million (21.6.2006) respectively.

For 31 December 2005 the respective amounts were as follows:

- Average Value at Risk for 10 days, € 18.2 million.
- Maximum and minimum values € 51.7 million (18.11.2005) and € 3 million (23.06.2005) respectively.
- Value at Risk for 10 days in total for the Bank including investments € 13.1 million.

Positions held by the Group are minimal.

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Assets and Liabilities Management Committee (ALCO), exposure limits and maximum loss (stop loss) for various products of the trading portfolio have been set. In particular the following limits have been set for the following risks:

- Foreign currency risk for spot and forward positions.
- Interest rate risk for positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk for position in shares, index futures and options.
- Credit risk for interbank transactions, corporate bonds and Government bonds of emerging markets.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

Analysis of Assets and Liabilities

Market risk may also arise, apart from the trading portfolio, from the analysis of assets and liabilities loan portfolio and deposits.

The method applied for calculating interest rate and foreign exchange risk is the same for the Bank and companies of the Group.

The Group takes on exposures to effects of fluctuations in foreign currency exchange rates. Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on balance sheet position and derivatives forward position.

Foreign Exchange Position as at 31.12.2006 (In thousands of Euro)

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	103,649	2,028	602	27	490,503	2,078,893	2,675,702
Due from banks	966,224	7,935	14,370	5,314	77,569	3,565,300	4,636,712
Securities held for trading	129,992	-	-	-	7,485	168,514	305,991
Derivative financial assets	-	-	-	-	-	245,676	245,676
Loans and advances to customers	1,352,258	533,227	605,594	37,106	1,419,227	28,275,622	32,223,034
Investment Securities							
-Available-for-sale	433,982	7,012	-	-	296,447	6,815,161	7,552,602
Investments in associates	-	-	-	-	-	4,091	4,091
Investment property	-	-	-	-	5,833	25,685	31,518
Property, plant and equipment	24	4,176	-	-	110,936	820,860	935,996
Goodwill and other intangible assets	-	45	-	-	74,273	42,820	117,138
Deferred tax assets	-	85	-	-	3,821	273,067	276,973
Other assets	157	3,696	54	2	44,963	260,968	309,840
Non-current assets held for sale	-	-	-	-	545	483,842	484,387
Total Assets	**2,986,286**	**558,204**	**620,620**	**42,449**	**2,531,602**	**43,060,499**	**49,799,660**
LIABILITIES							
Due to banks and customers	2,820,501	496,115	30,094	431,003	2,139,098	24,343,623	30,260,434
Derivative financial liabilities	-	-	-	-	-	224,576	224,576
Debt securities in issue and other borrowed funds	63,344	-	-	192,994	94,733	13,438,182	13,789,253
Liabilities for current income tax and other taxes	-	1,623	-	-	3,206	124,248	129,077
Deferred tax liabilities	-	-	-	-	3,225	136,983	140,208
Employee defined benefit obligations	-	-	-	-	31,281	517,303	548,584
Other liabilities	841	2,677	206	431	28,950	641,898	675,003
Provisions	-	-	-	-	47,309	17,954	65,263
Liabilities related to assets held-for-sale	-	-	-	-	-	353,595	353,595
Total Liabilities	**2,884,686**	**500,415**	**30,300**	**624,428**	**2,347,802**	**39,798,362**	**46,185,993**
Net on-balance sheet position	101,600	57,789	590,320	(581,979)	183,800	3,262,137	3,613,667
Derivatives forward foreign exchange position	(114,125)	(25,708)	(593,254)	577,724	230,442	(89,772)	(14,693)
Total foreign exchange position	**(12,525)**	**32,081**	**(2,934)**	**(4,255)**	**414,242**	**3,172,365**	**3,598,974**
Credit commitments	32,219	57,834	-	-	280,348	14,038,103	14,408,504

Foreign Exchange Position as at 31.12.2005 (Thousands of Euro)

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
Total Assets	2,596,904	356,953	403,110	67,342	2,189,888	38,392,849	44,007,046
Total Liabilities	(2,627,272)	(425,394)	(17,672)	(572,895)	(1,817,575)	(35,423,554)	(40,884,362)
Net on-balance sheet position	(30,368)	(68,441)	385,438	(505,553)	372,313	2,969,295	3,122,684
Derivatives forward foreign exchange position	(357)	164,163	(380,900)	519,579	184,679	(483,534)	3,630
Total foreign exchange position	**(30,725)**	**95,722**	**4,538**	**14,026**	**556,992**	**2,485,761**	**3,126,314**
Credit commitments	25,681	52,240	-	-	183,994	11,970,268	12,232,183

Furthermore, the assets and liabilities, are analyzed with respect to interest rate risk (gap analysis). The assets and liabilities are categorized into time periods, repricing by either contractual in the case of variable interest rate instruments, or by maturity date for fixed rate instruments.

Interest Rate Risk (Gap Analysis) as at 31.12.2006

(Thousands of Euro)

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	2,185.352	-	-	-	386	-	489,964	2,675,702
Due from banks	3,592.485	149,947	218,710	262,225	403,406	6,883	3,056	4,636,712
Securities held for trading	109,049	27,232	21,616	26,834	73,041	42,061	6,158	305,991
Derivative financial assets	245,676	-	-	-	-	-	-	245,676
Loans and advances to customers	20,471,077	4,031,162	2,798,777	1,013,802	3,155,190	668,161	84,865	32,223,034
Investment Securities								
- Available-for-sale	62,212	82,644	797,561	392,442	5,602,800	509,804	105,139	7,552,602
Investments in subsidiaries and associates	1	-	-	-	-	-	4,090	4,091
Investment property	-	-	-	-	-	-	31,518	31,518
Property, plant and equipment	-	-	-	-	-	-	935,996	935,996
Goodwill and other intangible assets	-	-	-	-	-	-	117,138	117,138
Deferred tax assets	-	-	-	-	-	-	276,973	276,973
Other assets	-	-	-	-	-	-	309,840	309,840
Non-current assets held-for-sale	-	-	-	-	-	-	484,387	484,387
Total Assets	26,665,852	4,290,985	3,836,664	1,695,303	9,234,823	1,226,909	2,849,124	49,799,660
LIABILITIES AND EQUITY								
LIABILITIES								
Due to banks	5,955,296	451,508	99,265	93,119	85,047	7	2,284	6,686,526
Derivative financial liabilities	224,576	-	-	-	-	-	-	224,576
Due to customers	20,459,351	1,109,864	636,743	523,488	32,634	4,656	807,172	23,573,908
Debt securities in issue and other borrowed funds	7,762,831	5,877,446	131,897	17,079	-	-	-	13,789,253
Liabilities for current income tax and other taxes	-	-	-	-	-	-	129,077	129,077
Deferred tax liabilities	-	-	-	-	-	-	140,208	140,208
Employee defined benefit obligations	-	-	-	-	-	-	548,584	548,584
Other liabilities	-	-	-	-	-	-	675,003	675,003
Provisions	-	-	-	-	-	-	65,263	65,263
Liabilities related to assets held-for-sale	-	700	4,108	1,352	-	-	347,435	353,595
Total Liabilities	34,402,054	7,439,518	872,013	635,038	117,681	4,663	2,715,026	46,185,993

Interest Rate Risk (Gap Analysis) as at 31.12.2006

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
EQUITY								
Share capital	-	-	-	-	-	-	1,591,286	1,591,286
Share premium	-	-	-	-	-	-	127,961	127,961
Reserves	-	-	-	-	-	-	351,697	351,697
Retained earnings	-	-	-	-	-	-	686,018	686,018
Treasury shares	-	-	-	-	-	-	(14,653)	(14,653)
Amounts recognized directly in equity related to assets held for sale	-	-	-	-	-	-	(2,576)	(2,576)
Minority interest	-	-	-	-	-	-	44,280	44,280
Hybrid securities	-	829,654	-	-	-	-	-	829,654
Total Equity	-	829,654	-	-	-	-	2,784,013	3,613,667
Total Liabilities and Equity	34,402,054	8,269,172	872,013	635,038	117,681	4,663	5,499,039	49,799,660
GAP	(7,736,202)	(3,978,187)	2,964,651	1,060,265	9,117,142	1,222,246	(2,649,915)	
CUMMULATIVE GAP	(7,736,202)	(11,714,389)	(8,749,738)	(7,689,473)	1,427,669	2,649,915		

Interest Rate Risk (Gap Analysis) as at 31.12.2005

(In thousands of Euro)

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,898,821	-	-	-	-	-	303,561	2,202,382
Due from banks	4,644,484	105,419	25,326	-	-	-	-	4,775,229
Securities held for trading	52,094	1,906	8,461	22,393	36,574	1,210	-	122,638
Derivative financial assets	138,997	-	-	-	-	-	-	138,997
Loans and advances to customers	18,010,955	2,856,059	2,247,377	1,877,724	1,840,915	261,063	262,450	27,356,543
Investment Securities								
- Available for sale	708	187,363	1,549,692	594,560	5,105,533	216,449	90,757	7,745,062
Investments in associates	-	-	-	-	-	-	11,389	11,389
Investment property	-	-	-	-	-	-	29,550	29,550
Property, plant and equipment	-	-	-	-	-	-	937,973	937,973
Goodwill and other intangible assets	-	-	-	-	-	-	107,436	107,436
Deferred tax assets	-	-	-	-	-	-	202,519	202,519
Other assets		-	-	-	-	-	285,258	285,258
Non-current assets held-for-sale	-	-	-	-	-	-	92,070	92,070
Total Assets	**24,746,059**	**3,150,747**	**3,830,856**	**2,494,677**	**6,983,022**	**478,722**	**2,322,963**	**44,007,046**
LIABILITIES								
Due to banks	6,796,300	1,306,308	25,991	-	-	-	-	8,128,599
Derivative financial liabilities	140,236	-	-	-	-	-	-	140,236
Due to customers	20,655,313	613,867	163,442	196,561	15,621	-	-	21,644,804
Debt securities in issue and other borrowed funds	5,491,614	3,583,928	100,466	16,618	-	-	-	9,192,626
Liabilities for current income tax and other taxes	-	-	-	-	-	-	128.202	128,202
Deferred tax liabilities	-	-	-	-	-	-	23.857	23,857
Employee defined benefit obligations	-	-	-	-	-	-	561.748	561,748
Other liabilities		-				-	743.372	743,372
Provisions	-	-	-	-	-	-	317.871	317,871
Liabilities related to assets held-for-sale	-	-	-	-	-	-	3.047	3,047
Total liabilities	**33,083,463**	**5,504,103**	**289,899**	**213,179**	**15,621**	**-**	**1.778.097**	**40,884,362**

Interest Rate Risk (Gap Analysis) as at 31.12.2005

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
Equity								
Equity attributable to equity holders of the Bank								
Share capital	-	-	-	-	-	-	1,456,018	1,456,018
Share premium	-	-	-	-	-	-	125,685	125,685
Reserves	-	-	-	-	-	-	324,297	324,297
Retained earnings	-	-	-	-	-	-	506,985	506,985
Treasury shares	-	-	-	-	-	-	(188,316)	(188,316)
Minority interest	-	-	-	-	-	-	53,069	53,069
Hybrid securities	-	844,946	-	-	-	-	-	844,946
Total equity	-	844,946	-	-	-	-	2,277,738	3,122,684
Total Liabilities and equity	**33,083,463**	**6,349,049**	**289,899**	**213,179**	**15,621**	**-**	**4,055,835**	**44,007,046**
GAP	**(8,337,404)**	**(3,198,302)**	**3,540,957**	**2,281,498**	**6,967,401**	**478,722**	**(1,732,872)**	
CUMMULATIVE GAP	**(8,337,404)**	**(11,535,706)**	**(7,994,749)**	**(5,713,251)**	**1,254,150**	**1,732,872**	**-**	

GAP Analysis allows an immediate calculation of changes in net interest income and the value of assets and liabilities upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's and Group's base interest rates.

42.2 Credit risk

Credit risk is the risk that a counterparty (borrower) will be unable to repay amounts borrowed in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date.

Moreover, significant changes in the economy, or state of a particular industry could result in risks that are different from those provided for at the balance sheet date. To manage these risks management has established limits in relation to individual borrowers or groups of borrowers.

The limits established are constantly monitored and are subject to a regular review by the responsible (based on the amount of the limit) approval body. Limits relating to specific credit products, industries and countries are examined and approved by the ALCO and Executive Committee.

The exposure to credit risk is managed by an analysis of the ability of the borrowers to their obligations using internal credit rating systems and methodologies.

In the instances of borrowers who have obtained facilities from other Group companies, the total exposure on a Group basis is taken into account in determining the credit risk. In addition Group companies use procedures and credit rating systems adopted to their products.

As a result the credit limits are adjusted if considered necessary. In addition the above analysis takes into account the interest rate spread and collaterals held.

42.3 Liquidity risk

Liquidity risk relates to the Group's ability to maintain sufficient funds to cover its obligations. To that end, a liquidity GAP analysis is performed.

A substantial portion of the Group's assets is funded with customer deposits and bonds issued by the Group. This type of funding can be divided into two categories:

a) Customer deposits for working capital purposes

Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand number of accounts and type of depositors helps to ensure against unexpected fluctuations. So, such deposits constitute mostly a stable deposit base.

b) Customer deposits and bonds issued for investment purposes

Customer deposits and bonds issued for investment purposes concern customer term deposits, customer repurchase agreements (repos) and sale of bonds issued by the Group. Cash flows arising from all assets and liabilities are estimated and classified into relevant time periods, depending on when they occur with the exception of assets held for trading and available for sale securities. In particular for those portfolios which can easily liquidated are allocated in the first period using relevant liquidation ratios (haircuts).

Liquidity risk (liquidity gap analysis) as at 31.12.2006 (Thousands of Euro)

	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	2,675,702	-	-	-	-	2,675,702
Due from Banks	3,578,766	109,809	212,501	272,127	463,509	4,636,712
Securities held for trading						
- Bonds held for trading	290,691	-	-	-	15,300	305,991
Derivative financial assets	245,676	-	-	-	-	245,676
Loans and advances to customers	1,001,730	2,534,946	3,208,807	4,958,311	20,519,240	32,223,034
Investment securities						
- Bonds classified in available for sale	7,079,518	-	-	-	372,606	7,452,124
- Shares classified in available for sale	90,430	-	-	-	10,048	100,478
Investments in associates	-	-	-	-	4,091	4,091
Investment property	-	-	-	-	31,518	31,518
Property, plant and equipment	-	-	-	-	935,996	935,996
Goodwill and other intangible assets	-	-	-	-	117,138	117,138
Deferred tax assets	-	-	-	-	276,973	276,973
Other assets	4,623	36	19,496	213,160	72,525	309,840
Non-current assets held-for-sale	-	-	-	-	484,387	484,387
Total Assets	14,967,136	2,644,791	3,440,804	5,443,598	23,303,331	49,799,660
LIABILITIES						
Due to banks	6,206,295	83,491	11,101	9,980	375,659	6,686,526
Derivative financial liabilities	224,576	-	-	-	-	224,576
Due to customers	5,170,344	1,500,397	1,143,948	1,527,537	14,231,682	23,573,908
Debt securities in issue and other borrowed funds	18,977	485,873	403,537	120,345	12,760,521	13,789,253
Liabilities for current tax and other taxes	17,054	-	112,023	-	-	129,077
Deferred tax liabilities	-	-	-	-	140,208	140,208
Employee defined benefit obligations	-	-	-	-	548,584	548,584
Other liabilities	447,357	39,114	48,721	73,807	66,004	675,003
Provisions	-	-	-	-	65,263	65,263
Liabilities related to assets held-for-sale	353,595	-	-	-	-	353,595
Total Liabilities	12,438,198	2,108,875	1,719,330	1,731,669	28,187,921	46,185,993
EQUITY						
Total Equity	-	-	-	-	3,613,667	3,613,667
Total Liabilities and Equity	12,438,198	2,108,875	1,719,330	1,731,669	31,801,588	49,799,660
Liquidity gap	2,528,938	535,916	1,721,474	3,711,929	(8,498,257)	

Liquidity risk (liquidity gap analysis) as at 31.12.2005

(Thousands of Euro)

	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	2,202,382	-	-	-	-	2,202,382
Due from Banks	4,030,210	49,877	94,885	293,394	306,863	4,775,229
Securities held for trading	116,506	-	-	-	6,132	122,638
Derivative financial assets	138,997	-	-	-	-	138,997
Loans and advances to customers	1,021,972	2,076,790	2,523,522	3,591,084	18,143,175	27,356,543
Investment Securities	7,352,375	-	-	-	392,687	7,745,062
Investments in associates	-	-	-	-	11,389	11,389
Investment property	-	-	-	-	29,550	29,550
Property, plant and equipment	-	-	-	-	937,973	937,973
Goodwill and other intangible assets	-	-	-	-	107,436	107,436
Deferred tax assets	-	-	-	-	202,519	202,519
Non-current assets held-for-sale	-	-	-	-	92,070	92,070
Other assets	16,955	-	107,945	-	160,358	285,258
Total Assets	14,879,397	2,126,667	2,726,352	3,884,478	20,390,152	44,007,046
LIABILITIES						
Due to banks	6,842,072	1,208,593	26,925	-	51,009	8,128,599
Derivative financial liabilities	140,236	-	-	-	-	140,236
Due to customers	4,540,743	1,356,089	780,238	1,367,743	13,599,991	21,644,804
Debt securities in issue and other borrowed funds	10,288	511,075	1,005,758	1,010,112	6,655,393	9,192,626
Liabilities for current income tax and other taxes	128,202	-	-	-	-	128,202
Deferred tax liabilities	-	-	-	-	23,857	23,857
Employee defined benefit obligations	3,641	7,282	10,923	21,846	518,056	561,748
Other liabilities	546,151	103,630	23,650	-	69,941	743,372
Provisions	-	-	-	-	317,871	317,871
Liabilities related to assets held-for-sale	3,047	-	-	-	-	3,047
Total Liabilities	12,214,380	3,186,669	1,847,494	2,399,701	21,236,118	40,884,362
EQUITY						
Total Equity	-	-	-	-	3,122,684	3,122,684
Total Liabilities and Equity	12,214,380	3,186,669	1,847,494	2,399,701	24,358,802	44,007,046
Liquidity gap	2,665,017	(1,060,002)	878,858	1,484,777	(3,968,650)	

43. Capital adequacy

The ratios measure capital adequacy by comparing the Group's regulatory own funds with the risks that it undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debts which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the Shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

(In million of Euro)

	31.12.2006	31.12.2005
Risk-weighted assets from credit risk	32,784	27,447
Risk-weighted assets from market risk	782	792
Total risk-weighted assets	33,566	28,239
Upper Tier I capital	2,582	2,211
Tier I capital	3,412	2,947
Total Tier I + Tier II capital	4,315	3,820
Upper Tier I ratio	7.7%	7.8%
Tier I ratio	10.2%	10.4%
Capital adequacy ratio (Tier I + Tier II)	**12.9%**	**13.5%**

44. Related-party transactions

a) The outstanding balances with members of the Board of Directors and their close family members are as follows:

	31.12.2006	31.12.2005
Loans	3,100	5,628
Deposits	31,067	14,854
Letters of guarantee	165	145
Debts securities in issue	15,688	-
Interest income	82	-
Interest expense	1,247	-

b) The outstanding balances with associates and the related results of these transactions are as follows:

	31.12.2006	31.12.2005
Assets		
Loans and advances to customers	611	1,390
Total	611	1,390
Liabilities		
Amounts due to customers	5	639
Total	5	639
Letters of guarantee	-	1,353
Total	-	1,353
Income		
Interest and similar income	89	84
General administrative income	-	17
Other income	578	-
Total	667	101

	31.12.2006	31.12.2005
Expenses		
Interest and similar charges	-	5
General administrative expenses	781	688
Total	781	693

c) The Group companies Board of Directors fees for the fiscal year 2006 amount to € 11,298 (31.12.2005: € 8,310). The increase is due to modifications made in the Bank's Management as at 22 February 2005 and the placement of two new Executive General Managers as at 16 May 2006.

45. Share options granted to employees

a) On 11 April 2000 the Shareholders' in General Meeting approved a share option plan to be granted to the executive managers of the Bank and Group, which would be granted based on their performance. The total number of shares to be issued under the share option plan was set at 0.5% of the total shares in issue and the exercise price was set at the nominal value. If subsequent to the grant date, there is a change in either the nominal value of the shares or the number of shares in issue, the number of issued options is adjusted so that their fair value is not altered.
The exercise of the share options is three years after the grant date, and the Bank is not obliged to settle the options in cash.

b) On 24 May 2005 the Shareholders' in General Meeting approved a new share options plan to be granted to the executive managers of the Bank and the Group. The duration of this plan is 5 years maturing in December 2009. The total number of shares to be issued under the share plan was set up to 1% of the total shares in issue and the exercise price will range from the nominal value up to 80% of the market price of the share.
The movement of the outstanding share options and their weighted average exercise price, after the adjustment following:

i. the share capital increases approved by Ordinary Shareholders' General Meetings of 30 March 2004, 19 April 2005 and 18 April 2006.

ii. The share option exercise as at 1 December 2006 are as follows:

	2006		2005	
	Average exercise price per share	Share options remaining	Average exercise price per share	Share options remaining
1 January	5.00	523,222	5.00	557,431
Granted	3.90	521,027	-	-
Cancelled	3.90	(21,979)	5.00	(18,857)
Exercised	3.90	(336,950)	-	-
Adjusted	3.90	218,504	5.00	(15,352)
31 December	**3.90**	**903,824**	**5.00**	**523,222**

The number of the outstanding share options on 31 December 2006 resulted in 903,824 (31 December 2005: 523,222) with the remaining average weighted duration of 18 months (31 December 2005: 17 months) and exercise price € 3,90 (31 December 2005: € 5).

The average weighted fair value per option, was determined using the Black & Scholes valuation model. The significant inputs into the model are the share price, exercise price, dividend yield, discount rate and volatility. Volatility, that is the standard deviation of expected share price variations is measured based on statistical analysis of daily share prices over the last 12 months.

c) The Second General Meeting of the Shareholders on 6.6.2006 approved the issuance of a new share option plan with a 5 year duration granted to the executive managers of the Bank and the Group. The new share option plan will differ from the current in the following:

i. The maximum number of options to be issued under the new share option plan is set up at 5% of the total shares in issue.

ii. The beneficiaries are executive members of the Board of Directors, executive managers and other key management personnel of the Bank and the related companies as defined in Law 2190/1920 article 42e paragraph 5.

iii. The exercise price will equal to 90% of the average market price of Bank's share for December and the month proceeding the Board of Directors' decision to grand the share options.

iv. After one year from the granting of share options and thereafter every year and for the next two years the beneficiary can exercise up to 1/3 of the total share options entitled. Under certain conditions the options can be exercised during the following two years but not more than 5 years from the grant date.

Finally, it has been approved the modification of the current effective option plan in order the beneficiaries be eligible to participate in both plans.

46. Acquisitions, mergers and disposals of subsidiaries and associates

a) On 1 February 2006 the Bank transferred 2,178,000 shares of Alpha Private Investment Services AEPEY representing 99% of the company's share capital to another subsidiary Alpha Bank London Ltd for €3.4 million. This transfer was made in accordance to the Group's reorganization and did not have any affect on the Group results.

b) The legal transfer of Alpha Insurance Romania S.A. shares to third parties was completed on 16 February 2006 for € 2.6 million. The sales agreement was signed on 11 October 2005. Group's ownership interest in the company amounted to € 2.2 million. The result from the sale of Alpha Insurance Romania S.A. shares amounted to € 0.4 million and it was presented in assets held for sale in the financial statements of 31.12.2005.

c) On 24 February 2006 the total shares of Lesvos Tourist Company A.E. or 24.99% of the company's total share capital was sold to third parties for € 2 million, resulting in a profit of € 1.4 million. The Company was consolidated under the equity method.

d) The legal procedure of the merger by absorption of the subsidiary Alpha Equity Fund by Alpha Ventures, which is also a subsidiary, became effective on 31 May 2006, when the relevant decision of the Greek Ministry of Development was published. The Bank has a 100% ownership interest in the new entity.

e) On 31 May 2006 the merger by absorption of the Bank's Belgrade branch by Jubanka A.D. Beograd, a bank acquired in 2005 was completed. On 1 June 2006 the bank was renamed Alpha Bank A.D. Beograd and on 9 October 2006 to Alpha Bank Sbrija A.D.

f) On 14 June 2006 the sale of the Bank's interest in Geosynthesis A.E. of 20% of its share capital for € 13.8 thousand was completed. The profit on the sale amounted to € 13.8 thousand.

g) Alpha Insurance Brokers S.R.L. was established by Alpha Bank Romania S.A. with the purpose of providing insurance brokerage services and was consolidated for first time in the first semester of 2006.

h) The legal procedure of the merger by absorption of the subsidiary Alpha Asset Management AEPEY by Alpha Mutual Fund Management A.E., which is also a subsidiary, became effective on 19 September 2006, when the relevant decision of the Greek Ministry of Development was published. The new company was renamed to Alpha Asset Management AEDAK. The Bank has a 100% ownership interest.

i) The company Alpha Real Estate D.O.O. Beograd founded by Alpha Astika Akinita A.E. with the purpose of real estate services was consolidated for first time in the nine month period of 2006.

j) On 12 October 2006, the Bank transferred 100% of its participation of its subsidiary "Kafe Mazi A.E." to "Ionian Hotel Enterprises A.E." which is also a subsidiary for € 59 thousand. "Kafe Mazi" was renamed to "Tourist Resort A.E." and is intended to undertake the Hilton Rhodes hotel activities sector, in order to begin the process of its separation from "Ionian Hotel Enterprises A.E." as of date 31 October 2006.

k) On 18 October 2006, the Bank acquired 100% of the Cyprus company "Alpha Group Investments Ltd", which will be used as a holding company for the Group's development strategy in South Eastern Europe. The Bank transferred its ownership interest and exchanged its shares of Alpha Insurance A.E. with Alpha Group Investments Ltd.

l) During October 2006, Alpha Astika Akinita D.O.O.E.L. Skopje was founded in Skopje with initial capital € 10,000 by Bank's subsidiary Alpha Astika Akinita A.E.

m) On 2 November 2006, the Bank filed with the Hellenic Capital Market Commission and the Board of Directors of Alpha Leasing A.E. a voluntary public tender offer for the Company's shares in accordance with Law 3461/2006. The consideration amount offered was € 6.50 per share. As of the date of the voluntary public tender offer the shares which the Bank is bound to acquire are 137.088 representing 0.35% of Company's share capital. The acceptance period started on 24 November 2006 and ended on 22 December 2006. During the acceptance period, the Shareholders who accepted the tender offer, offered 2,418 shares representing 0.006% of the total paid in share capital and voting rights of the company.

n) On 12 December 2006 the merger by absorption of Alpha Asset Finance Ltd by the Bank's subsidiary Alpha Bank Ltd was completed.

o) On 13 December 2006 Gaiognomon A.E. was liquidated and from the liquidation a profit of € 99 thousand resulted.

p) On 15 December 2006 the relevant decision of the Greek Ministry of Development for the foundation of Kafe Alpha A.E., a company of restaurant-buffet (and confectionary) services with share capital of € 59 thousand was registered. The Bank has 100% direct and indirect ownership interest in the company.

q) On 21 December 2006 the total participation interest to ICAP A.E. was sold to third parties representing 26.96% of its share capital at the price of € 8,39 million. The company was consolidated under the equity method in Group's financial statements. The sale resulted a profit of € 3,0 million.

47. Restatement of prior year balances

Presented below is the restatement of the consolidated income statement, basic earnings per share, and the consolidated cash flow of 2005 due to the adoption of discontinued operation arising from the sale and purchase agreement of Alpha Insurance A.E.

Consolidated income statement

(Thousands of Euro)

	1.1 - 31.12.2005		
	Published amounts	Discontinued operations	Continuing operations
Interest and similar income	1,829,435	6,551	1,822,884
Interest expense and similar charges	(604,490)	-	(604,490)
Net interest income	1,224,945	6,551	1,218,394
Fee and commission income	380,380	1,972	378,408
Commission expense	(26,093)	-	(26,093)
Net fee and commission income	354,287	1,972	352,315
Dividend income	2,640	60	2,580
Gains less losses on financial transactions	30,170	4,922	25,248
Other income	111,661	21,546	90,115
	144,471	26,528	117,943
Total income	**1,723,703**	**35,051**	**1,688,652**
Staff costs	(446,124)	(13,967)	(432,157)
General administrative expenses	(309,755)	(8,108)	(301,647)
Depreciation and amortization expenses	(62,488)	(2,927)	(59,561)
Other expenses	(5,108)	-	(5,108)
Total expenses	**(823,475)**	**(25,002)**	**(798,473)**
Impairment losses and provisions to cover credit risk	(256,845)	(1,972)	(254,873)
Share of profit (loss) of associates	(1,165)	-	(1,165)
Profit before tax	**642,218**	**8,077**	**634,141**
Income tax	(136,348)	(4,277)	(132,071)
Net profit after tax	**505,870**	**3,800**	**502,070**
Attributable to equity holders of the Bank	**502,174**	**3,751**	**498,423**
Attributable to minority interest	3,696	49	3,647
Basic earnings per share:			
Basic (€ per share)	**1.76**	**0.01**	**1.24**
Diluted (€ per share)	**1.75**	**0.01**	**1.24**

Consolidated cash flow statement

(Thousands of Euro)

	1.1. - 31.12.2005		
	Published	Discontinued operations	Continuing operations
Cash flow from operating activities	5,827,415	16,204	5,811,211
Cash flow from investing activities	(6,020,673)	(3,436)	(6,017,237)
Cash flow from financing activities	292,637	-	292,637
Net increase (decrease) in cash and cash equivalents	99,379	12,768	86,611
Effect of exchange rate fluctuations on cash and cash equivalents	(1,949)	-	(1,949)
Total Cash and cash equivalents	**97,430**	**12,768**	**84,662**
Cash and cash equivalents at the beginning of the period	**5,568,384**	**-**	**-**
Cash and cash equivalents at the end of the period	**5,665,814**	**-**	**-**

48. Other significant issues

At 23 November 2006 Alpha Bank announced that an agreement has been reached with Anadolu Group to create a strong franchise in the Turkish financial sector. The bank targets a network of over 100 branches over the medium term, concentrated mainly in the largest cities.

The transaction is valued at USD 492.5 million. Alpha Bank will ultimately contribute a cash consideration equal to half of the said amount. The two parties will jointly establish a fifty-fifty holding company whose assets consist of the shares currently owned by the Anadolu Group in both Abank(Alternatifbank) and Alease (Alternatiflease), that is 94% and 95% stakes respectively. The holding company will also own, indirectly, 100% of the brokerage firm Alternatif Yatirim, 45% of the listed closed-end investment fund Alternatif Yatirim Ortkaligi, as well as the head offices of the bank and the brokerage company, situated in premium locations of Istanbul. Furthermore, the parties will launch a voluntary public offer for the acquisition of the minority shares of Abank and Alease with the same terms as those accrued to the majority Shareholders, following closing of the transaction. The parties have also agreed equal representation in the Board of Directors and joint decision making in all matters of strategic importance.

The completion of the transaction is expected in the first quarter of 2007.

49. Events after the balance sheet date

No significant events have occurred after the date of Group's financial statements.

Athens, 27 February 2007

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. X 661480	Demetrios P. Mantzounis I.D. I 166670	Marinos S. Yannopoulos I.D. N 308546	George N. Kontos I.D. AB 522299

The above financial statements, which consist of 70 pages, are the financial statements that we refer to in our auditor's report dated 27 February 2007.

Athens, 27 February 2007

KPMG Kyriacou Certified Auditors A.E.

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Nick E. Vouniseas Certified Auditor Accountant AM SOEL 18701

ALPHA BANK

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 31.12.2006

(Σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης - Δ.Π.Χ.Π.)

ΑΘΗΝΑΙ

27 ΦΕΒΡΟΥΑΡΙΟΥ 2007

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

Έκθεση Ελέγχου Ανεξάρτητων Ορκωτών Ελεγκτών 1

Γενικές πληροφορίες 3

Οικονομικές καταστάσεις της 31.12.2006

- Ενοποιημένη κατάσταση αποτελεσμάτων 5
- Ενοποιημένος ισολογισμός 6
- Ενοποιημένη κατάσταση μεταβολών της Καθαρής Θέσεως 7
- Ενοποιημένη κατάσταση ταμειακών ροών 9
- Σημειώσεις επί των ενοποιημένων οικονομικών καταστάσεων 10

1 <u>Ακολουθούμενες λογιστικές αρχές</u>
1.1 Βάση παρουσίασης 10
1.2 Αρχές ενοποιήσεως 12
1.3 Πληροφόρηση κατά τομέα 13
1.4 Συναλλαγές σε ξένο νόμισμα και μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού 14
1.5 Διαθέσιμα και ταμειακά ισοδύναμα 14
1.6 Αρχές ταξινόμησης και αποτίμησης των χρηματοοικονομικών στοιχείων Ενεργητικού 14
1.7 Παράγωγα χρηματοοικονομικά μέσα και λογιστική αντιστάθμισης 16
1.8 Ενσώματα πάγια στοιχεία (ιδιοχρησιμοποιούμενα) 17
1.9 Επενδύσεις σε ακίνητα 18
1.10 Υπεραξία και λοιπά άυλα πάγια στοιχεία 18
1.11 Μισθώσεις 19
1.12 Ασφαλιστικές δραστηριότητες 20
1.13 Απομείωση δανείων 21
1.14 Αναβαλλόμενη φορολογία 23
1.15 Στοιχεία Ενεργητικού και υποχρεώσεις άμεσα συνδεδεμένες με στοιχεία Ενεργητικού κατεχόμενα προς πώληση 23
1.16 Χρηματοοικονομικές υποχρεώσεις 23
1.17 Προγράμματα παροχών στο προσωπικό 24
1.18 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό του Ομίλου 25
1.19 Προβλέψεις 25
1.20 Συμφωνίες πώλησης και επαναγοράς 25
1.21 Καθαρή Θέση 26
1.22 Τόκοι έσοδα και έξοδα 26
1.23 Αμοιβές και έσοδα από προμήθειες 26
1.24 Διακοπτόμενες δραστηριότητες 26
1.25 Συγκριτικά στοιχεία 27

<u>Αποτελέσματα</u>
2 Καθαρό έσοδο από τόκους 28
3 Καθαρό έσοδο από αμοιβές και προμήθειες 28
4 Έσοδα από μερίσματα 28
5 Αποτελέσματα χρηματοοικονομικών πράξεων 28
6 Λοιπά έσοδα 28
7 Αμοιβές και έξοδα προσωπικού 29
8 Γενικά διοικητικά έξοδα 30
9 Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου 30
10.1 Φόρος εισοδήματος 30
10.2 Φόρος αποθεματικών (Ν.3513/2006 άρθρο 10) 31
11 Καθαρά κέρδη, μετά από φόρους, από διακοπτόμενες δραστηριότητες 32
12 Καθαρά κέρδη ανά μετοχή 33

Ενεργητικό

13 Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες 35
14 Απαιτήσεις κατά πιστωτικών ιδρυμάτων 35
15 Αξιόγραφα χαρτοφυλακίου συναλλαγών 35
16 Παράγωγα χρηματοοικονομικά μέσα (απαιτήσεις και υποχρεώσεις) 36
17 Δάνεια και απαιτήσεις κατά πελατών 37
18 Αξιόγραφα επενδυτικού χαρτοφυλακίου 38
19 Επενδύσεις σε συγγενείς εταιρίες 39
20 Επενδύσεις σε ακίνητα 40
21 Ιδιοχρησιμοποιούμενα ενσώματα πάγια 41
22 Υπεραξία και λοιπά άυλα πάγια 42
23 Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις 43
24 Λοιπά στοιχεία Ενεργητικού 44
25 Στοιχεία Ενεργητικού προς πώληση και Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση 44

Υποχρεώσεις

26 Υποχρεώσεις προς πιστωτικά ιδρύματα 46
27 Υποχρεώσεις προς πελάτες 46
28 Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις 46
29 Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους 47
30 Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους 48
31 Λοιπές υποχρεώσεις 52
32 Προβλέψεις 52

Καθαρή Θέση

33 Μετοχικό κεφάλαιο 54
34 Διαφορά από έκδοση μετοχών υπέρ το άρτιο 54
35 Αποθεματικά 54
36 Αποτελέσματα εις νέον 55
37 Ίδιες μετοχές 55
38 Υβριδικά κεφάλαια 55

Πρόσθετες πληροφορίες

39 Ενδεχόμενες υποχρεώσεις και δεσμεύσεις 57
40 Ενοποιούμενες εταιρίες του Ομίλου 58
41 Πληροφόρηση κατά τομέα 60
42 Διαχείριση κινδύνων 61
42.1 Κίνδυνος αγοράς 61
42.2 Πιστωτικός κίνδυνος 66
42.3 Κίνδυνος ρευστότητας 66
43 Κεφαλαιακή επάρκεια 69
44 Συναλλαγές συνδεδεμένων μερών 69
45 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό του Ομίλου 70
46 Απόκτηση, συγχώνευση και πώληση θυγατρικών και συγγενών εταιριών 71
47 Αναμόρφωση οικονομικών καταστάσεων προηγουμένης χρήσεως 72
48 Άλλα σημαντικά γεγονότα 74
49 Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων 74

KPMG

KPMG Kyriacou
Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR - 153 42 Athens Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Έκθεση Ελέγχου Ανεξάρτητων Ορκωτών Ελεγκτών

Προς τους Μετόχους της
ALPHA BANK A.E.

Έκθεση επί των Οικονομικών Καταστάσεων

Ελέγξαμε τις συνημμένες ενοποιημένες Οικονομικές Καταστάσεις της ALPHA BANK A.E. (η «Τράπεζα») που αποτελούνται από τον ενοποιημένο ισολογισμό της 31 Δεκεμβρίου 2006 και τις ενοποιημένες καταστάσεις αποτελεσμάτων, μεταβολών ιδίων κεφαλαίων και ταμιακών ροών για τη χρήση που έληξε την ημερομηνία αυτή, καθώς και από περίληψη σημαντικών λογιστικών πολιτικών και λοιπών επεξηγηματικών σημειώσεων.

Ευθύνη Διοίκησης για τις Οικονομικές Καταστάσεις

Η Διοίκηση της Τράπεζας έχει την ευθύνη της σύνταξης και εύλογης παρουσίασης αυτών των Οικονομικών Καταστάσεων, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση. Η ευθύνη αυτή περιλαμβάνει το σχεδιασμό, εφαρμογή και διατήρηση συστήματος εσωτερικού ελέγχου σχετικά με τη σύνταξη και εύλογη παρουσίαση οικονομικών καταστάσεων, απαλλαγμένων από ουσιώδεις ανακρίβειες, που οφείλονται σε απάτη ή λάθος. Η ευθύνη αυτή περιλαμβάνει επίσης την επιλογή και εφαρμογή λογιστικών πολιτικών και τη διενέργεια λογιστικών εκτιμήσεων οι οποίες είναι εύλογες για την περίσταση.

Ευθύνη Ελεγκτή

Δική μας ευθύνη είναι η έκφραση γνώμης επί αυτών των οικονομικών καταστάσεων, με βάση τον έλεγχό μας. Διενεργήσαμε τον έλεγχό μας σύμφωνα με τα Ελληνικά Ελεγκτικά Πρότυπα που είναι εναρμονισμένα με τα Διεθνή Πρότυπα της Ελεγκτικής. Τα Πρότυπα αυτά απαιτούν τη συμμόρφωσή μας με απαιτήσεις ηθικής δεοντολογίας και σχεδιασμό και διενέργεια του ελέγχου μας με σκοπό την αποκόμιση εύλογης διασφάλισης ότι οι οικονομικές καταστάσεις είναι απαλλαγμένες από ουσιώδεις ανακρίβειες.

Ο έλεγχος περιλαμβάνει τη διενέργεια διαδικασιών για τη συγκέντρωση ελεγκτικών τεκμηρίων σχετικά με τα ποσά και τις πληροφορίες που περιλαμβάνονται στις οικονομικές καταστάσεις. Οι διαδικασίες επιλέγονται κατά την κρίση του ελεγκτή και περιλαμβάνουν την εκτίμηση του κινδύνου ουσιώδους ανακρίβειας των οικονομικών καταστάσεων, λόγω απάτης ή λάθους. Για την εκτίμηση του κινδύνου αυτού, ο ελεγκτής λαμβάνει υπόψη του το σύστημα εσωτερικού ελέγχου, σχετικά με τη σύνταξη και εύλογη παρουσίαση των οικονομικών καταστάσεων, με σκοπό το σχεδιασμό ελεγκτικών διαδικασιών για την περίσταση και όχι για την έκφραση γνώμης επί της αποτελεσματικότητας του συστήματος εσωτερικού ελέγχου της Τράπεζας. Ο έλεγχος περιλαμβάνει επίσης την αξιολόγηση της καταλληλότητας των λογιστικών πολιτικών που εφαρμόστηκαν και του εύλογου των εκτιμήσεων που έγιναν από τη Διοίκηση, καθώς και αξιολόγηση της συνολικής παρουσίασης των οικονομικών καταστάσεων.

Πιστεύουμε ότι τα ελεγκτικά τεκμήρια που έχουμε συγκεντρώσει είναι επαρκή και κατάλληλα για τη θεμελίωση της ελεγκτικής γνώμης μας.

Γνώμη

Κατά τη γνώμη μας, οι συνημμένες Οικονομικές Καταστάσεις παρουσιάζουν ακριβοδίκαια την ενοποιημένη οικονομική κατάσταση της Τράπεζας κατά την 31 Δεκεμβρίου 2006 και την ενοποιημένη χρηματοοικονομική της επίδοση και τις ενοποιημένες ταμιακές της ροές για τη χρήση που έληξε την ημερομηνία αυτή, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση.

Θέμα έμφασης

Χωρίς να διατυπώνουμε επιφύλαξη ως προς τα συμπεράσματα του ελέγχου μας, εφιστούμε την προσοχή σας στη Σημείωση 30 επί των ενοποιημένων Οικονομικών Καταστάσεων, όπου αναφέρεται ότι η Διοίκηση της Τράπεζας υπέβαλλε την 21 Νοεμβρίου 2006 αίτηση υπαγωγής του προσωπικού της στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ.) σύμφωνα με τις διατάξεις του Ν. 3371/2005. Η Τράπεζα, για την κάλυψη των υποχρεώσεών της έχει σχηματίσει πρόβλεψη βάσει αναλογιστικής μελέτης συνολικού ποσού ΕΥΡΩ 518 εκατομμύρια περίπου. Με την υπαγωγή στις ρυθμίσεις του προαναφερθέντος νόμου η ανωτέρω σχηματισθείσα πρόβλεψη ενδέχεται να τροποποιηθεί με βάση τις οικονομικές μελέτες που θα εκπονηθούν από το αρμόδιο Υπουργείο.
Η ενδεχόμενη επίδραση στις υποχρεώσεις της Τράπεζας δεν είναι δυνατόν να εκτιμηθεί στο παρόν στάδιο.

Αναφορά επί άλλων νομικών και κανονιστικών θεμάτων

Το περιεχόμενο της Έκθεσης του Διοικητικού Συμβουλίου είναι συνεπές με τις συνημμένες ενοποιημένες οικονομικές καταστάσεις.

Αθήνα, 27 Φεβρουαρίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ

Μάριος Τ. Κυριάκου
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Νικόλαος Ε. Βουνισέας
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 18701

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/B/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, *που* εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του, μετά τις τροποποιήσεις που έγιναν *με απόφαση* του Διοικητικού Συμβουλίου της 27.7.2006, (παραίτηση του έως τότε αντιπροέδρου κ. Ανδρέα Κανελλόπουλου, αντικατάσταση του από τον κ. Μηνά Τάνε και εκλογή ως νέου μη Εκτελεστικού μέλους του κ. Τάκη Αθανασόπουλου), την 31.12.2006 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)

Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)

Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ

Μαρίνος Σ. Γιαννόπουλος (CFO)***

Σπύρος Ν. Φιλάρετος

Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

Γεώργιος Ε. Αγουρίδης*

Τάκης Ι. Αθανασόπουλος (παραιτήθηκε την 30.1.2007)

Σοφία Γ. Ελευθερουδάκη

Παύλος Γ. Καρακώστας*

Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ

Παύλος Α. Αποστολίδης**

Θάνος Μ. Βερέμης

Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ

Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής

** Μέλος της Επιτροπής Αποδοχών Διοικήσεως

*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Νικόλαος Ε. Βουνισέας
Αναπληρωματικοί:	Γαρυφαλιά Β. Σπυριούνη Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31 Δεκεμβρίου 2006 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31 Δεκεμβρίου 2006 ανήρχετο σε 408.022.002 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το δωδεκάμηνο του 2006, σε 1.109.782 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο, περιλαμβανομένων των πακέτων συναλλαγών.

Στην εκδήλωση που πραγματοποιήθηκε την 28η Σεπτεμβρίου 2006 επ' ευκαιρία του εορτασμού των 130 ετών από την ίδρυση και λειτουργία του Χρηματιστηρίου Αθηνών, η Alpha Bank έλαβε το πρώτο βραβείο μεταξύ των εισηγμένων εταιριών καθώς για πάνω από ¼ του αιώνα παρουσιάζει συνεχή κερδοφορία, συνεισφέρει στην ανάπτυξη του θεσμού του Ελληνικού Χρηματιστηρίου και διανέμει κάθε χρόνο μέρισμα στους Μετόχους της επί 58 έτη.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι οικονομικές καταστάσεις που ακολουθούν (σελ. 5-74) έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 27ης Φεβρουαρίου 2007.

Ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2006	31.12.2005
Τόκοι και εξομοιούμενα έσοδα		2.699.217	1.822.884
Τόκοι και εξομοιούμενα έξοδα		(1.281.601)	(604.490)
Καθαρό έσοδο από τόκους	2	1.417.616	1.218.394
Έσοδα από αμοιβές και προμήθειες		434.093	378.408
Προμήθειες έξοδα		(33.985)	(26.093)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	400.108	352.315
Έσοδα από μερίσματα	4	2.700	2.580
Αποτελέσματα χρηματοοικονομικών πράξεων	5	55.496	25.248
Λοιπά έσοδα	6	66.655	90.115
		124.851	117.943
Σύνολο εσόδων		**1.942.575**	**1.688.652**
Αμοιβές και έξοδα προσωπικού	7	(476.085)	(432.157)
Γενικά διοικητικά έξοδα	8	(345.292)	(301.647)
Αποσβέσεις	20,21,22,11	(62.648)	(59.561)
Λοιπά έξοδα	32	(3.431)	(5.108)
Σύνολο εξόδων		**(887.456)**	**(798.473)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(253.954)	(254.873)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	19	(408)	(1.165)
Κέρδη προ φόρων		**800.757**	**634.141**
Φόρος εισοδήματος	10.1	(175.427)	(132.071)
		625.330	**502.070**
Φόρος αποθεματικών (Ν. 3513/06 άρθρο 10)	10.2	(73.902)	-
Καθαρά κέρδη, μετά από φόρους, από συνεχιζόμενες δραστηριότητες		**551.428**	**502.070**
Καθαρά κέρδη, μετά από φόρους, από διακοπτόμενες δραστηριότητες	11	2.687	3.800
Καθαρά κέρδη μετά από φόρους		**554.115**	**505.870**
Κέρδη αναλογούντα στους μετόχους της Τραπέζης		551.987	502.174
Κέρδη αναλογούντα σε τρίτους		2.128	3.696
Καθαρά κέρδη ανά μετοχή:	12		
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		1,40	1,25
Προσαρμοσμένα (€ ανά μετοχή)		1,40	1,25
Από συνεχιζόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		1,40	1,24
Προσαρμοσμένα (€ ανά μετοχή)		1,39	1,24

Σημείωση: Τα αποτελέσματα της χρήσεως 2005 έχουν αναμορφωθεί λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση διακοπτόμενης δραστηριότητας (σημείωση 47)

Οι επισυναπτόμενες σημειώσεις (σελ. 10-74) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

Ενοποιημένος ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.12.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	13	2.675.702	2.202.382
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	14	4.636.712	4.775.229
Αξιόγραφα χαρτοφυλακίου συναλλαγών	15	305.991	122.638
Παράγωγα χρηματοοικονομικά μέσα	16	245.676	138.997
Δάνεια και απαιτήσεις κατά πελατών	17	32.223.034	27.356.543
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	18	7.552.602	7.745.062
Επενδύσεις σε συγγενείς εταιρίες	19	4.091	11.389
Επενδύσεις σε ακίνητα	20	31.518	29.550
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	21	935.996	937.973
Υπεραξία και λοιπά άυλα πάγια	22	117.138	107.436
Αναβαλλόμενες φορολογικές απαιτήσεις	23	276.973	202.519
Λοιπά στοιχεία Ενεργητικού	24	309.840	285.258
		49.315.273	43.914.976
Στοιχεία Ενεργητικού προς πώληση	25	484.387	92.070
Σύνολο Ενεργητικού		**49.799.660**	**44.007.046**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα	26	6.686.526	8.128.599
Παράγωγα χρηματοοικονομικά μέσα	16	224.576	140.236
Υποχρεώσεις προς πελάτες	27	23.573.908	21.644.804
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	28	13.789.253	9.192.626
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	29	129.077	128.202
Αναβαλλόμενες φορολογικές υποχρεώσεις	23	140.208	23.857
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	30	548.584	561.748
Λοιπές υποχρεώσεις	31	675.003	743.372
Προβλέψεις	32	65.263	317.871
		45.832.398	40.881.315
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	25	353.595	3.047
Σύνολο Υποχρεώσεων		**46.185.993**	**40.884.362**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο	33	1.591.286	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	34	127.961	125.685
Αποθεματικά	35	351.697	324.297
Ποσά που αναγνωρίσθηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση	35	(2.576)	-
Αποτελέσματα εις νέον	36	686.018	506.985
Ίδιες μετοχές	37	(14.653)	(188.316)
		2.739.733	**2.224.669**
Δικαιώματα τρίτων		**44.280**	**53.069**
Υβριδικά κεφάλαια	38	**829.654**	**844.946**
Σύνολο Καθαρής Θέσεως		**3.613.667**	**3.122.684**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**49.799.660**	**44.007.046**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-74) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

Ενοποιημένη κατάσταση μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2005		**1.274.272**	**-**	**365.095**	**366.091**	**(18.873)**	**1.986.585**	**63.508**	**297.353**	**2.347.446**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.12.2005										
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων	35			(38.562)			(38.562)			(38.562)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων	35			(3.982)			(3.982)			(3.982)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού	35			(1.949)			(1.949)			(1.949)
Λοιπά					(853)		(853)			(853)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				(44.493)	(853)		(45.346)			(45.346)
Αποτέλεσμα περιόδου					502.174		502.174	3.696		505.870
Σύνολο αποτελέσματος		-	-	(44.493)	501.321		456.828	3.696		460.524
Απορρόφηση της πρώην Δέλτα Singular Α.Ε.Π.	33,34	23.449	125.685				149.134			149.134
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	33	562			(562)		-			-
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξία της μετοχής σε € 5	33	157.735			(157.735)		-			-
Έκδοση υβριδικών τίτλων	38								588.000	588.000
Απόκτηση νέας θυγατρικής και μεταβολή ποσοστών συμμετοχής σε υφιστάμενες θυγατρικές εταιρίες					(12.801)		(12.801)	(12.651)		(25.452)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	37,38					(169.443)	(169.443)		(40.407)	(209.850)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό	35			2.245			2.245			2.245
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας					(174.064)		(174.064)	(1.484)		(175.548)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(13.815)		(13.815)			(13.815)
Σχηματισμός αποθεματικών	35			1.450	(1.450)		-			-
Υπόλοιπο 31.12.2005		**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-74) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2006		**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.12.2006										
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων	35			(48.776)			(48.776)			(48.776)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων	35			(6.665)			(6.665)			(6.665)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού	35			31.909			31.909			31.909
Λοιπά					(1.049)		(1.049)			(1.049)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				(23.532)	(1.049)		(24.581)			(24.581)
Αποτέλεσμα περιόδου					551.987		551.987	2.128		554.115
Σύνολο αποτελέσματος		-	-	(23.532)	550.938		527.406	2.128		529.534
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξία της μετοχής σε € 3,90	33	133.954			(133.954)		-			-
Μεταβολή ποσοστού συμμετοχής σε θυγατρικές εταιρίες					(513)		(513)	(9.492)		(10.005)
(Αγορές)/πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	37,38				96.598	173.663	270.261		(15.292)	254.969
Έκδοση νέων μετοχών λόγω εξασκήσεως δικαιωμάτων προαιρέσεως	33	1.314					1.314			1.314
Διαφορά υπέρ το άρτιο από εξασκηθέντα δικαιώματα προαιρέσεως	34		2.276	(2.276)			-			-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό	35			5.158			5.158			5.158
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας					(237.556)		(237.556)	(1.425)		(238.981)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(51.006)		(51.006)			(51.006)
Σχηματισμός τακτικού αποθεματικού	35			45.474	(45.474)		-			-
Υπόλοιπο 31.12.2006		**1.591.286**	**127.961**	**349.121**	**686.018**	**(14.653)**	**2.739.733**	**44.280**	**829.654**	**3.613.667**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-74) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

Ενοποιημένη κατάσταση ταμειακών ροών

		(Ποσά σε χιλιάδες ευρώ)	
		Από 1 Ιανουαρίου έως	
	Σημείωση	31.12.2006	31.12.2005
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων από συνεχιζόμενες δραστηριότητες		800.757	634.141
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	20,21	43.543	43.978
Αποσβέσεις αΰλων παγίων	22	19.105	15.583
Απομειώσεις δανείων και προβλέψεις		264.332	271.851
Λοιπές προσαρμογές		5.157	2.245
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(28.489)	(18.661)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		89.552	35.548
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις	19	408	1.165
		1.194.365	985.850
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(1.426.869)	108.777
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(290.032)	72.100
Δανείων και απαιτήσεων κατά πελατών		(5.209.213)	(5.085.581)
Λοιπών στοιχείων Ενεργητικού		(86.348)	(46.408)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων σε πιστωτικά ιδρύματα		(1.442.073)	6.578.688
Υποχρεώσεων από παράγωγα		84.340	(88.709)
Υποχρεώσεων σε πελάτες		6.512.073	3.400.158
Λοιπών Υποχρεώσεων		(77.045)	44.737
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		**(740.802)**	**5.969.612**
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(202.328)	(158.401)
Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες		**(943.130)**	**5.811.211**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις		(11.376)	(220.176)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς επιχειρήσεις		13.167	6.749
Εισπραχθέντα μερίσματα	4	2.700	2.580
Αγορές παγίων	20,21,22,25	(118.648)	(55.680)
Πωλήσεις παγίων		13.168	9.558
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		(14.569)	(5.760.268)
Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες		**(115.558)**	**(6.017.237)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Εξάσκηση δικαιωμάτων προαιρέσεως		1.314	
Πληρωθέντα μερίσματα		(236.371)	(171.887)
(Αγορές)/πωλήσεις ιδίων μετοχών		266.267	(169.490)
Έκδοση ομολογιακών δανείων		13.658	121.969
Αποπληρωμή ομολογιακών δανείων		(40.056)	(21.733)
Έκδοση υβριδικών τίτλων		-	547.593
Αγορές υβριδικών τίτλων		(19.286)	-
Πληρωθέντα μερίσματα υβριδικών τίτλων		(51.006)	(13.815)
Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες		**(65.480)**	**292.637**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		31.909	(1.949)
Καθαρή αύξηση (μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες		**(1.092.259)**	**84.662**
Καθαρές ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες		762	16.204
Καθαρές ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες		1.514	(3.436)
Καθαρές ταμειακές ροές από διακοπείσες χρηματοδοτικές δραστηριότητες		-	-
Καθαρή αύξηση (μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες		**2.276**	**12.768**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου	13	**5.665.814**	**5.568.384**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου	13	**4.575.831**	**5.665.814**

Σημείωση: Οι ταμειακές ροές της χρήσεως 2005 έχουν αναμορφωθεί, λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση διακοπτόμενης δραστηριότητας (σημείωση 47)

Οι επισυναπτόμενες σημειώσεις (σελ. 10-74) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

Σημειώσεις επί των ενοποιημένων οικονομικών καταστάσεων

1. Ακολουθούμενες λογιστικές αρχές

1.1 Βάση παρουσίασης

Οι ενοποιημένες οικονομικές καταστάσεις αφορούν τη χρήση 1.1-31.12.2006, και έχουν συνταχθεί σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), όπως αυτά υιοθετούνται από την Ευρωπαϊκή Ένωση, βάσει του Κανονισμού αριθ. 1606/2002 του Ευρωπαϊκού Κοινοβουλίου και του Συμβουλίου της Ευρωπαϊκής Ένωσης της 19ης Ιουλίου 2002.

Οι παρούσες οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι εκτιμήσεις και τα κριτήρια που εφαρμόζονται από τις εταιρίες του Ομίλου για τη λήψη αποφάσεων και τα οποία επηρεάζουν τη σύνταξη των οικονομικών καταστάσεων, στηρίζονται σε ιστορικά δεδομένα και σε υποθέσεις που, υπό τις παρούσες συνθήκες, κρίνονται λογικές.

Οι εκτιμήσεις και τα κριτήρια λήψης αποφάσεων, επανεκτιμώνται για να λάβουν υπόψη τις τρέχουσες εξελίξεις και οι επιπτώσεις από τυχόν αλλαγές τους αναγνωρίζονται στις οικονομικές καταστάσεις κατά το χρόνο που πραγματοποιούνται.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των ετησίων οικονομικών καταστάσεων της 31.12.2006, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, αφού ληφθούν υπόψη, οι σημειώσεις 1.15 και 1.24, που εφαρμόσθηκαν στην τρέχουσα χρήση λόγω παρουσίασης διακοπτομένων δραστηριοτήτων και οι κατωτέρω τροποποιήσεις των προτύπων και οι νέες Διερμηνείες, που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2006:

Τροποποίηση ΔΛΠ 19, «Παροχές σε εργαζομένους» (Κανονισμός 1910/8.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, το πρότυπο 19 παρέχει εναλλακτικά δυνατότητα διαφορετικού χειρισμού όσον αφορά την καταχώρηση των αναλογιστικών κερδών και ζημιών ορισμένων προγραμμάτων συνταξιοδοτικών παροχών.

Επιτρέπει την πλήρη καταχώρηση των αναλογιστικών κερδών και ζημιών απευθείας σε λογαριασμό της Καθαρής Θέσεως. Διευκρινίζει επίσης τον τρόπο με τον οποίο οι οικονομικές μονάδες πρέπει να λαμβάνουν υπόψη ορισμένα προγράμματα παροχών σε εργαζομένους στις οικονομικές τους καταστάσεις και επιβάλλει τη γνωστοποίηση συμπληρωματικών πληροφοριών.

Ο Όμιλος δεν αναθεώρησε τις υφιστάμενες λογιστικές αρχές αναγνώρισης των υποχρεώσεων σε ότι αφορά τις παροχές σε εργαζομένους.

Τροποποίηση ΔΛΠ 39, Δικαίωμα αποτίμησης στην εύλογη αξία (fair value option) (Κανονισμός 1864/15.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται η, υπό προϋποθέσεις, κατηγοριοποίηση των χρηματοοικονομικών μέσων, κατά την αρχική τους αναγνώριση, ως αποτιμωμένων στην εύλογη αξία με καταχώρηση της μεταβολής της εύλογης αξίας στα αποτελέσματα (fair value option).

Ο Όμιλος δεν χρησιμοποίησε την παραπάνω δυνατότητα στις παρούσες οικονομικές καταστάσεις.

Τροποποίηση ΔΛΠ 39, περί αρχών αναγνώρισης και αποτίμησης χρηματοοικονομικών μέσων (Κανονισμός 2106/21.12.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται στις οικονομικές μονάδες, να ορίζουν, υπό ορισμένες συνθήκες, μια αναμενόμενη ενδοεταιρική συναλλαγή εκφραζόμενη σε ξένο νόμισμα, ως το αντισταθμιζόμενο στοιχείο στις ενοποιημένες οικονομικές καταστάσεις.

Δεν υπάρχουν κατά την 31.12.2006, αναμενόμενες συναλλαγές μεταξύ των εταιριών του Ομίλου, οι οποίες θα μπορούσαν να θεωρηθούν ως αντισταθμιζόμενα στοιχεία.

Τροποποιήσεις στα ΔΛΠ 39 και ΔΠΧΠ 4, περί ασφαλιστηρίων συμβολαίων (Κανονισμός 108/27.1.2006)

Οι τροποποιήσεις αυτές σκοπό έχουν να εξασφαλίσουν ότι οι εκδότες συμβολαίων χρηματοοικονομικής εγγύησης περιλαμβάνουν τις προκύπτουσες υποχρεώσεις στον ισολογισμό τους. Συγκεκριμένα, ο εκδότης ενός τέτοιου συμβολαίου πρέπει αρχικά να το αναγνωρίσει στην εύλογη αξία (εκτός αν *θεωρηθεί* ασφαλιστήριο συμβόλαιο) και στη συνέχεια να το αποτιμήσει στο υψηλότερο ποσό μεταξύ:

(i) του ποσού που προκύπτει με βάση τις αρχές που ορίζονται από το ΔΛΠ 37 περί Προβλέψεων και

(ii) του ποσού που αρχικά αναγνωρίστηκε, μειωμένο κατά το ποσό που ήδη έχει καταχωρηθεί ως έσοδο σύμφωνα με το ΔΛΠ 18 περί αναγνώρισης των εσόδων.

Η ανωτέρω τροποποίηση δεν είχε σημαντική επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Τροποποίηση στο ΔΛΠ 21, περί των επιδράσεων των μεταβολών στις τιμές συναλλάγματος (Κανονισμός 708/8.5.2006)

Με την εν λόγω τροποποίηση επιτρέπεται η απευθείας καταχώρηση στην ενοποιημένη Καθαρή Θέση, των συναλλαγματικών διαφορών που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες του εξωτερικού, ακόμα και όταν αυτά τα στοιχεία είναι εκφρασμένα σε νόμισμα διαφορετικό από το λειτουργικό νόμισμα των αντισυμβαλλόμενων εταιριών του Ομίλου.

Η ανωτέρω τροποποίηση δεν είχε σημαντική επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Τροποποίηση ΔΠΧΠ 1 «Πρώτη εφαρμογή των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφόρησης» και Τροποποίηση ΔΠΧΠ 6 « Εξερεύνηση και εκτίμηση Ορυκτών Πόρων» (ισχύει για χρήσεις με έναρξη από την 1.1.2006) (Κανονισμός 108/27.1.2006)

Οι τροποποιήσεις αυτές δεν είναι σχετικές με τη δραστηριότητα του Ομίλου.

Διερμηνεία 4 «Προσδιορισμός των συμφωνιών που περιέχουν μίσθωση» (Κανονισμός 1910/8.11.2005)

Διερμηνεία 5 «Δικαιώματα από συμμετοχές σε ταμεία απενεργοποίησης αποκατάστασης και περιβαλλοντικής προστασίας» (Κανονισμός 1910/8.11.2005).

Διερμηνεία 6 «Υποχρεώσεις που απορρέουν από τη συμμετοχή σε συγκεκριμένη αγορά - Απόβλητα ειδών ηλεκτρικού και ηλεκτρονικού εξοπλισμού» (Κανονισμός 108/27.1.2006)

Από την υιοθέτηση των Διερμηνειών 4, 5, και 6 δεν προέκυψε ουσιώδης επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Επί πλέον των όσων αναφέραμε, το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB) εξέδωσε και τα παρακάτω πρότυπα και διερμηνείες τα οποία υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική για χρήσεις με έναρξη μετά την 1.1.2006:

Διερμηνεία 7 «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)

Ισχύει για χρήσεις με έναρξη από 1.3.2006 και η υιοθέτηση της δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/8.9.2006)

Ισχύουν για χρήσεις με έναρξη από 1.5.2006 και 1.6.2006 αντίστοιχα και από την υιοθέτησή τους δεν αναμένεται να προκύψει ουσιώδης επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 « Χρηματοοικονομικά μέσα: Γνωστοποιήσεις», (Κανονισμός 108/2006) καθώς και τις αλλαγές που αυτό επέφερε στα υπόλοιπα Πρότυπα.

Το ΔΠΧΠ 7 και οι τροποποιήσεις των υπολοίπων Προτύπων, έχουν υποχρεωτική εφαρμογή για τις χρήσεις με έναρξη από την 1.1.2007 και αναμένεται να επιφέρουν σημαντικές αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποίησης των στοιχείων που αφορούν τα χρηματοοικονομικά μέσα.

Τροποποίηση ΔΛΠ 1 «Παρουσίαση Οικονομικών Καταστάσεων – Γνωστοποιήσεις κεφαλαίων (ισχύει για χρήσεις με έναρξη από την 1.1.2007

Με την τροποποίηση αυτή απαιτούνται επιπλέον γνωστοποιήσεις για τον τρόπο διαχείρισης των κεφαλαίων του Ομίλου και ποσοτικές πληροφορίες επ' αυτών.

Τέλος, το Συμβούλιο Διεθνών Λογιστικών Προτύπων, έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες τα οποία δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση.

Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8 « Τομείς Λειτουργίας» Ισχύει για χρήσεις με έναρξη από την 1.1.2009.

Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 – Οικονομικές πληροφορίες κατά τομέα. Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και εφαρμογή του από τον Όμιλο, θα επιφέρει σημαντικές αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων του Ομίλου κατά τομέα λειτουργίας.

Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» Ισχύει για χρήσεις με έναρξη από την 1.11.2006

Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

Η εφαρμογή αυτής της διερμηνείας δεν θα έχει επιπτώσεις στις ακολουθούμενες λογιστικές αρχές του Ομίλου.

Διερμηνείες 11 και 12 «Συναλλαγές Ομίλου και ιδίων μετοχών» Ισχύει για χρήσεις με έναρξη από την 1.3.2007 και «Συμφωνία παραχώρησης εκμεταλλεύσεως» Ισχύει για χρήσεις με έναρξη από την 1.1.2008

Ο Όμιλος εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των συγκεκριμένων διερμηνειών.

1.2 Αρχές ενοποιήσεως

Οι ενοποιημένες οικονομικές καταστάσεις περιλαμβάνουν τη μητρική εταιρία ALPHA BANK, τις θυγατρικές της, τις συγγενείς και τις κοινοπραξίες.

α. Θυγατρικές Εταιρίες
Είναι οι εταιρίες στις οποίες η Τράπεζα ασκεί έλεγχο άμεσα, ή έμμεσα μέσω άλλων θυγατρικών εταιριών.
Οι θυγατρικές εταιρίες ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, από την ημερομηνία που αποκτάται ο έλεγχος και παύουν να ενοποιούνται, κατά την ημερομηνία, που ο Όμιλος δεν ασκεί πλέον τον έλεγχο.

Κατά την απόκτηση των θυγατρικών χρησιμοποιείται η μέθοδος εξαγοράς. Όταν το κόστος κτήσεως ξεπερνά την αναλογία επί της εύλογης αξίας των στοιχείων Ενεργητικού και Υποχρεώσεων της θυγατρικής που αποκτάται, τότε η διαφορά θεωρείται υπεραξία, αναγνωρίζεται ως στοιχείο του Ενεργητικού και υπόκειται σε έλεγχο απομειώσεως ετησίως. Εάν όμως είναι μικρότερο από την εύλογη αξία, η διαφορά αυτή αναγνωρίζεται άμεσα στην κατάσταση αποτελεσμάτων.

Στις περιπτώσεις που το ποσοστό συμμετοχής του Ομίλου σε θυγατρικές εταιρίες μεταβάλλεται, λόγω αγοράς πρόσθετου ποσοστού, η διαφορά που προκύπτει μεταξύ του καταβληθέντος τιμήματος και της Καθαρής Θέσεως που εξαγοράζεται, καταχωρείται απευθείας στο λογαριασμό «Αποτελέσματα εις νέον».

Οι πωλήσεις ποσοστού συμμετοχής σε θυγατρικές εταιρίες, από τις οποίες δεν προκύπτει απώλεια του ελέγχου που ασκεί ο Όμιλος στις εταιρίες αυτές, θεωρούνται ως συναλλαγές μεταξύ των μερών που συνθέτουν την Καθαρή Θέση του Ομίλου και τα τυχόν αποτελέσματα που προκύπτουν, καταχωρούνται απευθείας στο λογαριασμό «Αποτελέσματα εις νέον».

Εταιρίες ειδικού σκοπού ενοποιούνται όταν, κατά την εξέταση της σχέσεως που υφίσταται μεταξύ της Τραπέζης και της εταιρίας, προκύπτει ότι η πρώτη ελέγχει άμεσα την εταιρία ειδικού σκοπού.

Οι λογιστικές αρχές, που ακολουθούν οι θυγατρικές εταιρίες για τη σύνταξη των οικονομικών τους καταστάσεων, αναπροσαρμόζονται, όπου κρίνεται απαραίτητο, για να εξασφαλιστεί συνέπεια με τις αντίστοιχες αρχές του Ομίλου.

β. Συγγενείς εταιρίες
Είναι οι εταιρίες στις οποίες ο Όμιλος ασκεί ουσιώδη επιρροή αλλά όχι έλεγχο.

Ουσιώδης επιρροή, κατά κύριο λόγο, τεκμαίρεται ότι υφίσταται, όταν η Τράπεζα κατέχει, άμεσα ή έμμεσα μέσω θυγατρικών, ποσοστό 20% έως 50% των μετοχών της εταιρίας. Οι επενδύσεις στις συγγενείς εταιρίες αποτιμώνται με τη μέθοδο της Καθαρής Θέσης.

Η αναλογία του Ομίλου στα κέρδη ή τις ζημίες των συγγενών εταιριών, γνωστοποιείται ως ξεχωριστό στοιχείο στην κατάσταση του λογαριασμού αποτελεσμάτων.

Οι λογιστικές αρχές, που ακολουθούν οι συγγενείς εταιρίες για την σύνταξη των οικονομικών τους καταστάσεων, αναπροσαρμόζονται, όπου κρίνεται απαραίτητο, για να εξασφαλιστεί συνέπεια με τις αντίστοιχες αρχές του Ομίλου.

γ. Κοινοπραξίες
Σύμφωνα με το Δ.Λ.Π. 31, «κοινοπραξία είναι ένας συμβατικός διακανονισμός, με τον οποίο δύο ή περισσότερα μέρη αναλαμβάνουν οικονομική δραστηριότητα που υπόκειται σε από κοινού έλεγχο».

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου οι συμμετοχές σε κοινοπραξίες απεικονίζονται με τη μέθοδο της αναλογικής ενοποιήσεως.

Οι ενδοεταιρικές συναλλαγές μεταξύ των εταιριών του Ομίλου απαλείφονται, εκτός και αν υποδηλώνουν απομείωση ενός στοιχείου του Ενεργητικού, η οποία αναγνωρίζεται στον ενοποιημένο Ισολογισμό.

Λεπτομερής καταγραφή όλων των εταιριών του Ομίλου, καθώς και το ποσοστό συμμετοχής του Ομίλου σ' αυτές, γίνεται στη σημείωση 40 για τις θυγατρικές και τις κοινοπραξίες και στη σημείωση 19 για τις συγγενείς.

1.3 Πληροφόρηση κατά τομέα

Με δεδομένη την υφιστάμενη διοικητική δομή και διάρθρωση των εργασιών του Ομίλου και το γεγονός ότι το σημαντικότερο ποσοστό εσόδων του προέρχεται από δραστηριότητες στην Ελλάδα ο Όμιλος αποφάσισε:

α. την επιλογή των επιχειρηματικών τομέων, ως πρωτεύοντος τύπου παρουσίασης των πληροφοριών. Συγκεκριμένα αναλύονται οι εξής τομείς εργασιών:
- Λιανική Τραπεζική
- Corporate Banking
- Asset Management / Insurance
- Investment Banking / Treasury
- Ν.Α. Ευρώπη
- Λοιπά

β. την κατανομή των εργασιών του Ομίλου σε γεωγραφικούς τομείς, που θα αποτελέσει τον δευτερεύοντα τύπο παρουσίασης, στις ακόλουθες γεωγραφικές περιοχές:
- Ελλάδα
- Λοιπές χώρες

Αναλυτικά στοιχεία για την πληροφόρηση κατά επιχειρηματικό και γεωγραφικό τομέα αναφέρονται στη σημείωση 41.

1.4 Συναλλαγές σε ξένο νόμισμα και μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

α. Συναλλαγές σε ξένο νόμισμα

Τα στοιχεία που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις παρουσιάζονται σε Ευρώ, που είναι το νόμισμα της χώρας, στην οποία έχει την έδρα της η μητρική εταιρία Alpha Bank(λειτουργικό νόμισμα).
Τα στοιχεία που περιλαμβάνονται στις ιδιαίτερες οικονομικές καταστάσεις των εταιριών του Ομίλου αποτιμώνται στο λειτουργικό νόμισμα κάθε μιας εταιρίας, το οποίο καθορίζεται με κριτήριο το νόμισμα της χώρας στην οποία αυτή δραστηριοποιείται ή με βάση το νόμισμα στο οποίο πραγματοποιούνται, κυρίως, οι συναλλαγές της.
Οι συναλλαγές που πραγματοποιούνται σε ξένα νομίσματα, μετατρέπονται στο λειτουργικό νόμισμα της κάθε εταιρίας, με την ισοτιμία κλεισίματος της ημερομηνίας των συναλλαγών.

Κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων, τα νομισματικά στοιχεία σε ξένο νόμισμα, του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές κλεισίματος της ημερομηνίας αυτής. Οι συναλλαγματικές διαφορές, κέρδη ή ζημίες, που προκύπτουν, καταχωρούνται στα αποτελέσματα.

Τα μη νομισματικά στοιχεία του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές των ξένων νομισμάτων που ίσχυαν κατά την ημερομηνία της αρχικής αναγνώρισής τους, εκτός από τις κατηγορίες των μη νομισματικών στοιχείων που αποτιμώνται σε εύλογες αξίες.

Στην περίπτωση αυτή οι συναλλαγματικές διαφορές αποτελούν μέρος των κερδών ή ζημιών από τη μεταβολή της εύλογης αξίας και καταχωρούνται στα αποτελέσματα ή απευθείας σε αποθεματικό της Καθαρής Θέσης, ανάλογα με την κατηγορία αποτίμησης του μη νομισματικού στοιχείου.

β. Μετατροπή οικονομικών καταστάσεων μονάδων εξωτερικού

Η ενσωμάτωση των οικονομικών καταστάσεων των οικονομικών μονάδων εξωτερικού, που το λειτουργικό τους νόμισμα είναι διαφορετικό από το νόμισμα παρουσίασης των ενοποιημένων οικονομικών καταστάσεων του Ομίλου, πραγματοποιείται με τους ακόλουθους κανόνες:

i. Τα στοιχεία του Ενεργητικού και των Υποχρεώσεων μετατρέπονται σε Ευρώ, με βάση την ισοτιμία κλεισίματος της ημερομηνίας συντάξεως κάθε οικονομικής καταστάσεως. Τα συγκριτικά στοιχεία παρατίθενται όπως είχαν μετατραπεί σε Ευρώ κατά τις αντίστοιχες ημερομηνίες συντάξεως των οικονομικών καταστάσεων.
ii. Τα στοιχεία της κατάστασης αποτελεσμάτων (έσοδα και έξοδα), μετατρέπονται σε Ευρώ με βάση το μέσο όρο των ισοτιμιών που ίσχυσαν κατά την περίοδο αναφοράς.

Οι συναλλαγματικές διαφορές που προκύπτουν από τους ανωτέρω κανόνες μετατροπής, καθώς και εκείνες που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες εξωτερικού, καταχωρούνται απευθείας στην Καθαρή Θέση και μεταφέρονται στα αποτελέσματα με την πώληση της οικονομικής μονάδος.

1.5 Διαθέσιμα και ταμειακά ισοδύναμα

Για σκοπούς καταρτίσεως της ενοποιημένης καταστάσεως ταμειακών ροών, στην κατηγορία αυτή περιλαμβάνονται:

α. Το ταμείο
β. Οι μη δεσμευμένες καταθέσεις στις κεντρικές τράπεζες και
γ. Οι βραχυπρόθεσμες απαιτήσεις από τράπεζες.

Ως βραχυπρόθεσμες απαιτήσεις θεωρούνται αυτές που λήγουν εντός τριών μηνών από την ημερομηνία συντάξεως των ενοποιημένων οικονομικών καταστάσεων.

1.6 Αρχές ταξινόμησης και αποτίμησης των χρηματοοικονομικών στοιχείων Ενεργητικού

Ο Όμιλος για σκοπούς αποτίμησης διακρίνει τα χρηματοοικονομικά στοιχεία του Ενεργητικού του στις ακόλουθες κατηγορίες:

- Δάνεια και απαιτήσεις
- Επενδύσεις διακρατούμενες μέχρι τη λήξη
- Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω των αποτελεσμάτων

- Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Για κάθε μία από τις ανωτέρω κατηγορίες ισχύουν τα εξής:

α) Δάνεια και απαιτήσεις

Στην κατηγορία αυτή ο Όμιλος εντάσσει:

i. τις χορηγήσεις που κάνει σε πελάτες του
ii. τα ποσά που καταβάλλει για την μερική ή ολική κάλυψη ομολογιακών δανείων που εκδίδουν οι πελάτες του και
iii. τις πάσης φύσεως απαιτήσεις έναντι πελατών του, Τραπεζών κ.λπ.

Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.

β) Επενδύσεις διακρατούμενες μέχρι τη λήξη

Στην κατηγορία αυτή εντάσσονται τα χρηματοοικονομικά στοιχεία του Ενεργητικού για τα οποία υπάρχει πρόθεση και δυνατότητα διακρατήσεως μέχρι τη λήξη τους.
Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.
Ο Όμιλος δεν έχει εντάξει κανένα χρηματοοικονομικό στοιχείο του στην κατηγορία αυτή.

γ) Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω αποτελεσμάτων.

Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία για τα οποία:

i. Υπάρχει πρόθεση για την πώλησή τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς (εμπορικό χαρτοφυλάκιο). Στην κατηγορία αυτή ο Όμιλος έχει εντάξει τα ομόλογα και έντοκα του Ελληνικού Δημοσίου με σταθερό επιτόκιο, εκτός ορισμένων εκδόσεων για τις οποίες έχει ληφθεί διαφορετική απόφαση, καθώς επίσης και περιορισμένο αριθμό μετοχών.
ii. Ο Όμιλος επιλέγει, *κατά την αρχική αναγνώριση*, να τα αποτιμήσει στην εύλογη αξία με μεταφορά της εκάστοτε προκύπτουσας διαφοράς στα αποτελέσματα.

   Η επιλογή αυτή μπορεί να γίνει:

   - όταν η Διοίκηση του Ομίλου αξιολογεί και διαχειρίζεται τα εν λόγω χρηματοοικονομικά μέσα με όρους εύλογης αξίας, είτε για σκοπούς διαχείρισης των κινδύνων, είτε ως μέρος μίας στρατηγικής επενδύσεων.
   - όταν η επιλογή αυτή εξαλείφει τυχόν λογιστική ασυμμετρία που προκύπτει από την αποτίμηση αυτών των χρηματοοικονομικών μέσων με διαφορετικό τρόπο, (π.χ. στο αναπόσβεστο κόστος), σε σχέση με χρηματοοικονομικά μέσα που σχετίζονται με αυτά, (π.χ. παράγωγα, τα οποία αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων).
   - όταν σε χρηματοοικονομικά μέσα, ενσωματώνονται παράγωγα τα οποία διαφοροποιούν ουσιωδώς τις ταμειακές τους ροές ή ο διαχωρισμός των παραγώγων αυτών από τα κύρια χρηματοοικονομικά μέσα δεν απαγορεύεται.

δ) Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία που δεν έχουν ενταχθεί σε κάποια από τις ανωτέρω κατηγορίες.
Ο Όμιλος έχει εντάξει στην κατηγορία αυτή:

i. Τα ομόλογα μεταβλητού επιτοκίου
ii. Ορισμένα ομόλογα σταθερού επιτοκίου εκδόσεως Ελληνικού Δημοσίου, για τα οποία έχει ληφθεί συγκεκριμένη απόφαση και ομόλογα σταθερού επιτοκίου λοιπών εκδοτών
iii. Μετοχές και
iv. Τα μερίδια αμοιβαίων κεφαλαίων.

Η κατηγορία αυτή αποτιμάται στην εύλογη αξία. Οι μεταβολές στην εύλογη αξία καταχωρούνται απευθείας στην Καθαρή Θέση μέχρι την πώληση ή απομείωση των χρηματοοικονομικών στοιχείων, οπότε το συσσωρευμένο κέρδος ή ζημία που έχει αναγνωρισθεί στην Καθαρή Θέση, μεταφέρεται σε λογαριασμό αποτελεσμάτων.

Ο έλεγχος απομείωσης των χρηματοοικονομικών μέσων που εντάσσονται σε αυτή την κατηγορία, διενεργείται σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων. Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης, τα ποσά αυτά αναγνωρίζονται ως έσοδα στα αποτελέσματα χρήσης, μόνο στην περίπτωση που αφορούν ομόλογα και λοιπούς χρεωστικούς τίτλους.
Αντιθέτως δεν αναστρέφονται ζημίες απομείωσης στην περίπτωση των μετοχών και των μεριδίων αμοιβαίων κεφαλαίων.

Σημειώνεται ότι οι κανόνες αποτίμησης που αναφέρθηκαν ανωτέρω δεν εφαρμόζονται όταν τα χρηματοοικονομικά αυτά στοιχεία υπεισέρχονται σε σχέση αντισταθμίσεως. Στις περιπτώσεις αυτές εφαρμόζονται, οι αρχές που αναφέρονται στη σημείωση 1.7.

1.7 Παράγωγα χρηματοοικονομικά μέσα και λογιστική αντιστάθμισης

Παράγωγα καλούμε τα χρηματοοικονομικά μέσα τα οποία στην έναρξή τους έχουν συνήθως μικρή ή μηδενική αξία, η οποία στη συνέχεια μεταβάλλεται ανάλογα με τη μεταβολή που σημειώνεται σε κάποιο υποκείμενο στοιχείο με το οποίο συνδέονται (συνάλλαγμα, επιτόκια, δείκτη ή άλλη μεταβλητή).

Όταν το παράγωγο αποκτά θετική αξία, αναγνωρίζεται ως στοιχείο του Ενεργητικού, ενώ αντίθετα, όταν αποκτά αρνητική αξία, αναγνωρίζεται ως στοιχείο των υποχρεώσεων.

Τα παράγωγα χρησιμοποιούνται είτε για σκοπούς αντιστάθμισης, είτε για σκοπούς εμπορικούς.

Όλα τα παράγωγα ανεξάρτητα του σκοπού για τον οποίο προορίζονται, αποτιμώνται στην εύλογη αξία τους.

Στην περίπτωση που παράγωγα ενσωματώνονται σε άλλα χρηματοοικονομικά μέσα, π.χ. ομόλογα, δάνεια, καταθέσεις, δανειακές υποχρεώσεις κ.λπ., τα οποία δεν αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων και ταυτόχρονα τα οικονομικά χαρακτηριστικά και οι κίνδυνοι που απορρέουν από τα παράγωγα δεν είναι στενά συνδεδεμένα με τα αντίστοιχα χαρακτηριστικά των κύριων χρηματοοικονομικών μέσων στα οποία ενσωματώνονται, τότε υποχρεωτικά διαχωρίζονται, αποτιμώνται στην εύλογη αξία και συμπεριλαμβάνονται στα παράγωγα χρηματοοικονομικά μέσα ενεργητικού ή υποχρεώσεων.

Στις περιπτώσεις που παράγωγα ενσωματώνονται σε χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων, η μεταβολή της εύλογης αξίας τους περιλαμβάνεται στη συνολική μεταβολή της εύλογης αξίας των εν λόγω χρηματοοικονομικών μέσων και καταχωρείται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Τα παράγωγα προϊόντα χρησιμοποιούνται στα πλαίσια διαχειρίσεως Ενεργητικού-παθητικού και σύμφωνα πάντα με τις κατευθυντήριες οδηγίες, οι οποίες δίδονται από την Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Επιπλέον, ο Όμιλος χρησιμοποιεί τα παράγωγα για την αποκόμιση κερδών από βραχυχρόνιες μεταβολές της αγοράς και πάντα μέσα στα πλαίσια αναλήψεως κινδύνων που τίθενται από την αρμόδια Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Οι διαφορές αποτιμήσεως που προκύπτουν από τα ανωτέρω παράγωγα προϊόντα καταχωρούνται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Όταν ο Όμιλος χρησιμοποιεί παράγωγα για αντιστάθμιση, προβαίνει κατά την έναρξη σε επαρκή τεκμηρίωση της σχέσεως αντισταθμίσεως, καθώς και σε έλεγχο της αποτελεσματικότητας της αντισταθμίσεως. Ο έλεγχος επαναλαμβάνεται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Διευκρινίζονται ιδιαίτερα τα εξής:

α. Synthetic Swaps

Η μητρική εταιρία (Alpha Bank), προκειμένου να αυξήσει την απόδοση των καταθέσεων σε επιλεγμένους πελάτες της, χρησιμοποιεί τον μηχανισμό των Synthetic Swaps.
Μετατρέπει δηλαδή τις καταθέσεις από Ευρώ σε JPY και παράλληλα, για την κάλυψη του συναλλαγματικού κινδύνου, προβαίνει σε προθεσμιακή αγορά του συναλλάγματος JPY.
Το αποτέλεσμα, το οποίο παράγεται από την προθεσμιακή πράξη, διασπάται σε τόκους, οι οποίοι προστίθενται στους χρεωστικούς τόκους των καταθέσεων, συναλλαγματικές διαφορές και λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

β. Swaps συναλλάγματος (FX Swaps)

Τα Swaps αυτά χρησιμοποιούνται ως επί το πλείστον για την αντιστάθμιση του κινδύνου, ο οποίος προέρχεται από καταθέσεις και δάνεια των πελατών.
Για τα ανωτέρω Swaps δεν υπάρχει επαρκής τεκμηρίωση για την εφαρμογή λογιστικής αντισταθμίσεως και για το λόγο αυτό εντάσσονται στην κατηγορία των εμπορικών Swaps.
Το αποτέλεσμα το οποίο παράγεται από τα παράγωγα αυτά, διασπάται σε τόκους και συναλλαγματικές διαφορές, προκειμένου να υπάρξει αντιπαράθεση με τους τόκους και τις συναλλαγματικές διαφορές, που παράγονται από τις καταθέσεις και τις χορηγήσεις, καθώς και σε λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

Λογιστική αντιστάθμισης

Λογιστική αντιστάθμισης είναι ο καθορισμός ειδικών κανόνων αποτίμησης με τους οποίους επιδιώκεται η εξουδετέρωση των αποτελεσμάτων που προκύπτουν τόσο από το αντισταθμιζόμενο στοιχείο όσο και από το μέσο αντιστάθμισης, εξουδετέρωση η οποία δεν επιτυγχάνεται με τους συνήθεις κανόνες αποτίμησης.

Η τεκμηρίωση και η αποτελεσματικότητα των σχέσεων αντιστάθμισης αποτελούν απαραίτητες προϋποθέσεις προκειμένου να εφαρμοστεί λογιστική αντιστάθμισης.

Η διαδικασία τεκμηρίωσης λαμβάνει χώρα κατά την έναρξη της σχέσεως αντιστάθμισης, ενώ ο έλεγχος αποτελεσματικότητας διενεργείται κατά την έναρξη και επαναλαμβάνεται κατά τις ημερομηνίες σύνταξης των οικονομικών καταστάσεων του Ομίλου.

α. *Αντιστάθμιση εύλογης αξίας*

Με την λογιστική αντιστάθμισης της εύλογης αξίας ενός χρηματοοικονομικού μέσου επιτυγχάνεται η εξουδετέρωση της μεταβολής της εύλογης αξίας του αντισταθμιζόμενου στοιχείου λόγω της επίδρασης ενός ή περισσοτέρων κινδύνων που αντισταθμίζονται.

Η μεταβολή της αξίας του μέσου αντιστάθμισης και η μεταβολή της αξίας του αντισταθμιζόμενου στοιχείου που οφείλεται στους κινδύνους που αντισταθμίζονται, αναγνωρίζονται στο αποτέλεσμα χρήσεως.

Ο Όμιλος, με χρήση επιτοκιακών παραγώγων (IRSs), αντισταθμίζει κινδύνους που αφορούν δανειακές υποχρεώσεις, ομόλογα, δάνεια και προθεσμιακές καταθέσεις σταθερού επιτοκίου.

β. *Αντιστάθμιση χρηματοροών*

Με την λογιστική αντιστάθμισης των χρηματοροών ενός χρηματοοικονομικού μέσου επιτυγχάνεται η μετατροπή των χρηματοροών από κυμαινόμενες σε σταθερές.
Το αποτελεσματικό μέρος της μεταβολής της εύλογης αξίας του μέσου αντιστάθμισης αναγνωρίζεται απευθείας στην Καθαρή Θέση, ενώ το μη αποτελεσματικό μέρος αναγνωρίζεται στα αποτελέσματα. Η λογιστική μεταχείριση του αντισταθμιζόμενου στοιχείου δεν μεταβάλλεται.

Δεν συνέτρεξε περίπτωση εφαρμογής λογιστικής αντιστάθμισης χρηματοροών.

γ. *Αντιστάθμιση καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού*

Ο Όμιλος κάνοντας χρήση συναλλαγματικών παραγώγων ή δανεισμού, αντισταθμίζει συναλλαγματικούς κινδύνους που αφορούν καθαρή επένδυση σε οικονομικές μονάδες του εξωτερικού.

Η λογιστική αντιστάθμισης καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού είναι παρόμοια με τη λογιστική αντιστάθμισης χρηματοροών. Συσσωρευμένα κέρδη/ζημίες που αναγνωρίζονται στην Καθαρή Θέση μεταφέρονται στα αποτελέσματα με την πώληση της μονάδος.

1.8 Ενσώματα πάγια στοιχεία (ιδιοχρησιμοποιούμενα)

Στην κατηγορία αυτή περιλαμβάνονται τα οικόπεδα, τα κτήρια των κεντρικών υπηρεσιών και των Καταστημάτων, οι δαπάνες προσθηκών και βελτιώσεων σε μισθωμένα ακίνητα, και ο κινητός εξοπλισμός, τα οποία ιδιοχρησιμοποιούνται από τις εταιρίες του Ομίλου, είτε για τις λειτουργικές εργασίες τους, είτε για διοικητικούς σκοπούς.

Τόσο τα ακίνητα, όσο και ο κινητός εξοπλισμός παρουσιάζονται στο ιστορικό κόστος μειωμένο κατά τις συσσωρευμένες αποσβέσεις.

Στο ιστορικό κόστος συμπεριλαμβάνονται και οι δαπάνες που πραγματοποιούνται για την απόκτηση των παγίων.

Μεταγενέστερες δαπάνες επαυξάνουν την αξία του παγίου ή αναγνωρίζονται ως ξεχωριστό πάγιο, μόνο όταν είναι πολύ πιθανόν να προκύψουν μελλοντικά οικονομικά οφέλη.
Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως που πραγματοποιούνται.

Οι αποσβέσεις των κτηρίων και του εξοπλισμού, διενεργούνται στο κόστος κτήσεως μείον την υπολειμματική τους αξία, και υπολογίζονται σύμφωνα με τη σταθερή μέθοδο λαμβάνοντας υπόψη τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους.

Η ωφέλιμη ζωή ανά κατηγορία παγίων έχει καθορισθεί ως εξής:

- Κτήρια ιδιόκτητα: 20 έως 33 χρόνια.
- Προσθήκες και βελτιώσεις σε μισθωμένα ακίνητα: η διάρκεια της μισθώσεως.
- Εξοπλισμός και μεταφορικά μέσα από 4 έως 20 χρόνια.

Οι εδαφικές εκτάσεις δεν αποσβένονται. Εξετάζονται όμως για τυχόν απομείωση της αξίας τους.

Για τη θυγατρική Alpha Real Estate D.O.O. Beograd το δικαίωμα χρήσης γης επ'αόριστον καταχωρείται στα οικόπεδα και δεν υπολογίζονται αποσβέσεις.

Οι υπολειμματικές αξίες των παγίων και η ωφέλιμη ζωή τους αναπροσαρμόζονται, αν είναι απαραίτητο, κάθε φορά που συντάσσονται οικονομικές καταστάσεις. Τα πάγια του Ομίλου εξετάζονται σε ετήσια βάση για ενδείξεις απομείωσης και εάν έχουν υποστεί απομείωση προσαρμόζονται στην ανακτήσιμη αξία τους με ισόποση επιβάρυνση των αποτελεσμάτων. Κέρδη και ζημίες από διαθέσεις παγίων αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.9 Επενδύσεις σε ακίνητα

Στην κατηγορία αυτή ο Όμιλος έχει εντάξει κτήρια ή τμήματα κτηρίων και την αναλογία τους επί του οικοπέδου, τα οποία εκμισθώνει με λειτουργική μίσθωση.

Οι επενδύσεις αυτές, αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Έξοδα συντηρήσεων και επισκευών των επενδύσεων σε ακίνητα, αναγνωρίζονται στην κατάσταση αποτελεσμάτων.

Για τον υπολογισμό των αποσβέσεων, η ωφέλιμη ζωή τους έχει καθορισθεί ίση με αυτή των ιδιοχρησιμοποιούμενων ακινήτων και χρησιμοποιείται η σταθερή μέθοδος.

1.10 Υπεραξία και λοιπά άυλα πάγια στοιχεία

- *Υπεραξία*

  Η υπεραξία αντιπροσωπεύει τη διαφορά μεταξύ του καταβληθέντος τιμήματος και της αναλογίας επί της εύλογης αξίας των στοιχείων Ενεργητικού και Υποχρεώσεων των εξαγοραζόμενων εταιριών, κατά την ημερομηνία εξαγοράς τους.

  Οι θετικές υπεραξίες, που προκύπτουν από εξαγορές εταιριών μετά την 1.1.2004, καταχωρούνται στο λογαριασμό του Ισολογισμού «Υπεραξία και λοιπά άυλα πάγια στοιχεία» αν πρόκειται για εξαγορά εταιρίας που καθίσταται θυγατρική, ή στο λογαριασμό του Ισολογισμού «συμμετοχές σε συγγενείς εταιρίες» αν πρόκειται για επένδυση σε συγγενείς εταιρίες.
  Στο τέλος κάθε χρήσεως οι αναγνωρισμένες θετικές υπεραξίες εξετάζονται για τυχόν απομείωση της αξίας τους.
  Οι αρνητικές υπεραξίες αναγνωρίζονται ως έσοδα στην κατάσταση αποτελεσμάτων.

- *Λοιπά άυλα πάγια στοιχεία*
  Στην κατηγορία αυτή ο Όμιλος έχει εντάξει:

  α) Τα άυλα στοιχεία (καταθετική βάση, σχέση με τους πελάτες και εταιρική ταυτότητα) που προέκυψαν από τον επιμερισμό του τιμήματος της εξαγορασθείσης σερβικής Τραπέζης Jubanka A.D. Beograd (νυν Alpha Bank Srbija A.D.) σύμφωνα με τα προβλεπόμενα στο Δ.Π.Χ.Π. 3.

Τα άυλα αυτά στοιχεία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της ωφέλιμης ζωής τους. Η ωφέλιμη ζωή τους καθορίστηκε ως εξής:
- Για την καταθετική βάση και τη σχέση με τους πελάτες σε 6 έτη
- Για την εταιρική ταυτότητα σε 2 έτη .

β) Τα προγράμματα λογισμικού, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους. Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία ο Όμιλος έχει καθορίσει σε 3 έως 4 έτη. Έξοδα που αφορούν τη συντήρηση των προγραμμάτων λογισμικού αναγνωρίζονται στο λογαριασμό αποτελεσμάτων της χρήσεως που πραγματοποιούνται.

Τα άυλα πάγια αποτιμώνται στο ιστορικό κόστος μειωμένο κατά τις συσσωρευμένες αποσβέσεις, με εξαίρεση αυτά που έχουν αόριστη διάρκεια οφέλιμης ζωής, τα οποία δεν αποσβένονται. Όλα τα άυλα πάγια εξετάζονται για τυχόν απομείωση της αξίας τους.

Για τα άυλα στοιχεία ο Όμιλος δεν υπολογίζει υπολειμματική αξία.

1.11 Μισθώσεις

Ο Όμιλος συνάπτει συμβάσεις επί παγίων είτε ως μισθωτής είτε ως εκμισθωτής.

Όταν οι κίνδυνοι και τα οφέλη των παγίων που εκμισθώνονται, μεταφέρονται στον μισθωτή, τότε οι αντίστοιχες συμβάσεις χαρακτηρίζονται ως χρηματοδοτικές μισθώσεις.

Όλες οι υπόλοιπες συμβάσεις μίσθωσης χαρακτηρίζονται ως λειτουργικές μισθώσεις.

Ανάλογα με τα χαρακτηριστικά που διέπουν τις συμβάσεις μίσθωσης ο λογιστικός χειρισμός τους, έχει ως εξής:

α) *Όταν οι εταιρίες του Ομίλου είναι εκμισθωτές*

i. Χρηματοδοτικές μισθώσεις
Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες εταιρία του Ομίλου λειτουργεί ως εκμισθωτής, το συνολικό ποσό των μισθωμάτων που προβλέπει η σύμβαση μισθώσεως καταχωρείται στην κατηγορία δάνεια και απαιτήσεις κατά πελατών.
Η διαφορά, μεταξύ της παρούσας αξίας (καθαρή επένδυση) των μισθωμάτων και του συνολικού ποσού των μισθωμάτων, αναγνωρίζεται ως μη δεδουλευμένος τόκος και εμφανίζεται αφαιρετικά των απαιτήσεων.
Οι εισπράξεις των μισθωμάτων μειώνουν την συνολική απαίτηση από μισθώματα, ενώ το χρηματοοικονομικό έσοδο αναγνωρίζεται με τη μέθοδο των δεδουλευμένων.
Οι απαιτήσεις από χρηματοδοτικές μισθώσεις εξετάζονται για απομείωση της αξίας τους, σύμφωνα με τη διαδικασία που ισχύει για τα δάνεια και τις απαιτήσεις κατά πελατών, όπως αυτή περιγράφεται στη σημείωση 1.13.

ii. Λειτουργικές μισθώσεις:
Στις περιπτώσεις λειτουργικών μισθώσεων, η εταιρία του Ομίλου που λειτουργεί ως εκμισθωτής, παρακολουθεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, διενεργώντας αποσβέσεις με βάση την ωφέλιμη ζωή του. Το ποσό των μισθωμάτων, που αντιστοιχούν στη χρήση του μισθωμένου παγίου, αναγνωρίζεται ως έσοδο, στην κατηγορία λοιπά έσοδα, με τη μέθοδο του δεδουλευμένου.

β) *Όταν οι εταιρίες του Ομίλου είναι μισθωτές*

i. Χρηματοδοτικές μισθώσεις:
Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες εταιρία του Ομίλου λειτουργεί ως μισθωτής, ο μισθωμένος εξοπλισμός περιλαμβάνεται στην ανάλογη κατηγορία παγίων, όπως και τα ιδιόκτητα πάγια, ενώ η σχετική υποχρέωση προς τον εκμισθωτή, περιλαμβάνεται στις λοιπές υποχρεώσεις.
Τα μισθωμένα, με χρηματοδοτική μίσθωση, πάγια και η σχετική υποχρέωση, αναγνωρίζονται αρχικά, στη μικρότερη αξία μεταξύ της εύλογης αξίας των παγίων και της παρούσας αξίας των ελάχιστων υποχρεωτικών μισθωμάτων που έχουν συμφωνηθεί να καταβληθούν στον εκμισθωτή. Η παρούσα αξία των μισθωμάτων υπολογίζεται με επιτόκιο προεξόφλησης εκείνο που αναφέρεται στη σύμβαση μισθώσεως, ή όπου αυτό δεν αναφέρεται με βάση το επιτόκιο δανεισμού που θα επιβαρυνόταν η εταιρία του Ομίλου για αντίστοιχη χρηματοδότησή της για τον ίδιο σκοπό.

Μετά την αρχική καταχώρηση, τα πάγια αποσβένονται με βάση την ωφέλιμη ζωή τους, εκτός αν η διάρκεια της μισθώσεως είναι μικρότερη και το πάγιο δεν αναμένεται να περιέλθει στην κατοχή του Ομίλου κατά τη λήξη της σύμβασης, οπότε και οι αποσβέσεις διενεργούνται με βάση τη διάρκεια της μίσθωσης.

Τα μισθώματα που καταβάλλονται στον εκμισθωτή, κατανέμονται σε μείωση της υποχρέωσης και επιβάρυνση των αποτελεσμάτων ως έξοδα εκ τόκων, με βάση την τοκοχρεολυτική μέθοδο.

ii. Λειτουργικές μισθώσεις:
Στις περιπτώσεις λειτουργικών μισθώσεων, η εταιρία του Ομίλου που λειτουργεί ως μισθωτής, δεν καταχωρεί το μισθωμένο πάγιο ως στοιχείο Ενεργητικού, αναγνωρίζει δε, ως έξοδο, στην κατηγορία γενικά διοικητικά έξοδα, τα ποσά των μισθωμάτων που αντιστοιχούν στη χρήση του μισθωμένου παγίου, με τη μέθοδο του δεδουλευμένου.

1.12 Ασφαλιστικές δραστηριότητες

α) *Ασφαλιστικές προβλέψεις*
Οι ασφαλιστικές προβλέψεις αντιπροσωπεύουν εκτιμήσεις για τις μελλοντικές εκροές που θα προκύψουν από τα ασφαλιστήρια συμβόλαια του κλάδου ζωής και των κλάδων γενικών ασφαλίσεων. Διακρίνονται τα ακόλουθα είδη:

i. Μαθηματικές προβλέψεις
Οι ασφαλιστικές προβλέψεις για τις απλές ασφαλίσεις ζωής (π.χ. απλές, μικτές ασφαλίσεις, ασφαλίσεις προσόδων) υπολογίζονται ως η διαφορά της αναλογιστικής παρούσας αξίας των υποχρεώσεων που έχει αναλάβει η εταιρία και των υποχρεώσεων του συμβαλλομένου.
Οι υπολογισμοί διεξάγονται σύμφωνα με την εγκεκριμένη από την αρμόδια αρχή τεχνική βάση (πίνακας θνησιμότητας, τεχνικό επιτόκιο) κατά την έναρξη του συμβολαίου.
Στην περίπτωση που διαπιστώνεται ζημία κατά τον έλεγχο επάρκειας σχηματίζεται επιπλέον πρόβλεψη.

ii. Προβλέψεις για μη δεδουλευμένα ασφάλιστρα
Αντιπροσωπεύουν το μέρος των καθαρών εγγεγραμμένων ασφαλίστρων που καλύπτει κατ' αναλογία την περίοδο από την ημερομηνία σύνταξης των οικονομικών καταστάσεων μέχρι τη λήξη της περιόδου για την οποία έχουν καταχωρηθεί τα ασφάλιστρα στα έσοδα της εταιρίας.

iii. Προβλέψεις για εκκρεμείς αποζημιώσεις
Αφορούν υποχρεώσεις για ζημίες που έχουν συμβεί και αναγγελθεί αλλά δεν έχουν εξοφληθεί μέχρι την ημερομηνία σύνταξης των οικονομικών καταστάσεων. Σχηματίζονται με τη μέθοδο «φάκελο προς φάκελο» κατόπιν υπολογισμού του κόστους κάθε ζημίας με βάση τα υπάρχοντα στοιχεία (πραγματογνωμοσύνες, ιατρικές εκθέσεις, δικαστικές αποφάσεις κ.λπ.) κατά την ημερομηνία σύνταξης του ισολογισμού.
Προβλέψεις έχουν επίσης σχηματισθεί για ζημίες που έχουν συμβεί σύμφωνα με τη στατιστική εμπειρία, αλλά δεν έχουν αναγγελθεί μέχρι την ημερομηνία σύνταξης των οικονομικών καταστάσεων (IBNR) με βάση το εκτιμώμενο μέσο κόστος ζημίας.

iv. Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο
Αναγνωρίζονται στις απαιτήσεις και τις υποχρεώσεις ως η τρέχουσα αξία των συνδεδεμένων επενδύσεων.

β) *Αναγνώριση εσόδων*
Τα έσοδα από ασφάλιστρα του κλάδου ζωής καθώς και των κλάδων γενικών ασφαλίσεων αναγνωρίζονται κατά την ημερομηνία που καθίστανται απαιτητά.

γ) *Αντασφάλιση*
Για τα αντασφάλιστρα καθώς και τις προβλέψεις που αναλογούν στους αντασφαλιστές ακολουθούνται όσα προβλέπονται από τις αντίστοιχες αντασφαλιστικές συμβάσεις.

δ) *Διαχωρισμός προϊόντων*

Σύμφωνα με το ΔΠΧΠ 4 τα συμβόλαια, τα οποία δεν περιλαμβάνουν την κάλυψη σημαντικού ασφαλιστικού κινδύνου, χαρακτηρίζονται είτε ως επενδυτικά είτε ως συμβόλαια παροχής υπηρεσιών, οπότε η λογιστική τους μεταχείριση καλύπτεται από τα ΔΛΠ 32 & 39 για τα χρηματοοικονομικά μέσα και το ΔΛΠ 18 για τα έσοδα.

Έτσι, διαχωρίσθηκαν από τις ασφαλιστικές εργασίες:

i. τα ατομικά συμβόλαια unit-linked με μηδενικό ασφαλιζόμενο κεφάλαιο

ii. τα ομαδικά συνταξιοδοτικά συμβόλαια διαχείρισης unit-linked

iii. οι συμβάσεις παροχής υπηρεσιών που αφορούν απλή διαμεσολάβηση (πχ, οδική βοήθεια και φροντίδα ατυχήματος).

ε) *Έλεγχος επάρκειας προβλέψεων*

Το ΔΠΧΠ 4 απαιτεί τη διενέργεια ελέγχου για το αν οι αναγνωρισμένες ασφαλιστικές προβλέψεις, μείον τα μη δεδουλευμένα έξοδα πρόσκτησης, είναι επαρκείς για την κάλυψη των υποχρεώσεων που απορρέουν από τα ασφαλιστήρια συμβόλαια.

Στην περίπτωση όπου διαπιστώνεται υστέρηση των προβλέψεων αυτών, σχηματίζεται ισόποση πρόβλεψη σε βάρος των αποτελεσμάτων χρήσεως.

Η μεθοδολογία που εφαρμόσθηκε για τα προϊόντα του κλάδου ζωής βασίσθηκε στις τρέχουσες εκτιμήσεις των μελλοντικών χρηματοροών από τα ασφαλιστήρια συμβόλαια συμπεριλαμβανομένων και των προβλεπόμενων εξόδων διαχείρισης που συνδέονται με αυτά. Οι εκτιμήσεις στηρίχθηκαν σε υποθέσεις που αντανακλούν τις τρέχουσες συνθήκες και αφορούν παραμέτρους όπως, η θνησιμότητα, η ακυρωσιμότητα, το ποσοστό μεταβολής και η κατανομή των διαχειριστικών εξόδων, ο ρυθμός μεταβολής του κόστους των νοσοκομειακών καλύψεων, καθώς επίσης και το επιτόκιο προεξόφλησης. Στον υπολογισμό των μελλοντικών ροών έχουν επίσης ληφθεί υπόψη οι εγγυημένες αποδόσεις που περιέχονται σε ορισμένα συμβόλαια.

Για την εκτίμηση της επάρκειας των αποθεμάτων των εκκρεμών ζημιών εφαρμόσθηκε η μέθοδος των τριγώνων (chain ladder/ link ratio), η οποία βασίζεται στην υπόθεση ότι οι σχέσεις αναλογίας που ίσχυσαν κατά το πρόσφατο παρελθόν, μεταξύ των ποσών των σωρευτικών ζημιών(εκκρεμών και πληρωθεισών), θα επαναληφθούν και στο μέλλον. Για τη διενέργεια του σχετικού ελέγχου χρησιμοποιήθηκαν στοιχεία της τελευταίας πενταετίας.

1.13 Απομείωση δανείων

Για τον υπολογισμό της απομείωσης των δανείων, οι εταιρίες του Ομίλου διενεργούν σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, έλεγχο απομείωσης (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.

Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α. *Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)*

Τα δάνεια ή οι απαιτήσεις, στις οποίες υπάρχουν καθυστερημένες οφειλές πελατών από κεφάλαιο ή και τόκους πάνω από 90 ημέρες, αποτελούν για τον Όμιλο, το μεγαλύτερο σε όγκο μέρος του χαρτοφυλακίου, στο οποίο επικεντρώνεται κυρίως ο έλεγχος απομείωσης.

Έλεγχος απομείωσης μπορεί να γίνει επίσης και για καθυστερήσεις μικρότερες από 90 ημέρες, ή ακόμα και όταν δεν υπάρχουν καθόλου καθυστερήσεις όταν:

i. έχουν αρχίσει σε βάρος των δανειοληπτών, διαδικασίες αναγκαστικής εκτέλεσης με επισπεύδουσες τρίτες προς τον Όμιλο Τράπεζες ή άλλους πιστωτές ή

ii. έχουν περιέλθει σε γνώση των εταιριών του Ομίλου, πληροφορίες για επιδείνωση της χρηματοοικονομικής θέσης των πιστούχων (πτώση πωλήσεων ή περιθωρίου μικτού κέρδους, μείωση κερδών κ.λπ.) ή άλλα γεγονότα (κήρυξη σε πτώχευση, τυχαία γεγονότα όπως πλημμύρα, πυρκαγιά κ.λπ. στις εγκαταστάσεις της επιχείρησης), που συνέβησαν μετά την ημερομηνία της αρχικής αναγνώρισης και τα οποία εκτιμάται ότι θα έχουν επίπτωση στην ομαλή εξυπηρέτηση των δανείων.

Τέλος, έλεγχος απομείωσης διενεργείται σε χρηματοδοτήσεις που έχουν γίνει σε κλάδους της οικονομίας ή συγκεκριμένες γεωγραφικές περιοχές, που έχουν αρχίσει να εμφανίζουν προβλήματα, τα οποία ανεφύησαν μετά την ημερομηνία της αρχικής αναγνώρισης των δανείων.

β. Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου

Το ύψος του ανεξόφλητου υπολοίπου κάθε δανείου ή απαίτησης, αποτελεί για όλες τις εταιρίες του Ομίλου, το βασικό κριτήριο διαχωρισμού για το εάν ο έλεγχος της απομείωσης θα γίνει σε ατομική βάση, ή σε επίπεδο χαρτοφυλακίου.

Για τον ακριβή καθορισμό του ποσού σε κάθε εταιρία του Ομίλου λήφθηκαν υπόψη παράγοντες όπως η σύνθεση του χαρτοφυλακίου, οι συγκεκριμένες συνθήκες σε κάθε αγορά, όπως επίσης και η κτηθείσα μέχρι σήμερα εμπειρία, όσον αφορά τον έλεγχο και την εν γένει διαχείριση του χαρτοφυλακίου.

Ειδικότερα για τη μητρική του Ομίλου ALPHA BANK, το σημείο διαχωρισμού αποτελεί το ποσό των € 1 εκατ.

γ. Καθορισμός των χαρτοφυλακίων με κοινά χαρακτηριστικά κινδύνου

Στις περιπτώσεις που με βάση τα υπόλοιπα των δανείων, ο έλεγχος πρέπει να γίνει σε επίπεδο χαρτοφυλακίων που εμφανίζουν κοινά χαρακτηριστικά, όσον αφορά την εκδήλωση του πιστωτικού κινδύνου, οι ομάδες χαρτοφυλακίων επιλέγονται με κριτήρια:

i. τον κλάδο στον οποίον ανήκουν οι δανειολήπτριες εταιρίες (κατασκευαστικές, τεχνικές, τουριστικές κ.λπ.), αν πρόκειται για επιχειρηματικά δάνεια

ii. την κατηγορία του δανείου (καταναλωτικά, δάνεια με πιστωτικές κάρτες, στεγαστικά κ.λπ.), αν πρόκειται για δάνεια σε ιδιώτη

Οι εταιρίες του Ομίλου τηρούν εσωτερικά στοιχεία με περισσότερη ανάλυση και εφόσον από τα ιστορικά δεδομένα τεκμηριωθεί η ανάγκη, προβαίνουν σε περαιτέρω ανάλυση ή σε σύμπτυξη χαρτοφυλακίων.

δ. Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια

Ο εταιρίες του Ομίλου έχουν δημιουργήσει ισχυρή βάση με ιστορικά δεδομένα πέντε ετών, που περιλαμβάνει τα ποσά που τελικά απομειώνεται η αξία των δανείων (Loss given default – LGD), μετά την ολοκλήρωση των διαδικασιών αναγκαστικής εκτέλεσης ή άλλων μέτρων που λαμβάνουν, στα πλαίσια της προσπάθειας για την ικανοποίηση των απαιτήσεών τους από δάνεια και αφού ληφθούν υπόψη οι πάσης φύσεως ενοχικές και εμπράγματες εξασφαλίσεις επί των δανείων.
Με βάση τα δεδομένα αυτά, υπολογίζεται το ύψος της απομείωσης τόσο σε ατομικό επίπεδο, όσο και σε επίπεδο χαρτοφυλακίου, αφού δοθεί σε κάθε ροή η διάσταση του χρόνου.

Η αναγωγή των ταμειακών ροών σε παρούσες αξίες γίνεται με το αρχικό επιτόκιο της πραγματικής απόδοσης.

ε. Εκτοκισμός απομειωμένων δανείων

Όλα τα απομειωμένα δάνεια εκτοκίζονται με το αρχικό επιτόκιο της πραγματικής απόδοσης (effective interest rate) υπολογιζόμενο στο κεφάλαιο που έχει απομείνει μετά την απομείωση.

στ. Χειρισμός των ποσών απομείωσης

Αρχή του Ομίλου είναι να προβαίνει σε οριστικές διαγραφές με τα προς απομείωση ποσά των δανείων. Εξαίρεση γίνεται σε περιορισμένο αριθμό περιπτώσεων δανείων, με μεγάλα συνήθως υπόλοιπα, όπου δημιουργούνται υπο-αντίθετοι λογαριασμοί πρόβλεψης (allowance accounts).

ζ. Ανακτήσεις / εισπράξεις ποσών σε απομειωθέντα δάνεια

Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης ή εισπραχθούν ποσά από διαγραφέντα δάνεια, τα ποσά αυτά αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.14 Αναβαλλόμενη φορολογία

Αναβαλλόμενος φόρος είναι ο φόρος που θα πληρωθεί ή θα ανακτηθεί στο μέλλον και σχετίζεται με λογιστικές πράξεις που έγιναν κατά τη διάρκεια της κλειομένης χρήσεως αλλά θεωρούνται φορολογητέα έσοδα ή εκπεστέα έξοδα μελλοντικών χρήσεων. Υπολογίζεται στις προσωρινές διαφορές μεταξύ της φορολογικής βάσης των απαιτήσεων και υποχρεώσεων και της αντίστοιχης λογιστικής τους αξίας.

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις υπολογίζονται με τους φορολογικούς συντελεστές που αναμένονται να εφαρμοστούν στην περίοδο κατά την οποία θα τακτοποιηθεί η απαίτηση ή η υποχρέωση, λαμβάνοντας υπόψη τους φορολογικούς συντελεστές (και νόμους) που έχουν θεσπιστεί μέχρι την ημερομηνία του ισολογισμού.

Αναβαλλόμενες φορολογικές απαιτήσεις αναγνωρίζονται μόνο όταν πιθανολογούνται μελλοντικά φορολογητέα κέρδη, από τα οποία παρέχεται η δυνατότητα να εκπέσουν οι αντίστοιχες προσωρινές διαφορές.

Ο τρέχων και αναβαλλόμενος φόρος καταχωρείται στην Κατάσταση Αποτελεσμάτων, ή απευθείας στην Καθαρή Θέση αν αφορά στοιχεία που έχουν αναγνωρισθεί απευθείας στην Καθαρή Θέση.

1.15 Στοιχεία Ενεργητικού και υποχρεώσεις άμεσα συνδεδεμένες με στοιχεία Ενεργητικού κατεχόμενα προς πώληση

Περιουσιακά στοιχεία ή ομάδα αυτών, μαζί με τυχόν συνδεδεμένες υποχρεώσεις, για τα οποία έχει ληφθεί απόφαση να πωληθούν, καταχωρούνται ως στοιχεία κατεχόμενα προς πώληση.

Πρόκειται για ενσώματα πάγια στοιχεία που ο Όμιλος έχει αποκτήσει κυρίως μέσω πλειστηριασμών, στοιχεία που αφορούν την ξενοδοχειακή μονάδα Hilton Ρόδου της Ιονικής Ξενοδοχειακαί Επιχειρήσεις Α.Ε., για την οποία έχει ξεκινήσει διερευνητική διαδικασία ανευρέσεως ενδιαφερομένων αγοραστών και στοιχεία που αφορούν την Alpha Ασφαλιστική Α.Ε., για την οποία ο Όμιλος έχει υπογράψει συμφωνία πωλήσεώς της.

Πριν από την κατάταξή τους ως στοιχεία κατεχόμενα προς πώληση, τα στοιχεία της κατηγορίας αυτής αποτιμώνται με βάση τους κανόνες που επιβάλλονται από τα επιμέρους Λογιστικά Πρότυπα που τα αφορούν.

Τα κατεχόμενα προς πώληση στοιχεία, αρχικά, αναγνωρίζονται στη χαμηλότερη τιμή μεταξύ της λογιστικής και της εύλογης αξίας αφαιρουμένης της παρούσας αξίας τυχόν εξόδων που θα προκύψουν από την πώληση.

Οποιαδήποτε ζημία προκύψει από τη σύγκριση, καταχωρείται άμεσα στα αποτελέσματα. Η παραπάνω ζημία απομείωσης, η οποία δύναται να αναστραφεί στο μέλλον, κατανέμεται στα επιμέρους στοιχεία Ενεργητικού, αν η πρόθεση πώλησης αφορά ομάδα στοιχείων, με εξαίρεση ορισμένων στοιχείων αυτής της ομάδας, όπως ορίζει το Πρότυπο. Κατά τη διαδικασία κατανομής των ζημιών απομείωσης, πρώτα εξαλείφεται τυχόν υπεραξία (Goodwill), που αντιστοιχεί στην ομάδα και τυχόν υπόλοιπο, που απομένει, κατανέμεται αναλογικά στα υπόλοιπα στοιχεία.

Για τα στοιχεία Ενεργητικού που εντάσσονται στην κατηγορία αυτή δεν διενεργούνται αποσβέσεις. Εξετάζονται όμως, για τυχόν απομείωση, κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Κέρδη και ζημίες από διαθέσεις στοιχείων αυτής της κατηγορίας αναγνωρίζονται στα αποτελέσματα.

1.16 Χρηματοοικονομικές υποχρεώσεις

Ο Όμιλος για σκοπούς αποτίμησης διακρίνει τις χρηματοοικονομικές υποχρεώσεις στις ακόλουθες κατηγορίες:

α) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στην εύλογη αξία μέσω αποτελεσμάτων

i. Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία τα οποία κατέχονται για εμπορικούς σκοπούς αν:

- Υπάρχει πρόθεση για την πώληση ή την επαναγορά τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς, ή
- Είναι παράγωγα προϊόντα που δεν αποτελούν μέσα αντιστάθμισης

ii. Στην κατηγορία αυτή εντάσσονται επίσης χρηματοοικονομικές υποχρεώσεις τις οποίες ο Όμιλος επιλέγει, κατά την αρχική αναγνώριση, να αποτιμήσει στην εύλογη αξία μέσω των αποτελεσμάτων, σύμφωνα με τα κριτήρια που αναφέρονται στη σημείωση 1.6 (σημείο vii).

Ο Όμιλος έχει εντάξει στην κατηγορία των χρηματοοικονομικών υποχρεώσεων που κατέχονται για εμπορικούς σκοπούς, τα παράγωγα προϊόντα που δεν χρησιμοποιούνται για αντιστάθμιση άλλων μέσων.

Τα παράγωγα αυτά, όπως και οι υποχρεώσεις από παράγωγα προϊόντα τα οποία αποτελούν μέσα αντιστάθμισης, εμφανίζονται στις Υποχρεώσεις ως Παράγωγα χρηματοοικονομικά μέσα και οι κανόνες αποτίμησής τους ακολουθούν όσα αναφέρονται στη σημείωση 1.7.

Ο Όμιλος δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικές υποχρεώσεις στην εύλογη αξία μέσω των αποτελεσμάτων.

β) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στο αναπόσβεστο κόστος

Οι υποχρεώσεις αυτές εκτοκίζονται με τη μέθοδο του πραγματικού επιτοκίου.

Στην κατηγορία αυτή ανήκουν οι υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες, οι Ομολογίες εκδόσεώς μας και οι λοιπές δανειακές υποχρεώσεις.

Στην περίπτωση που χρηματοοικονομικές υποχρεώσεις της εν λόγω κατηγορίας υπεισέρχονται σε σχέση αντισταθμίσεως, εφαρμόζονται επιπλέον, οι αρχές που αναφέρονται στη σημείωση 1.7.

1.17 Προγράμματα παροχών στο προσωπικό

Στον Όμιλο λειτουργούν προγράμματα καθορισμένων παροχών καθώς και προγράμματα καθορισμένων συνεισφορών. Στα προγράμματα καθορισμένων παροχών η παροχή αποτελεί συνάρτηση των ετών υπηρεσίας και του μισθού και υπάρχει εγγύηση κάλυψής της από την Τράπεζα.

Στα προγράμματα καθορισμένων συνεισφορών ο Όμιλος καταβάλλει ένα καθορισμένο, κατά περίπτωση, ποσό εισφοράς σε έναν ανεξάρτητο φορέα. Ο Όμιλος δεν έχει περαιτέρω υποχρέωση, νομική ή τεκμαρτή, να καταβάλλει επιπλέον εισφορές, σε περίπτωση που ο φορέας αυτός δεν έχει τα απαραίτητα περιουσιακά στοιχεία για την κάλυψη των παροχών, που σχετίζονται με την υπηρεσία του προσωπικού στο τρέχον ή σε παρελθόντα έτη.

Η υποχρέωση που αναγνωρίζεται στις ενοποιημένες οικονομικές καταστάσεις για τα προγράμματα καθορισμένων παροχών, είναι η παρούσα αξία των δεδουλευμένων παροχών μείον την εύλογη αξία των περιουσιακών στοιχείων των προγραμμάτων, λαμβάνοντας υπόψη προσαρμογές για τυχόν αναλογιστικά αποτελέσματα (κέρδη/ζημίες) και κόστος για υπηρεσίες παρελθόντων ετών.

Το ύψος της υποχρέωσης προσδιορίζεται ετησίως βάσει αναλογιστικής μελέτης που εκπονείται από ανεξάρτητη αναλογιστική εταιρία, χρησιμοποιώντας τη μέθοδο της προβλεπόμενης μονάδας υποχρέωσης (projected unit credit method).

Η παρούσα αξία της προσδιορίζεται προεξοφλώντας τις εκτιμώμενες μελλοντικές χρηματοροές με το επιτόκιο που ισχύει για εταιρικό ομόλογο υψηλής πιστωτικής διαβάθμισης, που έχει εκδοθεί σε νόμισμα κοινό με αυτό στο οποίο καταβάλλεται η καθορισμένη παροχή και έχει εναπομένουσα διάρκεια που εναρμονίζεται με τη διάρκεια της σχετικής υποχρέωσης.

Τα συσσωρευμένα αναλογιστικά κέρδη/ζημίες, που προκύπτουν, από την απόκλιση μεταξύ εκτιμήσεων και εμπειρίας καθώς και τη μεταβολή των χρησιμοποιούμενων αναλογιστικών υποθέσεων, κατά το μέρος που υπερβαίνουν το 10% του μεγαλύτερου μεταξύ των δεδουλευμένων υποχρεώσεων και της εύλογης αξίας των περιουσιακών στοιχείων του προγράμματος, αποσβένονται σε περίοδο ίση με τη μέση εναπομένουσα εργάσιμη ζωή του προσωπικού.

Το κόστος από την υπηρεσία παρελθόντων ετών αναγνωρίζεται άμεσα στα αποτελέσματα χρήσεως, εκτός αν οι μεταβολές στη βάση υπολογισμού της παροχής εξαρτώνται από την παραμονή των εργαζομένων στην υπηρεσία για μία καθορισμένη χρονική περίοδο. Στη δεύτερη περίπτωση το κόστος υπηρεσίας παρελθόντων ετών αποσβένεται με τη γραμμική μέθοδο στη διάρκεια της περιόδου αυτής.

Για τα προγράμματα καθορισμένων συνεισφορών ο Όμιλος καταβάλλει εισφορές, σε φορείς ασφάλισης δημόσιου ή ιδιωτικού δικαίου καθώς και σε ασφαλιστικές εταιρίες και ειδικούς λογαριασμούς, σε υποχρεωτική ή προαιρετική βάση. Η υποχρέωση εξαντλείται στην καταβολή συγκεκριμένης εισφοράς κατά περίπτωση. Οι εισφορές αναγνωρίζονται στις δαπάνες προσωπικού εφαρμόζοντας την αρχή των δεδουλευμένων. Τυχόν προπληρωμένες εισφορές αναγνωρίζονται ως απαίτηση εφόσον συνοδεύονται είτε με επιστροφή μετρητών είτε με μείωση μελλοντικών εισφορών.

1.18 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό του Ομίλου

Ο Όμιλος επιβραβεύει ανώτερα στελέχη του, με κριτήριο την αποδοτικότητά τους, με την χορήγηση δικαιωμάτων προαιρέσεως επί μετοχών της Τραπέζης. Η εξάσκησή τους γίνεται μετά από την παρέλευση τριετίας από την ημερομηνία χορηγήσεώς τους.

Η εύλογη αξία τους, που προσδιορίζεται κατά την ημερομηνία διάθεσης, αναγνωρίζεται ως αμοιβή (έξοδο) προσωπικού με αντίστοιχη αύξηση αποθεματικού της καθαρής θέσης, κατά την περίοδο μεταξύ διάθεσης και εξάσκησης των εν λόγω δικαιωμάτων. Το ποσό που καταβάλλεται από τους κατόχους των δικαιωμάτων κατά την εξάσκησή τους αυξάνει το μετοχικό κεφάλαιο και το σχηματισθέν αποθεματικό από τα εξασκηθέντα δικαιώματα μεταφέρεται στον λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

1.19 Προβλέψεις

Προβλέψεις αναγνωρίζονται όταν υπάρχει παρούσα νομική ή τεκμαιρόμενη υποχρέωση, που έχει προκληθεί από γεγονότα που έχουν ήδη συμβεί και είναι βέβαιο ότι η τακτοποίησή της θα δημιουργήσει μία εκροή, το ύψος της οποίας μπορεί να εκτιμηθεί αξιόπιστα.
Η αναγνώριση των προβλέψεων γίνεται στην παρούσα αξία των κεφαλαίων που αναμένεται να απαιτηθούν για να τακτοποιήσουν την συγκεκριμένη υποχρέωση.
Ο υπολογισμός της παρούσας αξίας στηρίζεται σε προεξοφλητικά επιτόκια που αντανακλούν τις σημερινές εκτιμήσεις για την χρονική αξία του χρήματος.
Οι σχηματισθείσες ήδη προβλέψεις μειώνονται με τα ποσά που καταβάλλονται για τον διακανονισμό των συγκεκριμένων υποχρεώσεων.
Το ποσό της σχηματισμένης προβλέψεως επανεκτιμάται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.
Προβλέψεις για μελλοντικές λειτουργικές ζημίες δεν αναγνωρίζονται.
Μελλοντικά γεγονότα τα οποία μπορεί να επηρεάσουν το ποσό που θα απαιτηθεί για την τακτοποίηση της υποχρεώσεως για την οποία έχει σχηματισθεί πρόβλεψη, λαμβάνονται υπόψη μόνο όταν υπάρχουν επαρκείς αντικειμενικές ενδείξεις ότι θα επισυμβούν.

Αποζημιώσεις που τυχόν λαμβάνονται από τρίτους και αφορούν μέρος ή όλο το ποσό της εκτιμώμενης εκροής, αναγνωρίζονται σαν στοιχείο του Ενεργητικού, μόνο όταν είναι βέβαια η είσπραξή τους. Στην κατάσταση αποτελεσμάτων, το έξοδο που αφορά την πρόβλεψη εμφανίζεται συμψηφισμένο με το ποσό που αναγνωρίζεται για αποζημίωση.

1.20 Συμφωνίες πώλησης και επαναγοράς

Ο Όμιλος προβαίνει σε αγορές χρεογράφων βάσει συμφωνιών επαναπώλησής των σε συγκεκριμένη ημερομηνία στο μέλλον και σε συγκεκριμένη τιμή. Τα χρεόγραφα που αγοράζονται με σκοπό να επαναπωληθούν στο μέλλον δεν αναγνωρίζονται σαν επενδύσεις.

Τα ποσά που πληρώνονται καταχωρούνται ως δάνεια και απαιτήσεις σε Τράπεζες ή πελάτες ανάλογα. Η διαφορά μεταξύ της τιμής αγοράς και της τιμής επαναπώλησης αναγνωρίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Τα χρεόγραφα που πωλούνται βάσει συμφωνιών επαναγοράς δεν διαγράφονται από τον ενοποιημένο ισολογισμό. Εμφανίζονται σαν επενδύσεις και αποτιμώνται σύμφωνα με τις αρχές αποτίμησης της κατηγορίας στην οποία έχουν ενταχθεί.

Οι εισπράξεις από την πώληση των χρεογράφων αυτών εμφανίζονται σαν υποχρεώσεις προς πελάτες ή τράπεζες ανάλογα. Η διαφορά μεταξύ της αξίας πώλησης και της τιμής επαναγοράς εμφανίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Χρεόγραφα τα οποία ο Όμιλος δανείζεται, δεν αναγνωρίζονται στον ενοποιημένο ισολογισμό, εκτός και αν αυτά πωληθούν σε τρίτους, οπότε το κέρδος από την πώλησή τους αναγνωρίζεται στα αποτελέσματα χρηματοοικονομικών πράξεων και η υποχρέωση παράδοσής τους αναγνωρίζεται στην εύλογη αξία.

1.21 Καθαρή Θέση

Έξοδα αυξήσεως μετοχικού κεφαλαίου
Άμεσα έξοδα για την έκδοση μετοχών, εμφανίζονται μετά την αφαίρεση του σχετικού φόρου εισοδήματος, σε μείωση του προϊόντος της έκδοσης.

Διαφορά από έκδοση μετοχών υπέρ το άρτιο
Στις περιπτώσεις εξαγοράς επιχειρήσεων από εταιρίες του Ομίλου, με έκδοση μετοχών, οι οποίες δίδονται ως αντάλλαγμα, η διαφορά, μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της χρηματιστηριακής τους τιμής, καταχωρείται στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».
Στο λογαριασμό αυτό καταχωρείται και η διαφορά μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της τιμής διαθέσεώς τους σε περίπτωση αυξήσεως μετοχικού κεφαλαίου.

Ίδιες μετοχές
Το κόστος κτήσεως ιδίων μετοχών εμφανίζεται αφαιρετικά των ιδίων κεφαλαίων. Κάθε κέρδος ή ζημία από την πώληση ιδίων μετοχών, καθαρό από άμεσα για τη συναλλαγή έξοδα και φόρους, αναγνωρίζεται απευθείας στο λογαριασμό «Αποτέλεσμα εις νέον».

Αποτελέσματα εις νέον
Τα πληρωτέα μερίσματα μειώνουν τον λογαριασμό «Αποτελέσματα εις νέον» και εγγράφονται ως υποχρέωση κατά το χρόνο εγκρίσεως από τη Γενική Συνέλευση των μετόχων.

1.22 Τόκοι έσοδα και έξοδα

Έσοδα και έξοδα τόκων αναγνωρίζονται στα αποτελέσματα για όλα τα χρηματοοικονομικά στοιχεία που αποτιμώνται στο αναπόσβεστο κόστος

Η αναγνώρισή τους γίνεται με βάση την αρχή των δεδουλευμένων και ο προσδιορισμός τους με τη μέθοδο του πραγματικού επιτοκίου.
Η μέθοδος του πραγματικού επιτοκίου είναι μια μέθοδος υπολογισμού του αναπόσβεστου κόστους ενός χρηματοοικονομικού στοιχείου και επιμερισμού των εσόδων ή εξόδων από τόκους κατά τη διάρκεια της σχετικής περιόδου.

Πραγματικό επιτόκιο είναι το επιτόκιο που προεξοφλεί ακριβώς τις αναμενόμενες ροές των μελλοντικών εισπράξεων ή πληρωμών ενός χρηματοοικονομικού μέσου μέχρι την λήξη της ζωής του ή την επόμενη ημερομηνία αναπροσαρμογής του επιτοκίου του, ώστε η αξία προεξόφλησης να ισούται με την λογιστική αξία του χρηματοοικονομικού μέσου συμπεριλαμβανομένων και τυχόν εξόδων / εσόδων συναλλαγής .

Χρηματοοικονομικά στοιχεία που έχουν απομειωθεί, εκτοκίζονται στο νέο, απομειωμένο πλέον, υπόλοιπό τους με το πραγματικό τους επιτόκιο.

Έσοδα και έξοδα εκ τόκων υπολογίζονται επίσης και για τα τοκοφόρα χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία.

1.23 Αμοιβές και έσοδα από προμήθειες

Αναγνωρίζονται στα αποτελέσματα κατά το χρόνο που παρασχέθηκαν οι σχετικές υπηρεσίες.

Έσοδα συναλλαγής κατά τη δημιουργία ενός χρηματοοικονομικού μέσου που αποτιμάται στο αναπόσβεστο κόστος, όπως είναι τα δάνεια και οι απαιτήσεις, κεφαλαιοποιούνται και αποσβένονται κατά τη διάρκεια ζωής του χρηματοοικονομικού μέσου, με τη μέθοδο του πραγματικού επιτοκίου.

1.24 Διακοπτόμενες δραστηριότητες

Διακοπτόμενη δραστηριότητα είναι ένα συστατικό μέρος μιας επιχειρηματικής οντότητας, το οποίο είτε έχει πωληθεί, είτε έχει χαρακτηρισθεί ως κατεχόμενο προς πώληση και αντιπροσωπεύει:

- μία κύρια επιχειρηματική δραστηριότητα του Ομίλου ή
- σύνολο δραστηριοτήτων σε μία γεωγραφική περιοχή λειτουργίας ή
- μία θυγατρική η οποία αποκτήθηκε με σκοπό τη μεταπώλησή της

Τα στοιχεία Ενεργητικού και Υποχρεώσεων των διακοπτόμενων δραστηριοτήτων, εμφανίζονται διακριτά (σε μία ξεχωριστή γραμμή) από τα υπόλοιπα στοιχεία του Ισολογισμού, δίχως να συμψηφίζονται μεταξύ τους.

Τυχόν αποτελέσματα που αφορούν τις διακοπτόμενες δραστηριότητες, τα οποία έχουν καταχωρηθεί απευθείας στην Καθαρή Θέση, εμφανίζονται επίσης διακριτά (ως ξεχωριστή γραμμή εντός της Καθαρής Θέσεως).

Τα κέρδη ή οι ζημίες μετά από φόρο που προέρχονται από τις διακοπτόμενες δραστηριότητες, καθώς και οι τυχόν ζημίες απομείωσης από τη συνολική αποτίμηση του κλάδου, εμφανίζονται σε ξεχωριστή γραμμή της κατάστασης αποτελεσμάτων, μετά τα καθαρά κέρδη από τις συνεχιζόμενες δραστηριότητες της επιχείρησης.

Οι οικονομικές καταστάσεις των συγκριτικών περιόδων αναμορφώνονται μόνο σε ότι αφορά την κατάσταση αποτελεσμάτων και ταμειακών ροών.

Ο Όμιλος έχει κατατάξει την θυγατρική του εταιρία Alpha Ασφαλιστική Α.Ε., η οποία αποτελεί σημαντικό μέρος του επιχειρηματικού τομέα Asset Management/Insurance ως διακοπτόμενη δραστηριότητα, λόγω της πρόσφατης υπογραφής συμφωνίας για την πώληση της.

1.25 Συγκριτικά στοιχεία

Όπου κρίνεται απαραίτητο, τα συγκριτικά στοιχεία της προηγουμένης περιόδου, αναπροσαρμόζονται για να καλύψουν αλλαγές στην παρουσίαση της τρεχούσης περιόδου.

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Από απαιτήσεις κατά πιστωτικών ιδρυμάτων	116.538	126.744
Από επενδύσεις σε χρεόγραφα	261.124	120.200
Από δάνεια και απαιτήσεις κατά πελατών	1.998.864	1.538.468
Από υποχρεώσεις προς πιστωτικά ιδρύματα	(186.538)	(85.568)
Από υποχρεώσεις προς πελάτες	(357.421)	(253.825)
Από ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	(352.583)	(195.332)
Λοιποί	(62.368)	(32.293)
Σύνολο	**1.417.616**	**1.218.394**

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Χορηγήσεων	62.344	52.279
Εγγυητικών επιστολών	37.530	35.518
Εισαγωγών-εξαγωγών	18.841	19.957
Πιστωτικών καρτών	48.130	39.745
Συναλλαγών	86.101	82.864
Αμοιβαίων κεφαλαίων	65.155	56.856
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	4.106	12.964
Λοιπές	77.901	52.132
Σύνολο	**400.108**	**352.315**

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Μετοχών διαθεσίμων προς πώληση	2.700	2.580
Σύνολο	**2.700**	**2.580**

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Από συναλλαγματικές διαφορές	32.528	25.450
Από χρεόγραφα εμπορικού χαρτοφυλακίου	4.884	(6.654)
Από χρεόγραφα διαθέσιμα προς πώληση	22.630	4.590
Από λοιπά χρηματοοικονομικά μέσα	(4.546)	1.862
Σύνολο	**55.496**	**25.248**

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Από ασφαλιστικές δραστηριότητες	946	6.347
Από ξενοδοχειακές δραστηριότητες	46.733	41.747
Από ενοίκια λειτουργικής μίσθωσης	4.267	3.925
Από πώληση παγίων	3.471	7.214
Υπεραξία από την απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	7.695
Λοιπά	11.238	23.187
Σύνολο	**66.655**	**90.115**

Ειδικότερα τα έσοδα από ασφαλιστικές δραστηριότητες αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Γενικές Ασφαλίσεις		
Ασφάλιστρα και άλλα συναφή έσοδα	12.592	14.587
Μείον:		
Αντασφάλιστρα	(2.825)	(587)
Προμήθειες παραγωγής	(1.184)	(1.406)
Αποζημιώσεις ασφαλισμένων	(9.864)	(8.202)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	3.491	2.153
Αποτέλεσμα από γενικές ασφαλίσεις	**2.210**	**6.545**
Ασφαλίσεις Ζωής		
Ασφάλιστρα και άλλα συναφή έσοδα	7.535	6.759
Μείον:		
Αντασφάλιστρα	(1.107)	(1.188)
Προμήθειες παραγωγής	(693)	(934)
Αποζημιώσεις ασφαλισμένων	(7.462)	(5.617)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	463	782
Αποτέλεσμα από ασφαλίσεις ζωής	**(1.264)**	**(198)**
Σύνολο	**946**	**6.347**

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Μισθοί και ημερομίσθια	319.601	283.605
Εισφορές κοινωνικής ασφάλισης	83.449	78.425
Έξοδα προγραμμάτων καθορισμένων παροχών (σημείωση 30)	51.506	51.852
Λοιπές επιβαρύνσεις	21.529	18.275
Σύνολο	**476.085**	**432.157**

Στις αμοιβές και έξοδα προσωπικού της 31.12.2006 συμπεριλαμβάνεται ποσό € 5.158 (31.12.2005: € 2.245) που αφορά αναλογία περιόδου της αποτίμησης δικαιωμάτων προαιρέσεως, που έχουν χορηγηθεί στο προσωπικό, όπως είχε προσδιορισθεί κατά την ημερομηνία διαθέσεως.

Ο αριθμός του απασχολουμένου προσωπικού στον Όμιλο κατά την 31.12.2006 ήταν 12.069 (31.12.2005: 11.484) άτομα. Εξ αυτών 8.017 (31.12.2005: 8.204) άτομα εργάζονταν στο εσωτερικό και 4.052 (31.12.2005: 3.280) άτομα εργάζονταν στο εξωτερικό.

Προγράμματα καθορισμένων συνεισφορών

Το σύνολο του προσωπικού του Ομίλου στην Ελλάδα είναι ασφαλισμένο για την κύρια σύνταξη στο Ίδρυμα Κοινωνικών Ασφαλίσεων. Ειδικότερα για το προσωπικό της Τραπέζης ισχύουν τα παρακάτω:

α) Το προσωπικό που προέρχεται από την Ιονική και Λαϊκή Τράπεζα της Ελλάδος είναι ασφαλισμένο στον πολυεργοδοτικό φορέα ΤΑΠΙΛΤΑΤ για την επικουρική σύνταξη. Σύμφωνα με νομική γνωμάτευση δεν υφίσταται υποχρέωση κάλυψης τυχόν ελλειμμάτων του Ταμείου από την Τράπεζα. Ως εκ τούτου ο λογιστικός χειρισμός που ακολουθείται είναι αυτός του ταμείου καθορισμένων συνεισφορών.

β) Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την υγειονομική περίθαλψη στο Ταμείο Ασφαλίσεως Ασθενείας Προσωπικού Τραπεζών Πίστεως, Γενικής, Αμέρικαν Εξπρές κ.α. το οποίο είναι ταμείο καθορισμένων συνεισφορών.

Προγράμματα καθορισμένων παροχών

Ανάλυση των υποχρεώσεων από προγράμματα καθορισμένων παροχών, γίνεται στη σημείωση 30.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Λειτουργικές μισθώσεις κτηρίων	29.232	25.141
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	21.524	17.955
Δαπάνες μηχανογραφήσεως	37.607	32.051
Προβολή και διαφήμιση	35.095	28.550
Τηλεφωνικά-ταχυδρομικά	25.930	22.098
Αμοιβές τρίτων	35.485	29.762
Παροχή οικονομικών πληροφοριών από τρίτους	11.124	8.309
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	12.936	11.445
Ασφάλιστρα	5.853	8.150
Υλικά γραφείου	6.980	5.943
Δαπάνες ηλεκτρικής ενέργειας	7.822	6.895
Αμοιβές τρίτων για εξεύρεση πελατείας	6.382	5.565
Φόροι (Φ.Π.Α., ακίνητης περιουσίας, κ.λπ.)	37.008	32.311
Λοιπά	72.314	67.472
Σύνολο	**345.292**	**301.647**

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Από δάνεια και απαιτήσεις κατά πελατών	244.631	259.697
Από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(13)	-
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	14.946	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(5.610)	(4.824)
Σύνολο	**253.954**	**254.873**

10.1 Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 32% για τη χρήση 2005, με 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύονται, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.97 έως 20.3.2002. Σε περίπτωση συγχώνευσης επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 22% για τα κέρδη της χρήσεως 2005 και με 24% για τα κέρδη της χρήσεως 2006, λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Τρέχων Φόρος	129.892	116.613
Πρόσθετος φόρος φορολογικού ελέγχου	10.771	-
Αναβαλλόμενος Φόρος	34.764	15.458
Σύνολο φόρου εισοδήματος	**175.427**	**132.071**

Η αύξηση του φόρου εισοδήματος οφείλεται στα αυξημένα κέρδη της χρήσεως 2006, στην αύξηση του συντελεστή φορολόγησης των κερδών και στον πρόσθετο φόρο από τον έλεγχο των χρήσεων 2003 έως και 2005 της Τραπέζης και της Alpha Αστικά Ακίνητα Α.Ε. για τις χρήσεις 2000 έως και 2005.

Ο αναβαλλόμενος φόρος στην Κατάσταση Αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.12.2006	**31.12.2005**
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	10.343	13.200
Δάνεια και απαιτήσεις	8.118	30
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	313	(2.854)
Αποτίμηση παραγώγων	8.518	(4.497)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	2.031	2.660
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας	3.046	4.315
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	402	(495)
Λοιπές προσωρινές διαφορές	1.993	3.099
Σύνολο	**34.764**	**15.458**

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή

		31.12.2006		31.12.2005
Κέρδη προ φόρων		800.757		634.141
Φόρος εισοδήματος	23,66%*	189.466	20,84%*	132.180
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,05%	404	0,06%	388
Εισόδημα μη υπαγόμενο στο φόρο	(4,02%)	(32.179)	(0,45%)	(2.881)
Έξοδα μη εκπεστέα	1,16%	9.257	0,55%	3.446
Αναλογία των αφορολόγητων εσόδων στα κέρδη χρήσεως	(0,87%)	(6.980)	(1,33%)	(8.407)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα κέρδη	0,74%	5.891	0,89%	5.665
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον υπολογισμό του τρέχοντος και αναβαλλόμενου φόρου	0,15%	1.184	0,27%	1.707
Λοιπές φορολογικές προσαρμογές	(0,29%)	(2.238)	0,21%	1.315
Χρησιμοποιηθείσες φορολογικές ζημίες	(0,02%)	(149)	(0,21%)	(1.342)
Πρόσθετο φόρο φορολογικού ελέγχου	1,35%	10.771	-	-
Φόρος Εισοδήματος	**21,91%**	**175.427**	**20,83%**	**132.071**

* Ο εφαρμοστέος συντελεστής φόρου εισοδήματος 23,66% για το 2006 και 20,84% για το 2005 είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές του Ομίλου.

10.2 Φόρος αποθεματικών (Ν. 3513/2006 άρθρο 10)

Η ελληνική φορολογική νομοθεσία επιτρέπει στις επιχειρήσεις να σχηματίζουν αφορολόγητα αποθεματικά τα οποία προέρχονται, είτε από κέρδη τα οποία είχαν απαλλαγεί από το φόρο εισοδήματος κατά ρητή διατύπωση διατάξεων νόμων (π.χ. κέρδη από πώληση χρεογράφων, κέρδη αμοιβαίων κεφαλαίων), είτε από έσοδα τα οποία είχαν φορολογηθεί αυτοτελώς με εξάντληση της φορολογικής υποχρέωσης για το νομικό πρόσωπο και όχι για τους μετόχους του (π.χ. τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου). Τα ανωτέρω αποθεματικά θα φορολογούνταν, σε περίπτωση διανομής ή κεφαλαιοποίησεως, με τον ισχύοντα κατά το χρόνο της διανομής ή κεφαλαιοποίησεως συντελεστή φορολογίας εισοδήματος των νομικών προσώπων.

Με το άρθρο 10 του Ν. 3513/2006 επιβλήθηκε εφάπαξ φορολόγηση των ανωτέρω αποθεματικών, που είχαν σχηματίσει μέχρι και 31.12.2005 οι ημεδαπές τραπεζικές ανώνυμες εταιρίες, καθώς και τα εγκατεστημένα στην Ελλάδα υποκαταστήματα αλλοδαπών τραπεζών.

Οι συντελεστές φορολογίας ήταν 15% για τα αποθεματικά που είχαν σχηματισθεί από κέρδη απαλλασσόμενα του φόρου και 10% για τα αποθεματικά που προήρχοντο από έσοδα τα οποία είχαν φορολογηθεί αυτοτελώς.

Ο εφάπαξ φόρος αποθεματικών που προέκυψε για την Τράπεζα ανήλθε σε € 73.902. Με την καταβολή του φόρου αυτού εξαντλήθηκε κάθε φορολογική υποχρέωση της Τραπέζης καθώς και των μετόχων της και ως εκ τούτου τα ανωτέρω αποθεματικά δύνανται να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία άλλη φορολογική επιβάρυνση.

11. Καθαρά κέρδη, μετά από φόρους, από διακοπτόμενες δραστηριότητες

Την 16.10.2006 η Τράπεζα ανακοίνωσε την υπογραφή συμφωνίας για την πώληση του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.
Με τη συμφωνία αυτή, η Τράπεζα επικεντρώνει τη δραστηριότητά της στη διανομή ασφαλιστικών προϊόντων, ενώ η παραγωγή και ο ασφαλιστικός κίνδυνος αναλαμβάνονται πλέον από μία εκ των μεγαλύτερων και ισχυρότερων ασφαλιστικών εταιριών παγκοσμίως.

Η ολοκλήρωση της συμφωνίας θα πραγματοποιηθεί μετά την εξασφάλιση των, κατά νόμο, εγκρίσεων από τις εποπτικές αρχές.

Τα κέρδη, μετά από φόρους, που προέρχονται από την Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα, αναλύονται κατωτέρω:

	Από 1 Ιανουαρίου έως	
	31.12.2006	**31.12.2005**
Καθαρό έσοδο από τόκους	5.501	6.551
Καθαρό έσοδο από αμοιβές και προμήθειες	2.381	1.972
Έσοδα από μερίσματα	-	60
Αποτελέσματα χρηματοοικονομικών πράξεων	3.904	4.922
Λοιπά έσοδα (Ασφάλιστρα κ.λπ.)	26.970	21.546
Σύνολο εσόδων	**38.756**	**35.051**
Αμοιβές και έξοδα προσωπικού	(14.624)	(13.967)
Γενικά διοικητικά έξοδα	(10.923)	(8.108)
Αποσβέσεις	(1.727)	(2.927)
Σύνολο εξόδων	**(27.274)**	**(25.002)**
Ζημίες απομείωσης και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(1.200)	(1.972)
Κέρδη προ φόρων	**10.282**	**8.077**
Φόρος εισοδήματος	(7.595)	(4.277)
Καθαρά κέρδη μετά από φόρους	**2.687**	**3.800**
Καθαρά Κέρδη αναλογούντα στους Μετόχους της Τραπέζης	**2.645**	**3.751**
Καθαρά Κέρδη αναλογούντα σε τρίτους	42	49
Καθαρά κέρδη ανά μετοχή		
Βασικά (€ ανά μετοχή)	0,01	0,01
Προσαρμοσμένα (€ ανά μετοχή)	0,01	0,01

Στο φόρο εισοδήματος χρήσεως 2006 περιλαμβάνεται ποσό € 2,4 εκατ., που αφορά πρόσθετο φόρο που προέκυψε από τον φορολογικό έλεγχο των χρήσεων 2002 έως και 2005.

Ο αριθμός απασχολουμένου προσωπικού κατά την 31.12.2006 ήταν 343 άτομα (31.12.2005: 360).

12. Καθαρά κέρδη ανά μετοχή

Βασικά κέρδη ανά μετοχή:

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τον Όμιλο, κοινών μετοχών της Τραπέζης, κατά την ανωτέρω περίοδο.

	Από 1 Ιανουαρίου έως	
	31.12.2006	**31.12.2005**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	551.987	502.174
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.178.069	400.859.272
Βασικά κέρδη ανά μετοχή Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε € ανά μετοχή)	1,40	1,25
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	549.342	498.423
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.178.069	400.859.272
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε € ανά μετοχή)	1,40	1,24
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες εξαιρουμένης της εφάπαξ φορολόγησης αποθεματικών	625.889	502.174
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.178.069	400.859.272
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες εξαιρουμένης της εφάπαξ φορολόγησης αποθεματικών (σε € ανά μετοχή)	1,59	1,25

Προσαρμοσμένα κέρδη ανά μετοχή:

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως. Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως	
	31.12.2006	**31.12.2005**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	551.987	502.174
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.178.069	400.859.272
Προσαρμογή για δικαιώματα προαιρέσεως	731.705	550.066
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	393.909.774	401.409.338
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε € ανά μετοχή)	1,40	1,25

	Από 1 Ιανουαρίου έως	
	31.12.2006	**31.12.2005**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	549.342	498.423
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.178.069	400.859.272
Προσαρμογή για δικαιώματα προαιρέσεως	731.705	550.066
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	393.909.774	401.409.338
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε € ανά μετοχή)	1,39	1,24
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες εξαιρουμένης της εφάπαξ φορολόγησης αποθεματικών	625.889	502.174
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.178.069	400.859.272
Προσαρμογή για δικαιώματα προαιρέσεως	731.705	550.066
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	393.909.774	401.409.338
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες εξαιρουμένης της εφάπαξ φορολόγησης αποθεματικών (σε € ανά μετοχή)	1,59	1,25

Τόσο τα βασικά, όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-31.12.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 3.5.2006, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 18.4.2006.

Ενεργητικό

13. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	31.12.2006	31.12.2005
Ταμείο	364.905	305.144
Επιταγές εισπρακτέες	74.649	53.727
Διαθέσιμα σε Κεντρικές Τράπεζες	2.236.148	1.843.511
Σύνολο	**2.675.702**	**2.202.382**
Εκ των οποίων, δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	1.435.899	1.202.541

Ταμείο και ταμειακά ισοδύναμα (όπως εμφανίζονται στην κατάσταση ταμειακών ροών)

	31.12.2006	31.12.2005
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.239.803	997.602
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	395.604	2.148.476
Βραχυπρόθεσμες τοποθετήσεις σε άλλες τράπεζες	2.937.316	2.517.497
Ταμείο και ταμειακά ισοδύναμα από συνεχιζόμενες δραστηριότητες	**4.572.723**	**5.663.575**
Ταμείο και ταμειακά ισοδύναμα από διακοπτόμενες δραστηριότητες	3.108	2.239
Ταμείο και ταμειακά ισοδύναμα από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	**4.575.831**	**5.665.814**

14. Απαιτήσεις κατά πιστωτικών ιδρυμάτων

	31.12.2006	31.12.2005
Τοποθετήσεις σε άλλες τράπεζες	4.248.790	2.635.460
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	395.605	2.148.476
Συσσωρευμένες απομειώσεις	(7.683)	(8.707)
Σύνολο	**4.636.712**	**4.775.229**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2005	-
Προβλέψεις από εξαγορά Jubanka A.D. Beograd	8.707
Υπόλοιπο 31.12.2005	**8.707**
Μείωση ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων (σημείωση 9)	(13)
Συναλλαγματικές διαφορές	(1.011)
Υπόλοιπο 31.12.2006	**7.683**

15. Αξιόγραφα χαρτοφυλακίου συναλλαγών

	31.12.2006	31.12.2005
Κρατικοί τίτλοι	186.753	90.912
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	33.084	25.952
- Μη εισηγμένοι	53.414	-
Μετοχές:		
- Εισηγμένες	32.740	5.774
Σύνολο	**305.991**	**122.638**

16. Παράγωγα χρηματοοικονομικά μέσα (απαιτήσεις και υποχρεώσεις)

	31 Δεκεμβρίου 2006		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	769.553	7.139	5.410
Προθεσμιακές πράξεις (fx swaps)	1.564.998	17.636	10.072
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	533.026	67.005	61.398
Δικαιώματα προαίρεσης (currency options)	254.115	1.722	1.202
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	1.745	6	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**3.123.437**	**93.508**	**78.082**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	9.540.482	104.473	84.118
Δικαιώματα προαίρεσης (caps)	220.399	1.322	711
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**9.760.881**	**105.795**	**84.829**
Προθεσμιακά συμβόλαια (futures)	450.704	1	317
Δικαιώματα προαίρεσης (options)	100.000	4	-
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**550.704**	**5**	**317**
γ. Παράγωγα επί μετοχών			
Πράξεις ανταλλαγής μετοχών (equity swaps)	25.427	847	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**25.427**	**847**	**-**
δ. Παράγωγα επί δεικτών			
Προθεσμιακά συμβόλαια (futures)	4.930	-	44
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**4.930**	**-**	**44**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	72.917	-	2.603
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	191.168	-	39.541
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**264.085**	**-**	**42.144**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	1.660.127	45.521	19.160
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**1.660.127**	**45.521**	**19.160**
Γενικό Σύνολο	**15.389.591**	**245.676**	**224.576**

	31 Δεκεμβρίου 2005		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία Απαιτήσεις	Εύλογη αξία Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	557.502	2.394	3.218
Προθεσμιακές πράξεις (fx swaps)	928.696	5.231	4.944
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	614.987	57.825	53.789
Δικαιώματα προαίρεσης (currency options)	296.363	1.910	1.946
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	24.191	57	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**2.421.739**	**67.417**	**63.897**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	3.376.098	67.120	44.435
Δικαιώματα προαίρεσης (caps)	27.801	149	166
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**3.403.899**	**67.269**	**44.601**
Δικαιώματα προαίρεσης (options)	153.477	35	161
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**153.477**	**35**	**161**
γ. Παράγωγα επί μετοχών και δεικτών			
Συμβόλαια μελλοντικής εκπλήρωσης (futures)	4.624	18	115
Δικαιώματα προαίρεσης (options)	34.036	178	-
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**38.660**	**196**	**115**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	219.730	-	15.138
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**219.730**	**-**	**15.138**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	1.263.522	4.080	16.324
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**1.263.522**	**4.080**	**16.324**
Γενικό Σύνολο	**7.501.027**	**138.997**	**140.236**

17. Δάνεια και απαιτήσεις κατά πελατών

	31.12.2006	31.12.2005
Ιδιώτες:		
Στεγαστικά	8.812.267	6.937.685
Καταναλωτικά	2.445.129	2.029.704
Πιστωτικές κάρτες	942.025	883.605
Λοιπά δάνεια	217.035	193.181
Σύνολο	**12.416.456**	**10.044.175**
Εταιρίες:		
Επιχειρηματικά δάνεια	18.992.719	16.728.566
Leasing	1.086.745	843.011
Factoring	495.692	386.600
Σύνολο	**20.575.156**	**17.958.177**
Λοιπές απαιτήσεις	196.492	302.224
Ασφαλιστικές δραστηριότητες:		
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	12.179	92.327
	33.200.283	**28.396.903**
Μείον:		
Συσσωρευμένες απομειώσεις	(977.249)	(1.040.360)
Σύνολο	**32.223.034**	**27.356.543**

Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη, για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 14.946. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 992.195.

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	31.12.2006	**31.12.2005**
Έως ένα (1) έτος	318.043	299.764
Από ένα (1) έτος έως και πέντε (5) έτη	553.620	411.707
Πέραν των πέντε (5) ετών	588.952	331.601
	1.460.615	1.043.072
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(373.870)	(200.061)
Απαιτήσεις από χρηματοδοτικές μισθώσεις	**1.086.745**	**843.011**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	31.12.2006	**31.12.2005**
Έως ένα (1) έτος	257.139	260.462
Από ένα (1) έτος έως και πέντε (5) έτη	395.356	320.666
Πέραν των πέντε (5) ετών	434.250	261.883
Σύνολο	**1.086.745**	**843.011**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2005	**757.951**
Προβλέψεις από εξαγορά Jubanka A.D. Beograd	59.654
Συναλλαγματικές διαφορές	2.151
Ζημιές απομειώσεως περιόδου	261.697
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(48.659)
Προβλέψεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	7.566
Υπόλοιπο 31.12.2005	**1.040.360**
Συσσωρευμένες προβλέψεις για στοιχεία Ενεργητικού κατεχόμενα προς πώληση	(4.847)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	71.650
Συναλλαγματικές διαφορές	(2.642)
Ζημιές απομειώσεως περιόδου (σημείωση 9)	244.631
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(371.903)
Υπόλοιπο 31.12.2006	**977.249**

18. Αξιόγραφα επενδυτικού χαρτοφυλακίου

Διαθέσιμα προς πώληση

	31.12.2006	**31.12.2005**
Κρατικοί τίτλοι	6.253.815	6.666.391
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	1.142.097	869.643
- Μη εισηγμένοι	28.897	2.823
Μετοχές:		
- Εισηγμένες	52.317	73.675
- Μη εισηγμένες	13.374	12.382
Λοιποί τίτλοι μεταβλητής αποδόσεως	62.102	120.148
Σύνολο	**7.552.602**	**7.745.062**

19. Επενδύσεις σε συγγενείς εταιρίες

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Υπόλοιπο αρχής περιόδου	11.389	107.363
Αγορές	104	837
Επιστροφές κεφαλαίου	(723)	
Μερίσματα εισπραχθέντα	(154)	(163)
Πώληση Τουριστικής Εταιρίας Λέσβου Α.Ε.	(631)	-
Πώληση ICAP A.E.	(5.332)	-
Εκκαθάριση Γαιογνώμων Α.Ε.	(140)	-
Μείωση ποσοστού Propindex A.E.	(14)	-
Συγχώνευση Δέλτα-Singular Α.Ε.Π.		(96.524)
Απομειώσεις αξίας		(105)
Αναλογία στα κέρδη (ζημίες)	(408)	(19)
Υπόλοιπο τέλους περιόδου	**4.091**	**11.389**

Οι συγγενείς εταιρίες του Ομίλου είναι οι εξής:

			Ποσοστό συμμετοχής Ομίλου %	
	Επωνυμία εταιρίας	**Έδρα**	**31.12.2006**	**31.12.2005**
α.	Τουριστική Εταιρία Λέσβου Α.Ε.(1)	Ελλάδα	-	24,99
β.	Εβισάκ Α.Ε.	Ελλάδα	27,00	27,00
γ.	Icap A.E.(2)	Ελλάδα	-	26,96
δ.	Γαιογνώμων Α.Ε. (3)	Ελλάδα	-	20,00
ε.	Propindex A.E. (4)	Ελλάδα	-	13,82
στ.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος(5)	Ελλάδα	50,00	50,00
ζ.	A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33
η.	Geosynthesis A.E. (6)	Ελλάδα	-	20,00

(1) Η Τουριστική Εταιρία Λέσβου Α.Ε. πουλήθηκε εντός του Φεβρουαρίου 2006 (σημείωση 46 παράγραφος γ).

(2) Η ICAP Α.Ε. πουλήθηκε εντός του Δεκεμβρίου 2006 (σημείωση 46 παράγραφος ιζ)

(3) Η Γαιογνώμων Α.Ε. εκκαθαρίστηκε τον Δεκέμβριο 2006 (σημείωση 46 παράγραφος ιε)

(4) Η εταιρία, στην οποία συμμετέχει η θυγατρική εταιρία της Τραπέζης Alpha Αστικά Ακίνητα Α.Ε., δεν αποτιμάται πλέον με τη μέθοδο της Καθαρής Θέσεως λόγω μειώσεως του ποσοστού συμμετοχής της θυγατρικής μας σε αυτήν, από 22,58% σε 18,42%, οπότε και μεταφέρθηκε στα αξιόγραφα επενδυτικού χαρτοφυλακίου.

(5) Η εταιρία είναι μη κερδοσκοπικού χαρακτήρα.

(6) Η Geosynthesis Α.Ε. πουλήθηκε εντός του Ιουνίου 2006 (σημείωση 46 παράγραφος στ)

Κατωτέρω αναλύεται η αναλογία του Ομίλου επί των κερδών/ζημιών εκάστης συγγενούς εταιρίας.

	Επωνυμία εταιρίας	**Ίδια κεφάλαια** (σε χιλ. €)	**Αποτέλεσμα περιόδου μετά από φόρους**	**Σύνολο** (σε χιλ. €)	**Αναλογία κερδών/ζημιών 31.12.2006**
α.	Εβισάκ Α.Ε.	2.914	114	3.028	10
β.	Icap A.E.	18.256	1.519	19.775	406
γ.	Propindex A.E.	61	(6)	55	(1)
δ.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	147	-	147	-
ε.	A.L.C. Novelle Investments Ltd	13.675	(1.654)	12.021	(823)
	Σύνολο	**35.053**	**(27)**	**35.026**	**(408)**

20. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	30.309
Συσσωρευμένες αποσβέσεις	(2.950)
Αναπόσβεστη αξία 1.1.2005	27.359
1.1.2005-31.12.2005	
Αναπόσβεστη αξία 1.1.2005	27.359
Συναλλαγματικές διαφορές	(439)
Προσθήκες	80
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π. (αναπόσβεστο κόστος κτήσεως)	33.606
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2005 (αναπόσβεστο κόστος κτήσεως)	443
Διαθέσεις	(6)
α) Αξία κτήσεως	(6)
β) Αποσβεσμένα	-
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	(33.463)
Μεταφορά από «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	2.519
Αποσβέσεις περιόδου	(549)
Αναπόσβεστη αξία 31.12.2005	29.550
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	33.061
Συσσωρευμένες αποσβέσεις	(3.511)
1.1.2006-31.12.2006	
Αναπόσβεστη αξία 1.1.2006	29.550
Συναλλαγματικές διαφορές	32
Προσθήκες	14
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2006	5.342
Διαθέσεις	(86)
α) Αξία κτήσεως	(86)
β) Αποσβεσμένα	-
Μεταφορά σε «Ιδιοχρησιμοποιούμενα Πάγια»	(1.680)
Μεταφορά από «Ιδιοχρησιμοποιούμενα Πάγια»	163
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	(1.470)
α) Αξία κτήσεως	(1.907)
β) Αποσβεσμένα	437
Αποσβέσεις περιόδου	(347)
Αναπόσβεστη αξία την 31.12.2006	31.518
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	34.948
Συσσωρευμένες αποσβέσεις	(3.430)

Η εύλογη αξία των επενδύσεων σε ακίνητα όπως προσδιορίσθηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε. με την μέθοδο του εισοδήματος (income method), χρησιμοποιώντας τη σημερινή τους πρόσοδο ως το ασφαλέστερο στοιχείο υπολογισμού της, διαμορφώνεται σε € 40 εκατ.

21. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	1.050.081	10.219	301.509	1.361.809
Συσσωρευμένες αποσβέσεις	(197.739)	(8.699)	(238.604)	(445.042)
Αναπόσβεστη αξία 1.1.2005	852.342	1.520	62.905	916.767
1.1.2005-31.12.2005				
Αναπόσβεστη αξία 1.1.2005	852.342	1.520	62.905	916.767
Συναλλαγματικές διαφορές	2.188	94	675	2.957
Προσθήκες	12.406	344	25.058	37.808
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π. (αναπόσβεστο κόστος κτήσεως)	-	530	191	721
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2005 (αναπόσβεστο κόστος κτήσεως)	26.350	-	7.897	34.247
Διαθέσεις	(7.948)	-	(1.124)	(9.072)
α) Αξία κτήσεως	(11.690)	(130)	(10.845)	(22.665)
β) Αποσβεσμένα	3.742	130	9.721	13.593
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση»	1.703	-	-	1.703
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Κινητό εξοπλισμό»	(5)	-	5	-
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	-	-	(28)	(28)
Μεταφορά σε «Επενδύσεις σε ακίνητα»	(2.519)	-	-	(2.519)
Αποσβέσεις περιόδου	(20.141)	(581)	(23.889)	(44.611)
Αναπόσβεστη αξία 31.12.2005	864.376	1.907	71.690	937.973
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	1.076.377	3.347	342.984	1.422.708
Συσσωρευμένες αποσβέσεις	(212.001)	(1.440)	(271.294)	(484.735)
1.1.2006-31.12.2006				
Αναπόσβεστη αξία 1.1.2006	864.376	1.907	71.690	937.973
Συναλλαγματικές διαφορές	3.332	119	768	4.219
Προσθήκες	36.380	608	39.374	76.362
Διαθέσεις	(2.442)	-	(508)	(2.950)
α) Αξία κτήσεως	(3.616)	-	(4.406)	(8.022)
β) Αποσβεσμένα	1.174	-	3.898	5.072
Μεταφορά σε «Οικόπεδα-Κτήρια» από «Επενδύσεις σε ακίνητα»	1.680	-	-	1.680
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Επενδύσεις σε ακίνητα»	(163)	-	-	(163)
Λοιπές μεταφορές	-	-	(485)	(485)
α) Αξία κτήσεως	-	-	(745)	(745)
β) Αποσβεσμένα	-	-	260	260
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	(34.861)	-	(2.583)	(37.444)
α) Αξία κτήσεως	(56.539)	-	(17.397)	(73.936)
β) Αποσβεσμένα	21.678	-	14.814	36.492
Αποσβέσεις περιόδου	(19.831)	(542)	(22.823)	(43.196)
Αναπόσβεστη αξία 31.12.2006	848.471	2.092	85.433	935.996
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	1.058.044	4.055	361.639	1.423.738
Συσσωρευμένες αποσβέσεις	(209.573)	(1.963)	(276.206)	(487.742)

Κατά την 31.12.2006 η Τράπεζα εξέτασε τα παραπάνω ακίνητα του Ομίλου για πιθανή απομείωση της αξίας τους και δεν προέκυψε περίπτωση αναγνώρισης σχετικής ζημίας.

22. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	-	-	108.799	108.799
Συσσωρευμένες αποσβέσεις	-	-	(77.938)	(77.938)
Αναπόσβεστη αξία 1.1.2005	-	-	30.861	30.861
1.1.2005-31.12.2005				
Αναπόσβεστη αξία 1.1.2005	-	-	30.861	30.861
Συναλλαγματικές διαφορές	-	-	(295)	(295)
Προσθήκες	-	-	21.601	21.601
Προσθήκες από απορρόφηση της Δέλτα Singular A.E.Π. (αναπόσβεστο κόστος κτήσεως)	-	-	239	239
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2005	54.022	17.473	918	72.413
α) Αξία κτήσεως	57.670	18.572	918	77.160
β) Συναλλαγματικές διαφορές	(3.648)	(1.099)	-	(4.747)
Διαθέσεις	-	-	(13)	(13)
α) Αξία κτήσεως	-	-	(1.300)	(1.300)
β) Αποσβεσμένα	-	-	1.287	1.287
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	-	-	(42)	(42)
α) Αξία κτήσεως	-	-	(168)	(168)
β) Αποσβεσμένα	-	-	126	126
Αποσβέσεις περιόδου	-	(3.095)	(14.233)	(17.328)
Αναπόσβεστη αξία 31.12.2005	54.022	14.378	39.036	107.436
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	54.022	17.392	130.227	201.641
Συσσωρευμένες αποσβέσεις	-	(3.014)	(91.191)	(94.205)
1.1.2006-31.12.2006				
Αναπόσβεστη αξία 1.1.2006	54.022	14.378	39.036	107.436
Συναλλαγματικές διαφορές	4.322	937	(534)	4.725
Προσθήκες	-	428	27.890	28.318
Διαθέσεις	-	-	(2.702)	(2.702)
α) Αξία κτήσεως	-	-	(2.725)	(2.725)
β) Αποσβεσμένα	-	-	23	23
Λοιπές Μεταφορές	-	-	485	485
α) Αξία κτήσεως	-	-	745	745
β) Αποσβεσμένα	-	-	(260)	(260)
Μεταφορά σε «Στοιχεία Ενεργητικού προς πώληση»	-	-	(2.019)	(2.019)
α) Αξία κτήσεως	-	-	(11.549)	(11.549)
β) Αποσβεσμένα	-	-	9.530	9.530
Αποσβέσεις περιόδου	-	(3.334)	(15.771)	(19.105)
Αναπόσβεστη αξία 31.12.2006	58.344	12.409	46.385	117.138
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	58.344	18.293	144.745	221.382
Συσσωρευμένες αποσβέσεις	-	(5.884)	(98.360)	(104.244)

Ο ετήσιος έλεγχος απομειώσεως της υπεραξίας, που έχει προκύψει κατά την αρχική εξαγορά της Alpha Bank Srbija A.D., επιβεβαιώνει ότι η αξία της παραμένει ακέραια. Ειδικότερα, τόσο η αξία λόγω χρήσης, όσο και η εύλογη αξία μειωμένη κατά το κόστος της πώλησης, καταδεικνύουν αξίες υψηλότερες της αξίας της θυγατρικής εταιρίας όπως εμφανίζεται στις ενοποιημένες οικονομικές καταστάσεις με συνέπεια να μην υφίσταται λόγος απομειώσεως της αξίας της.

Τα άυλα περιουσιακά στοιχεία, τα οποία είχαν αναγνωρισθεί κατά την αρχική εξαγορά της ιδίας Τραπέζης και αφορούν την καταθετική βάση και τις σχέσεις με τους πελάτες, υφίστανται και διατηρούν κατ' ελάχιστον την αναπόσβεστη αξία τους. Μοναδική εξαίρεση αποτελεί η εταιρική ταυτότητα, η οποία έχει μεταβληθεί και σταδιακά παύει η χρήση της. Η οριστική απόσβεση του εν λόγω περιουσιακού στοιχείου συμπίπτει με το ανωτέρω γεγονός, οπότε δεν συντρέχει λόγος απομειώσεως του εν λόγω άυλου στοιχείου.

23. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	31.12.2006	31.12.2005
Αναβαλλόμενες φορολογικές απαιτήσεις	276.973	202.519
Αναβαλλόμενες φορολογικές υποχρεώσεις	(140.208)	(23.857)
Σύνολο	136.765	178.662

1.1.2006 -31.12.2006

			Αναγνώριση				
			Στην κατάσταση αποτελεσμάτων		Στην Καθαρή Θέση		
	Υπόλοιπο 1.1.2006	Διακοπτό-μενες δραστη-ριότητες	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2006
Αποσβέσεις παγίων	25.099	264	418	(10.761)		(11)	15.009
Δάνεια και απαιτήσεις	2.231	(25)	17.240	(25.358)	-	-	(5.912)
Αποτίμηση Παραγώγων	4.926	-	453	(8.971)	-	-	(3.592)
Μεταφερόμενες φορολογικές ζημιές	8.315	(3.001)	212	(614)	76	-	4.988
Λοιπές προβλέψεις	1.415	-	692	(2.685)	-	(164)	(742)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	9.607	-	-	(2.031)	-	-	7.576
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	131.809	(4.192)	165	(478)	-	(80)	127.224
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.740)	-	-	(3.046)	-	-	(7.786)
Σύνολο	178.662	(6.954)	19.180	(53.944)	76	(255)	136.765

1.1.2005 -31.12.2005

				Αναγνώριση				
				Στην κατάσταση αποτελεσμάτων		Στην Καθαρή Θέση		
	Υπόλοιπο 1.1.2005	Διακοπτό-μενες δραστη-ριότητες	Συγχωνεύσεις & εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2005
Αποσβέσεις παγίων	40.530	(7)	(267)	-	(13.200)		(1.957)	25.099
Δάνεια και απαιτήσεις	4.592		2.043	10.057	(10.087)	1.714	(6.088)	2.231
Αποτίμηση Παραγώγων	429			8.571	(4.074)			4.926
Μεταφερόμενες φορολογικές ζημιές	6.515		2.256	495			(951)	8.315
Λοιπές προβλέψεις	3.516		(33)	1.360	(4.459)	1.404	(373)	1.415
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	12.267				(2.660)	-	-	9.607
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	128.851	90	7	2.918	(64)	22	(15)	131.809
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(425)			1.219	(5.534)	-	-	(4.740)
Σύνολο	196.275	83	4.006	24.620	(40.078)	3.140	(9.384)	178.662

24. Λοιπά στοιχεία Ενεργητικού

	31.12.2006	31.12.2005
Επενδύσεις για λογαριασμό ασφαλισμένων ζωής	20.141	63.440
Προπληρωθέντα έξοδα	10.387	13.795
Λοιπά έσοδα εισπρακτέα	3.557	4.698
Προκαταβεβλημένοι φόροι	166.621	108.624
Απαιτήσεις από χρηματιστηριακές εργασίες	19.086	26.482
Λοιπά	90.048	68.219
Σύνολο	309.840	285.258

25. Στοιχεία Ενεργητικού προς πώληση και Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση

α. Πάγια

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2005-31.12.2005			
Υπόλοιπο 1.1.2005	32.084	617	32.701
Προσθήκες	9.008	20	9.028
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2005	11	-	11
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	21.175	-	21.175
Διαθέσεις	(6.034)	(52)	(6.086)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(1.703)	-	(1.703)
Μεταφορά από «Επενδύσεις σε ακίνητα»	33.463	-	33.463
Υπόλοιπο την 31.12.2005	**88.004**	**585**	**88.589**
1.1.2006-31.12.2006			
Υπόλοιπο 1.1.2006	88.004	585	88.589
Προσθήκες	8.492	581	9.073
Διαθέσεις	(4.053)	(551)	(4.604)
Υπόλοιπο την 31.12.2006	**92.443**	**615**	**93.058**

β. Λοιπά:

1. Την 11.10.2005 η Τράπεζα και θυγατρικές της εταιρίες, υπέγραψαν οριστική σύμβαση, για τη μεταβίβαση στην Εθνική Ασφαλιστική, του συνόλου των μετοχών που κατείχαν επί της ενοποιούμενης θυγατρικής εταιρίας Alpha Insurance Romania S.A.
Τα στοιχεία Ενεργητικού της εταιρίας εμφανίζονταν στο λογαριασμό «Στοιχεία Ενεργητικού προς πώληση» και ανέρχονταν σε € 3.481 ενώ οι υποχρεώσεις της εμφανίζονταν στο λογαριασμό «Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση» και ανέρχονταν σε € 3.047.
Η συναλλαγή ολοκληρώθηκε την 16.2.2006.

2. Την 16.10.2006 η Τράπεζα ανακοίνωσε την υπογραφή συμφωνίας για την πώληση του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία AXA, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.
Η Alpha Bank και η AXA υπέγραψαν μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της AXA μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα στοιχεία Ενεργητικού και οι Υποχρεώσεις της εν λόγω εταιρίας, κατά την 31.12.2006, είχαν ως εξής:

Στοιχεία Ενεργητικού

Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	29
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.079
Δάνεια και απαιτήσεις κατά πελατών	93.535
Αξιόγραφα επενδυτικού χαρτοφυλακίου	
- Διαθέσιμα προς πώληση	176.566
Επενδύσεις σε ακίνητα	2.185
Ιδιοχρησιμοποιούμενα Ενσώματα Πάγια	5.781
Υπεραξία και λοιπά Άυλα Πάγια	1.308
Αναβαλλόμενες φορολογικές απαιτήσεις	4.290
Λοιπά στοιχεία Ενεργητικού	69.763
Σύνολο	**356.536**

Υποχρεώσεις

Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	11.579
Υποχρεώσεις καθορισμένων παροχών στους εργαζομένους	17.916
Λοιπές υποχρεώσεις	28.522
Προβλέψεις	294.353
Σύνολο	**352.370**

3. Η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. έχει ξεκινήσει διαδικασία ευρέσεως πιθανού αγοραστή για την ξενοδοχειακή της μονάδα Hilton Rhodes Resort.
Τα στοιχεία Ενεργητικού και οι Υποχρεώσεις της εν λόγω μονάδος, κατά την 31.12.2006, είχαν ως εξής:

Στοιχεία Ενεργητικού

Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	8
Δάνεια και απαιτήσεις κατά πελατών	1.432
Ιδιοχρησιμοποιούμενα Ενσώματα Πάγια	30.148
Υπεραξία και λοιπά Άυλα Πάγια	33
Αναβαλλόμενες φορολογικές απαιτήσεις	3.001
Λοιπά στοιχεία Ενεργητικού	171
Σύνολο	**34.793**

Υποχρεώσεις

Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	6
Αναβαλλόμενες φορολογικές υποχρεώσεις	262
Υποχρεώσεις καθορισμένων παροχών στους εργαζομένους	271
Λοιπές υποχρεώσεις	686
Σύνολο	**1.225**

Υποχρεώσεις

26. Υποχρεώσεις προς πιστωτικά ιδρύματα

	31.12.2006	31.12.2005
Όψεως	200.488	100.829
Προθεσμίας	1.251.219	1.194.780
Από πράξεις προσωρινής εκχωρήσεως (Repos)	5.234.819	6.832.990
Σύνολο	**6.686.526**	**8.128.599**

27. Υποχρεώσεις προς πελάτες

	31.12.2006	31.12.2005
- Όψεως	6.072.475	5.628.485
- Ταμιευτηρίου	9.710.996	9.731.063
- Προθεσμίας	7.236.510	5.387.767
- Από πράξεις προσωρινής εκχωρήσεως (Repos)	366.242	712.617
	23.386.223	**21.459.932**
Επιταγές και εντολές πληρωτέες	187.685	184.872
Σύνολο	**23.573.908**	**21.644.804**

28. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Ο Όμιλος για την απρόσκοπτη και αποτελεσματική χρηματοδότηση των δραστηριοτήτων του, έχει διευρύνει σημαντικά τις πηγές και τα μέσα αντλήσεως κεφαλαίων, με τρόπο που να επιτυγχάνει:

α) φθηνή χρηματοδότηση,

β) μακροπρόθεσμο δανεισμό και

γ) ισχυροποίηση του δείκτη κεφαλαιακής επάρκειας.

Έτσι, στα πλαίσια αυτά εξέδωσε:

i) Κοινά ομολογιακά δάνεια (senior debt)

ii) Ομολογιακά δάνεια μειωμένης εξασφαλίσεως (subordinated debt)
Τα δάνεια αυτά λέγονται μειωμένης εξασφαλίσεως, γιατί οι ομολογιούχοι δανειστές, σε περίπτωση αναγκαστικής εκτέλεσης, ικανοποιούνται μετά τους κατόχους των κοινών ομολογιακών τίτλων.

Έχουν αρχική λήξη 10 ετών, με δικαίωμα πρώτης ανάκλησης μετά από την παρέλευση 5 ετών. Επαυξάνουν τα εποπτικά κεφάλαια.

	31.12.2006	31.12.2005
Κοινά ομολογιακά δάνεια		
€ λήξεως 2006	-	2.519.937
€ λήξεως 2007 με δικαίωμα ανακλήσεως το 2006	-	7.126
€ λήξεως 2007	1.013.483	901.444
US $ 5 εκατ. λήξεως 2007	3.718	-
HKD 100 εκατ. λήξεως 2007	9.853	11.027
€ λήξεως 2008	1.012.316	507.260
US $ 10 εκατ. λήξεως 2008 με δικαίωμα ανακλήσεως το 2006	-	8.052
US $ 10 εκατ. λήξεως 2008 με δικαίωμα ανακλήσεως το 2007	7.294	-
€ λήξεως 2009	1.886.109	710.405
€ λήξεως 2009 με δικαίωμα ανακλήσεως το 2007	107.972	-
CZK 1.500 εκατ. λήξεως 2009	54.423	51.511
US $ 11 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2006	-	8.960
US $ 11 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2007	8.121	-
US $ 5 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2006	-	4.027
US $ 5 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2007	3.693	-
HKD 50 εκατ. λήξεως 2009	4.913	5.497
€ λήξεως 2010	1.174.227	924.947
€ λήξεως 2010 με δικαίωμα ανακλήσεως το 2006	-	56.600
€ λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	2.539.026	2.502.060

	31.12.2006	31.12.2005
US $ 7 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2006	-	5.366
US $ 7 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	4.611	-
US $ 50 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	38.118	42.521
€ λήξεως 2011	458.117	15.439
CZK 700 εκατ. λήξεως 2011	25.364	-
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2006	-	22.843
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2007	21.802	-
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2008	4.005.836	-
€ λήξεως 2012	315.821	316.104
€ λήξεως 2012 με δικαίωμα ανακλήσεως το 2006	-	9.353
€ λήξεως 2012 με δικαίωμα ανακλήσεως το 2007	55.678	-
€ λήξεως 2013	319.262	19.341
€ λήξεως 2015	12.042	12.360
US $ 3 εκατ. λήξεως 2016	2.242	-
€ λήξεως 2021	81.903	-
Σύνολο	**13.165.944**	**8.662.180**
Τίτλοι κατεχόμενοι από τον Όμιλο	(406.104)	(485.309)
Σύνολο ομολογιακών δανείων	**12.759.840**	**8.176.871**

Η πλειονότητα των κοινών ομολογιακών δανείων φέρει κυμαινόμενο επιτόκιο EURIBOR με περιθώριο από -10 μονάδες βάσης έως και +50 μονάδες βάσης, το οποίο είναι συνάρτηση της ημερομηνίας έναρξης και της ληκτότητας του ομολόγου.

Δάνεια μειωμένης εξασφαλίσεως		
€ λήξεως 2012 δικαίωμα ανακλήσεως το 2007	326.033	325.817
€ λήξεως 2013 με δικαίωμα ανακλήσεως το 2008	352.098	351.570
€ λήξεως 2014 με δικαίωμα ανακλήσεως το 2009	201.648	201.115
JPY 30 δισ. με δικαίωμα ανακλήσεως το 2015	181.229	203.706
Σύνολο	**1.061.008**	**1.082.208**
Τίτλοι κατεχόμενοι από τον Όμιλο	(31.595)	(66.453)
Σύνολο δανείων μειωμένης εξασφαλίσεως	**1.029.413**	**1.015.755**
Γενικό Σύνολο	**13.789.253**	**9.192.626**

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2012 καθορίζεται ως τρίμηνο Euribor πλέον περιθωρίου 90 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 220 μονάδες βάσης σε περίπτωση μη ανακλήσεως τους.

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2013 προσδιορίζεται ως τρίμηνο Euribor πλέον περιθωρίου από 65 έως 90 μονάδες βάσης μέχρι την ημερομηνία ανακλήσεως τους και επαυξάνεται σε 195 έως και 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.

Το επιτόκιο του δανείου μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2014 καθορίζεται ως τρίμηνο Euribor πλέον 60 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς του και πλέον 190 μονάδων βάσης σε περίπτωση μη ανακλήσεως.

Ο τίτλος μειωμένης εξασφαλίσεως σε JPY με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει σταθερό επιτόκιο 2,94%.

29. Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους

	31.12.2006	31.12.2005
Για τρέχοντα φόρο εισοδήματος	108.729	104.647
Για λοιπούς φόρους	20.348	23.555
Σύνολο	**129.077**	**128.202**

30. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Τα συνολικά μεγέθη, που αναγνωρίσθηκαν στις οικονομικές καταστάσεις, για τις υποχρεώσεις καθορισμένων παροχών παρουσιάζονται στον κάτωθι πίνακα:

	Ισολογισμός 31.12.2006	Αποτελέσματα χρήσεως 1.1.-31.12.2006 (Σημείωση 7)	Ισολογισμός 31.12.2005	Αποτελέσματα χρήσεως 1.1.-31.12.2005 (Σημείωση 7)
ΤΑΠ	517.772	45.509	518.749	43.693
ΤΑΠΙΛΤ	(4.461)	491	(4.952)	471
Alpha Ασφαλιστική Α.Ε.	-	-	15.773	-
Alpha Bank Κύπρου	31.281	4.995	26.611	7.010
Θυγατρικές εσωτερικού (αποζημίωση Ν. 2112/1920)	3.992	511	5.567	678
Σύνολο	**548.584**	**51.506**	**561.748**	**51.852**

Τα ποσά της υποχρέωσης του ισολογισμού και της καταστάσεως αποτελεσμάτων χρήσεως αναλύονται ως εξής:

α. Τράπεζα

ι. Ταμείο Αλληλοβοήθειας Προσωπικού (ΤΑΠ) της πρώην Alpha Τραπέζης Πίστεως

Το Ταμείο Αλληλοβοήθειας Προσωπικού (ΤΑΠ) χορηγεί συντάξεις και εφάπαξ παροχές στο προσωπικό της Τραπέζης που προέρχεται από την πρώην Alpha Τράπεζα Πίστεως.

Η Τράπεζα ενισχύει με έκτακτες εισφορές το ΤΑΠ προκειμένου να καλυφθούν οι παροχές προς τους ασφαλισμένους του. Οι εισφορές αυτές προσδιορίζονται με βάση τα αποτελέσματα αναλογιστικής μελέτης.

Η διοίκηση της Τραπέζης υπέβαλε την 21.11.2006 αίτηση υπαγωγής του προσωπικού της στο ΕΤΑΤ, στα πλαίσια του νόμου 3371/2005. Η εκπόνηση των σχετικών αναλογιστικών μελετών για τον προσδιορισμό της εισφοράς προς τα ταμεία ΙΚΑ-ΕΤΕΑΜ και ΕΤΑΤ βρίσκεται σε εξέλιξη. Το ποσό που θα προκύψει εκτιμάται ότι δεν θα διαφοροποιήσει ουσιωδώς την ήδη αναγνωρισθείσα υποχρέωση.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2006	31.12.2005
Παρούσα αξία δεδουλευμένων υποχρεώσεων	733.802	717.448
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(165.051)	(149.392)
	568.751	**568.056**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(50.979)	(49.307)
Υποχρέωση στον ισολογισμό	**517.772**	**518.749**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	**31.12.2005**
Τρέχον κόστος υπηρεσίας	13.644	13.100
Κόστος επιτοκίου	38.980	37.425
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(7.115)	(6.832)
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**45.509**	**43.693**

Η μεταβολή στην υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2005	**522.352**
Δεδουλευμένο έξοδο	43.693
Καταβληθείσες εισφορές	(47.296)
Υπόλοιπο την 31.12.2005	**518.749**
Υπόλοιπο την 1.1.2006	**518.749**
Δεδουλευμένο έξοδο	45.509
Καταβληθείσες εισφορές	(46.486)
Υπόλοιπο την 31.12.2006	**517.772**

Η επιμέρους μεταβολή στην παρούσα αξία των δεδουλευμένων παροχών προέκυψε ως εξής:

	2006	**2005**
Υπόλοιπο ενάρξεως χρήσεως	**717.448**	**698.796**
Τρέχον κόστος υπηρεσίας	13.644	13.100
Κόστος επιτοκίου	38.980	37.425
Εισφορές εργαζομένων	4.050	4.167
Καταβληθείσες παροχές	(40.245)	(35.980)
Έξοδα	(75)	(60)
Υπόλοιπο τέλους χρήσεως	**733.802**	**717.448**

Η επιμέρους μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψε ως εξής:

	2006	**2005**
Υπόλοιπο ενάρξεως χρήσεως	**149.392**	**131.438**
Αναμενόμενη απόδοση	7.115	6.832
Εισφορά Τραπέζης	46.486	47.296
Εισφορές εργαζομένων	4.050	4.167
Καταβληθείσες παροχές	(40.245)	(35.980)
Έξοδα	(75)	(60)
Αναλογιστικές ζημίες	(1.672)	(4.301)
Υπόλοιπο τέλους χρήσεως	**165.051**	**149.392**

Στα περιουσιακά στοιχεία του ταμείου περιλαμβάνονται τοποθετήσεις στην Alpha Bank ύψους € 3,4 εκατ., απαιτήσεις από Alpha Bank ποσού € 42,5 εκατ., ομόλογα Alpha Credit Group plc ποσού € 106,8 εκατ. και μετοχές Alpha Bank αξίας € 10,8 εκατ.

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2006	**31.12.2005**
Επιτόκιο προεξόφλησης	5,5%	5,5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5,5%	5,5%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%
Μελλοντικές αυξήσεις συντάξεων	2,5%	2,5%

ii. Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας)

Το Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας) χορηγεί εφάπαξ παροχές στο προσωπικό της Τραπέζης που προέρχεται από την πρώην Ιονική Τράπεζα.

Η Τράπεζα έχει εγγυηθεί την κάλυψη των ελλειμμάτων του Ταμείου αυτού μέχρι την αποχώρηση του τελευταίου εργαζομένου, με τους όρους του καταστατικού του όπως ισχύει σήμερα.

Τα ποσά που αναγνωρίζονται στον Ισολογισμό έχουν ως εξής:

	31.12.2006	31.12.2005
Παρούσα αξία δεδουλευμένων υποχρεώσεων	63.458	59.743
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(61.202)	(58.068)
	2.256	**1.675**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(6.717)	(6.627)
Υποχρέωση στον ισολογισμό	**(4.461)**	**(4.952)**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	**31.12.2005**
Τρέχον κόστος υπηρεσίας	449	430
Κόστος επιτοκίου	2.752	2.641
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(2.766)	(2.654)
Αναλογιστικές ζημίες που αναγνωρίσθηκαν κατά τη διάρκεια της περιόδου	56	54
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές και έξοδα προσωπικού)	**491**	**471**

Η υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2005	**(5.423)**
Δεδουλευμένο έξοδο	471
Καταβληθείσες εισφορές	-
Υπόλοιπο την 31.12.2005	**(4.952)**
Υπόλοιπο την 1.1.2006	**(4.952)**
Δεδουλευμένο έξοδο	491
Καταβληθείσες εισφορές	-
Υπόλοιπο την 31.12.2006	**(4.461)**

Οι μεταβολές στην παρούσα αξία των δεδουλευμένων παροχών προέκυψαν ως εξής:

	2006	**2005**
Υπόλοιπο ενάρξεως χρήσεως	**59.743**	**56.618**
Τρέχον κόστος υπηρεσίας	449	430
Κόστος επιτοκίου	2.752	2.641
Εισφορές εργαζομένων	2.442	2.449
Καταβληθείσες παροχές	(1.602)	(2.315)
Έξοδα	(326)	(80)
Υπόλοιπο τέλους χρήσεως	**63.458**	**59.743**

Οι μεταβολές στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψαν ως εξής:

	2006	**2005**
Υπόλοιπο ενάρξεως χρήσεως	**58.068**	**55.641**
Αναμενόμενη απόδοση	2.766	2.654
Εισφορές εργαζομένων	2.442	2.449
Καταβληθείσες παροχές	(1.602)	(2.315)
Έξοδα	(326)	(80)
Αναλογιστικές ζημίες	(146)	(281)
Υπόλοιπο τέλους χρήσεως	**61.202**	**58.068**

Η σύνθεση των περιουσιακών στοιχείων του Ταμείου έχει ως εξής:

Είδος επένδυσης	**Περιουσία ΤΑΠΙΛΤ**
Ακίνητα	761
Μετοχές	4.795
Αμοιβαία Κεφάλαια	184
Διαθέσιμα	55.462
Σύνολο	**61.202**

Στο χαρτοφυλάκιο μετοχών συμπεριλαμβάνονται μετοχές Alpha Bank αξίας € 3,7 εκατ. και καταθέσεις στην Alpha Bank αξίας € 0,6 εκατ.

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2006	**31.12.2005**
Επιτόκιο προεξόφλησης	5%	5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5%	5%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%

β. Εταιρίες Ομίλου

i. Alpha Bank Κύπρου

Το προσωπικό της Τραπέζης λαμβάνει εφάπαξ παροχή η οποία εξαρτάται από τα έτη υπηρεσίας και τον τελικό συντάξιμο μισθό.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2006	**31.12.2005**
Παρούσα αξία δεδουλευμένων υποχρεώσεων	37.920	33.459
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(6.639)	(6.848)
Υποχρέωση στον ισολογισμό	**31.281**	**26.611**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	**31.12.2005**
Τρέχον κόστος υπηρεσίας	3.192	2.917
Κόστος επιτοκίου	1.649	1.435
Καθαρές αναλογιστικές ζημίες που αναγνωρίσθηκαν στη χρήση	154	170
Κόστος υπηρεσίας παρελθόντων ετών που αναγνωρίσθηκε στη χρήση	-	2.488
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**4.995**	**7.010**

Οι μεταβολές στην παρούσα αξία των δεδουλευμένων παροχών προέκυψαν ως εξής:

	2006	**2005**
Υπόλοιπο ενάρξεως χρήσεως	**26.611**	**19.615**
Τρέχον κόστος υπηρεσίας	3.192	2.917
Κόστος επιτοκίου	1.649	1.435
Αναλογιστικές ζημίες που αναγνωρίσθηκαν στη χρήση	154	170
Κόστος υπηρεσίας παρελθόντων ετών που αναγνωρίσθηκε στη χρήση	-	2.488
Συναλλαγματικές διαφορές	(237)	245
Καταβληθείσες παροχές	(88)	(259)
Υπόλοιπο τέλους χρήσεως	**31.281**	**26.611**

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2006	31.12.2005
Επιτόκιο προεξόφλησης	5,0%	5,0%
Μελλοντικές αυξήσεις μισθών	6,1%	6,1%

ii) Λοιπές εταιρίες εντός Ελλάδος

Οι εργαζόμενοι, με σύμβαση αορίστου χρόνου, στις εντός Ελλάδος θυγατρικές του Ομίλου, λαμβάνουν ποσοστό της αποζημίωσης που προσδιορίζεται από το Ν. 2112/1920. Για την υποχρέωση αυτή αναγνωρίσθηκαν τα εξής:

	31.12.2006	31.12.2005
Υποχρέωση στον Ισολογισμό	**3.992**	**5.567**

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Αποτέλεσμα (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	**511**	**678**

31. Λοιπές υποχρεώσεις

	31.12.2006	31.12.2005
Μερίσματα πληρωτέα	6.357	3.790
Κρατήσεις και εισφορές υπέρ τρίτων	212.705	183.254
Από ασφαλιστικές δραστηριότητες	1.371	20.773
Από αντασφαλιστικές δραστηριότητες	-	1.418
Από χρηματιστηριακές εργασίες	24.421	76.972
Από χρηματοδοτική μίσθωση	187	117
Έσοδα επομένων χρήσεων	33.193	52.899
Λοιπά έξοδα χρήσεως δεδουλευμένα	32.647	35.313
Υποχρεώσεις από πιστωτικές κάρτες	207.517	210.984
Λοιπά	156.605	157.852
Σύνολο	**675.003**	**743.372**

32. Προβλέψεις

	31.12.2006	31.12.2005
Ασφαλιστικές προβλέψεις	38.885	306.832
Λοιπές προβλέψεις	26.378	11.039
Σύνολο	**65.263**	**317.871**

Κατωτέρω ακολουθεί ανάλυση των επιμέρους προβλέψεων:

α. Ασφαλιστικές προβλέψεις

	31.12.2006	31.12.2005
Γενικές Ασφαλίσεις		
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	4.942	42.469
Προβλέψεις για εκκρεμείς αποζημιώσεις	5.882	58.443
Σύνολο	**10.824**	**100.912**
Ασφαλίσεις Ζωής		
Μαθηματικές προβλέψεις	6.792	134.744
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.128	7.736
Σύνολο	**7.920**	**142.480**
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	**20.141**	**63.440**
Γενικό Σύνολο	**38.885**	**306.832**

β. Λοιπές προβλέψεις

Υπόλοιπο 1.1.2005	2.476
Εξαγορά Jubanka A.D. Beograd	10.509
Συναλλαγματικές διαφορές	(687)
Προβλέψεις σε βάρος των αποτελεσμάτων	5.108
Χρησιμοποιηθείσες προβλέψεις	(6.367)
Υπόλοιπο 31.12.2005	11.039
Μείον συσσωρευμένες προβλέψεις διακοπτόμενων δραστηριοτήτων	(48)
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	14.946
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(288)
Χρησιμοποιηθείσες προβλέψεις	(142)
Συναλλαγματικές διαφορές	871
Υπόλοιπο 31.12.2006	26.378

Το ποσό των προβλέψεων σε βάρος των αποτελεσμάτων εμφανίζεται στο λογαριασμό «Λοιπά έξοδα» της ενοποιημένης καταστάσεως αποτελεσμάτων.

33. Μετοχικό κεφάλαιο

	Αριθμός μετοχών	Καταβεβλημένο Μετοχικό κεφάλαιο
Υπόλοιπο έναρξης (1 Ιανουαρίου 2005)	235.105.567	1.274.272
Εξαγορά του 61,24% της Δέλτα Singular Α.Ε.Π.	7.564.106	23.449
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	-	562
Κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 5	48.533.935	157.735
Υπόλοιπο 31 Δεκεμβρίου 2005	**291.203.608**	**1.456.018**
Κεφαλαιοποίηση φορολογηθέντων κερδών προηγουμένων χρήσεων για δωρεάν διανομή 4 μετοχών για κάθε 10 παλαιές, μείωση της ονομαστικής αξίας της μετοχής από € 5 σε € 3,90	116.481.444	133.954
Εξάσκηση δικαιωμάτων προαιρέσεως έτους 2003	336.950	1.314
Υπόλοιπο 31 Δεκεμβρίου 2006	**408.022.002**	**1.591.286**

Ο συνολικός αριθμός των κοινών ονομαστικών μετοχών στις 31 Δεκεμβρίου 2006 ανέρχεται σε 408.022.002 (31.12.2005: 291.203.608) ονομαστικής αξίας € 3,90 ανά μετοχή (31.12.2005: € 5,00 ανά μετοχή).

Κάθε μετοχή δίνει δικαίωμα μίας ψήφου στις συνελεύσεις των μετόχων της Τραπέζης.

Λεπτομέρειες για τα παρεχόμενα, από την Τράπεζα στα στελέχη της, δικαιώματα προαιρέσεως επί μετοχών της αναφέρονται στη σημείωση 45.

Η δεύτερη, εξ' αναβολής, επαναληπτική Γενική Συνέλευση των μετόχων της 6ης Ιουνίου 2006, ενέκρινε την εκχώρηση, κατ' άρθρο 13 παρ. 1 εδαφ. β' και γ' κ.ν. 2190/1920, εξουσίας από τη Γενική Συνέλευση προς το Διοικητικό Συμβούλιο της Τραπέζης όπως, κατά την επόμενη τετραετία αυξάνει το μετοχικό κεφάλαιο μέχρι του ποσού που είναι καταβεβλημένο κατά την ημερομηνία χορηγήσεως της ανωτέρω εξουσίας. Σημειώνεται ότι δεν προτάθηκε η εξάντληση της πενταετίας, ώστε η λήξη της διάρκειας εκχωρήσεως της εν λόγω εξουσίας να συμπέσει με τη λήξη της θητείας του παρόντος Διοικητικού Συμβουλίου.

34. Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Υπόλοιπο έναρξης (1 Ιανουαρίου 2005)	-
Εξαγορά του 61,24% της Δέλτα Singular Α.Ε.Π.	125.685
Υπόλοιπο 31 Δεκεμβρίου 2005	**125.685**
Διαφορά εξασκηθέντων δικαιωμάτων προαιρέσεως έτους 2003	2.276
Υπόλοιπο 31 Δεκεμβρίου 2006	**127.961**

35. Αποθεματικά

Τα υπόλοιπα των επιμέρους αποθεματικών έχουν ως εξής:

	31.12.2006	**31.12.2005**
Τακτικό αποθεματικό	394.499	349.024
Ειδικό αποθεματικό από αποτίμηση δικαιωμάτων προαιρέσεως	5.989	3.108
Αποθεματικό αποτίμησης διαθεσίμων προς πώληση χρεογράφων	(83.641)	(30.776)
Ποσά που αναγνωρίσθηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση	(2.576)	
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού	34.850	2.941
Σύνολο	**349.121**	**324.297**

36. Αποτελέσματα εις νέον

Στο λογαριασμό αυτό περιλαμβάνονται και αφορολόγητα αποθεματικά, που σχηματίσθηκαν από κέρδη εκ πωλήσεων χρεογράφων εισηγμένων στο χρηματιστήριο, καθώς και από αφορολόγητα έσοδα που δεν διανεμήθηκαν. Τα αποθεματικά αυτά δεν πρόκειται να διανεμηθούν στο άμεσο μέλλον και ως εκ τούτου δεν υπολογίσθηκε αναβαλλόμενος φόρος, σύμφωνα με τα οριζόμενα στο Δ.Λ.Π. 12.

Τα αφορολόγητα αποθεματικά, που είχαν σχηματισθεί μέχρι και την 31.12.2005 στην Τράπεζα, φορολογήθηκαν στη χρήση 2006 σύμφωνα με το Ν. 3513/2006 (σημείωση 10.2) και μπορούν να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία περαιτέρω φορολογική επιβάρυνση.

Για τη χρήση που έληξε την 31 Δεκεμβρίου 2006 το Διοικητικό Συμβούλιο της Τραπέζης θα προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων τη διανομή μερίσματος € 0,75 ανά μετοχή, έναντι αναπροσαρμοσμένου € 0,60 της χρήσεως 2005.

37. Ίδιες μετοχές

Η Τράπεζα, δυνάμει των αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη μέχρι την 31.12.2005 σε αγορά 8.398.426 ιδίων μετοχών που αντιστοιχούσαν σε ποσοστό 2,88% του μετοχικού κεφαλαίου.

Στη χρήση 2006, δυνάμει αποφάσεως της από 18.4.2006 Τακτικής Γενικής Συνελεύσεως των μετόχων, η Τράπεζα αγόρασε 10.293.923 ίδιες μετοχές συνολικού κόστους € 209.730 (ήτοι € 20,37 ανά μετοχή). Οι εν λόγω μετοχές αντιπροσωπεύουν ποσοστό 2,52% του υφισταμένου μετοχικού κεφαλαίου, έναντι αρχικής εγκρίσεως, από τη Γενική Συνέλευση, για αγορά έως 3%. Επιπλέον αποκτήθηκαν 3.359.370 μετοχές από τη δωρεάν διανομή στους μετόχους, με αναλογία 4 μετοχές για κάθε 10 παλαιές.

Την 5 Δεκεμβρίου 2006, μέσω διαδικασίας συνοπτικού βιβλίου προσφορών, η Τράπεζα προέβη σε πώληση 21.250.000 ιδίων μετοχών που αντιπροσώπευαν το 5,2% του μετοχικού της κεφαλαίου, εκ του αποθέματος ιδίων μετοχών που σχηματίσθηκε κατόπιν αγορών κατά τα έτη 2004, 2005 και μέρους του 2006 (έως και 6.11.2006) με τιμή € 22,75 ανά μετοχή. Το καθαρό εισπραχθέν ποσό ανήλθε σε € 475.997.

Τα κέρδη από την πώληση των ιδίων μετοχών ανήλθαν σε € 92.604 και καταχωρήθηκαν απευθείας στο λογαριασμό της Καθαρής Θέσεως «Αποτελέσματα εις νέον».

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 31.12.2006 ανήλθε σε 801.719 συνολικού κόστους € 14.465 (ήτοι € 18,04 ανά μετοχή).

Επιπλέον των ανωτέρω μετοχές της Τραπέζης κατέχουν και εταιρίες του Ομίλου. Το σύνολο των ιδίων μετοχών και το κόστος κτήσεώς των προέκυψε ως εξής:

Alpha Bank	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 1.1.2006	8.398.426	188.128	
Δωρεάν Μετοχές (4/10)	3.359.370	-	
Αγορές 1.1-1.12.2006	10.293.923	209.730	
Πωλήσεις Δεκεμβρίου 2006	(21.250.000)	(383.393)	
Υπόλοιπο 31.12.2006	**801.719**	**14.465**	**0,20%**
Εταιρίες Ομίλου			
Υπόλοιπο 1.1.2006	7.200	188	
Δωρεάν Μετοχές (4/10)	2.880	-	
Υπόλοιπο 31.12.2006	**10.080**	**188**	
Σύνολο	**811.799**	**14.653**	**0,20%**

38. Υβριδικά κεφάλαια

Ο Όμιλος μέσω της θυγατρικής του εταιρίας Alpha Group Jersey εξέδωσε υβριδικούς τίτλους ως εξής:

- Την 5.12.2002 ποσό € 200 εκατ. με ρήτρα αυξημένης αποδόσεως (καινοτόμοι τίτλοι), οι οποίοι πληρούν τις προϋποθέσεις αναγνωρίσεώς τους στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital).

Οι τίτλοι είναι αορίστου διαρκείας, ο εκδότης έχει το δικαίωμα μη καταβολής μερίσματος αν δεν διανεμηθεί μέρισμα στους κατόχους κοινών μετοχών της Τραπέζης και υπάρχει δικαίωμα πρόωρης αποπληρωμής μετά την παρέλευση δέκα ετών.
Το μη σωρευτικό μέρισμα υπολογίζεται με βάση το τρίμηνο επιτόκιο Euribor προσαυξημένο με περιθώριο 2,65%. Εάν δεν ασκηθεί το δικαίωμα πρόωρης αποπληρωμής του εκδότη το περιθώριο επαυξάνεται κατά 1,325 ποσοστιαίες μονάδες και διαμορφώνεται πλέον σε 3,975%. Οι τίτλοι είναι εισηγμένοι στο χρηματιστήριο του Λουξεμβούργου.

- Την 5.12.2003 ποσό €100 εκατ. με ακριβώς τα ίδια χαρακτηριστικά με τους τίτλους της 5.12.2002.

- Την 18.2.2005 ποσό € 600 εκατ. χωρίς ρήτρα αυξημένης αποδόσεως (μη καινοτόμοι τίτλοι), οι οποίοι επίσης συμπεριλαμβάνονται στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital) καθώς πληρούν τους όρους που αναφέρθηκαν για τους ανωτέρω καινοτόμους τίτλους. Τα έξοδα της ανωτέρω εκδόσεως ανήλθαν σε € 12 εκατ.

Το μη σωρευτικό μέρισμα των τίτλων αυτών ισούται με ετήσιο 6% για τα πρώτα 5 έτη και στη συνέχεια προσδιορίζεται βάσει του τύπου 4 x (CMS10 – CMS2) με ανώτατο όριο το 10% και κατώτατο όριο το 3,25%, όπου CMS10 και CMS2 εκφράζουν το Euribor επιτόκιο των interest rate swaps διάρκειας 10 και 2 ετών αντιστοίχως.

Υβριδικά κεφάλαια	**31.12.2006**	**31.12.2005**
€ αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2012	300.000	300.000
€ αόριστης διάρκειας με με δικαίωμα ανακλήσεως το 2015	588.000	588.000
Σύνολο	**888.000**	**888.000**
Τίτλοι κατεχόμενοι από εταιρίες του Ομίλου	(58.346)	(43.054)
Σύνολο	**829.654**	**844.946**

Πρόσθετες πληροφορίες

39. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου.

β) Φορολογικά θέματα

Τον Δεκέμβριο του 2006 ολοκληρώθηκε στην Τράπεζα ο φορολογικός έλεγχος για τις χρήσεις 2003 έως και 2005.

Επειδή ο φορολογικός έλεγχος δεν αναγνώρισε την παραγωγικότητα ορισμένων δαπανών, επιβλήθηκαν πρόσθετοι φόροι που ανήλθαν στο ποσό των € 10.563 για τις τρεις ελεγχόμενες χρήσεις.

Εντός του 2006 περατώθηκε επίσης ο φορολογικός έλεγχος των εταιριών Alpha Αστικά Ακίνητα Α.Ε. για τις χρήσεις 2000 – 2005, Alpha Ασφαλιστική Α.Ε. για τις χρήσεις 2002 – 2005 και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. για τις χρήσεις 2003 – 2005, από τις οποίες προέκυψαν διαφορές φορολογικού ελέγχου ποσού € 2,6 εκατ.

Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων του Ομίλου έχουν ως εξής:

	31.12.2006	31.12.2005
- εντός του έτους	32.792	25.396
- πέραν του έτους και μέχρι πέντε έτη	91.419	73.101
- πέραν των πέντε ετών	72.612	46.567
Σύνολο	**196.823**	**145.064**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.12.2006	31.12.2005
- εντός του έτους	8.377	4.149
- πέραν του έτους και μέχρι πέντε έτη	32.720	15.613
- πέραν των πέντε ετών	16.077	12.864
Σύνολο	**57.174**	**32.626**

δ) Εκτός ισολογισμού υποχρεώσεις

	31.12.2006	31.12.2005
Ενέγγυες πιστώσεις	260.170	234.470
Εγγυητικές επιστολές	4.580.796	3.749.766
Εγκεκριμένες δανειακές συμβάσεις και πιστωτικά όρια	14.408.504	12.232.183
Σύνολο	**19.249.470**	**16.216.419**

ε) Δεσμεύσεις στοιχείων ενεργητικού

	31.12.2006	31.12.2005
Αξιόγραφα προερχόμενα από Reverse Repos	-	420.000
Αξιόγραφα επενδυτικού χαρτοφυλακίου	585.000	165.000
Σύνολο	**585.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

40. Ενοποιούμενες εταιρίες του Ομίλου

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

Επωνυμία εταιρίας	**Έδρα**	**Ποσοστό συμμετοχής Ομίλου %**	
		31.12.2006	**31.12.2005**
α. *ΘΥΓΑΤΡΙΚΕΣ*			
Τράπεζες			
1.Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2.Alpha Bank Ltd	Κύπρος	100,00	100,00
3.Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4.Alpha Bank AD Skopje	FYROM	100,00	100,00
5.Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6.Alpha Bank Srbija A.D. (πρώην Jubanka AD Beograd)*****	Σερβία	99,99	99,99
Χρηματοδοτικές εταιρίες			
1.Alpha Leasing A.E.	Ελλάδα	99,67	99,61
2.Alpha Leasing Romania S.A.	Ρουμανία	99,93	99,92
3.ABC Factors A.E.	Ελλάδα	100,00	100,00
4.Alpha Asset Finance Ltd *	Κύπρος	-	100,00
5.Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1.Alpha Finance A.X.E.Π.E.Y.	Ελλάδα	100,00	100,00
2.Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3.Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4.Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5.Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
6.Alpha A.E. Συμμετοχών και Επενδύσεων**	Ελλάδα	-	100,00
7.AEF European Capital Investments B.V.	Ολλανδία	100,00	100,00
8.Alpha Group Investments Ltd	Κύπρος	100,00	-
Asset Management			
1.Alpha Asset Management ΑΕΔΑΚ (πρώην Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε.)	Ελλάδα	100,00	100,00
2.Alpha Asset Management A.E.Π.E.Y.***	Ελλάδα	-	100,00
3.Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00	100,00
4.ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1.Alpha Ασφαλιστική Α.Ε.	Ελλάδα	99,57	99,56
2.Alpha Insurance Romania S.A.****	Ρουμανία	-	99,92
3.Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
4.Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	99,92
5.Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	-

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.12.2006	31.12.2005
Διάφορες εταιρίες			
1. Alpha Αστικά Ακίνητα ΑΕ	Ελλάδα	67,30	61,21
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	93,25	90,28
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
6. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
7. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
8. Alpha Trustees Ltd	Κύπρος	100,00	100,00
9. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
10.Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
11.Τουριστικά Θέρετρα Α.Ε.	Ελλάδα	93,25	100,00
12.Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00
13.Alpha Real Estate D.O.O. Beograd	Σερβία	67,30	-
14.Καφέ Alpha Α.Ε.	Ελλάδα	100,00	-
15.Alpha Astika Akinita D.O.O.E.L Skopje	FYROM	67,30	-
β. *ΚΟΙΝΟΠΡΑΞΙΕΣ*			
1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	60,10	60,10

* Συγχώνευση της Alpha Asset Finance Ltd. από την Alpha Bank Ltd. (σημείωση 46, παράγραφος ιδ).

** Η θυγατρική εταιρία Alpha A.E. Συμμετοχών και Επενδύσεων συγχωνεύθηκε δι' απορροφήσεως από την επίσης θυγατρική Alpha A.E. Επενδυτικών Συμμετοχών (σημείωση 46 παράγραφος δ).

*** Η θυγατρική εταιρία Alpha Asset Management Α.Ε.Π.Ε.Υ. συγχωνεύθηκε δι' απορροφήσεως από την επίσης θυγατρική Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε. και το νέο εταιρικό σχήμα μετονομάσθηκε σε Alpha Asset Management ΑΕΔΑΚ (σημείωση 46 παράγραφος η).

**** Η εταιρία Alpha Insurance Romania S.A. πουλήθηκε εντός του πρώτου τριμήνου 2006 (σημείωση 46, παράγραφος β).

***** Η θυγατρική εταιρία Jubanka A.D. Beograd μετονομάσθη την 9.10.2006 σε Alpha Bank Srbija A.D. (σημείωση 46 παράγραφος ε)

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επένδυσης των θυγατρικών του εταιριών Alpha Bank London και Alpha Bank Ltd., με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού αντίστοιχα, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

Περαιτέρω ανάλυση σχετική με τις μεταβολές του Ομίλου παρατίθεται στη σημείωση 46.

41. Πληροφόρηση κατά τομέα

α. *Ανάλυση ανά επιχειρηματικό τομέα*

(Ποσά σε εκατ. Ευρώ)

31.12.2006	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά	Όμιλος	Διακοπτόμενη δραστ/τα	Όμιλος (Συνεχ/νη δραστ/τα)
Τόκοι	897,1	278,7	22,6	49,9	172,0	2,8	1423,1	5,5	1.417,6
Προμήθειες	143,9	84,5	88,4	40,1	53,3	(7,7)	402,5	2,4	400,1
Λοιπά έσοδα	11,7	3,1	35,0	(13,6)	23,1	96,0	155,3	30,9	124,4
Σύνολο εσόδων	**1.052,7**	**366,3**	**146,0**	**76,4**	**248,4**	**91,1**	**1.980,9**	**38,8**	**1.942,1**
Σύνολο εξόδων	**(508,7)**	**(100,6)**	**(84,5)**	**(32,8)**	**(153,6)**	**(34,5)**	**(914,7)**	**(27,3)**	**(887,4)**
Απομειώσεις	(166,1)	(63,1)	(1,2)	-	(24,8)	-	(255,2)	(1,2)	(254,0)
Κέρδη προ φόρων	**377,9**	**202,6**	**60,3**	**43,6**	**70,0**	**56,6**	**811,0**	**10,3**	**800,7**
Ενεργητικό	15.054,9	14.642,1	2.637,5	12.866,6	4.092,3	506,2	49.799,6	356,5	49.443,1
Υποχρεώσεις	24.410,8	2.248,3	1.532,7	13.092,6	3.634,4	1.267,2	46.186,0	352,4	45.833,6
Κεφαλαιακές δαπάνες (Σημειώσεις 20,21,22,25)	63,0	11,3	5,1	2,7	35,0	1,5	118,6	-	118,6
Αποσβέσεις	29,5	6,5	3,8	0,9	15,4	8,4	64,5	1,7	62,8

31.12.2005	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά	Όμιλος	Διακοπτόμενη δραστ/τα	Όμιλος (Συνεχ/νη δραστ/τα)
Τόκοι	753,3	266,1	21,7	45,6	137,5	0,7	1.224,9	6,5	1.218,4
Προμήθειες	119,2	87,3	76,9	33,8	43,6	(6,5)	354,3	2,0	352,3
Λοιπά έσοδα	10,5	2,8	37,1	(2,5)	33,0	62,4	143,3	26,5	116,8
Σύνολο εσόδων	**883,0**	**356,2**	**135,7**	**76,9**	**214,1**	**56,6**	**1.722,5**	**35,0**	**1.687,5**
Σύνολο εξόδων	**(451,8)**	**(94,1)**	**(76,3)**	**(33,0)**	**(134,8)**	**(33,5)**	**(823,5)**	**(25,0)**	**(798,5)**
Απομειώσεις	(139,1)	(97,7)	1,5	(0,3)	(21,1)	(0,1)	(256,8)	(2,0)	(254,8)
Κέρδη προ φόρων	**292,1**	**164,4**	**60,9**	**43,6**	**58,2**	**23,0**	**642,2**	**8,0**	**634,2**
Ενεργητικό	14.026,5	12.461,8	731,3	12.913,9	3.497,6	375,9	44.007,0	-	44.007,0
Υποχρεώσεις	21.833,9	1.846,3	947,6	12.013,1	2.996,8	1.246,7	40.884,4	-	40.884,4
Κεφαλαιακές δαπάνες (Σημειώσεις 20,21,22,25)	36,6	7,0	5,0	1,6	80,3	1,3	131,8	-	131,8
Αποσβέσεις	28,8	6,0	4,5	0,9	14,1	8,2	62,5	2,9	59,6

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.

Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα Χρηματοδοτικής Μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing, καθώς και οι υπηρεσίες πρακτορείας απαιτήσεων τρίτων μέσω της θυγατρικής εταιρίας ABC Factors.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου *και της* θυγατρικής εταιρίας Alpha Asset Management ΑΕΔΑΚ.
Επίσης, στον τομέα αυτό περιλαμβάνεται ευρύ *φάσμα* ασφαλιστικών προϊόντων, το οποίο παρέχεται προς ιδιώτες και επιχειρήσεις, μέσω της κατεχόμενης προς πώληση θυγατρικής εταιρίας Alpha Ασφαλιστικής Α.Ε.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance, Alpha Επενδυτικών Συμμετοχών). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.).

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και οι Διοικητικές Υπηρεσίες της Τραπέζης.

β. Ανάλυση ανά γεωγραφικό τομέα

(Ποσά σε εκατ. Ευρώ)

	31.12.2006				
	Ελλάδα	Λοιπές χώρες	Όμιλος	Διακοπτόμενη Δραστηριότητα	Όμιλος (συνεχιζόμενη δραστηριότητα)
Τόκοι	1.221,1	202,0	1.423,1	5,5	1.417,6
Προμήθειες	345,7	56,8	402,5	2,4	400,1
Λοιπά έσοδα	131,5	23,8	155,3	30,9	124,4
Σύνολο εσόδων	**1.698,3**	**282,6**	**1.980,9**	**38,8**	**1.942,1**
Σύνολο εξόδων	**(748,3)**	**(166,4)**	**(914,7)**	**(27,3)**	**(887,4)**
Απομειώσεις	(230,4)	(24,8)	(255,2)	(1,2)	(254,0)
Κέρδη πριν το φόρο	**719,6**	**91,4**	**811,0**	**10,3**	**800,7**
Ενεργητικό	39.860,3	9.939,3	49,799,6	356,5	49.443,1
	31.12.2005				
Τόκοι	1.086,3	138,6	1.224,9	6,5	1.218,4
Προμήθειες	304,5	49,8	354,3	2,0	352,3
Λοιπά έσοδα	110,3	33,0	143,3	26,5	116,8
Σύνολο εσόδων	**1.501,1**	**221,4**	**1.722,5**	**35,0**	**1.687,5**
Σύνολο εξόδων	**(686,6)**	**(136,9)**	**(823,5)**	**(25,0)**	**(798,5)**
Απομειώσεις	(235,7)	(21,1)	(256,8)	(2,0)	(254,8)
Κέρδη πριν το φόρο	**578,8**	**63,4**	**642,2**	**8,0**	634,2
Ενεργητικό	37.368,0	6.639,0	44.007,0	-	43.915,0

42. Διαχείριση κινδύνων

42.1 Κίνδυνος αγοράς

Κίνδυνος αγοράς είναι ο κίνδυνος ζημίας που προκύπτει από δυσμενείς εξελίξεις στην τιμή ή στη μεταβλητότητα που παρατηρούνται στις αγορές επιτοκίων, συναλλάγματος, μετοχών και εμπορευμάτων. Ζημίες είναι δυνατόν να προκύψουν και από το χαρτοφυλάκιο συναλλαγών και κατά τη διαχείριση των στοιχείων Ενεργητικού – Παθητικού.
Ο κίνδυνος αγοράς του χαρτοφυλακίου συναλλαγών μετράται, με τον υπολογισμό της Αξίας σε Κίνδυνο (Value at Risk – VaR). Η μεθοδολογία υπολογισμού της Αξίας σε Κίνδυνο που χρησιμοποιείται είναι η μέθοδος της ιστορικής προσομοιώσεως. Η Τράπεζα χρησιμοποιεί περίοδο διακρατήσεως μίας και δέκα ημερών, ανάλογα με τον χρόνο που απαιτείται για τη ρευστοποίηση του χαρτοφυλακίου.

Για το έτος 2006 χρησιμοποιήθηκε περίοδος μεταβλητότητας δύο ετών και διάστημα εμπιστοσύνης 99%.

Κατά τη διάρκεια του έτους 2006, η μέση Αξία σε Κίνδυνο 10 ημερών για το χαρτοφυλάκιο συναλλαγών της Τραπέζης ήταν € 6,2 εκατ., με μέγιστη και ελάχιστη τιμή € 16 εκατ. (17.05.2006) και € 1,3 εκατ. (21.06.2006) αντίστοιχα.

Για την 31.12.2005 τα αντίστοιχα στοιχεία έχουν ως εξής:
- μέση Αξία σε Κίνδυνο 10 ημερών € 18,2 εκατ.,
- μέγιστη και ελάχιστη τιμή € 51,7 εκατ. (18.11.2005) και € 3 εκατ. (23.06.2005) αντίστοιχα
- αξία σε Κίνδυνο 10 ημερών συνολικά για την Τράπεζα, συμπεριλαμβανομένων και των συμμετοχών, € 13,1 εκατ.

Οι Τράπεζες και εταιρίες του Ομίλου έχουν πολύ μικρές θέσεις και όρια για το χαρτοφυλάκιο συναλλαγών και συνεπώς η έκθεση σε κίνδυνο είναι αμελητέα.

Για τη μέτρηση του κινδύνου αγοράς του Χαρτοφυλακίου Συναλλαγών συμπληρωματικά με τον υπολογισμό της Αξίας σε Κίνδυνο, ελέγχεται η συμπεριφορά του σε υποθετικές μεταβολές των παραμέτρων αγοράς (σενάρια), καθώς και σε ακραίες μεταβολές τους που παρατηρήθηκαν στο παρελθόν (stress - testing).

Στα πλαίσια της πολιτικής διαχειρίσεως χρηματοοικονομικών κινδύνων από την Επιτροπή Διαχειρίσεως στοιχείων Ενεργητικού – Παθητικού (ALCO), έχουν θεσπιστεί όρια εκθέσεως και μεγίστης ζημίας (stop loss) στα διάφορα προϊόντα που απαρτίζουν το Χαρτοφυλάκιο Συναλλαγών. Συγκεκριμένα έχουν θεσπιστεί όρια που αφορούν τους παρακάτω κινδύνους:

- Συναλλαγματικός κίνδυνος για θέσεις spot & forward
- Επιτοκιακός κίνδυνος για θέσεις ομολόγων, Interest Rate Swaps, Interest Futures, Interest Options
- Κίνδυνος τιμών για θέσεις μετοχών, index Futures και options
- Πιστωτικός κίνδυνος για διατραπεζικές πράξεις, εταιρικά ομόλογα και κρατικά ομόλογα αναπτυσσομένων χωρών.

Οι θέσεις σε αυτά τα προϊόντα παρακολουθούνται κατά τη διάρκεια της ημέρας και ελέγχονται για το ποσοστό καλύψεως και τυχόν υπερβάσεις των εκάστοτε ορίων.

Ανάλυση Στοιχείων Ενεργητικού – Παθητικού

Κίνδυνος αγοράς είναι δυνατόν να προκύψει, εκτός του χαρτοφυλακίου συναλλαγών, και από τη διάρθρωση των στοιχείων Ενεργητικού-παθητικού του χαρτοφυλακίου χορηγήσεων και καταθέσεων του Ομίλου.

Η μεθοδολογία υπολογισμού του επιτοκιακού και συναλλαγματικού κινδύνου είναι ίδια για την Τράπεζα αλλά και για τις εταιρίες του Ομίλου.

Οι εταιρίες του Ομίλου αναλαμβάνουν κίνδυνο από τη διακύμανση των συναλλαγματικών ισοτιμιών. Η Γενική Διεύθυνση καθορίζει όρια για την ανοικτή συναλλαγματική θέση -overnight- καθώς και για την ημερήσια ανοικτή συναλλαγματική θέση -daylight- τόσο για τη συνολική θέση όσο και ανά νόμισμα. Η συνολική θέση προκύπτει από την άθροιση της τρέχουσας θέσης από τα στοιχεία του ισολογισμού και της προθεσμιακής θέσης από τα παράγωγα προϊόντα.

Συναλλαγματική θέση της 31.12.2006

(ποσά σε χιλ. Ευρώ)

	USD	GBP	CHF	JPY	ΛΟΙΠΑ ΞΝ	ΕΥΡΩ	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ							
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	103.649	2.028	602	27	490.503	2.078.893	2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	966.224	7.935	14.370	5.314	77.569	3.565.300	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών	129.992	-	-	-	7.485	168.514	305.991
Παράγωγα χρηματοοικονομικά μέσα	-	-	-	-	-	245.676	245.676
Δάνεια και απαιτήσεις κατά πελατών	1.352.258	533.227	605.594	37.106	1.419.227	28.275.622	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου -Διαθέσιμα προς πώληση	433.982	7.012	-	-	296.447	6.815.161	7.552.602
Επενδύσεις σε συγγενείς εταιρίες	-	-	-	-	-	4.091	4.091
Επενδύσεις σε ακίνητα	-	-	-	-	5.833	25.685	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	24	4.176	-	-	110.936	820.860	935.996
Υπεραξία και λοιπά άυλα πάγια	-	45	-	-	74.273	42.820	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις	-	85	-	-	3.821	273.067	276.973
Λοιπά στοιχεία Ενεργητικού	157	3.696	54	2	44.963	260.968	309.840
Στοιχεία Ενεργητικού προς πώληση	-	-	-	-	545	483.842	484.387
Σύνολο Ενεργητικού	**2.986.286**	**558.204**	**620.620**	**42.449**	**2.531.602**	**43.060.499**	**49.799.660**
ΥΠΟΧΡΕΩΣΕΙΣ							
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	2.820.501	496.115	30.094	431.003	2.139.098	24.343.623	30.260.434
Παράγωγα χρηματοοικονομικά μέσα	-	-	-	-	-	224.576	224.576
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	63.344	-	-	192.994	94.733	13.438.182	13.789.253
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	-	1.623	-	-	3.206	124.248	129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	3.225	136.983	140.208
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	-	-	-	-	31.281	517.303	548.584
Λοιπές υποχρεώσεις	841	2.677	206	431	28.950	641.898	675.003
Προβλέψεις	-	-	-	-	47.309	17.954	65.263
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	-	-	-	-	-	353.595	353.595
Σύνολο Υποχρεώσεων	**2.884.686**	**500.415**	**30.300**	**624.428**	**2.347.802**	**39.798.362**	**46.185.993**
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	101.600	57.789	590.320	(581.979)	183.800	3.262.137	3.613.667
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	(114.125)	(25.708)	(593.254)	577.724	230.442	(89.772)	(14.693)
Συνολική Συναλλαγματική Θέση	**(12.525)**	**32.081**	**(2.934)**	**(4.255)**	**414.242**	**3.172.365**	**3.598.974**
Μη αντληθέντα υπόλοιπα δανείων	32.219	57.834	-	-	280.348	14.038.103	14.408.504

Συναλλαγματική θέση της 31.12.2005

(ποσά σε χιλ. Ευρώ)

	USD	GBP	CHF	JPY	ΛΟΙΠΑ ΞΝ	ΕΥΡΩ	ΣΥΝΟΛΟ
Σύνολο Ενεργητικού	2.596.904	356.953	403.110	67.342	2.189.888	38.392.849	44.007.046
Σύνολο Υποχρεώσεων	(2.627.272)	(425.394)	(17.672)	(572.895)	(1.817.575)	(35.423.554)	(40.884.362)
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	(30.368)	(68.441)	385.438	(505.553)	372.313	2.969.295	3.122.684
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	(357)	164.163	(380.900)	519.579	184.679	(483.534)	3.630
Συνολική Συναλλαγματική Θέση	**(30.725)**	**95.722**	**4.538**	**14.026**	**556.992**	**2.485.761**	**3.126.314**
Μη αντληθέντα υπόλοιπα δανείων	25.681	52.240	-	-	183.994	11.970.268	12.232.183

Στα πλαίσια της ανάλυσης των στοιχείων Ενεργητικού – Παθητικού διενεργείται Ανάλυση ληκτοτήτων (Gap Analysis) του επενδυτικού χαρτοφυλακίου ανά νόμισμα. Τα στοιχεία Ενεργητικού – Παθητικού ταξινομούνται σε χρονικές περιόδους (gaps) ανάλογα με το πότε επαναπροσδιορίζεται το επιτόκιό τους, για τα στοιχεία κυμαινομένου επιτοκίου, ή με το πότε λήγουν, για τα στοιχεία σταθερού επιτοκίου.

Στον παρακάτω πίνακα παρουσιάζονται η ανάλυση ληκτότητας των στοιχείων Ενεργητικού – Παθητικού.

Επιτοκιακός κίνδυνος (Gap Analysis) της 31.12.2006

(ποσά σε χιλ. Ευρώ)

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζό-μενα στοιχεία	ΣΥΝΟΛΑ
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.185.352	-	-	-	386	-	489.964	2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.592.485	149.947	218.710	262.225	403.406	6.883	3.056	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών	109.049	27.232	21.616	26.834	73.041	42.061	6.158	305.991
Παράγωγα χρηματοοικονομικά μέσα	245.676	-	-	-	-	-	-	245.676
Δάνεια και απαιτήσεις κατά πελατών	20.471.077	4.031.162	2.798.777	1.013.802	3.155.190	668.161	84.865	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	62.212	82.644	797.561	392.442	5.602.800	509.804	105.139	7.552.602
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις	1	-	-	-	-	-	4.090	4.091
Επενδύσεις σε ακίνητα	-	-	-	-	-	-	31.518	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	-	-	935.996	935.996
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	-	-	117.138	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	-	-	276.973	276.973
Λοιπά στοιχεία Ενεργητικού	-	-	-	-	-	-	309.840	309.840
Στοιχεία Ενεργητικού προς πώληση	-	-	-	-	-	-	484.387	484.387
Σύνολο Ενεργητικού	**26.665.852**	**4.290.985**	**3.836.664**	**1.695.303**	**9.234.823**	**1.226.909**	**2.849.124**	**49.799.660**
ΥΠΟΧΡΕΩΣΕΙΣ ΚΑΙ ΚΑΘΑΡΗ ΘΕΣΗ								
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	5.955.296	451.508	99.265	93.119	85.047	7	2.284	6.686.526
Παράγωγα χρηματοοικονομικά μέσα	224.576	-	-	-	-	-	-	224.576
Υποχρεώσεις προς πελάτες	20.459.351	1.109.864	636.743	523.488	32.634	4.656	807.172	23.573.908
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	7.762.831	5.877.446	131.897	17.079	-	-	-	13.789.253
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	-	-	-	-	-	-	129.077	129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	-	-	140.208	140.208
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	-	-	-	-	-	-	548.584	548.584
Λοιπές υποχρεώσεις	-	-	-	-	-	-	675.003	675.003
Προβλέψεις	-	-	-	-	-	-	65.263	65.263
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	-	700	4.108	1.352	-	-	347.435	353.595
Σύνολο Υποχρεώσεων	**34.402.054**	**7.439.518**	**872.013**	**635.038**	**117.681**	**4.663**	**2.715.026**	**46.185.993**

Επιτοκιακός κίνδυνος (Gap Analysis) της 31.12.2006

(ποσά σε χιλ. Ευρώ)

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζόμενα στοιχεία	ΣΥΝΟΛΑ
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο	-	-	-	-	-	-	1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-	-	-	-	-	-	127.961	127.961
Αποθεματικά	-	-	-	-	-	-	351.697	351.697
Αποτελέσματα εις νέον	-	-	-	-	-	-	686.018	686.018
Ίδιες μετοχές	-	-	-	-	-	-	(14.653)	(14.653)
Ποσά που αναγνωρίστηκαν απευθείας στην Καθαρή Θέση και συνδέονται με πάγια κατεχόμενα προς πώληση	-	-	-	-	-	-	(2.576)	(2.576)
Δικαιώματα μειοψηφίας	-	-	-	-	-	-	44.280	44.280
Υβριδικά κεφάλαια	-	829.654	-	-	-	-	-	829.654
Σύνολο Καθαρής θέσης	-	829.654	-	-	-	-	2.784.013	3.613.667
Σύνολο Υποχρεώσεων και Καθαρής Θέσης	34.402.054	8.269.172	872.013	635.038	117.681	4.663	5.499.039	49.799.660
ΑΝΟΙΓΜΑ	(7.736.202)	(3.978.187)	2.964.651	1.060.265	9.117.142	1.222.246	(2.649.915)	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	(7.736.202)	(11.714.389)	(8.749.738)	(7.689.473)	1.427.669	2.649.915		

Επιτοκιακός κίνδυνος (Gap Analysis) της 31.12.2005

(ποσά σε χιλ. Ευρώ)

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζόμενα στοιχεία	ΣΥΝΟΛΑ
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.898.821	-	-	-	-	-	303.561	2.202.382
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.644.484	105.419	25.326	-	-	-	-	4.775.229
Αξιόγραφα χαρτοφυλακίου συναλλαγών	52.094	1.906	8.461	22.393	36.574	1.210	-	122.638
Παράγωγα χρηματοοικονομικά μέσα	138.997	-	-	-	-	-	-	138.997
Δάνεια και απαιτήσεις κατά πελατών	18.010.955	2.856.059	2.247.377	1.877.724	1.840.915	261.063	262.450	27.356.543
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	708	187.363	1.549.692	594.560	5.105.533	216.449	90.757	7.745.062
Επενδύσεις σε συγγενείς εταιρίες	-	-	-	-	-	-	11.389	11.389
Επενδύσεις σε ακίνητα	-	-	-	-	-	-	29.550	29.550
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	-	-	937.973	937.973
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	-	-	107.436	107.436
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	-	-	202.519	202.519
Λοιπά στοιχεία Ενεργητικού		-	-	-	-	-	285.258	285.258
Στοιχεία Ενεργητικού προς πώληση	-	-	-	-	-	-	92.070	92.070
Σύνολο Ενεργητικού	24.746.059	3.150.747	3.830.856	2.494.677	6.983.022	478.722	2.322.963	44.007.046
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.796.300	1.306.308	25.991	-	-	-	-	8.128.599
Παράγωγα χρηματοοικονομικά μέσα	140.236	-	-	-	-	-	-	140.236
Υποχρεώσεις προς πελάτες	20.655.313	613.867	163.442	196.561	15.621	-	-	21.644.804
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	5.491.614	3.583.928	100.466	16.618	-	-	-	9.192.626
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος	-	-	-	-	-	-	128.202	128.202
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	-	-	23.857	23.857
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	-	-	-	-	-	-	561.748	561.748
Λοιπές υποχρεώσεις		-				-	743.372	743.372
Προβλέψεις	-	-	-	-	-	-	317.871	317.871
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	-	-	-	-	-	-	3.047	3.047
Σύνολο Υποχρεώσεων	33.083.463	5.504.103	289.899	213.179	15.621	-	1.778.097	40.884.362

Επιτοκιακός κίνδυνος (Gap Analysis) της 31.12.2005

(ποσά σε χιλ. Ευρώ)

ΚΑΘΑΡΗ ΘΕΣΗ	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζόμενα στοιχεία	ΣΥΝΟΛΑ
Κεφάλαια και αποθεματικά που αναλογούν στους μετόχους της Τραπέζης								
Μετοχικό Κεφάλαιο	-	-	-	-	-	-	1.456.018	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-	-	-	-	-	-	125.685	125.685
Αποθεματικά	-	-	-	-	-	-	324.297	324.297
Αποτελέσματα εις νέον	-	-	-	-	-	-	506.985	506.985
Ίδιες μετοχές	-	-	-	-	-	-	(188.316)	(188.316)
Δικαιώματα τρίτων	-	-	-	-	-	-	53.069	53.069
Υβριδικά κεφάλαια	-	844.946	-	-	-	-	-	844.946
Σύνολο Καθαρής θέσης	-	844.946	-	-	-	-	2.277.738	3.122.684
Σύνολο Υποχρεώσεων και Καθαρής Θέσης	33.083.463	6.349.049	289.899	213.179	15.621	-	4.055.835	44.007.046
ΑΝΟΙΓΜΑ	(8.337.404)	(3.198.302)	3.540.957	2.281.498	6.967.401	478.722	(1.732.872)	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	(8.337.404)	(11.535.706)	(7.994.749)	(5.713.251)	1.254.150	1.732.872	-	

Από την Ανάλυση ληκτοτήτων και με την εφαρμογή εναλλακτικών σεναρίων μεταβολών των επιτοκίων της αγοράς ή και των βασικών επιτοκίων της Τραπέζης και των εταιριών του Ομίλου, υπολογίζεται άμεσα η αντίστοιχη μεταβολή στο καθαρό έσοδο τόκων καθώς και στην αξία των στοιχείων Ενεργητικού – παθητικού.

42.2 Πιστωτικός κίνδυνος

Ως πιστωτικός κίνδυνος ορίζεται το γεγονός ο αντισυμβαλλόμενος (πιστούχος) να μη δύναται να ανταποκριθεί στις συμβατικές του υποχρεώσεις (αποπληρωμή δανείων στις συμβατικές ημερομηνίες). Για τα ενδεχόμενα αυτά σχηματίζονται προβλέψεις για τις επισφαλείς απαιτήσεις των οποίων η αρχική αξία απομειώθηκε κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Πέραν των ανωτέρω, σημαντικές μεταβολές στην οικονομία, ή στη συνολική εικόνα ενός κλάδου, ενδεχομένως να περικλείουν επιπλέον κινδύνους από αυτούς για τους οποίους έχουν ήδη σχηματισθεί προβλέψεις στις οικονομικές καταστάσεις. Η αντιμετώπιση των κινδύνων αυτών επιτυγχάνεται με την θέσπιση καταλλήλων πιστωτικών ορίων σε σχέση με μεμονωμένους πιστούχους ή ομίλους πιστούχων. Τα όρια αυτά βρίσκονται υπό συνεχή παρακολούθηση και αποτελούν αντικείμενο τακτής αναθεωρήσεως από αρμόδια (βάσει του ύψους των ορίων) εγκριτικά κλιμάκια. Όρια σχετιζόμενα με συγκεκριμένα πιστοδοτικά προϊόντα, κλάδους και χώρες εξετάζονται και εγκρίνονται από την ALCO και την Εκτελεστική Επιτροπή.

Η εκτίμηση του πιστωτικού κινδύνου πραγματοποιείται με την ανάλυση και διερεύνηση της ικανότητας των πιστούχων να ανταποκριθούν στις υποχρεώσεις τους με βάση τα εσωτερικά συστήματα και μεθοδολογίες διαβαθμίσεως πιστωτικού κινδύνου της Τραπέζης.

Για τις περιπτώσεις πιστούχων με χρηματοδοτικά ανοίγματα και σε άλλες εταιρίες του Ομίλου, κατά την εκτίμηση του πιστωτικού κινδύνου, λαμβάνεται υπόψη και το συνολικό άνοιγμα στον Όμιλο. Επίσης οι εταιρίες του Ομίλου χρησιμοποιούν και επιπλέον ειδικότερες διαδικασίες και συστήματα διαβαθμίσεως προσαρμοσμένα στα συγκεκριμένα προϊόντα που διαθέτουν.

Στη συνέχεια τα πιστωτικά όρια προσαρμόζονται όπου αυτό κρίνεται απαραίτητο. Επιπλέον, βάσει της ανωτέρω αναλύσεως λαμβάνονται οι εξασφαλίσεις και καθορίζονται τα περιθώρια των επιτοκίων.

42.3 Κίνδυνος ρευστότητας

Η παρακολούθηση του κινδύνου ρευστότητας επικεντρώνεται στην ικανότητα του Ομίλου να διατηρεί επαρκή ρευστότητα για την εκπλήρωση των συναλλακτικών του υποχρεώσεων.

Το μεγαλύτερο μέρος του Ενεργητικού του Ομίλου χρηματοδοτείται από πελατειακές καταθέσεις και ομόλογα εκδόσεως του Ομίλου. Η χρηματοδότηση αυτή μπορεί να διαχωριστεί σε δύο κατηγορίες:

α) Πελατειακές καταθέσεις για κάλυψη ταμειακών αναγκών.

Οι καταθέσεις για σκοπούς καλύψεως ταμιακών αναγκών είναι οι καταθέσεις Ταμιευτηρίου και Όψεως. Παρόλο που οι καταθέσεις αυτές μπορούν να αποσυρθούν χωρίς προειδοποίηση εάν ζητηθεί, η διασπορά σε αριθμό και είδος καταθετών διασφαλίζει την απουσία σημαντικών απρόσμενων διακυμάνσεων. Έτσι αυτές οι καταθέσεις αποτελούν στην πλειοψηφία τους σταθερή καταθετική βάση.

β) Πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς

Οι πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς αφορούν τις προθεσμιακές πελατειακές καταθέσεις, τις πράξεις προσωρινής εκχωρήσεως με την πελατεία και την πώληση ομολόγων εκδόσεως του Ομίλου.

Σύμφωνα με την Ανάλυση των ληκτοτήτων ρευστότητας (Liquidity Gap Analysis), υπολογίζονται οι χρηματοροές που προκύπτουν από όλα τα στοιχεία Ενεργητικού και Παθητικού και ταξινομούνται σε χρονικές περιόδους, ανάλογα με το πότε πραγματοποιούνται, με εξαίρεση τα αξιόγραφα του χαρτοφυλακίου συναλλαγών και του διαθεσίμου προς πώληση. Ειδικά για αυτά τα χαρτοφυλάκια, τα οποία μπορούν να ρευστοποιηθούν εύκολα, κατανέμονται στην πρώτη περίοδο λαμβάνοντας υπόψη σχετικούς συντελεστές ρευστοποιησιμότητας (haircuts).

Κίνδυνος ρευστότητας (liquidity gap analysis) της 31.12.2006

(ποσά σε χιλ. Ευρώ)

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.675.702	-	-	-	-	2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.578.766	109.809	212.501	272.127	463.509	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών						
- Ομόλογα χαρτοφυλακίου συναλλαγών	290.691	-	-	-	15.300	305.991
Παράγωγα χρηματοοικονομικά μέσα	245.676	-	-	-	-	245.676
Δάνεια και απαιτήσεις κατά πελατών	1.001.730	2.534.946	3.208.807	4.958.311	20.519.240	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
- Ομόλογα Διαθέσιμα προς πώληση	7.079.518	-	-	-	372.606	7.452.124
- Μετοχές Διαθέσιμες προς πώληση	90.430	-	-	-	10.048	100.478
Επενδύσεις σε συγγενείς εταιρίες	-	-	-	-	4.091	4.091
Επενδύσεις σε ακίνητα	-	-	-	-	31.518	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	935.996	935.996
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	117.138	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	276.973	276.973
Λοιπά στοιχεία Ενεργητικού	4.623	36	19.496	213.160	72.525	309.840
Πάγια κατεχόμενα προς πώληση	-	-	-	-	484.387	484.387
Σύνολο Ενεργητικού	**14.967.136**	**2.644.791**	**3.440.804**	**5.443.598**	**23.303.331**	**49.799.660**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.206.295	83.491	11.101	9.980	375.659	6.686.526
Παράγωγα χρηματοοικονομικά μέσα	224.576	-	-	-	-	224.576
Υποχρεώσεις προς πελάτες	5.170.344	1.500.397	1.143.948	1.527.537	14.231.682	23.573.908
Εκδοθείσες ομολογίες και λοιπές δανειακές υποχρεώσεις	18.977	485.873	403.537	120.345	12.760.521	13.789.253
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	17.054	-	112.023	-	-	129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	140.208	140.208
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	-	-	-	-	548.584	548.584
Λοιπές υποχρεώσεις	447.357	39.114	48.721	73.807	66.004	675.003
Προβλέψεις	-	-	-	-	65.263	65.263
Υποχρεώσεις που συνδέονται με πάγια κατεχόμενα προς πώληση	353.595	-	-	-	-	353.595
Σύνολο Υποχρεώσεων	**12.438.198**	**2.108.875**	**1.719.330**	**1.731.669**	**28.187.921**	**46.185.993**
ΚΑΘΑΡΗ ΘΕΣΗ						
Σύνολο Καθαρής Θέσης	-	-	-	-	**3.613.667**	**3.613.667**
Σύνολο Υποχρεώσεων και Καθαρής Θέσης	**12.438.198**	**2.108.875**	**1.719.330**	**1.731.669**	**31.801.588**	**49.799.660**
Άνοιγμα ρευστότητας	**2.528.938**	**535.916**	**1.721.474**	**3.711.929**	**(8.498.257)**	

Κίνδυνος ρευστότητας (liquidity gap analysis) της 31.12.2005 (ποσά σε χιλ. Ευρώ)

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.202.382	-	-	-	-	2.202.382
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.030.210	49.877	94.885	293.394	306.863	4.775.229
Αξιόγραφα χαρτοφυλακίου συναλλαγών	116.506	-	-	-	6.132	122.638
Παράγωγα χρηματοοικονομικά μέσα	138.997	-	-	-	-	138.997
Δάνεια και απαιτήσεις κατά πελατών	1.021.972	2.076.790	2.523.522	3.591.084	18.143.175	27.356.543
Αξιόγραφα επενδυτικού χαρτοφυλακίου	7.352.375	-	-	-	392.687	7.745.062
Επενδύσεις σε συγγενείς εταιρίες	-	-	-	-	11.389	11.389
Επενδύσεις σε ακίνητα	-	-	-	-	29.550	29.550
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	937.973	937.973
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	107.436	107.436
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	202.519	202.519
Στοιχεία Ενεργητικού προς πώληση	-	-	-	-	92.070	92.070
Λοιπά στοιχεία Ενεργητικού	16.955	-	107.945	-	160.358	285.258
Σύνολο Ενεργητικού	**14.879.397**	**2.126.667**	**2.726.352**	**3.884.478**	**20.390.152**	**44.007.046**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.842.072	1.208.593	26.925	-	51.009	8.128.599
Παράγωγα χρηματοοικονομικά μέσα	140.236	-	-	-	-	140.236
Υποχρεώσεις προς πελάτες	4.540.743	1.356.089	780.238	1.367.743	13.599.991	21.644.804
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	10.288	511.075	1.005.758	1.010.112	6.655.393	9.192.626
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	128.202	-	-	-	-	128.202
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	23.857	23.857
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	3.641	7.282	10.923	21.846	518.056	561.748
Λοιπές υποχρεώσεις	546.151	103.630	23.650	-	69.941	743.372
Προβλέψεις	-	-	-	-	317.871	317.871
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	3.047	-	-	-	-	3.047
Σύνολο Υποχρεώσεων	**12.214.380**	**3.186.669**	**1.847.494**	**2.399.701**	**21.236.118**	**40.884.362**
ΚΑΘΑΡΗ ΘΕΣΗ						
Σύνολο Καθαρής Θέσης	-	-	-	-	**3.122.684**	**3.122.684**
Σύνολο Υποχρεώσεων και Καθαρής Θέσης	**12.214.380**	**3.186.669**	**1.847.494**	**2.399.701**	**24.358.802**	**44.007.046**
Άνοιγμα ρευστότητας	**2.665.017**	**(1.060.002)**	**878.858**	**1.484.777**	**(3.968.650)**	

43. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο Ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο Ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	31.12.2006	**31.12.2005**
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	32.784	27.447
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	782	792
Συνολικό σταθμισμένο Ενεργητικό	33.566	28.239
Κύρια βασικά κεφάλαια (Upper tier I)	2.582	2.211
Βασικά κεφάλαια (Tier I)	3.412	2.947
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.315	3.820
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,7%	7,8%
Δείκτης βασικών κεφαλαίων (Tier I)	10,2%	10,4%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**12,9%**	**13,5%**

44. Συναλλαγές συνδεδεμένων μερών

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	31.12.2006	**31.12.2005**
Δάνεια	3.100	5.628
Καταθέσεις	31.067	14.854
Εγγυητικές επιστολές	165	145
Ομολογίες εκδόσεώς μας	15.688	-
Τόκοι έσοδα	82	-
Τόκοι έξοδα	1.247	-

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	31.12.2006	**31.12.2005**
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	611	1.390
Σύνολο	**611**	**1.390**
Παθητικό		
Υποχρεώσεις προς πελάτες	5	639
Σύνολο	**5**	**639**
Εγγυητικές επιστολές	-	1.353
Σύνολο	**-**	**1.353**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	89	84
Γενικά διοικητικά έσοδα	-	17
Λοιπά έσοδα	578	-
Σύνολο	**667**	**101**

	31.12.2006	31.12.2005
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	-	5
Γενικά διοικητικά έξοδα	781	688
Σύνολο	781	693

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων και των Εντεταλμένων Γενικών Διευθυντών των εταιριών του Ομίλου, οι οποίες επιβάρυναν τα αποτελέσματα της χρήσεως 2006, ανέρχονται σε € 11.298 (31.12.2005: € 8.310). Η αύξησή τους οφείλεται, κυρίως, στις αλλαγές που επήλθαν στη Διοίκηση της Τραπέζης, από 22.2.2005 και την τοποθέτηση από 16.5.2006 δύο νέων Εντεταλμένων Γενικών Διευθυντών.

45. Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό του Ομίλου

α. Η Γενική Συνέλευση των μετόχων της Τραπέζης της 11ης Απριλίου 2000 ενέκρινε για την πενταετία 2000-2004 τη διάθεση, σε ανώτερα στελέχη της Τραπέζης και του Ομίλου της, με κριτήριο την αποδοτικότητά τους, δικαιωμάτων προαιρέσεως (stock options) επί μετοχών μέχρι συνολικού αριθμού 0,5 % επί του ευρισκομένου σε κυκλοφορία αριθμού μετοχών με τιμή εξάσκησης (exercise price) την ονομαστική αξία της μετοχής. Στην περίπτωση μεταβολής της ονομαστικής αξίας της μετοχής ή του αριθμού των ευρισκομένων σε κυκλοφορία μετοχών, μετά την ημερομηνία εκχώρησης των δικαιωμάτων προαιρέσεως, αναπροσαρμόζεται ο αριθμός των εκχωρηθέντων δικαιωμάτων προκειμένου να μην μεταβληθεί η εύλογη αξία τους.
Η εξάσκησή τους γίνεται μετά την παρέλευση τριετίας από την ημερομηνία χορηγήσεώς τους και η Τράπεζα δεν έχει υποχρέωση να επαναγοράσει ή να διακανονίσει χρηματικώς τα εν λόγω δικαιώματα.

β. Η Γενική Συνέλευση των μετόχων της Τραπέζης της 24ης Μαΐου 2005 ενέκρινε νέο πρόγραμμα διαθέσεως δικαιωμάτων προαιρέσεως σε ανώτερα στελέχη της Τραπέζης και του Ομίλου της. Η διάρκεια του προγράμματος είναι πενταετής με λήξη τον Δεκέμβριο του 2009. Στα πλαίσια του προγράμματος, η Τράπεζα θα εκδίδει, κατόπιν ενασκήσεως των δικαιωμάτων προαιρέσεως, νέες μετοχές υπέρ των ληπτών, συνολικού αριθμού μη υπερβαίνοντος το 1% του αριθμού μετοχών της Τραπέζης. Οι λήπτες θα αποκτούν τις, κατ' ενάσκηση των δικαιωμάτων προαιρέσεως, εκδιδόμενες νέες μετοχές της Τραπέζης σε τιμή διαθέσεως η οποία, κατά το χρόνο ενασκήσεως, θα κυμαίνεται από την ονομαστική αξία αυτών έως το 80% της χρηματιστηριακής τιμής.

Οι μεταβολές στον αριθμό των υφισταμένων δικαιωμάτων προαιρέσεως και στη μεσοσταθμική τιμή εξασκήσεως, αφού αναπροσαρμοστούν με βάση:

i. τις αυξήσεις του μετοχικού κεφαλαίου που αποφάσισαν οι Τακτικές Γενικές Συνελεύσεις της 30ης Μαρτίου 2004, της 19ης Απριλίου 2005 και 18ης Απριλίου 2006 και

ii. την εξάσκηση των δικαιωμάτων προαιρέσεως την 1η Δεκεμβρίου 2006 έχουν ως εξής:

	2006		2005	
	Μέση τιμή εξάσκησης ανά μετοχή	Εναπομένοντα δικαιώματα προαιρέσεως	Μέση τιμή εξάσκησης ανά μετοχή	Εναπομένοντα δικαιώματα προαιρέσεως
1 Ιανουαρίου	5,00	523.222	5,00	557.431
Χορηγηθέντα	3,90	521.027	-	-
Ακυρωθέντα	3,90	(21.979)	5,00	(18.857)
Εξασκηθέντα	3,90	(336.950)	-	-
Προσαρμογή	3,90	218.504	5,00	(15.352)
31 Δεκεμβρίου	3,90	903.824	5,00	523.222

Ο αριθμός των υφισταμένων δικαιωμάτων προαιρέσεως κατά την 31η Δεκεμβρίου 2006 είναι 903.824 (31 Δεκεμβρίου 2005: 523.222) με εναπομένουσα μέση σταθμική διάρκεια 18 μήνες (31 Δεκεμβρίου 2005: 17 μήνες) και τιμή εξάσκησης € 3,90 (31 Δεκεμβρίου 2005: € 5).

Η εύλογη αξία ανά δικαίωμα υπολογίστηκε χρησιμοποιώντας το μοντέλο αποτίμησης Black & Scholes. Οι σημαντικές μεταβλητές που υπεισέρχονται στο μοντέλο είναι η τιμή μετοχής, η τιμή εξάσκησης, η μερισματική απόδοση, το επιτόκιο προεξόφλησης και η μεταβλητότητα της τιμής της μετοχής (volatility). Η μεταβλητότητα, ήτοι η τυπική απόκλιση των αναμενόμενων μεταβολών της τιμής της μετοχής, υπολογίζεται βάσει στατιστικής ανάλυσης των ημερήσιων τιμών της μετοχής των τελευταίων 12 μηνών.

γ. Με τη δεύτερη, εξ αναβολής, Επαναληπτική Γενική Συνέλευση των Μετόχων της Alpha Bank που πραγματοποιήθηκε την 6.6.2006 εγκρίθηκε η θέσπιση νέου πενταετούς προγράμματος διαθέσεως δικαιωμάτων προαιρέσεως σε στελέχη της Τραπέζης και συνδεδεμένων μεθ' αυτής εταιριών, που διαφέρει κατά τα εξής κύρια σημεία από το ισχύον:

i. ο μέγιστος αριθμός δικαιωμάτων που μπορεί να εγκριθεί θα αντιστοιχεί στο 5% του εκάστοτε εν κυκλοφορία αριθμού μετοχών της Τραπέζης.

ii. οι δικαιούχοι είναι εκτελεστικά μέλη του Διοικητικού Συμβουλίου, διευθυντικά και λοιπά στελέχη της Τραπέζης και των συνδεδεμένων μεθ' αυτής εταιριών με την έννοια του άρθρου 42ε παρ. 5 κ.ν. 2190/1920.

iii. η τιμή διαθέσεως ισοδυναμεί στο 90% τιμής που εμπίπτει εντός του εύρους τιμών που οριοθετείται μεταξύ της μέσης χρηματιστηριακής τιμής της μετοχής της Τραπέζης κατά το μήνα Δεκέμβριο και της αντιστοίχου κατά το ημερολογιακό μήνα που προηγείται, της αποφάσεως του Διοικητικού Συμβουλίου περί χορηγήσεως δικαιωμάτων προαιρέσεως.

iv. ο χρόνος ενασκήσεως διαφοροποιείται εις το ότι ήδη μετά την παρέλευση ενός έτους από την ημερομηνία χορηγήσεως των δικαιωμάτων και εφ' εξής κάθε χρόνο από τα επόμενα δύο έτη, δύναται να ενασκεί ο δικαιούχος έως και το 1/3 των συνολικά αναλογούντων σε αυτόν δικαιώματα προαιρέσεως. Υπό προϋποθέσεις, δύναται να μεταθέσει την ημερομηνία ενασκήσεως των δικαιωμάτων προαιρέσεως διαδοχικά σε επόμενα έτη, αλλά όχι πέραν της πενταετίας από την ημερομηνία χορηγήσεως.

Τέλος, εγκρίθηκε η τροποποίηση του υφισταμένου προγράμματος, ούτως ώστε η διάρκεια και οι δικαιούχοι να συμπίπτουν και στα δύο προγράμματα.

46. Απόκτηση, συγχώνευση και πώληση θυγατρικών και συγγενών εταιριών

α) Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση 2.178.000 μετοχών της θυγατρικής της εταιρίας Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ, ήτοι ποσοστό 99% του μετοχικού κεφαλαίου της εταιρίας, στην επίσης θυγατρική της εταιρία Alpha Bank London Ltd, έναντι ποσού € 3,4 εκατ. Η εν λόγω μεταβίβαση έγινε στο πλαίσιο της αναδιοργανώσεως των δραστηριοτήτων private banking του Ομίλου και δεν είχε ουδεμία επίπτωση στα αποτελέσματα του.

β) Την 16.2.2006 ολοκληρώθηκε η μεταβίβαση σε τρίτους, από την Τράπεζα και θυγατρικές της εταιρίες, των μετοχών της θυγατρικής εταιρίας Alpha Insurance Romania S.A., αντί συνολικού τιμήματος € 2,6 εκατ. Για την ανωτέρω μεταβίβαση είχε υπογραφεί συμφωνία την 11.10.2005. Το ποσοστό συμμετοχής του Ομίλου στην καθαρή θέση της εταιρίας ανήρχετο σε € 2,2 εκατ. Τα κέρδη από την πώληση της συμμετοχής στην εν λόγω εταιρία, η οποία εμφανιζόταν στις οικονομικές καταστάσεις της 31.12.2005 στο λογαριασμό «Στοιχεία Ενεργητικού προς πώληση» ανήλθαν σε € 0,4 εκατ.

γ) Την 24.2.2006 μεταβιβάστηκε το σύνολο των μετοχών της εταιρίας Τουριστική Εταιρία Λέσβου Α.Ε., ήτοι ποσοστό 24,99% του μετοχικού της κεφαλαίου σε τρίτους έναντι € 2 εκατ. Η εταιρία αποτιμάτο με τη μέθοδο της καθαρής θέσεως στις οικονομικές καταστάσεις του Ομίλου. Εκ της πωλήσεως προέκυψαν κέρδη ύψους € 1,4 εκατ.

δ) Την 31.5.2006 καταχωρήθηκε στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας της Τραπέζης Alpha Α.Ε. Συμμετοχών και Επενδύσεων από την επίσης θυγατρική Alpha Α.Ε. Επενδυτικών Συμμετοχών. Στο μετοχικό κεφάλαιο της εταιρίας που προέκυψε μετά τη συγχώνευση η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

ε) Την 31.5.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως του Καταστήματος Βελιγραδίου της Alpha Bank Α.Ε. από την εξαγορασθείσα το 2005 Jubanka A.D. Beograd, η οποία την 1.6.2006 μετονομάσθη σε Alpha Bank AD Beograd και την 9.10.2006 σε Alpha Bank Sbrija A.D.

στ) Την 14.6.2006 έγινε μεταβίβαση σε τρίτους του συνόλου της συμμετοχής της Τραπέζης στην εταιρία Geosynthesis Α.Ε., ήτοι ποσοστό 20% του κεφαλαίου, έναντι ποσού € 13,8 χιλ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 13,8 χιλ.

ζ) Η εταιρία Alpha Insurance Brokers S.R.L. που ιδρύθηκε από την Alpha Bank Romania S.A. με σκοπό την παροχή μεσιτικών ασφαλιστικών υπηρεσιών, ενοποιήθηκε για πρώτη φορά εντός του πρώτου εξαμήνου 2006.

η) Την 19.9.2006 καταχωρήθηκε στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας Alpha Asset Management A.E.Π.Ε.Υ. από την επίσης θυγατρική Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε. Το νέο εταιρικό σχήμα ονομάσθηκε Alpha Asset Management ΑΕΔΑΚ. Στο μετοχικό κεφάλαιο της εταιρίας που προέκυψε από τη συγχώνευση, η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

θ) Η εταιρία Alpha Real Estate D.O.O. Beograd που ιδρύθηκε από την Alpha Αστικά Ακίνητα Α.Ε. με σκοπό την εκμετάλλευση και διαχείριση ακινήτων, ενοποιήθηκε για πρώτη φορά το εννεάμηνο του 2006.

ι) Την 12.10.2006 η Τράπεζα προέβη στη μεταβίβαση του 100% των μετοχών που κατείχε στη θυγατρική της εταιρία «Καφέ Μαζί Α.Ε.» στην επίσης θυγατρική της εταιρία «Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.» έναντι τιμήματος € 59 χιλ. Η «Καφέ Μαζί Α.Ε.» μετονομάσθη στη συνέχεια σε «Τουριστικά Θέρετρα Α.Ε.» και πρόκειται να αναδεχθεί τον κλάδο ξενοδοχειακών δραστηριοτήτων Hilton Ρόδου, στο πλαίσιο ενάρξεως διαδικασιών αποσχίσεώς του από την «Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.», με ημερομηνία αναφοράς την 31.10.2006.

ια) Την 18.10.2006 η Τράπεζα απέκτησε 100% συμμετοχή στην κυπριακή εταιρία Alpha Group Investments Ltd. Στην εν λόγω εταιρία η Τράπεζα εισέφερε τις μετοχές που κατείχε για την συμμετοχή της στη θυγατρική Alpha Ασφαλιστική Α.Ε., με αντάλλαγμα μετοχές της Alpha Group Investments Ltd. Η εταιρία θα χρησιμοποιηθεί ως εταιρία συμμετοχών για την ανάπτυξη της στρατηγικής του Ομίλου στη Νοτιοανατολική Ευρώπη.

ιβ) Εντός του μηνός Οκτωβρίου 2006 ιδρύθηκε από την θυγατρική της Τραπέζης Alpha Αστικά Ακίνητα Α.Ε., εταιρία με την επωνυμία Alpha Astika Akinita D.O.O.E.L.Skopje με έδρα τα Σκόπια και αρχικό κεφάλαιο € 10.000.

ιγ) Την 2.11.2006 η Τράπεζα υπέβαλε, στην Επιτροπή Κεφαλαιαγοράς και στο Διοικητικό Συμβούλιο της θυγατρικής της εταιρίας Alpha Leasing A.E., σύμφωνα με τα οριζόμενα στο Ν.3461/2006, προαιρετική δημόσια πρόταση αποκτήσεως μετοχών εκδόσεως της τελευταίας. Το προσφερόμενο τίμημα ορίσθηκε σε € 6,50 ανά μετοχή, ενώ οι μετοχές που κατά την αυτήν ημερομηνία αποτελούσαν αντικείμενο της δημοσίας προτάσεως ανήρχοντο σε 137.088, ήτοι ποσοστό 0,35% επί του μετοχικού κεφαλαίου. Η περίοδος αποδοχής της δημοσίας προτάσεως άρχισε την 24.11.2006 και έληξε την 22.12.2006. Κατά τη διάρκεια της περιόδου αποδοχής προσφέρθηκαν, από αποδεχομένους τη δημόσια πρόταση μετόχους, 2.418 μετοχές, ήτοι ποσοστό 0,006% επί του συνολικού καταβεβλημένου μετοχικού κεφαλαίου και των δικαιωμάτων ψήφου της Εταιρίας.

ιδ) Την 12.12.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως της εταιρίας του Ομίλου Alpha Asset Finance Ltd. από την θυγατρική εταιρία της Τραπέζης Alpha Bank Ltd.

ιε) Την 13.12.2006 εκκαθαρίστηκε η εταιρία Γαιογνώμων Α.Ε. Από την εκκαθάριση προέκυψε κέρδος ύψους € 99 χιλ.

ιστ) Την 15.12.2006, κατεχωρήθη στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση περί ιδρύσεως της εταιρίας Καφέ Alpha A.E. επιχείρηση κυλικείου-εστιατορίου (και ζαχαροπλαστείου), με μετοχικό κεφάλαιο € 59 χιλ., στην οποία η Τράπεζα συμμετέχει άμεσα και έμμεσα με 100%.

ιζ) Την 21.12.2006 μετεβιβάσθηκε το σύνολο των μετοχών της εταιρίας Icap A.E., ήτοι ποσοστό 26,96% του μετοχικού κεφαλαίου σε τρίτους έναντι € 8,39 εκατ.
Η εταιρία αποτιμάτο με την μέθοδο της Καθαρής Θέσεως στις Οικονομικές Καταστάσεις του Ομίλου. Εκ της πωλήσεως προέκυψαν κέρδη ύψους € 3,0 εκατ.

47. Αναμόρφωση οικονομικών καταστάσεων προηγουμένης χρήσεως

Παρακάτω παρατίθενται αναμορφώσεις στην Ενοποιημένη κατάσταση αποτελεσμάτων στα καθαρά κέρδη ανά μετοχή και στην Ενοποιημένη κατάσταση ταμειακών ροών έτους 2005, λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση της διακοπτόμενης δραστηριότητας, που προέκυψε μετά την υπογραφή συμφωνίας για την πώληση της Alpha Ασφαλιστικής Α.Ε.

Ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	1.1. - 31.12.2005		
	Δημοσιευμένα ποσά	Διακοπτόμενες δραστηριότητες	Συνεχιζόμενες δραστηριότητες
Τόκοι και εξομοιούμενα έσοδα	1.829.435	6.551	1.822.884
Τόκοι και εξομοιούμενα έξοδα	(604.490)	-	(604.490)
Καθαρό έσοδο από τόκους	1.224.945	6.551	1.218.394
Έσοδα από αμοιβές και προμήθειες	380.380	1.972	378.408
Προμήθειες έξοδα	(26.093)	-	(26.093)
Καθαρό έσοδο από αμοιβές και προμήθειες	354.287	1.972	352.315
Έσοδα από μερίσματα	2.640	60	2.580
Αποτελέσματα χρηματοοικονομικών πράξεων	30.170	4.922	25.248
Λοιπά έσοδα	111.661	21.546	90.115
	144.471	26.528	117.943
Σύνολο εσόδων	**1.723.703**	**35.051**	**1.688.652**
Αμοιβές και έξοδα προσωπικού	(446.124)	(13.967)	(432.157)
Γενικά διοικητικά έξοδα	(309.755)	(8.108)	(301.647)
Αποσβέσεις	(62.488)	(2.927)	(59.561)
Λοιπά έξοδα	(5.108)	-	(5.108)
Σύνολο εξόδων	**(823.475)**	**(25.002)**	**(798.473)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(256.845)	(1.972)	(254.873)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(1.165)	-	(1.165)
Κέρδη προ φόρων	**642.218**	**8.077**	**634.141**
Φόρος εισοδήματος	(136.348)	(4.277)	(132.071)
Καθαρά κέρδη μετά από φόρους	**505.870**	**3.800**	**502.070**
Καθαρά Κέρδη αναλογούντα στους Μετόχους της Τραπέζης	**502.174**	**3.751**	**498.423**
Καθαρά Κέρδη αναλογούντα σε τρίτους	3.696	49	3.647
Καθαρά κέρδη ανά μετοχή			
Βασικά (€ ανά μετοχή)	1,76	0,01	1,24
Προσαρμοσμένα (€ ανά μετοχή)	1,75	0,01	1,24

Ενοποιημένη κατάσταση Ταμειακών Ροών

(Ποσά σε χιλιάδες ευρώ)

	1.1. - 31.12.2005		
	Δημοσιευμένα ποσά	Διακοπτόμενες δραστηριότητες	Συνεχιζόμενες δραστηριότητες
Σύνολο εισροών/(εκροών) από λειτουργικές δραστηριότητες	5.827.415	16.204	5.811.211
Σύνολο εισροών/(εκροών) από επενδυτικές δραστηριότητες	(6.020.673)	(3.436)	(6.017.237)
Σύνολο εισροών/(εκροών) χρηματοδοτικές δραστηριότητες	292.637	-	292.637
Καθαρή αύξηση/(μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου	99.379	12.768	86.611
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(1.949)	-	(1.949)
Σύνολο εισροών/(εκροών) περιόδου	**97.430**	**12.768**	**84.662**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**5.568.384**		
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**5.665.814**		

48. Άλλα σημαντικά γεγονότα

Η Τράπεζα προέβη την 23.11.2006 σε συμφωνία με τον Όμιλο Anadolu για τη δημιουργία ενός ισχυρού χρηματοοικονομικού ομίλου στην τουρκική αγορά.
Η Τράπεζα στοχεύει *μεσοπρόθεσμα στη* δημιουργία ενός δικτύου 100 και πλέον Καταστημάτων, επικεντρωμένο στις μεγάλες πόλεις της χώρας.

Η συναλλαγή αποτιμάται σε Δολάρια ΗΠΑ 492,5 εκατ. Η Τράπεζα θα καταβάλει τίμημα ίσο με το ήμισυ του ποσού αυτού. Οι δύο πλευρές θα δημιουργήσουν από κοινού μία εταιρία συμμετοχών, στην οποία θα συμμετέχουν κατά 50% εκάστη, το ενεργητικό της οποίας θα συνίσταται από τις συμμετοχές του Ομίλου Anadolu, στις εταιρίες Abank (Alternatifbank) και Alease (Alternatiflease), δηλαδή 94% και 95% του συνόλου του μετοχικού κεφαλαίου αντιστοίχως.

Η εταιρία συμμετοχών θα κατέχει επίσης εμμέσως 100% της χρηματιστηριακής εταιρίας Alternatif Yatirim, 45% της εισηγμένης εταιρίας διαχειρίσεως χαρτοφυλακίου Alternatif Yatirim Ortkaligi, τα κεντρικά γραφεία της τραπέζης και της χρηματιστηριακής εταιρίας, τα οποία βρίσκονται σε περιοχές υψηλής εμπορικότητας στην Κωνσταντινούπολη.

Επίσης, τα δύο μέρη θα υποβάλουν προαιρετική δημόσια προσφορά για την απόκτηση των μετοχών μειοψηφίας της Abank και της Alease με τους ίδιους όρους που ισχύουν και για τους μετόχους πλειοψηφίας, μετά την ολοκλήρωση της συναλλαγής. Τα συμβαλλόμενα μέρη συμφώνησαν για την ισάριθμη εκπροσώπησή τους στο Διοικητικό Συμβούλιο της εταιρίας και για την από κοινού λήψη αποφάσεων σε όλα τα θέματα στρατηγικής σημασίας.

Η ολοκλήρωση της συναλλαγής αναμένεται κατά το πρώτο τρίμηνο του 2007.

49. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Δεν υφίστανται σημαντικά γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων του Ομίλου.

Αθήναι, 27 Φεβρουαρίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

Οι ανωτέρω οικονομικές καταστάσεις που αποτελούνται από (74) σελίδες, είναι αυτές που αναφέρονται στην έκθεση ελέγχου μας, με ημερομηνία 27.02.2007.

Αθήνα, 27 Φεβρουαρίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ

Μάριος Τ. Κυριάκου Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 11121	Νικόλαος Ε. Βουνισέας Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 18701

ALPHA BANK

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ
ΤΗΣ 31.12.2006

(Σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης - Δ.Π.Χ.Π.)

ΑΘΗΝΑΙ
27 ΦΕΒΡΟΥΑΡΙΟΥ 2007

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

Έκθεση Ελέγχου Ανεξάρτητων Ορκωτών Ελεγκτών 1

Γενικές πληροφορίες 3

Οικονομικές καταστάσεις της 31.12.2006

- Κατάσταση αποτελεσμάτων 5
- Ισολογισμός 6
- Κατάσταση μεταβολών της Καθαρής Θέσεως 7
- Κατάσταση ταμειακών ροών 9
- Σημειώσεις επί των οικονομικών καταστάσεων

1 Ακολουθούμενες λογιστικές αρχές

1.1 Βάση παρουσίασης 10
1.2 Πληροφόρηση κατά τομέα 12
1.3 Συναλλαγές σε ξένο νόμισμα και μετατροπή οικονομικών καταστάσεων οικονομικών μονάδων εξωτερικού 13
1.4 Διαθέσιμα και ταμειακά ισοδύναμα 14
1.5 Αρχές ταξινόμησης και αποτίμησης των χρηματοοικονομικών στοιχείων ενεργητικού 14
1.6 Παράγωγα χρηματοοικονομικά μέσα και λογιστική αντιστάθμισης 15
1.7 Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες 17
1.8 Ενσώματα πάγια στοιχεία (ιδιοχρησιμοποιούμενα) 17
1.9 Επενδύσεις σε ακίνητα 18
1.10 Υπεραξία και λοιπά άυλα πάγια στοιχεία 18
1.11 Μισθώσεις 18
1.12 Απομείωση δανείων 19
1.13 Αναβαλλόμενη φορολογία 20
1.14 Στοιχεία Ενεργητικού προς πώληση 21
1.15 Χρηματοοικονομικές υποχρεώσεις 21
1.16 Προγράμματα παροχών στο προσωπικό 22
1.17 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό 22
1.18 Προβλέψεις 23
1.19 Συμφωνίες πώλησης και επαναγοράς 23
1.20 Καθαρή Θέση 23
1.21 Τόκοι έσοδα και έξοδα 24
1.22 Αμοιβές και έσοδα από προμήθειες 24
1.23 Συγκριτικά στοιχεία 24

Αποτελέσματα

2 Καθαρό έσοδο από τόκους 25
3 Καθαρό έσοδο από αμοιβές και προμήθειες 25
4 Έσοδα από μερίσματα 25
5 Αποτελέσματα χρηματοοικονομικών πράξεων 25
6 Λοιπά έσοδα 26
7 Αμοιβές και έξοδα προσωπικού 26
8 Γενικά διοικητικά έξοδα 27
9 Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου 27
10.1 Φόρος εισοδήματος 27
10.2 Φόρος αποθεματικών (Ν. 3513/2006 άρθρο 10) 28
11 Καθαρά κέρδη ανά μετοχή 29

Σελίδα

Ενεργητικό

12 Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες 31
13 Απαιτήσεις κατά πιστωτικών ιδρυμάτων 31
14 Αξιόγραφα χαρτοφυλακίου συναλλαγών 31
15 Παράγωγα χρηματοοικονομικά μέσα (απαιτήσεις και υποχρεώσεις) 32
16 Δάνεια και απαιτήσεις κατά πελατών 34
17 Αξιόγραφα επενδυτικού χαρτοφυλακίου 34
18 Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες 35
19 Επενδύσεις σε ακίνητα 37
20 Ιδιοχρησιμοποιούμενα ενσώματα πάγια 38
21 Υπεραξία και λοιπά άυλα πάγια 39
22 Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις 40
23 Λοιπά στοιχεία ενεργητικού 41
24 Στοιχεία ενεργητικού προς πώληση 41

Υποχρεώσεις

25 Υποχρεώσεις προς πιστωτικά ιδρύματα 42
26 Υποχρεώσεις προς πελάτες 42
27 Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις 42
28 Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους 44
29 Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους 44
30 Λοιπές υποχρεώσεις 47
31 Προβλέψεις 47

Καθαρή Θέση

32 Μετοχικό κεφάλαιο 48
33 Διαφορά από έκδοση μετοχών υπέρ το άρτιο 48
34 Αποθεματικά 48
35 Αποτελέσματα εις νέον 49
36 Ίδιες μετοχές 49

Πρόσθετες πληροφορίες

37 Ενδεχόμενες υποχρεώσεις και δεσμεύσεις 50
38 Πληροφόρηση κατά τομέα 51
39 Διαχείριση κινδύνων 53
39.1 Κίνδυνος αγοράς 53
Συναλλαγματικός κίνδυνος 54
Επιτοκιακός κίνδυνος (Gap Analysis) 56
Πραγματικό επιτόκιο 58
39.2 Πιστωτικός κίνδυνος 58
39.3 Κίνδυνος ρευστότητας (liquidity gap analysis) 58
40 Κεφαλαιακή επάρκεια 60
41 Συναλλαγές συνδεδεμένων μερών 61
42 Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό 62
43 Αποκτήσεις, συγχωνεύσεις και πωλήσεις θυγατρικών και συγγενών εταιριών 64
44 Άλλα σημαντικά γεγονότα 65
45 Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων 66

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ
Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ 29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Έκθεση Ελέγχου Ανεξάρτητων Ορκωτών Ελεγκτών

Προς τους Μετόχους της
ALPHA BANK A.E.

Έκθεση επί των Οικονομικών Καταστάσεων

Ελέγξαμε τις συνημμένες Οικονομικές Καταστάσεις της ALPHA BANK A.E. (η «Τράπεζα») που αποτελούνται από τον ισολογισμό της 31 Δεκεμβρίου 2006 και τις καταστάσεις αποτελεσμάτων, μεταβολών ιδίων κεφαλαίων και ταμιακών ροών για τη χρήση που έληξε την ημερομηνία αυτή, καθώς και από περίληψη σημαντικών λογιστικών πολιτικών και λοιπών επεξηγηματικών σημειώσεων.

Ευθύνη Διοίκησης για τις Οικονομικές Καταστάσεις

Η Διοίκηση της Τράπεζας έχει την ευθύνη της σύνταξης και εύλογης παρουσίασης αυτών των Οικονομικών Καταστάσεων, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση. Η ευθύνη αυτή περιλαμβάνει το σχεδιασμό, εφαρμογή και διατήρηση συστήματος εσωτερικού ελέγχου σχετικά με τη σύνταξη και εύλογη παρουσίαση οικονομικών καταστάσεων, απαλλαγμένων από ουσιώδεις ανακρίβειες, που οφείλονται σε απάτη ή λάθος. Η ευθύνη αυτή περιλαμβάνει επίσης την επιλογή και εφαρμογή λογιστικών πολιτικών και τη διενέργεια λογιστικών εκτιμήσεων οι οποίες είναι εύλογες για την περίσταση.

Ευθύνη Ελεγκτή

Δική μας ευθύνη είναι η έκφραση γνώμης επί αυτών των οικονομικών καταστάσεων, με βάση τον έλεγχό μας. Διενεργήσαμε τον έλεγχό μας σύμφωνα με τα Ελληνικά Ελεγκτικά Πρότυπα που είναι εναρμονισμένα με τα Διεθνή Πρότυπα της Ελεγκτικής. Τα Πρότυπα αυτά απαιτούν τη συμμόρφωσή μας με απαιτήσεις ηθικής δεοντολογίας και σχεδιασμό και διενέργεια του ελέγχου μας με σκοπό την αποκόμιση εύλογης διασφάλισης ότι οι οικονομικές καταστάσεις είναι απαλλαγμένες από ουσιώδεις ανακρίβειες.

Ο έλεγχος περιλαμβάνει τη διενέργεια διαδικασιών για τη συγκέντρωση ελεγκτικών τεκμηρίων σχετικά με τα ποσά και τις πληροφορίες που περιλαμβάνονται στις οικονομικές καταστάσεις. Οι διαδικασίες επιλέγονται κατά την κρίση του ελεγκτή και περιλαμβάνουν την εκτίμηση του κινδύνου ουσιώδους ανακρίβειας των οικονομικών καταστάσεων, λόγω απάτης ή λάθους. Για την εκτίμηση του κινδύνου αυτού, ο ελεγκτής λαμβάνει υπόψη του το σύστημα εσωτερικού ελέγχου, σχετικά με τη σύνταξη και εύλογη παρουσίαση των οικονομικών καταστάσεων, με σκοπό το σχεδιασμό ελεγκτικών διαδικασιών για την περίσταση και όχι για την έκφραση γνώμης επί της αποτελεσματικότητας του συστήματος εσωτερικού ελέγχου της Τράπεζας. Ο έλεγχος περιλαμβάνει επίσης την αξιολόγηση της καταλληλότητας των λογιστικών πολιτικών που εφαρμόστηκαν και του εύλογου των εκτιμήσεων που έγιναν από τη Διοίκηση, καθώς και αξιολόγηση της συνολικής παρουσίασης των οικονομικών καταστάσεων.

Πιστεύουμε ότι τα ελεγκτικά τεκμήρια που έχουμε συγκεντρώσει είναι επαρκή και κατάλληλα για τη θεμελίωση της ελεγκτικής γνώμης μας.

KPMG

Γνώμη

Κατά τη γνώμη μας, οι συνημμένες Οικονομικές Καταστάσεις παρουσιάζουν ακριβοδίκαια την οικονομική κατάσταση της Τράπεζας κατά την 31 Δεκεμβρίου 2006 και τη χρηματοοικονομική της επίδοση και τις ταμιακές της ροές για τη χρήση που έληξε την ημερομηνία αυτή, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση.

Θέμα έμφασης

Χωρίς να διατυπώνουμε επιφύλαξη ως προς τα συμπεράσματα του ελέγχου μας, εφιστούμε την προσοχή σας στη Σημείωση 29 επί των Οικονομικών Καταστάσεων, όπου αναφέρεται ότι η Διοίκηση της Τράπεζας υπέβαλλε την 21 Νοεμβρίου 2006 αίτηση υπαγωγής του προσωπικού της στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων (Ε.Τ.Α.Τ.) σύμφωνα με τις διατάξεις του Ν. 3371/2005. Η Τράπεζα, για την κάλυψη των υποχρεώσεών της έχει σχηματίσει πρόβλεψη βάσει αναλογιστικής μελέτης συνολικού ποσού ΕΥΡΩ 518 εκατομμύρια περίπου. Με την υπαγωγή στις ρυθμίσεις του προαναφερθέντος νόμου η ανωτέρω σχηματισθείσα πρόβλεψη ενδέχεται να τροποποιηθεί με βάση τις οικονομικές μελέτες που θα εκπονηθούν από το αρμόδιο Υπουργείο. Η ενδεχόμενη επίδραση στις υποχρεώσεις της Τράπεζας δεν είναι δυνατόν να εκτιμηθεί στο παρόν στάδιο.

Αθήνα, 27 Φεβρουαρίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ

Μάριος Τ. Κυριάκου
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Νικόλαος Ε. Βουνισέας
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 18701

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.7.2006, (παραίτηση του έως τότε αντιπροέδρου κ. Ανδρέα Κανελλόπουλου, αντικατάστασή του από τον κ. Μηνά Τάνε και εκλογή, ως νέου μη Εκτελεστικού μέλους, του κ. Τάκη Αθανασόπουλου), την 31.12.2006 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη *Εκτελεστικό* Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***

Σπύρος Ν. Φιλάρετος

Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*

Τάκης Ι. Αθανασόπουλος (παραιτήθηκε την 30.1.2007)

Σοφία Γ. Ελευθερουδάκη

Παύλος Γ. Καρακώστας*

Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**

Θάνος Μ. Βερέμης

Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ

Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Νικόλαος Ε. Βουνισέας
Αναπληρωματικοί:	Γαρυφαλιά Β. Σπυριούνη Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31 Δεκεμβρίου 2006 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31 Δεκεμβρίου 2006 ανήρχετο σε 408.022.002 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το δωδεκάμηνο του 2006, σε 1.109.782 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο, περιλαμβανομένων των πακέτων συναλλαγών.

Στην εκδήλωση που πραγματοποιήθηκε την 28η Σεπτεμβρίου 2006 επ' ευκαιρία του εορτασμού των 130 ετών από την ίδρυση και λειτουργία του Χρηματιστηρίου Αθηνών, η Alpha Bank έλαβε το πρώτο βραβείο μεταξύ των εισηγμένων εταιριών καθώς για πάνω από ¼ του αιώνα παρουσιάζει συνεχή κερδοφορία, συνεισφέρει στην ανάπτυξη του θεσμού του Ελληνικού Χρηματιστηρίου και διανέμει κάθε χρόνο μέρισμα στους Μετόχους της επί 58 έτη.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι οικονομικές καταστάσεις που ακολουθούν (σελ. 5-66) έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 27ης Φεβρουαρίου 2007.

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 31.12.2006

Κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2006	31.12.2005
Τόκοι και εξομοιούμενα έσοδα		2.442.729	1.594.680
Τόκοι και εξομοιούμενα έξοδα		(1.301.845)	(612.490)
Καθαρό έσοδο από τόκους	2	1.140.884	982.190
Έσοδα από αμοιβές και προμήθειες		313.844	271.119
Προμήθειες έξοδα		(21.399)	(22.495)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	292.445	248.624
Έσοδα από μερίσματα	4	52.907	59.608
Αποτελέσματα χρηματοοικονομικών πράξεων	5	121.626	(3.324)
Λοιπά έσοδα	6	15.015	27.010
		189.548	83.294
Σύνολο εσόδων		**1.622.877**	**1.314.108**
Αμοιβές και έξοδα προσωπικού	7	(368.852)	(336.377)
Γενικά διοικητικά έξοδα	8	(276.333)	(241.185)
Αποσβέσεις	19,20,21	(40.467)	(37.177)
Λοιπά έξοδα		(1.686)	(426)
Σύνολο εξόδων		**(687.338)**	**(615.165)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(219.505)	(231.536)
Κέρδη προ φόρων		**716.034**	**467.407**
Φόρος εισοδήματος	10.1	(139.839)	(89.537)
		576.195	**377.870**
Φόρος αποθεματικών (Ν. 3513/06 άρθρο 10)	10.2	(73.902)	-
Καθαρά κέρδη μετά από φόρους		**502.293**	**377.870**
Καθαρά κέρδη ανά μετοχή:	11		
Βασικά (€ ανά μετοχή)		1,28	0,94
Προσαρμοσμένα (€ ανά μετοχή)		1,28	0,94

Οι επισυναπτόμενες σημειώσεις (σελ. 10-66) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.12.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	12	1.477.675	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	13	6.184.088	5.673.393
Αξιόγραφα χαρτοφυλακίου συναλλαγών	14	346.207	153.587
Παράγωγα χρηματοοικονομικά μέσα	15	254.566	139.114
Δάνεια και απαιτήσεις κατά πελατών	16	28.237.691	24.201.139
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	17	7.462.388	7.561.491
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	18	1.593.550	1.481.979
Επενδύσεις σε ακίνητα	19	42.006	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	20	544.636	529.511
Υπεραξία και λοιπά άυλα πάγια	21	42.104	33.016
Αναβαλλόμενες φορολογικές απαιτήσεις	22	261.363	177.936
Λοιπά στοιχεία ενεργητικού	23	229.825	143.414
		46.676.099	41.758.997
Στοιχεία ενεργητικού προς πώληση	24	92.513	90.249
Σύνολο Ενεργητικού		**46.768.612**	**41.849.246**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα	25	7.222.117	8.600.366
Παράγωγα χρηματοοικονομικά μέσα	15	226.223	140.632
Υποχρεώσεις προς πελάτες	26	20.372.543	19.301.646
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	27	15.148.320	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	28	110.102	87.699
Αναβαλλόμενες φορολογικές υποχρεώσεις	22	137.901	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	29	513.311	513.797
Λοιπές υποχρεώσεις	30	584.358	566.763
Προβλέψεις	31	17.901	1.628
Σύνολο Υποχρεώσεων		**44.332.776**	**39.897.809**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο	32	1.591.286	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	33	127.961	125.685
Αποθεματικά	34	207.853	220.423
Αποτελέσματα εις νέον	35	523.201	337.439
Ίδιες μετοχές	36	(14.465)	(188.128)
Σύνολο Καθαρής Θέσεως		**2.435.836**	**1.951.437**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**46.768.612**	**41.849.246**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-66) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

Κατάσταση μεταβολών της Καθαρής Θέσεως

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθε-ματικά	Αποτελέ-σματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2005		**1.274.272**	**-**	**264.835**	**291.548**	**(18.638)**	**1.812.017**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.12.2005							
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων				(44.936)			(44.936)
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων				(1.721)			(1.721)
Λοιπά					382		382
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση		-	-	(46.657)	382	-	(46.275)
Αποτέλεσμα περιόδου					377.870		377.870
Σύνολο αποτελέσματος		-	-	(46.657)	378.252	-	331.595
Αγορά ιδίων μετοχών						(169.490)	(169.490)
Διανεμηθέντα μερίσματα					(174.064)		(174.064)
Εξαγορά του 61,24% της Δέλτα Singular Α.Ε.Π. με έκδοση 7.564.106 μετοχών	32,33	23.449	125.685				149.134
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	32	562			(562)		-
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 5	32	157.735			(157.735)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό				2.245			2.245
Υπόλοιπο 31.12.2005		**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-66) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθε-ματικά	Αποτελέ-σματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2006		**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.12.2006							
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων				(48.428)			(48.428)
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων				(4.804)			(4.804)
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού					(46)		(46)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση				(53.232)	(46)		(53.278)
Αποτέλεσμα περιόδου					502.293		502.293
Σύνολο αποτελέσματος		-	-	(53.232)	502.247	-	449.015
Αγορά ιδίων μετοχών	36					(209.730)	(209.730)
Πώληση ιδίων μετοχών	36				92.604	383.393	475.997
Διανεμηθέντα μερίσματα	35				(237.556)		(237.556)
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	32	133.954			(133.954)		-
Έκδοση νέων μετοχών λόγω εξασκήσεως δικαιωμάτων προαιρέσεως έτους 2003	32	1.314					1.314
Διαφορά υπέρ το άρτιο από εξασκηθέντα δικαιώματα προαιρέσεως	33,34		2.276	(2.276)			-
Σχηματισμός τακτικού αποθεματικού	34			37.780	(37.780)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό				5.158			5.158
Λοιπά					201		201
Υπόλοιπο 31.12.2006		**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-66) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων

Κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.12.2006	31.12.2005
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων		716.034	467.407
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	19,20	27.011	27.277
Αποσβέσεις αΰλων παγίων	21	13.456	9.900
Απομειώσεις δανείων και προβλέψεις		225.950	234.456
Λοιπές προσαρμογές		5.157	2.245
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(160.987)	(65.093)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		72.092	81.032
		898.713	757.224
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(756.600)	(465.147)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(308.072)	36.368
Δανείων και απαιτήσεων κατά πελατών		(4.304.132)	(4.522.304)
Λοιπών στοιχείων Ενεργητικού		(87.399)	(45.995)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(1.380.192)	6.789.394
Υποχρεώσεων από παράγωγα		85.591	(88.358)
Υποχρεώσεων προς πελάτες		5.579.149	2.638.636
Λοιπών Υποχρεώσεων		12.017	(1.210)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(260.925)	5.098.608
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(156.379)	(115.114)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(417.304)**	**4.983.494**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες		(12.468)	(259.108)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς εταιρίες		17.678	6.955
Εισπραχθέντα μερίσματα	4	52.907	59.608
Αγορές παγίων	19,20,21,24	(81.018)	(47.144)
Συγχώνευση Καταστήματος Βελιγραδίου με Alpha Bank Srbija A.D.		(48.125)	-
Πωλήσεις παγίων		10.492	292
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		61.823	(5.375.394)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**1.289**	**(5.614.791)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Εξάσκηση δικαιωμάτων προαιρέσεως		1.314	-
(Αγορές)/Πωλήσεις ιδίων μετοχών	36	266.267	(169.490)
Πληρωθέντα μερίσματα		(234.989)	(170.591)
Έκδοση δανείων		-	805.000
Αποπληρωμή δανείων		(93.153)	(143.009)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(60.561)**	**321.910**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		1.028	1.320
Καθαρή αύξηση (μείωση) ταμειακών ροών		**(475.548)**	**(308.067)**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου	12	**5.083.955**	**5.392.022**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου	12	**4.608.407**	**5.083.955**

Οι επισυναπτόμενες σημειώσεις (σελ. 10-66) αποτελούν αναπόσπαστο μέρος των οικονομικών καταστάσεων.

Σημειώσεις επί των οικονομικών καταστάσεων

1. Ακολουθούμενες λογιστικές αρχές

1.1 Βάση παρουσίασης

Οι παρούσες οικονομικές καταστάσεις αφορούν τη χρήση 1.1-31.12.2006, και έχουν συνταχθεί σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), όπως αυτά υιοθετούνται από την Ευρωπαϊκή Ένωση, βάσει του Κανονισμού αριθ. 1606/2002 του Ευρωπαϊκού Κοινοβουλίου και του Συμβουλίου της Ευρωπαϊκής Ένωσης της 19ης Ιουλίου 2002.

Έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία ενεργητικού και υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι εκτιμήσεις και τα κριτήρια που εφαρμόζονται από την Τράπεζα για τη λήψη αποφάσεων και τα οποία επηρεάζουν τη σύνταξη των οικονομικών καταστάσεων στηρίζονται σε ιστορικά δεδομένα και σε υποθέσεις που, υπό τις παρούσες συνθήκες, κρίνονται λογικές.

Οι εκτιμήσεις και τα κριτήρια λήψης αποφάσεων επανεκτιμώνται για να λάβουν υπόψη τις τρέχουσες εξελίξεις και οι επιπτώσεις από τυχόν αλλαγές τους αναγνωρίζονται στις οικονομικές καταστάσεις κατά το χρόνο που πραγματοποιούνται.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των ετησίων οικονομικών καταστάσεων της 31.12.2006, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των προτύπων και οι νέες Διερμηνείες που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2006:

Τροποποίηση ΔΛΠ 19, «Παροχές σε εργαζομένους» (Κανονισμός 1910/8.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, το πρότυπο 19 παρέχει εναλλακτικά δυνατότητα διαφορετικού χειρισμού όσον αφορά την καταχώρηση των αναλογιστικών κερδών και ζημιών ορισμένων προγραμμάτων συνταξιοδοτικών παροχών.

Επιτρέπει την πλήρη καταχώρηση των αναλογιστικών κερδών και ζημιών απευθείας σε λογαριασμό της Καθαρής Θέσεως. Διευκρινίζει επίσης τον τρόπο με τον οποίο οι οικονομικές μονάδες πρέπει να λαμβάνουν υπόψη ορισμένα προγράμματα παροχών σε εργαζομένους στις οικονομικές τους καταστάσεις και επιβάλλει τη γνωστοποίηση συμπληρωματικών πληροφοριών.

Η Τράπεζα δεν αναθεώρησε τις υφιστάμενες λογιστικές αρχές αναγνώρισης των υποχρεώσεων σε ότι αφορά τις παροχές σε εργαζομένους.

Τροποποίηση ΔΛΠ 39, Δικαίωμα αποτίμησης στην εύλογη αξία (fair value option) (Κανονισμός 1864/15.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται η, υπό προϋποθέσεις, κατηγοριοποίηση των χρηματοοικονομικών μέσων, κατά την αρχική τους αναγνώριση, ως αποτιμωμένων στην εύλογη αξία με καταχώρηση της μεταβολής της εύλογης αξίας στα αποτελέσματα (fair value option).

Η Τράπεζα δεν χρησιμοποίησε την παραπάνω δυνατότητα στις παρούσες οικονομικές καταστάσεις.

Τροποποίηση ΔΛΠ 39, περί αρχών αναγνώρισης και αποτίμησης χρηματοοικονομικών μέσων (Κανονισμός 2106/21.12.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται στις οικονομικές μονάδες, να ορίζουν, υπό ορισμένες συνθήκες, μια αναμενόμενη ενδοεταιρική συναλλαγή εκφραζόμενη σε ξένο νόμισμα, ως το αντισταθμιζόμενο στοιχείο στις ενοποιημένες οικονομικές καταστάσεις.

Η ανωτέρω τροποποίηση δεν είχε επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Τροποποιήσεις στα ΔΛΠ 39 και ΔΠΧΠ 4, περί ασφαλιστηρίων συμβολαίων (Κανονισμός 108/27.1.2006)

Οι τροποποιήσεις αυτές σκοπό έχουν να εξασφαλίσουν ότι οι εκδότες συμβολαίων χρηματοοικονομικής εγγύησης περιλαμβάνουν τις προκύπτουσες υποχρεώσεις στον ισολογισμό τους. Συγκεκριμένα, ο εκδότης ενός τέτοιου συμβολαίου πρέπει αρχικά να το αναγνωρίσει στην εύλογη αξία (εκτός αν θεωρηθεί ασφαλιστήριο συμβόλαιο) και στη συνέχεια να το αποτιμήσει στο υψηλότερο ποσό μεταξύ:

(i) του ποσού που προκύπτει με βάση τις αρχές που ορίζονται από το ΔΛΠ 37 περί Προβλέψεων και
(ii) του ποσού που αρχικά αναγνωρίστηκε, μειωμένο κατά το ποσό που ήδη έχει καταχωρηθεί ως έσοδο σύμφωνα με το ΔΛΠ 18 περί αναγνώρισης των εσόδων.

Οι ανωτέρω τροποποιήσεις δεν είχαν σημαντική επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Τροποποίηση στο ΔΛΠ 21, περί των επιδράσεων των μεταβολών στις τιμές συναλλάγματος (Κανονισμός 708/8.5.2006)

Με την εν λόγω τροποποίηση επιτρέπεται η απευθείας καταχώρηση στην ενοποιημένη Καθαρή Θέση των συναλλαγματικών διαφορών που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες του εξωτερικού, ακόμα και όταν αυτά τα στοιχεία είναι εκφρασμένα σε νόμισμα διαφορετικό από το λειτουργικό νόμισμα των αντισυμβαλλόμενων εταιριών του Ομίλου.

Η ανωτέρω τροποποίηση δεν είχε σημαντική επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Τροποποίηση ΔΠΧΠ 1 «Πρώτη εφαρμογή των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφόρησης» και Τροποποίηση ΔΠΧΠ 6 « Εξερεύνηση και εκτίμηση Ορυκτών Πόρων» Ισχύει για χρήσεις με έναρξη από την 1.1.2006 (Κανονισμός 108/2006)

Οι τροποποιήσεις αυτές δεν είναι σχετικές με τη δραστηριότητα της Τραπέζης.

Διερμηνεία 4 «Προσδιορισμός των συμφωνιών που περιέχουν μίσθωση» (Κανονισμός 1910/8.11.2005)

Διερμηνεία 5 «Δικαιώματα από συμμετοχές σε ταμεία απενεργοποίησης αποκατάστασης και περιβαλλοντικής προστασίας» (Κανονισμός 1910/8.11.2005).

Διερμηνεία 6 «Υποχρεώσεις που απορρέουν από τη συμμετοχή σε συγκεκριμένη αγορά - Απόβλητα ειδών ηλεκτρικού και ηλεκτρονικού εξοπλισμού» (Κανονισμός 108/27.1.2006)

Από την υιοθέτηση των Διερμηνειών 4, 5 και 6 δεν προέκυψε ουσιώδης επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Επί πλέον των όσων αναφέραμε, το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB) εξέδωσε και τα παρακάτω πρότυπα και διερμηνείες τα οποία υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική για χρήσεις με έναρξη μετά την 1.1.2006:

Διερμηνεία 7 «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)

Ισχύει για χρήσεις με έναρξη από 1.3.2006 και η υιοθέτηση της δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/8.9.2006)

Ισχύουν για χρήσεις με έναρξη από 1.5.2006 και 1.6.2006 αντίστοιχα και από την υιοθέτησή τους δεν αναμένεται να προκύψει ουσιώδης επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 « Χρηματοοικονομικά μέσα: Γνωστοποιήσεις», (Κανονισμός 108/2006)

Το ΔΠΧΠ 7 και οι τροποποιήσεις στα υπόλοιπα Πρότυπα που αυτό επέφερε, έχουν υποχρεωτική εφαρμογή για τις χρήσεις με έναρξη μετά την 1.1.2007 και αναμένεται να επιφέρουν σημαντικές αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποίησης των στοιχείων που αφορούν τα χρηματοοικονομικά μέσα.

Τροποποίηση ΔΛΠ 1 «Παρουσίαση Οικονομικών Καταστάσεων – Γνωστοποιήσεις κεφαλαίων Ισχύει για χρήσεις με έναρξη από την 1.1.2007 (Κανονισμός 108/2006)

Με την τροποποίηση αυτή απαιτούνται επιπλέον γνωστοποιήσεις για τον τρόπο διαχείρισης των κεφαλαίων της Τραπέζης και ποσοτικές πληροφορίες επ' αυτών.

Τέλος, το Συμβούλιο Διεθνών Λογιστικών Προτύπων, έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες τα οποία δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση.

Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8 « Τομείς λειτουργίας» Ισχύει για χρήσεις με έναρξη από την 1.1.2009

Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 – Οικονομικές πληροφορίες κατά τομέα. Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και εφαρμογή του από την Τράπεζα, θα επιφέρει σημαντικές αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων της Τραπέζης κατά τομέα λειτουργίας.

Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» Ισχύει για χρήσεις με έναρξη από την 1.11.2006

Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

Η εφαρμογή της διερμηνείας αυτής δεν θα έχει επιπτώσεις στις ακολουθούμενες λογιστικές αρχές της Τραπέζης.

Διερμηνείες 11 και 12 «Συναλλαγές ιδίων μετοχών σε επίπεδο Ομίλου» Ισχύει για χρήσεις με έναρξη μετά την 1.3.2007 και «Συμφωνίες παραχώρησης εκμεταλλεύσεως» Ισχύει για χρήσεις με έναρξη από την 1.1.2008

Η Τράπεζα εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των συγκεκριμένων διερμηνειών.

1.2 Πληροφόρηση κατά τομέα

Με δεδομένη την υφιστάμενη διοικητική δομή και διάρθρωση των εργασιών της Τραπέζης και το γεγονός ότι το σημαντικότερο ποσοστό εσόδων της προέρχεται από δραστηριότητες στην Ελλάδα η Τράπεζα αποφάσισε:

α. την επιλογή των επιχειρηματικών τομέων, ως πρωτεύοντος τύπου παρουσίασης των πληροφοριών. Συγκεκριμένα αναλύονται οι εξής τομείς εργασιών:

- Λιανική Τραπεζική
- Corporate Banking
- Asset Management / Insurance

- Investment Banking / Treasury
- Ν.Α. Ευρώπη
- Λοιπά

β. την κατανομή των εργασιών σε γεωγραφικούς τομείς, που θα αποτελέσει τον δευτερεύοντα τύπο παρουσίασης, στις ακόλουθες γεωγραφικές περιοχές:

- Ελλάδα
- Λοιπές χώρες

Αναλυτικά στοιχεία για την πληροφόρηση κατά επιχειρηματικό και γεωγραφικό τομέα αναφέρονται στη σημείωση 38.

1.3 Συναλλαγές σε ξένο νόμισμα και μετατροπή οικονομικών καταστάσεων οικονομικών μονάδων εξωτερικού

α. Συναλλαγές σε ξένο νόμισμα

Τα στοιχεία που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε Ευρώ, που είναι το νόμισμα της χώρας στην οποία έχει την έδρα της η Τράπεζα (λειτουργικό νόμισμα).

Τα στοιχεία των Καταστημάτων εξωτερικού αποτιμώνται στο λειτουργικό νόμισμα του κάθε Καταστήματος, το οποίο καθορίζεται με κριτήριο το νόμισμα της χώρας στην οποία αυτό δραστηριοποιείται ή με βάση το νόμισμα στο οποίο πραγματοποιούνται, κυρίως, οι συναλλαγές του.

Οι συναλλαγές που πραγματοποιούνται σε ξένο νόμισμα, μετατρέπονται στο λειτουργικό νόμισμα, με την ισοτιμία κλεισίματος της ημερομηνίας των συναλλαγών.

Κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων, τα νομισματικά στοιχεία σε συνάλλαγμα, του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές κλεισίματος της ημερομηνίας αυτής. Οι συναλλαγματικές διαφορές, κέρδη ή ζημίες, που προκύπτουν, καταχωρούνται στα αποτελέσματα.

Τα μη νομισματικά στοιχεία του Ενεργητικού και των Υποχρεώσεων, αποτιμώνται με τις τιμές συναλλάγματος που ίσχυαν κατά την ημερομηνία της αρχικής αναγνώρισής τους, εκτός από τις κατηγορίες των μη νομισματικών στοιχείων που αποτιμώνται σε εύλογες αξίες.

Στην περίπτωση αυτή οι συναλλαγματικές διαφορές αποτελούν μέρος των κερδών ή ζημιών από τη μεταβολή της εύλογης αξίας και καταχωρούνται στα αποτελέσματα ή απευθείας σε αποθεματικό της Καθαρής Θέσης, ανάλογα με την κατηγορία αποτίμησης του μη νομισματικού στοιχείου.

β. Μετατροπή οικονομικών καταστάσεων οικονομικών μονάδων εξωτερικού

Η ενσωμάτωση των οικονομικών καταστάσεων των Καταστημάτων εξωτερικού, που το λειτουργικό τους νόμισμα είναι διαφορετικό από το νόμισμα παρουσίασης των οικονομικών καταστάσεων της Τραπέζης, πραγματοποιείται με τους ακόλουθους κανόνες:

i. Τα στοιχεία του Ενεργητικού και των υποχρεώσεων μετατρέπονται σε Ευρώ, με βάση την ισοτιμία κλεισίματος της ημερομηνίας συντάξεως κάθε οικονομικής καταστάσεως. Τα συγκριτικά στοιχεία παρατίθενται όπως είχαν μετατραπεί σε Ευρώ κατά τις αντίστοιχες ημερομηνίες συντάξεως των οικονομικών καταστάσεων.

ii. Τα στοιχεία της κατάστασης αποτελεσμάτων (έσοδα και έξοδα), μετατρέπονται σε Ευρώ με βάση το μέσο όρο των ισοτιμιών που ίσχυσαν κατά την περίοδο αναφοράς.

Οι συναλλαγματικές διαφορές που προκύπτουν από τους ανωτέρω κανόνες μετατροπής, καθώς και εκείνες που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες εξωτερικού, καταχωρούνται απευθείας στην Καθαρή Θέση και μεταφέρονται στα αποτελέσματα με την πώληση τους.

1.4 Διαθέσιμα και ταμειακά ισοδύναμα

Για σκοπούς καταρτίσεως της καταστάσεως ταμειακών ροών, στην κατηγορία αυτή περιλαμβάνονται:

α. Το ταμείο

β. Οι μη δεσμευμένες καταθέσεις σε κεντρικές τράπεζες και

γ. Οι βραχυπρόθεσμες απαιτήσεις από τράπεζες

Ως βραχυπρόθεσμες απαιτήσεις θεωρούνται αυτές που λήγουν εντός τριών μηνών από την ημερομηνία συντάξεως των οικονομικών καταστάσεων.

1.5 Αρχές ταξινόμησης και αποτίμησης των χρηματοοικονομικών στοιχείων ενεργητικού

Η Τράπεζα για σκοπούς αποτίμησης διακρίνει τα χρηματοοικονομικά στοιχεία του ενεργητικού της στις ακόλουθες κατηγορίες:

- Δάνεια και απαιτήσεις
- Επενδύσεις διακρατούμενες μέχρι τη λήξη
- Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω των αποτελεσμάτων
- Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Για κάθε μία από τις ανωτέρω κατηγορίες ισχύουν τα εξής:

α) Δάνεια και απαιτήσεις
Στην κατηγορία αυτή η Τράπεζα εντάσσει:

i. τις χορηγήσεις δανείων σε πελάτες της

ii. τα ποσά που καταβάλλει για την μερική ή ολική κάλυψη ομολογιακών δανείων που εκδίδουν οι πελάτες της και

iii. τις πάσης φύσεως απαιτήσεις έναντι πελατών της, Τραπεζών κ.λπ.

Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.

β) Επενδύσεις διακρατούμενες μέχρι τη λήξη
Στην κατηγορία αυτή εντάσσονται τα χρηματοοικονομικά στοιχεία του ενεργητικού για τα οποία υπάρχει πρόθεση και δυνατότητα διακρατήσεως μέχρι τη λήξη τους.
Η κατηγορία αυτή αποτιμάται στο αναπόσβεστο κόστος.
Η Τράπεζα δεν έχει εντάξει κανένα χρηματοοικονομικό στοιχείο της στην κατηγορία αυτή.

γ) Χρηματοοικονομικά στοιχεία αποτιμώμενα στην εύλογη αξία μέσω των αποτελεσμάτων
Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία για τα οποία:

i. Υπάρχει πρόθεση για την πώλησή τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς (εμπορικό χαρτοφυλάκιο).
Στην κατηγορία αυτή η Τράπεζα έχει εντάξει τα ομόλογα και έντοκα γραμμάτια του Ελληνικού Δημοσίου με σταθερό επιτόκιο, εκτός ορισμένων εκδόσεων για τις οποίες έχει ληφθεί διαφορετική απόφαση και περιορισμένο αριθμό μετοχών.

ii. Η Τράπεζα επιλέγει, κατά την αρχική αναγνώριση, να τα αποτιμήσει στην εύλογη αξία με μεταφορά της εκάστοτε προκύπτουσας διαφοράς στα αποτελέσματα.

Η επιλογή αυτή μπορεί να γίνει:

- όταν η Διοίκηση της Τραπέζης αξιολογεί και διαχειρίζεται τα εν λόγω χρηματοοικονομικά μέσα με όρους εύλογης αξίας, είτε για σκοπούς διαχείρισης των κινδύνων, είτε ως μέρος μίας στρατηγικής επενδύσεων.
- όταν η επιλογή αυτή εξαλείφει τυχόν λογιστική ασυμμετρία που προκύπτει από την αποτίμηση αυτών των χρηματοοικονομικών μέσων με διαφορετικό τρόπο, (π.χ. στο αναπόσβεστο κόστος), σε σχέση με χρηματοοικονομικά μέσα που σχετίζονται με αυτά, (π.χ. παράγωγα, τα οποία αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων).
- όταν σε χρηματοοικονομικά μέσα, ενσωματώνονται παράγωγα τα οποία διαφοροποιούν ουσιωδώς τις ταμειακές τους ροές ή ο διαχωρισμός των παραγώγων αυτών από τα κύρια χρηματοοικονομικά μέσα δεν απαγορεύεται.

δ) Χρηματοοικονομικά στοιχεία διαθέσιμα προς πώληση

Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία που δεν έχουν ενταχθεί σε κάποια από τις ανωτέρω κατηγορίες.

Η Τράπεζα έχει εντάξει στην κατηγορία αυτή:

i. Τα ομόλογα μεταβλητού επιτοκίου

ii. Ορισμένα ομόλογα σταθερού επιτοκίου εκδόσεως Ελληνικού Δημοσίου, για τα οποία έχει ληφθεί συγκεκριμένη απόφαση και ομόλογα σταθερού επιτοκίου λοιπών εκδοτών

iii. Μετοχές και

iv. Τα μερίδια αμοιβαίων κεφαλαίων

Η κατηγορία αυτή αποτιμάται στην εύλογη αξία. Οι μεταβολές στην εύλογη αξία καταχωρούνται απευθείας στην Καθαρή Θέση μέχρι την πώληση ή απομείωση των χρηματοοικονομικών στοιχείων, οπότε το συσσωρευμένο κέρδος ή ζημία που έχει αναγνωρισθεί στην Καθαρή Θέση, μεταφέρεται σε λογαριασμό αποτελεσμάτων.

Ο έλεγχος απομείωσης των χρηματοοικονομικών μέσων που εντάσσονται σε αυτή την κατηγορία, διενεργείται σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων. Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης, τα ποσά αυτά αναγνωρίζονται ως έσοδα στα αποτελέσματα χρήσης, μόνο στην περίπτωση που αφορούν ομόλογα και λοιπούς χρεωστικούς τίτλους.
Αντιθέτως δεν αναστρέφονται ζημίες απομείωσης στην περίπτωση των μετοχών και των μεριδίων αμοιβαίων κεφαλαίων.

Σημειώνεται ότι οι κανόνες αποτίμησης που αναφέρθηκαν ανωτέρω δεν εφαρμόζονται όταν τα χρηματοοικονομικά αυτά στοιχεία υπεισέρχονται σε σχέση αντισταθμίσεως. Στις περιπτώσεις αυτές εφαρμόζονται, οι αρχές που αναφέρονται στη σημείωση 1.6.

1.6 Παράγωγα χρηματοοικονομικά μέσα και λογιστική αντιστάθμισης

Παράγωγα καλούμε τα χρηματοοικονομικά μέσα τα οποία στην έναρξή τους έχουν συνήθως μικρή ή μηδενική αξία, η οποία στη συνέχεια μεταβάλλεται ανάλογα με τη μεταβολή που σημειώνεται σε κάποιο υποκείμενο στοιχείο με το οποίο συνδέονται (συνάλλαγμα, επιτόκια, δείκτη ή άλλη μεταβλητή).

Όταν το παράγωγο αποκτά θετική αξία, αναγνωρίζεται ως στοιχείο του ενεργητικού, ενώ αντίθετα, όταν αποκτά αρνητική αξία, αναγνωρίζεται ως στοιχείο των υποχρεώσεων.

Τα παράγωγα χρησιμοποιούνται είτε για σκοπούς αντιστάθμισης, είτε για σκοπούς εμπορικούς.

Όλα τα παράγωγα ανεξάρτητα του σκοπού για τον οποίο προορίζονται, αποτιμώνται στην εύλογη αξία τους.

Στην περίπτωση που παράγωγα ενσωματώνονται σε άλλα χρηματοοικονομικά μέσα, π.χ. ομόλογα, δάνεια, καταθέσεις, δανειακές υποχρεώσεις κ.λπ., τα οποία δεν αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων και ταυτόχρονα τα οικονομικά χαρακτηριστικά και οι κίνδυνοι που απορρέουν από τα παράγωγα δεν είναι στενά συνδεδεμένα με τα αντίστοιχα χαρακτηριστικά των κύριων χρηματοοικονομικών μέσων στα οποία ενσωματώνονται, τότε υποχρεωτικά διαχωρίζονται, αποτιμώνται στην εύλογη αξία και συμπεριλαμβάνονται στα παράγωγα χρηματοοικονομικά μέσα ενεργητικού ή υποχρεώσεων.

Στις περιπτώσεις που παράγωγα ενσωματώνονται σε χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία μέσω των αποτελεσμάτων, η μεταβολή της εύλογης αξίας τους περιλαμβάνεται στη συνολική μεταβολή της εύλογης αξίας των εν λόγω χρηματοοικονομικών μέσων και καταχωρείται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Τα παράγωγα προϊόντα χρησιμοποιούνται στα πλαίσια διαχειρίσεως ενεργητικού-παθητικού και σύμφωνα πάντα με τις κατευθυντήριες οδηγίες, οι οποίες δίδονται από την Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Επιπλέον, η Τράπεζα χρησιμοποιεί τα παράγωγα για την αποκόμιση κερδών από βραχυχρόνιες μεταβολές της αγοράς και πάντα μέσα στα πλαίσια αναλήψεως κινδύνων που τίθενται από την αρμόδια Επιτροπή Διαχειρίσεως Ενεργητικού-Παθητικού (ALCO).

Οι διαφορές αποτιμήσεως που προκύπτουν από τα ανωτέρω παράγωγα προϊόντα καταχωρούνται στα αποτελέσματα χρηματοοικονομικών πράξεων.

Όταν η Τράπεζα χρησιμοποιεί παράγωγα για αντιστάθμιση, προβαίνει κατά την έναρξη σε επαρκή τεκμηρίωση της σχέσεως αντισταθμίσεως, καθώς και σε έλεγχο της αποτελεσματικότητας της αντισταθμίσεως. Ο έλεγχος επαναλαμβάνεται σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων.

Διευκρινίζονται ιδιαίτερα τα εξής:

α) Synthetic Swaps

Η Τράπεζα, προκειμένου να αυξήσει την απόδοση των καταθέσεων σε επιλεγμένους πελάτες της, χρησιμοποιεί τον μηχανισμό των Synthetic Swaps.

Μετατρέπει δηλαδή τις καταθέσεις από Ευρώ σε JPY και παράλληλα, για την κάλυψη του συναλλαγματικού κινδύνου, προβαίνει σε προθεσμιακή αγορά του συναλλάγματος JPY.

Το αποτέλεσμα, το οποίο παράγεται από την προθεσμιακή πράξη, διασπάται σε τόκους, οι οποίοι προστίθενται στους χρεωστικούς τόκους των καταθέσεων, συναλλαγματικές διαφορές και λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

β) Swaps συναλλάγματος (FX Swaps)

Τα Swaps αυτά χρησιμοποιούνται ως επί το πλείστον για την αντιστάθμιση του κινδύνου, ο οποίος προέρχεται από καταθέσεις και δάνεια των πελατών.

Για τα ανωτέρω Swaps δεν υπάρχει επαρκής τεκμηρίωση για την εφαρμογή λογιστικής αντισταθμίσεως και για το λόγο αυτό εντάσσονται στην κατηγορία των εμπορικών Swaps.

Το αποτέλεσμα το οποίο παράγεται από τα παράγωγα αυτά, διασπάται σε τόκους και συναλλαγματικές διαφορές, προκειμένου να υπάρξει αντιπαράθεση με τους τόκους και τις συναλλαγματικές διαφορές, που παράγονται από τις καταθέσεις και τις χορηγήσεις, καθώς και σε λοιπά αποτελέσματα χρηματοοικονομικών πράξεων.

Λογιστική αντιστάθμισης

Λογιστική αντιστάθμισης είναι ο καθορισμός ειδικών κανόνων αποτίμησης με τους οποίους επιδιώκεται η εξουδετέρωση των αποτελεσμάτων που προκύπτουν, τόσο από το αντισταθμιζόμενο στοιχείο όσο και από το μέσο αντιστάθμισης, εξουδετέρωση η οποία δεν επιτυγχάνεται με τους συνήθεις κανόνες αποτίμησης.

Η τεκμηρίωση και η αποτελεσματικότητα των σχέσεων αντιστάθμισης αποτελούν απαραίτητες προϋποθέσεις προκειμένου να εφαρμοστεί λογιστική αντιστάθμισης.

Η διαδικασία τεκμηρίωσης λαμβάνει χώρα κατά την έναρξη της σχέσεως αντιστάθμισης, ενώ ο έλεγχος αποτελεσματικότητας διενεργείται κατά την έναρξη και επαναλαμβάνεται κατά τις ημερομηνίες σύνταξης των οικονομικών καταστάσεων της Τραπέζης.

α) Αντιστάθμιση εύλογης αξίας

Με την λογιστική αντιστάθμισης της εύλογης αξίας ενός χρηματοοικονομικού μέσου επιτυγχάνεται η εξουδετέρωση της μεταβολής της εύλογης αξίας του αντισταθμιζόμενου στοιχείου λόγω της επίδρασης ενός ή περισσοτέρων κινδύνων που αντισταθμίζονται.

Η μεταβολή της αξίας του μέσου αντιστάθμισης και η μεταβολή της αξίας του αντισταθμιζόμενου στοιχείου που οφείλεται στους κίνδυνους που αντισταθμίζονται, αναγνωρίζονται στο αποτέλεσμα χρήσεως.

Η Τράπεζα, με χρήση επιτοκιακών παραγώγων (IRSs), αντισταθμίζει κινδύνους που αφορούν δανειακές υποχρεώσεις, ομόλογα, δάνεια και προθεσμιακές καταθέσεις σταθερού επιτοκίου. Επίσης με χρήση συναλλαγματικών παραγώγων αντισταθμίζει συναλλαγματικούς κινδύνους που αφορούν επενδύσεις σε θυγατρικές εταιρίες.

β) Αντιστάθμιση χρηματοροών

Με την λογιστική αντιστάθμισης των χρηματοροών ενός χρηματοοικονομικού μέσου, επιτυγχάνεται η μετατροπή των χρηματοροών από κυμαινόμενες σε σταθερές.

Το αποτελεσματικό μέρος της μεταβολής της εύλογης αξίας του μέσου αντιστάθμισης αναγνωρίζεται απευθείας στην Καθαρή Θέση, ενώ το μη αποτελεσματικό μέρος αναγνωρίζεται στα αποτελέσματα. Η λογιστική μεταχείριση του αντισταθμιζόμενου στοιχείου δεν μεταβάλλεται.

Δεν συνέτρεξε περίπτωση εφαρμογής λογιστικής αντιστάθμισης χρηματοροών.

γ) Αντιστάθμιση καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού

Χρησιμοποιείται για την αντιστάθμιση του συναλλαγματικού κινδύνου που απορρέει από τις επενδύσεις σε οικονομικές μονάδες του εξωτερικού.

Η λογιστική αντιστάθμισης καθαρής επένδυσης σε οικονομική μονάδα εξωτερικού είναι παρόμοια με τη λογιστική αντιστάθμισης χρηματοροών. Συσσωρευμένα κέρδη/ζημίες που αναγνωρίζονται στην Καθαρή Θέση μεταφέρονται στα αποτελέσματα με την πώληση της μονάδος.

1.7 Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες

Στην κατηγορία αυτή εντάσσονται οι συμμετοχές της Τραπέζης σε θυγατρικές και συγγενείς εταιρίες, καθώς και σε κοινοπραξίες.

Οι συμμετοχές αυτές αποτιμώνται στο κόστος κτήσεως, στο οποίο συμπεριλαμβάνονται και τα έξοδα αποκτήσεώς τους.

Ποσά που λαμβάνει η Τράπεζα από τις συμμετοχές της λόγω διανομής συσσωρευμένων κερδών τους, που δημιουργήθηκαν μετά την ημερομηνία αποκτήσεώς τους, καταχωρούνται στα έσοδα από μερίσματα.

Η αναγνώριση των εσόδων από μερίσματα πραγματοποιείται όταν λαμβάνεται σχετική απόφαση από το αρμόδιο όργανο της εταιρίας στην οποία συμμετέχει η Τράπεζα.

Ποσά που λαμβάνονται από συσσωρευμένα κέρδη που δημιουργήθηκαν πριν την απόκτηση της συμμετοχής, θεωρούνται επιστροφή κεφαλαίου και μειώνουν το κόστος κτήσεως της επένδυσης.

1.8 Ενσώματα πάγια στοιχεία (ιδιοχρησιμοποιούμενα)

Στην κατηγορία αυτή περιλαμβάνονται τα οικόπεδα, τα κτήρια των κεντρικών υπηρεσιών και των Καταστημάτων, οι δαπάνες προσθηκών και βελτιώσεων σε μισθωμένα ακίνητα, και ο κινητός εξοπλισμός.

Τόσο τα ακίνητα, όσο και ο κινητός εξοπλισμός, παρουσιάζονται στο ιστορικό κόστος μειωμένο κατά τις συσσωρευμένες αποσβέσεις.

Στο ιστορικό κόστος συμπεριλαμβάνονται και οι δαπάνες που πραγματοποιούνται για την απόκτηση των παγίων.

Μεταγενέστερες δαπάνες επαυξάνουν την αξία του παγίου ή αναγνωρίζονται ως ξεχωριστό πάγιο, μόνο όταν είναι πολύ πιθανόν να προκύψουν μελλοντικά οικονομικά οφέλη.

Δαπάνες επισκευών και συντηρήσεων επιβαρύνουν τα αποτελέσματα της χρήσεως που πραγματοποιούνται.

Οι αποσβέσεις των κτηρίων και του εξοπλισμού, διενεργούνται στο κόστος κτήσεως μείον την υπολειμματική τους αξία, και υπολογίζονται σύμφωνα με τη σταθερή μέθοδο λαμβάνοντας υπόψη τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους.

Η ωφέλιμη ζωή ανά κατηγορία παγίων έχει καθορισθεί ως εξής:

- Κτήρια ιδιόκτητα: 33 χρόνια.
- Προσθήκες και βελτιώσεις σε κτήρια μισθωμένα: η διάρκεια της μισθώσεως.
- Εξοπλισμός και μεταφορικά μέσα: από 4 έως 20 χρόνια.

Οι εδαφικές εκτάσεις δεν αποσβένονται. Εξετάζονται όμως για τυχόν απομείωση της αξίας τους.

Οι υπολειμματικές αξίες των παγίων και η ωφέλιμη ζωή τους αναπροσαρμόζονται, αν είναι απαραίτητο, κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Τα πάγια εξετάζονται σε ετήσια βάση για ενδείξεις απομείωσης και αν έχουν υποστεί προσαρμόζονται στην ανακτήσιμη αξία τους με ισόποση επιβάρυνση του αποτελέσματος.

Κέρδη και ζημίες από διαθέσεις παγίων αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.9 Επενδύσεις σε ακίνητα

Στην κατηγορία αυτή η Τράπεζα έχει εντάξει κτήρια ή τμήματα κτηρίων και την αναλογία τους επί του οικοπέδου, τα οποία εκμισθώνει με λειτουργική μίσθωση.

Οι επενδύσεις αυτές, αναγνωρίζονται αρχικά στο κόστος κτήσεώς τους, προσαυξημένο με τα έξοδα που σχετίζονται με τη συναλλαγή για την απόκτησή τους.

Μετά την αρχική αναγνώριση αποτιμώνται στο κόστος κτήσεως, μείον τις συσσωρευμένες αποσβέσεις και τις τυχόν συσσωρευμένες ζημίες από την απομείωση της αξίας τους.

Δαπάνες συντηρήσεων και επισκευών των επενδύσεων σε ακίνητα, αναγνωρίζονται στην κατάσταση αποτελεσμάτων.

Για τον υπολογισμό των αποσβέσεων, η ωφέλιμη ζωή τους έχει καθορισθεί ίση με αυτή των ιδιοχρησιμοποιούμενων ακινήτων και χρησιμοποιείται η σταθερή μέθοδος.

1.10 Υπεραξία και λοιπά άυλα πάγια στοιχεία

Στην κατηγορία αυτή η Τράπεζα, έχει εντάξει τα προγράμματα λογισμικού, τα οποία παρακολουθούνται στο κόστος κτήσεως μείον τις συσσωρευμένες αποσβέσεις τους.
Οι αποσβέσεις υπολογίζονται με βάση τη διάρκεια της αναμενόμενης ωφέλιμης ζωής τους, την οποία η Τράπεζα έχει καθορίσει σε 3 έως 4 έτη. Για τα άυλα στοιχεία η Τράπεζα δεν υπολογίζει υπολειμματική αξία.
Έξοδα που αφορούν τη συντήρηση των προγραμμάτων λογισμικού αναγνωρίζονται στο λογαριασμό αποτελεσμάτων της χρήσεως που πραγματοποιούνται.
Όλα τα άυλα πάγια στοιχεία εξετάζονται για τυχόν απομείωση της αξίας τους.

1.11 Μισθώσεις

Η Τράπεζα συνάπτει συμβάσεις επί παγίων είτε ως μισθωτής είτε ως εκμισθωτής.

Όταν οι κίνδυνοι και τα οφέλη των παγίων που εκμισθώνονται, μεταφέρονται στον μισθωτή, τότε οι αντίστοιχες συμβάσεις χαρακτηρίζονται ως χρηματοδοτικές μισθώσεις.

Όλες οι υπόλοιπες συμβάσεις μίσθωσης χαρακτηρίζονται ως λειτουργικές μισθώσεις.

Ανάλογα με τα χαρακτηριστικά που διέπουν τις συμβάσεις μίσθωσης ο λογιστικός χειρισμός τους, έχει ως εξής:

α) Όταν η Τράπεζα είναι εκμισθωτής

i. Χρηματοδοτικές μισθώσεις:

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες η Τράπεζα λειτουργεί ως εκμισθωτής, το συνολικό ποσό των μισθωμάτων που προβλέπει η σύμβαση μισθώσεως καταχωρείται στην κατηγορία δάνεια και απαιτήσεις κατά πελατών.

Η διαφορά, μεταξύ της παρούσας αξίας (καθαρή επένδυση) των μισθωμάτων και του συνολικού ποσού των μισθωμάτων, αναγνωρίζεται ως μη δεδουλευμένος τόκος και εμφανίζεται αφαιρετικά των απαιτήσεων.

Οι εισπράξεις των μισθωμάτων μειώνουν τη συνολική απαίτηση από μισθώματα, ενώ το χρηματοοικονομικό έσοδο αναγνωρίζεται με τη μέθοδο των δεδουλευμένων.

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις εξετάζονται για απομείωση της αξίας τους, σύμφωνα με τη διαδικασία που ισχύει για τα δάνεια και τις απαιτήσεις κατά πελατών, όπως αυτή περιγράφεται στην παράγραφο 1.12.

Η Τράπεζα, για τις περιόδους που περιλαμβάνονται στις οικονομικές καταστάσεις, δεν ενέχεται ως εκμισθωτής σε συμβάσεις χρηματοδοτικής μίσθωσης.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, που η Τράπεζα λειτουργεί ως εκμισθωτής, το μισθωμένο πάγιο παρακολουθείται ως στοιχείο ενεργητικού και διενεργούνται αποσβέσεις με βάση την ωφέλιμη ζωή του. Το ποσό των μισθωμάτων, που αντιστοιχούν στη χρήση του μισθωμένου παγίου, αναγνωρίζεται ως έσοδο, στην κατηγορία λοιπά έσοδα, με τη μέθοδο του δεδουλευμένου.

β) Όταν η Τράπεζα είναι μισθωτής

i. Χρηματοδοτικές μισθώσεις:

Στις περιπτώσεις συμβάσεων χρηματοδοτικής μίσθωσης, στις οποίες η Τράπεζα λειτουργεί ως μισθωτής, ο μισθωμένος εξοπλισμός περιλαμβάνεται στην ανάλογη κατηγορία παγίων, όπως και τα ιδιόκτητα πάγια, ενώ η σχετική υποχρέωση προς τον εκμισθωτή, περιλαμβάνεται στις λοιπές υποχρεώσεις.

Τα μισθωμένα, με χρηματοδοτική μίσθωση, πάγια και η σχετική υποχρέωση, αναγνωρίζονται αρχικά, στη μικρότερη αξία μεταξύ της εύλογης αξίας των παγίων και της παρούσας αξίας των ελάχιστων υποχρεωτικών μισθωμάτων που έχουν συμφωνηθεί να καταβληθούν στον εκμισθωτή.

Η παρούσα αξία των μισθωμάτων υπολογίζεται με επιτόκιο προεξόφλησης εκείνο που αναφέρεται στη σύμβαση μισθώσεως, ή όπου αυτό δεν αναφέρεται με βάση το επιτόκιο δανεισμού που θα επιβαρυνόταν η Τράπεζα για αντίστοιχη χρηματοδότησή της για τον ίδιο σκοπό.

Μετά την αρχική καταχώρηση, τα πάγια αποσβένονται με βάση την ωφέλιμη ζωή τους, εκτός αν η διάρκεια της μισθώσεως είναι μικρότερη και το πάγιο δεν αναμένεται να περιέλθει στην κατοχή της Τραπέζης κατά τη λήξη της σύμβασης, οπότε και οι αποσβέσεις διενεργούνται με βάση τη διάρκεια της μίσθωσης.

Τα μισθώματα που καταβάλλονται στον εκμισθωτή, κατανέμονται σε μείωση της υποχρέωσης και επιβάρυνση των αποτελεσμάτων ως έξοδα εκ τόκων, με βάση την τοκοχρεολυτική μέθοδο.

ii. Λειτουργικές μισθώσεις:

Στις περιπτώσεις λειτουργικών μισθώσεων, η Τράπεζα, που λειτουργεί ως μισθωτής, δεν καταχωρεί το μισθωμένο πάγιο ως στοιχείο ενεργητικού, αναγνωρίζει δε, ως έξοδο, στην κατηγορία γενικά διοικητικά έξοδα, τα ποσά των μισθωμάτων που αντιστοιχούν στη χρήση του μισθωμένου παγίου, με τη μέθοδο του δεδουλευμένου.

1.12 Απομείωση δανείων

Για τον υπολογισμό της απομείωσης των δανείων, η Τράπεζα διενεργεί σε κάθε ημερομηνία συντάξεως οικονομικών καταστάσεων, έλεγχο απομείωσης (impairment test), σύμφωνα με τις γενικές αρχές και τη μεθοδολογία που περιγράφονται στο ΔΛΠ 39 και στις σχετικές με αυτό οδηγίες εφαρμογής.

Ειδικότερα, η όλη διαδικασία περιλαμβάνει τα ακόλουθα βήματα:

α) Καθορισμός των συμβάντων που αποτελούν το έναυσμα για τη διενέργεια ελέγχου απομείωσης (trigger events)

Τα δάνεια ή οι απαιτήσεις, στις οποίες υπάρχουν καθυστερημένες οφειλές πελατών από κεφάλαιο ή και τόκους πάνω από 90 ημέρες, αποτελούν για την Τράπεζα, το μεγαλύτερο σε όγκο μέρος του χαρτοφυλακίου, στο οποίο επικεντρώνεται κυρίως ο έλεγχος απομείωσης.

Έλεγχος απομείωσης μπορεί να γίνει επίσης και για καθυστερήσεις μικρότερες από 90 ημέρες, ή ακόμα και όταν δεν υπάρχουν καθόλου καθυστερήσεις όταν:

i. έχουν αρχίσει σε βάρος των δανειοληπτών, διαδικασίες αναγκαστικής εκτέλεσης με επισπεύδουσες τρίτες Τράπεζες ή άλλους πιστωτές ή
ii. έχουν περιέλθει σε γνώση της Τραπέζης, πληροφορίες για επιδείνωση της χρηματοοικονομικής θέσης των πιστούχων (πτώση πωλήσεων ή περιθωρίου μικτού κέρδους, μείωση κερδών κ.λπ.) ή άλλα γεγονότα (κήρυξη σε πτώχευση, τυχαία γεγονότα όπως πλημμύρα, πυρκαγιά κ.λπ. στις εγκαταστάσεις της επιχείρησης), που συνέβησαν μετά την ημερομηνία της αρχικής αναγνώρισης και τα οποία εκτιμάται ότι θα έχουν επίπτωση στην ομαλή εξυπηρέτηση των δανείων.

Τέλος, έλεγχος απομείωσης διενεργείται σε χρηματοδοτήσεις που έχουν γίνει σε κλάδους της οικονομίας ή συγκεκριμένες γεωγραφικές περιοχές, που έχουν αρχίσει να εμφανίζουν προβλήματα, τα οποία ανεφύησαν μετά την ημερομηνία της αρχικής αναγνώρισης των δανείων.

β) Καθιέρωση κριτηρίων για τον έλεγχο σε ατομική βάση ή σε επίπεδο χαρτοφυλακίου

Το ύψος του ανεξόφλητου υπολοίπου κάθε δανείου ή απαίτησης, αποτελεί για την Τράπεζα, το βασικό κριτήριο διαχωρισμού για το εάν ο έλεγχος της απομείωσης θα γίνει σε ατομική βάση, ή σε επίπεδο χαρτοφυλακίου.

Η Τράπεζα απεφάσισε το ποσό των € 1 εκατ. να αποτελέσει το σημείο διαχωρισμού.

Για τον ακριβή καθορισμό του ποσού λήφθηκαν υπόψη παράγοντες όπως η σύνθεση του χαρτοφυλακίου, οι συγκεκριμένες συνθήκες σε κάθε αγορά, όπως επίσης και η κτηθείσα μέχρι σήμερα εμπειρία, όσον αφορά τον έλεγχο και την εν γένει διαχείριση του χαρτοφυλακίου.

γ) Καθορισμός των χαρτοφυλακίων με κοινά χαρακτηριστικά κινδύνου

Στις περιπτώσεις που με βάση τα υπόλοιπα των δανείων, ο έλεγχος πρέπει να γίνει σε επίπεδο χαρτοφυλακίων που εμφανίζουν κοινά χαρακτηριστικά, όσον αφορά την εκδήλωση του πιστωτικού κινδύνου, οι ομάδες χαρτοφυλακίων επιλέγονται με κριτήρια:

i. τον κλάδο στον οποίον ανήκουν οι δανειολήπτριες εταιρίες (κατασκευαστικές, τεχνικές, τουριστικές κ.λπ.), αν πρόκειται για επιχειρηματικά δάνεια
ii. την κατηγορία του δανείου (καταναλωτικά, δάνεια με πιστωτικές κάρτες, στεγαστικά κ.λπ.), αν πρόκειται για δάνεια σε ιδιώτες

Η Τράπεζα τηρεί εσωτερικά στοιχεία με περισσότερη ανάλυση και εφόσον από τα ιστορικά δεδομένα τεκμηριωθεί η ανάγκη, προβαίνει σε περαιτέρω ανάλυση ή σε σύμπτυξη χαρτοφυλακίων.

δ) Μεθοδολογία προσέγγισης των μελλοντικών ταμειακών ροών σε απομειούμενα δάνεια

Η Τράπεζα έχει δημιουργήσει ισχυρή βάση, με ιστορικά δεδομένα πέντε ετών, που περιλαμβάνει τα ποσά των δανείων που τελικά απομειώνεται η αξία τους (Loss given default – LGD), μετά την ολοκλήρωση των διαδικασιών αναγκαστικής εκτέλεσης ή άλλων μέτρων που λαμβάνει, στα πλαίσια της προσπάθειας για την ικανοποίηση των απαιτήσεών της από δάνεια και αφού ληφθούν υπόψη οι πάσης φύσεως ενοχικές και εμπράγματες εξασφαλίσεις επί των δανείων.
Με βάση τα δεδομένα αυτά, υπολογίζεται το ύψος της απομείωσης τόσο σε ατομικό επίπεδο, όσο και σε επίπεδο χαρτοφυλακίου, αφού δοθεί σε κάθε ροή η διάσταση του χρόνου.

Η αναγωγή των ταμειακών ροών σε παρούσες αξίες γίνεται με το αρχικό επιτόκιο της πραγματικής απόδοσης.

ε) Εκτοκισμός απομειωμένων δανείων

Όλα τα απομειωμένα δάνεια εκτοκίζονται με το αρχικό επιτόκιο της πραγματικής απόδοσης (effective interest rate) υπολογιζόμενο στο κεφάλαιο που έχει απομείνει μετά την απομείωση.

στ) Χειρισμός των ποσών απομείωσης

Αρχή της Τραπέζης είναι να προβαίνει σε οριστικές διαγραφές με τα προς απομείωση ποσά των δανείων. Εξαίρεση γίνεται σε περιορισμένο αριθμό περιπτώσεων δανείων, με μεγάλα συνήθως υπόλοιπα, όπου δημιουργούνται υπο-αντίθετοι λογαριασμοί πρόβλεψης (allowance accounts).

ζ. Ανακτήσεις / εισπράξεις ποσών σε απομειωθέντα δάνεια

Αν μετά την ημερομηνία της αναγνώρισης της ζημίας από απομείωση λάβουν χώρα γεγονότα, που οδηγούν σε μείωση των ήδη αναγνωρισθέντων ποσών απομείωσης ή εισπραχθούν ποσά από διαγραφέντα δάνεια, τα ποσά αυτά αναγνωρίζονται στα αποτελέσματα χρήσεως.

1.13 Αναβαλλόμενη φορολογία

Αναβαλλόμενος φόρος είναι ο φόρος που θα πληρωθεί ή θα ανακτηθεί στο μέλλον και σχετίζεται με λογιστικές πράξεις που έγιναν κατά τη διάρκεια της κλειομένης χρήσεως αλλά θεωρούνται φορολογητέα έσοδα ή εκπεστέα έξοδα μελλοντικών χρήσεων. Υπολογίζεται στις προσωρινές διαφορές μεταξύ της φορολογικής βάσης των απαιτήσεων και υποχρεώσεων και της αντίστοιχης λογιστικής τους αξίας.

Οι αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις υπολογίζονται με τους φορολογικούς συντελεστές που αναμένεται να εφαρμοστούν στην περίοδο κατά την οποία θα τακτοποιηθεί η απαίτηση ή η υποχρέωση, λαμβάνοντας υπόψη τους φορολογικούς συντελεστές (και νόμους) που έχουν θεσπιστεί μέχρι την ημερομηνία του ισολογισμού.

Αναβαλλόμενες φορολογικές απαιτήσεις αναγνωρίζονται μόνο όταν πιθανολογούνται μελλοντικά φορολογητέα κέρδη, από τα οποία παρέχεται η δυνατότητα να εκπέσουν οι αντίστοιχες προσωρινές διαφορές.

Ο τρέχων και αναβαλλόμενος φόρος καταχωρείται στην Κατάσταση Αποτελεσμάτων, ή απευθείας στην Καθαρή Θέση αν αφορά στοιχεία που έχουν αναγνωρισθεί απευθείας στην Καθαρή Θέση.

1.14 Στοιχεία ενεργητικού προς πώληση

Πρόκειται για ενσώματα πάγια στοιχεία *που* η Τράπεζα έχει αποκτήσει κυρίως μέσω πλειστηριασμών, και προορίζονται για πώληση.

Πριν από την κατάταξή τους ως στοιχεία κατεχόμενα προς πώληση, τα στοιχεία της κατηγορίας αυτής αποτιμώνται με βάση τους κανόνες που επιβάλλονται από τα επιμέρους Λογιστικά Πρότυπα που τα αφορούν.

Τα κατεχόμενα προς πώληση στοιχεία αρχικά αναγνωρίζονται στη χαμηλότερη τιμή μεταξύ της λογιστικής και της εύλογης αξίας αφαιρουμένης της παρούσας αξίας τυχόν εξόδων που θα προκύψουν από την πώληση.

Οποιαδήποτε ζημία προκύψει από τη σύγκριση καταχωρείται άμεσα στα αποτελέσματα. Η παραπάνω ζημία απομείωσης, η οποία δύναται να αναστραφεί στο μέλλον, κατανέμεται στα επιμέρους στοιχεία ενεργητικού, αν η πρόθεση για πώληση αφορά ομάδα στοιχείων Ενεργητικού, με εξαίρεση ορισμένων στοιχείων αυτής της ομάδας, όπως ορίζει το Πρότυπο. Κατά τη διαδικασία κατανομής των ζημιών απομείωσης, πρώτα εξαλείφεται τυχόν υπεραξία (Goodwill), που αντιστοιχεί στην ομάδα και τυχόν υπόλοιπο που απομένει κατανέμεται αναλογικά στα υπόλοιπα στοιχεία.

Για τα στοιχεία ενεργητικού που εντάσσονται στην κατηγορία αυτή δεν διενεργούνται αποσβέσεις. Εξετάζονται όμως για τυχόν απομείωση κάθε φορά που συντάσσονται οικονομικές καταστάσεις.

Κέρδη και ζημίες από διαθέσεις στοιχείων αυτής της κατηγορίας αναγνωρίζονται στα αποτελέσματα.

1.15 Χρηματοοικονομικές υποχρεώσεις

Η Τράπεζα για σκοπούς αποτίμησης διακρίνει τις χρηματοοικονομικές υποχρεώσεις στις ακόλουθες κατηγορίες:

α) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στην εύλογη αξία μέσω αποτελεσμάτων

i. Στην κατηγορία αυτή εντάσσονται χρηματοοικονομικά στοιχεία τα οποία κατέχονται για εμπορικούς σκοπούς αν:
   - Υπάρχει πρόθεση για την πώληση ή την επαναγορά τους σε βραχύ χρονικό διάστημα, προκειμένου να αξιοποιηθούν βραχυχρόνιες διακυμάνσεις της αγοράς, ή
   - Είναι παράγωγα προϊόντα που δεν αποτελούν μέσα αντιστάθμισης

ii. Στην κατηγορία αυτή εντάσσονται επίσης χρηματοοικονομικές υποχρεώσεις τις οποίες η *Τράπεζα* επιλέγει, κατά την αρχική αναγνώριση, να αποτιμήσει στην εύλογη αξία μέσω των αποτελεσμάτων, σύμφωνα με τα *κριτήρια* που αναφέρονται στη σημείωση 1.5 (σημείο yii).

Η Τράπεζα έχει εντάξει στην κατηγορία των χρηματοοικονομικών υποχρεώσεων που κατέχονται για εμπορικούς σκοπούς, τα παράγωγα προϊόντα που δεν χρησιμοποιούνται για αντιστάθμιση άλλων μέσων.

Τα παράγωγα αυτά, όπως και οι υποχρεώσεις από παράγωγα προϊόντα τα οποία αποτελούν μέσα αντιστάθμισης, εμφανίζονται στις Υποχρεώσεις ως Παράγωγα χρηματοοικονομικά μέσα και οι κανόνες αποτίμησής τους ακολουθούν όσα αναφέρονται στη σημείωση 1.6.

Η Τράπεζα δεν έχει επιλέξει, κατά την αρχική αναγνώριση, να αποτιμήσει χρηματοοικονομικές υποχρεώσεις στην εύλογη αξία μέσω των αποτελεσμάτων.

β) Χρηματοοικονομικές υποχρεώσεις που αποτιμώνται στο αναπόσβεστο κόστος

Οι υποχρεώσεις αυτές εκτοκίζονται με τη μέθοδο του πραγματικού επιτοκίου.

Στην κατηγορία αυτή ανήκουν οι υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες, οι Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις.

Στην περίπτωση που χρηματοοικονομικές υποχρεώσεις της εν λόγω κατηγορίας υπεισέρχονται σε σχέση αντισταθμίσεως, εφαρμόζονται επιπλέον, οι αρχές που αναφέρονται στη σημείωση 1.6.

1.16 Προγράμματα παροχών στο προσωπικό

Στην Τράπεζα λειτουργούν προγράμματα καθορισμένων παροχών καθώς και προγράμματα καθορισμένων συνεισφορών. Στα προγράμματα καθορισμένων παροχών η παροχή αποτελεί συνάρτηση των ετών υπηρεσίας και του μισθού και υπάρχει εγγύηση κάλυψής της από την Τράπεζα.

Στα προγράμματα καθορισμένων συνεισφορών η Τράπεζα καταβάλλει ένα καθορισμένο, κατά περίπτωση, ποσό εισφοράς σε έναν ανεξάρτητο φορέα.

Η Τράπεζα δεν έχει περαιτέρω υποχρέωση νομική ή τεκμαρτή να καταβάλει επιπλέον εισφορές σε περίπτωση που ο φορέας αυτός δεν έχει τα απαραίτητα περιουσιακά στοιχεία για την κάλυψη των παροχών που σχετίζονται με την υπηρεσία του προσωπικού στο τρέχον ή σε παρελθόντα έτη.

Η υποχρέωση που αναγνωρίζεται στις οικονομικές καταστάσεις για τα προγράμματα καθορισμένων παροχών, είναι η παρούσα αξία των δεδουλευμένων παροχών μείον την εύλογη αξία των περιουσιακών στοιχείων των προγραμμάτων, λαμβάνοντας υπόψη προσαρμογές για τυχόν αναλογιστικά αποτελέσματα (κέρδη/ζημίες) και κόστος για υπηρεσίες παρελθόντων ετών.

Το ύψος της υποχρέωσης προσδιορίζεται ετησίως βάσει αναλογιστικής μελέτης που εκπονείται από ανεξάρτητη αναλογιστική εταιρία, χρησιμοποιώντας τη μέθοδο της προβλεπόμενης μονάδας υποχρέωσης (projected unit credit method).

Η παρούσα αξία της προσδιορίζεται προεξοφλώντας τις εκτιμώμενες μελλοντικές χρηματοροές με το επιτόκιο που ισχύει για εταιρικό ομόλογο υψηλής πιστωτικής διαβάθμισης, που έχει εκδοθεί σε νόμισμα κοινό με αυτό στο οποίο καταβάλλεται η καθορισμένη παροχή και έχει εναπομένουσα διάρκεια που εναρμονίζεται με τη διάρκεια της σχετικής υποχρέωσης.

Τα συσσωρευμένα αναλογιστικά κέρδη/ζημίες, που προκύπτουν, από την απόκλιση μεταξύ εκτιμήσεων και εμπειρίας καθώς και τη μεταβολή των χρησιμοποιούμενων αναλογιστικών υποθέσεων, κατά το μέρος που υπερβαίνουν το 10% του μεγαλύτερου μεταξύ των δεδουλευμένων υποχρεώσεων και της εύλογης αξίας των περιουσιακών στοιχείων του προγράμματος, αποσβένονται σε περίοδο ίση με τη μέση εναπομένουσα εργάσιμη ζωή του προσωπικού.

Το κόστος από την υπηρεσία παρελθόντων ετών αναγνωρίζεται άμεσα στα αποτελέσματα χρήσεως, εκτός αν οι μεταβολές στη βάση υπολογισμού της παροχής εξαρτώνται από την παραμονή των εργαζομένων στην υπηρεσία για μία καθορισμένη χρονική περίοδο. Στη δεύτερη περίπτωση το κόστος υπηρεσίας παρελθόντων ετών αποσβένεται με τη γραμμική μέθοδο στη διάρκεια της περιόδου αυτής.

Για τα προγράμματα καθορισμένων συνεισφορών η Τράπεζα καταβάλλει εισφορές, σε φορείς ασφάλισης δημόσιου ή ιδιωτικού δικαίου καθώς και σε ασφαλιστικές εταιρίες και ειδικούς λογαριασμούς, σε υποχρεωτική ή προαιρετική βάση. Η υποχρέωση εξαντλείται στην καταβολή συγκεκριμένης εισφοράς κατά περίπτωση. Οι εισφορές αναγνωρίζονται στις δαπάνες προσωπικού εφαρμόζοντας την αρχή των δεδουλευμένων. Τυχόν προπληρωμένες εισφορές αναγνωρίζονται ως απαίτηση εφόσον συνοδεύονται είτε με επιστροφή μετρητών είτε με μείωση μελλοντικών εισφορών.

1.17 Χορήγηση δικαιωμάτων προαιρέσεως επί μετοχών της Τραπέζης στο προσωπικό

Η Τράπεζα επιβραβεύει ανώτερα στελέχη της και στελέχη του Ομίλου της, με κριτήριο την αποδοτικότητά τους, με την χορήγηση δικαιωμάτων προαιρέσεως επί μετοχών της. Η εξάσκησή τους γίνεται μετά από την παρέλευση τριετίας από την ημερομηνία χορηγήσεώς τους.

Η εύλογη αξία τους, που προσδιορίζεται κατά την ημερομηνία διάθεσης, αναγνωρίζεται ως αμοιβή (έξοδο) προσωπικού με αντίστοιχη αύξηση αποθεματικού της καθαρής θέσης, κατά την περίοδο μεταξύ διάθεσης και εξάσκησης των εν λόγω δικαιωμάτων. Το ποσό που καταβάλλεται από τους κατόχους των δικαιωμάτων κατά την εξάσκησή τους αυξάνει το μετοχικό κεφάλαιο και το σχηματισθέν αποθεματικό από τα εξασκηθέντα δικαιώματα μεταφέρεται στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

1.18 Προβλέψεις

Προβλέψεις αναγνωρίζονται όταν υπάρχει παρούσα νομική ή τεκμαιρόμενη υποχρέωση, που έχει προκληθεί από γεγονότα που έχουν ήδη συμβεί και είναι βέβαιο ότι η τακτοποίησή της θα δημιουργήσει μία εκροή, το ύψος της οποίας μπορεί να εκτιμηθεί αξιόπιστα.

Η αναγνώριση των προβλέψεων γίνεται στην παρούσα αξία των κεφαλαίων που αναμένεται να απαιτηθούν για να τακτοποιήσουν την συγκεκριμένη υποχρέωση.

Ο υπολογισμός της παρούσας αξίας στηρίζεται σε προεξοφλητικά επιτόκια που αντανακλούν τις σημερινές εκτιμήσεις για την χρονική αξία του χρήματος.

Οι σχηματισθείσες ήδη προβλέψεις μειώνονται με τα ποσά που καταβάλλονται για τον διακανονισμό των συγκεκριμένων υποχρεώσεων.

Το ποσό της σχηματισμένης προβλέψεως επανεκτιμάται σε κάθε ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Προβλέψεις για μελλοντικές λειτουργικές ζημίες δεν αναγνωρίζονται.

Μελλοντικά γεγονότα τα οποία μπορεί να επηρεάσουν το ποσό που θα απαιτηθεί για την τακτοποίηση της υποχρεώσεως για την οποία έχει σχηματισθεί πρόβλεψη, λαμβάνονται υπόψη μόνο όταν υπάρχουν επαρκείς αντικειμενικές ενδείξεις ότι θα επισυμβούν.

Αποζημιώσεις που τυχόν λαμβάνονται από τρίτους και αφορούν μέρος ή όλο το ποσό της εκτιμώμενης εκροής, αναγνωρίζονται σαν στοιχείο του Ενεργητικού, μόνο όταν είναι βέβαια η είσπραξή τους. Στην κατάσταση αποτελεσμάτων, το έξοδο που αφορά την πρόβλεψη εμφανίζεται συμψηφισμένο με το ποσό που αναγνωρίζεται για αποζημίωση.

1.19 Συμφωνίες πώλησης και επαναγοράς

Η Τράπεζα προβαίνει σε αγορές χρεογράφων βάσει συμφωνιών επαναπώλησής των σε συγκεκριμένη ημερομηνία στο μέλλον και σε συγκεκριμένη τιμή. Τα χρεόγραφα που αγοράζονται με σκοπό να επαναπωληθούν στο μέλλον δεν αναγνωρίζονται σαν επενδύσεις.

Τα ποσά που πληρώνονται καταχωρούνται ως δάνεια και απαιτήσεις σε Τράπεζες ή πελάτες ανάλογα. Η διαφορά μεταξύ της τιμής αγοράς και της τιμής επαναπώλησης αναγνωρίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Τα χρεόγραφα που πωλούνται βάσει συμφωνιών επαναγοράς δεν διαγράφονται από τον Ισολογισμό. Εμφανίζονται σαν επενδύσεις και αποτιμώνται σύμφωνα με τις αρχές αποτίμησης της κατηγορίας στην οποία έχουν ενταχθεί. Οι εισπράξεις από την πώληση των χρεογράφων αυτών εμφανίζονται σαν υποχρεώσεις προς πελάτες ή τράπεζες ανάλογα. Η διαφορά μεταξύ της αξίας πώλησης και της τιμής επαναγοράς εμφανίζεται ως τόκος με τη μέθοδο των δεδουλευμένων.

Χρεόγραφα τα οποία η Τράπεζα δανείζεται, δεν αναγνωρίζονται στον Ισολογισμό, εκτός και αν αυτά πωληθούν σε τρίτους οπότε το κέρδος από την πώλησή τους αναγνωρίζεται στα αποτελέσματα χρηματοοικονομικών πράξεων και η υποχρέωση παράδοσής τους αναγνωρίζεται στην εύλογη αξία.

1.20 Καθαρή Θέση

Έξοδα αυξήσεως μετοχικού κεφαλαίου

Άμεσα έξοδα για την έκδοση μετοχών, εμφανίζονται μετά την αφαίρεση του σχετικού φόρου εισοδήματος, σε μείωση του προϊόντος της έκδοσης.

Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Στις περιπτώσεις εξαγοράς επιχειρήσεων, με έκδοση μετοχών της Τραπέζης, οι οποίες δίδονται ως αντάλλαγμα, η διαφορά, μεταξύ της ονομαστικής αξίας των μετοχών που εκδίδονται και της χρηματιστηριακής τους τιμής, καταχωρείται στο λογαριασμό «Διαφορά από έκδοση μετοχών υπέρ το άρτιο».

Στο λογαριασμό αυτό καταχωρείται και η διαφορά μεταξύ των μετοχών που εκδίδονται και της τιμής διαθέσεώς τους σε περίπτωση αυξήσεως μετοχικού κεφαλαίου.

Ίδιες μετοχές

Το κόστος κτήσεως ιδίων μετοχών εμφανίζεται αφαιρετικά των ιδίων κεφαλαίων. Κάθε κέρδος ή ζημία από την πώληση ιδίων μετοχών, καθαρό από άμεσα για τη συναλλαγή έξοδα και φόρους, αναγνωρίζεται απευθείας στο λογαριασμό «Αποτελέσματα εις νέον».

Αποτελέσματα εις νέον

Τα πληρωτέα μερίσματα μειώνουν τον λογαριασμό «Αποτελέσματα εις νέον» και εγγράφονται ως υποχρέωση κατά το χρόνο εγκρίσεως από τη Γενική Συνέλευση των μετόχων.

1.21 Τόκοι έσοδα και έξοδα

Έσοδα και έξοδα τόκων αναγνωρίζονται στα αποτελέσματα για όλα τα χρηματοοικονομικά στοιχεία που αποτιμώνται στο αναπόσβεστο κόστος.

Η αναγνώρισή τους γίνεται με βάση την αρχή των δεδουλευμένων και ο προσδιορισμός τους με τη μέθοδο του πραγματικού επιτοκίου.

Η μέθοδος του πραγματικού επιτοκίου είναι μια μέθοδος υπολογισμού του αναπόσβεστου κόστους ενός χρηματοοικονομικού στοιχείου και επιμερισμού των εσόδων ή εξόδων από τόκους κατά τη διάρκεια της σχετικής περιόδου.

Πραγματικό επιτόκιο είναι το επιτόκιο που προεξοφλεί ακριβώς τις αναμενόμενες ροές των μελλοντικών εισπράξεων ή πληρωμών ενός χρηματοοικονομικού μέσου μέχρι την λήξη της ζωής του ή την επόμενη ημερομηνία αναπροσαρμογής του επιτοκίου του, ώστε η αξία προεξόφλησης να ισούται με την λογιστική αξία του χρηματοοικονομικού μέσου συμπεριλαμβανομένων και τυχόν εξόδων / εσόδων συναλλαγής.

Χρηματοοικονομικά στοιχεία που έχουν απομειωθεί, εκτοκίζονται στο νέο, απομειωμένο πλέον, υπόλοιπό τους με το πραγματικό τους επιτόκιο.

Έσοδα και έξοδα εκ τόκων υπολογίζονται επίσης και για τα τοκοφόρα χρηματοοικονομικά μέσα που αποτιμώνται στην εύλογη αξία.

1.22 Αμοιβές και έσοδα από προμήθειες

Αναγνωρίζονται στα αποτελέσματα κατά το χρόνο που παρασχέθηκαν οι σχετικές υπηρεσίες.

Έσοδα συναλλαγής κατά τη δημιουργία ενός χρηματοοικονομικού μέσου που αποτιμάται στο αναπόσβεστο κόστος, όπως είναι τα δάνεια και οι απαιτήσεις, κεφαλαιοποιούνται και αποσβένονται κατά τη διάρκεια ζωής του χρηματοοικονομικού μέσου, με τη μέθοδο του πραγματικού επιτοκίου.

1.23 Συγκριτικά στοιχεία

Όπου κρίνεται απαραίτητο, τα συγκριτικά στοιχεία της προηγουμένης περιόδου, αναπροσαρμόζονται για να καλύψουν αλλαγές στην παρουσίαση της τρεχούσης περιόδου.

Αποτελέσματα

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Από απαιτήσεις κατά πιστωτικών ιδρυμάτων	124.882	137.882
Από χρεόγραφα	265.601	117.020
Από δάνεια και απαιτήσεις κατά πελατών	1.746.774	1.327.411
Από υποχρεώσεις προς πιστωτικά ιδρύματα	(215.847)	(98.306)
Από υποχρεώσεις προς πελάτες	(258.793)	(179.242)
Από δανειακές υποχρεώσεις	(442.580)	(265.747)
Λοιποί	(79.153)	(56.828)
Σύνολο	**1.140.884**	**982.190**

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Χορηγήσεων	55.707	44.411
Εγγυητικών επιστολών	33.686	31.872
Εισαγωγών-εξαγωγών	17.673	18.979
Πιστωτικών καρτών	44.861	37.312
Συναλλαγών	59.438	61.405
Αμοιβαίων κεφαλαίων	43.205	31.162
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	6.572	6.919
Λοιπές	31.303	16.564
Σύνολο	**292.445**	**248.624**

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Συμμετοχών σε θυγατρικές και συγγενείς εταιρίες	51.076	57.829
Αξιογράφων διαθέσιμων προς πώληση	1.831	1.779
Σύνολο	**52.907**	**59.608**

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Από συναλλαγματικές διαφορές	16.964	4.756
Από ομόλογα	(26.896)	(13.874)
Από μετοχές	125.986	4.357
Από λοιπά χρηματοοικονομικά μέσα	5.572	1.437
Σύνολο	**121.626**	**(3.324)**

Στα αποτελέσματα από μετοχές συμπεριλαμβάνεται ποσό € 80 εκατ. από την εισφορά μετοχών της θυγατρικής εταιρίας Alpha Ασφαλιστική Α.Ε. στην επίσης θυγατρική εταιρία Alpha Group Investments Ltd. και ποσό € 26 εκατ. από πώληση μετοχών της Α.Ε. Ελληνικά Χρηματιστήρια.

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Από ενοίκια κτηρίων	2.999	2.760
Από πωλήσεις παγίων	3.387	5.998
Από ασφαλιστικές αποζημιώσεις	408	1.655
Από παροχή υπηρεσιών αποσπασμένων υπαλλήλων σε εταιρίες του ομίλου	2.226	2.273
Υπεραξία από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	7.695
Λοιπά	5.995	6.629
Σύνολο	**15.015**	**27.010**

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Μισθοί και ημερομίσθια	232.352	207.673
Εισφορές κοινωνικής ασφάλισης	68.812	65.744
Έξοδα προγραμμάτων καθορισμένων παροχών	46.000	44.164
Λοιπές επιβαρύνσεις	21.688	18.796
Σύνολο	**368.852**	**336.377**

Στις αμοιβές και έξοδα προσωπικού της 31.12.2006 συμπεριλαμβάνεται ποσό € 5.158 (31.12.2005: € 2.245) που αφορά αναλογία περιόδου της αποτίμησης δικαιωμάτων προαιρέσεως, που έχουν χορηγηθεί στο προσωπικό, όπως είχε προσδιορισθεί κατά την ημερομηνία διαθέσεως.

Ο αριθμός του απασχολουμένου προσωπικού στην Τράπεζα κατά την 31.12.2006 ήταν 7.184 (31.12.2005: 7.173) άτομα. Εξ αυτών 6.782 (31.12.2005: 6.949) άτομα εργάζονται στο εσωτερικό και 402 (31.12.2005: 224) άτομα εργάζονται στο εξωτερικό.

Προγράμματα καθορισμένων συνεισφορών

α) Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την κύρια σύνταξη στο Ίδρυμα Κοινωνικών Ασφαλίσεων.

β) Το προσωπικό που προέρχεται από την Ιονική και Λαϊκή Τράπεζα της Ελλάδος είναι ασφαλισμένο στον πολυεργοδοτικό φορέα ΤΑΠΙΛΤΑΤ για την επικουρική σύνταξη. Σύμφωνα με νομική γνωμάτευση δεν υφίσταται υποχρέωση κάλυψης τυχόν ελλειμμάτων του Ταμείου από την Τράπεζα. Ως εκ τούτου ο λογιστικός χειρισμός που ακολουθείται είναι αυτός του ταμείου καθορισμένων συνεισφορών.

γ) Το σύνολο του προσωπικού της Τραπέζης είναι ασφαλισμένο για την υγειονομική περίθαλψη στο Ταμείο Ασφαλίσεως Ασθενείας Προσωπικού Τραπεζών Πίστεως, Γενικής, Αμέρικαν Εξπρές κ.α. το οποίο είναι ταμείο καθορισμένων συνεισφορών.

Προγράμματα καθορισμένων παροχών

Ανάλυση των υποχρεώσεων από προγράμματα καθορισμένων παροχών, γίνεται στη σημείωση 29.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Λειτουργικές μισθώσεις κτηρίων	23.552	21.357
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	16.740	14.652
Δαπάνες μηχανογραφήσεως	36.059	30.643
Προβολή και διαφήμιση	27.365	23.446
Τηλεφωνικά – ταχυδρομικά	20.704	17.761
Αμοιβές τρίτων	19.394	17.740
Παροχή οικονομικών πληροφοριών από τρίτους	9.970	7.212
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	10.405	9.684
Ασφάλιστρα	7.408	8.860
Υλικά γραφείου	4.951	4.264
Δαπάνες ηλεκτρικής ενέργειας	4.971	4.534
Φόροι (ΦΠΑ, ακίνητης περιουσίας κ.λπ.)	31.065	27.492
Συντηρήσεις ακινήτων και εξοπλισμού	4.139	4.081
Καθαριότητα	2.258	2.256
Χρηματαποστολές και φύλακτρα Καταστημάτων	4.702	4.387
Διακινήσεις υλικών με μεταφορικά μέσα τρίτων	3.552	3.595
Αμοιβές τρίτων για εξεύρεση πελατείας	6.382	5.565
Λοιπά	42.716	33.656
Σύνολο	**276.333**	**241.185**

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Ζημίες απομείωσης δανείων και απαιτήσεων κατά πελατών	209.171	234.582
Προβλέψεις για την κάλυψη πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	14.946	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(4.612)	(3.046)
Σύνολο	**219.505**	**231.536**

10.1 Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 32% για τη χρήση 2005, 29% για τη χρήση 2006 και 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύονται, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.97 έως 20.3.2002. Σε περίπτωση συγχώνευσης επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 22% για τα κέρδη της χρήσεως 2005 και με 24% για τα κέρδη της χρήσεως 2006, λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Τρέχων Φόρος	94.318	75.366
Πρόσθετος φόρος φορολογικού ελέγχου	10.563	-
Αναβαλλόμενος	34.958	14.171
Σύνολο	**139.839**	**89.537**

Η αύξηση στο φόρο εισοδήματος για τη χρήση 2006 οφείλεται στα αυξημένα αποτελέσματα της χρήσεως 2006, στην αύξηση του συντελεστή φορολόγησης των κερδών και στον πρόσθετο φόρο εισοδήματος που προέκυψε από τον φορολογικό έλεγχο των χρήσεων 2003 έως και 2005.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	9.262	11.726
Δάνεια και απαιτήσεις κατά πελατών	7.379	(229)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	461	1.099
Αποτίμηση παραγώγων	11.568	(4.949)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	1.201	1.830
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	2.839	4.714
Λοιπές προσωρινές διαφορές	2.248	(20)
Σύνολο	**34.958**	**14.171**

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

		31.12.2006		31.12.2005
Κέρδη πριν το φόρο		716.034		467.407
Φόρος εισοδήματος	24%	171.848	22%	102.830
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,04%	253	0,05%	249
Εισόδημα μη υπαγόμενο στο φόρο	(6,68%)	(47.829)	(3,53%)	(16.483)
Έξοδα μη εκπεστέα	0,78%	5.577	0,61%	2.829
Αναλογία των αφορολόγητων εσόδων στα κέρδη χρήσεως	(0,87%)	(6.260)	(1,42%)	(6.639)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα	0,76%	5.439	1,13%	5.301
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον προσδιορισμό του τρέχοντος και αναβαλλόμενου φόρου	0,19%	1.398	0,36%	1.700
Λοιπές φορολογικές προσαρμογές	(0,16%)	(1.150)	(0,05%)	(250)
Πρόσθετος φόρος φορολογικού ελέγχου	1,48%	10.563		-
Φόρος Εισοδήματος	**19,53%**	**139.839**	**19,16%**	**89.537**

10.2 Φόρος αποθεματικών (Ν. 3513/2006 άρθρο 10)

Η ελληνική φορολογική νομοθεσία επιτρέπει στις επιχειρήσεις να σχηματίζουν αφορολόγητα αποθεματικά τα οποία προέρχονται, είτε από κέρδη τα οποία είχαν απαλλαγεί από το φόρο εισοδήματος κατά ρητή διατύπωση διατάξεων νόμων (π.χ. κέρδη από πώληση χρεογράφων, κέρδη αμοιβαίων κεφαλαίων), είτε από κέρδη που προέρχονται από έσοδα τα οποία είχαν φορολογηθεί αυτοτελώς με εξάντληση της φορολογικής υποχρέωσης για το νομικό πρόσωπο και όχι για τους μετόχους του (π.χ. τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου). Τα ανωτέρω αποθεματικά θα φορολογούνταν σε περίπτωση διανομής ή κεφαλαιοποιήσεως με τον ισχύοντα κατά το χρόνο της διανομής ή κεφαλαιοποιήσεως συντελεστή φορολογίας εισοδήματος των νομικών προσώπων.

Με το άρθρο 10 του Ν. 3513/2006 επιβλήθηκε εφάπαξ φορολόγηση των ανωτέρω αποθεματικών, που είχαν σχηματίσει μέχρι και 31.12.2005 οι ημεδαπές τραπεζικές ανώνυμες εταιρίες, καθώς και τα εγκατεστημένα στην Ελλάδα υποκαταστήματα αλλοδαπών τραπεζών.

Οι συντελεστές φορολογίας ήταν 15% για τα αποθεματικά που είχαν σχηματισθεί από κέρδη απαλλασσόμενα του φόρου και 10% για τα αποθεματικά που προήρχοντο από έσοδα τα οποία είχαν φορολογηθεί αυτοτελώς.

Ο εφάπαξ φόρος αποθεματικών που προέκυψε για την Τράπεζα ανήλθε σε € 73.902. Με την καταβολή του φόρου αυτού εξαντλήθηκε κάθε φορολογική υποχρέωση της Τραπέζης καθώς και των μετόχων της και ως εκ τούτου τα ανωτέρω αποθεματικά δύνανται να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία άλλη φορολογική επιβάρυνση.

11. Καθαρά κέρδη ανά μετοχή

Βασικά Κέρδη ανά μετοχή:

Τα Βασικά Κέρδη ανά Μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα, κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Κέρδη αναλογούντα στους Μετόχους	502.293	377.870
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.188.211	400.869.413
Βασικά κέρδη ανά μετοχή (σε € ανά μετοχή)	1,28	0,94

Τα βασικά κέρδη ανά μετοχή εξαιρουμένης της εφάπαξ φορολόγησης αποθεματικών έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Κέρδη αναλογούντα στους Μετόχους	576.195	377.870
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.188.211	400.869.413
Βασικά κέρδη ανά μετοχή (σε € ανά μετοχή)	1,47	0,94

Προσαρμοσμένα κέρδη ανά μετοχή:

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές. Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Κέρδη αναλογούντα στους Μετόχους	502.293	377.870
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.188.211	400.869.413
Προσαρμογή για δικαιώματα προαιρέσεως	731.705	550.066
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	393.919.916	401.419.479
Προσαρμοσμένα κέρδη ανά μετοχή (σε € ανά μετοχή)	1,28	0,94

Τα προσαρμοσμένα κέρδη ανά μετοχή εξαιρουμένης της εφάπαξ φορολόγησης αποθεματικών έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Κέρδη αναλογούντα στους Μετόχους	576.195	377.870
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.188.211	400.869.413
Προσαρμογή για δικαιώματα προαιρέσεως	731.705	550.066
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	393.919.916	401.419.479
Προσαρμοσμένα κέρδη ανά μετοχή (σε € ανά μετοχή)	1,46	0,94

Τόσο τα βασικά, όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-31.12.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 3.5.2006, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 18.4.2006.

Ενεργητικό

12. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	31.12.2006	31.12.2005
Ταμείο	317.964	271.373
Επιταγές εισπρακτέες	62.572	40.734
Διαθέσιμα σε Κεντρικές Τράπεζες	1.097.139	1.309.065
Σύνολο	**1.477.675**	**1.621.172**
Εκ των οποίων, δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	608.453	821.890

Η Τράπεζα, είναι υποχρεωμένη να τηρεί στην Τράπεζα της Ελλάδος τρεχούμενο λογαριασμό, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών με αυτή και τις άλλες Τράπεζες, μέσω του συστήματος Target (Trans European – Automated Real Time Gross Settlement Express Transfer System).

Η Τράπεζα της Ελλάδος απαιτεί επίσης, από όλα τα πιστωτικά ιδρύματα που είναι εγκατεστημένα στην Ελλάδα, να διατηρούν καταθέσεις σε αυτή, που αντιστοιχούν στο 2% των συνολικών καταθέσεων των πελατών τους.

Οι καταθέσεις αυτές είναι έντοκες, με επιτόκιο αυτό της αναχρηματοδότησης της Ευρωπαϊκής Κεντρικής Τράπεζας (31.12.2006: 3,58%).

Ταμείο και ταμειακά ισοδύναμα (όπως εμφανίζονται στην κατάσταση ταμειακών ροών)

	31.12.2006	31.12.2005
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	869.222	799.282
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	395.604	2.148.476
Βραχυπρόθεσμες απαιτήσεις από άλλες τράπεζες	3.343.581	2.136.197
Σύνολο	**4.608.407**	**5.083.955**

Λόγω της συγχωνεύσεως του Καταστήματος Βελιγραδίου με την θυγατρική εταιρία Alpha Bank Srbija A.D. (σημείωση 43, παράγραφος ε) τον Μαΐο 2006 προέκυψε μείωση του ταμείου και ταμειακών ισοδυνάμων ποσού € 48.125.

13. Απαιτήσεις κατά πιστωτικών ιδρυμάτων

	31.12.2006	31.12.2005
Τοποθετήσεις σε άλλες τράπεζες	4.875.032	2.827.305
Συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	395.604	2.148.476
Δάνεια σε πιστωτικά ιδρύματα	913.452	697.612
Σύνολο	**6.184.088**	**5.673.393**

14. Αξιόγραφα χαρτοφυλακίου συναλλαγών

	31.12.2006	31.12.2005
Κρατικοί τίτλοι	182.557	87.606
Λοιποί χρεωστικοί τίτλοι		
- Εισηγμένοι	80.510	65.981
- Μη εισηγμένοι	53.414	-
Μετοχές		
- Εισηγμένες	29.726	-
Σύνολο	**346.207**	**153.587**

15. Παράγωγα χρηματοοικονομικά μέσα (απαιτήσεις και υποχρεώσεις)

	31 Δεκεμβρίου 2006		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία	
		Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	772.506	7.169	5.410
Προθεσμιακές πράξεις (fx swaps)	1.651.405	17.636	10.102
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	533.026	67.005	61.398
Δικαιώματα προαίρεσης (currency options)	254.115	1.722	1.202
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	1.745	6	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**3.212.797**	**93.538**	**78.112**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	9.699.100	113.333	85.735
Δικαιώματα προαίρεσης (caps)	220.399	1.322	711
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**9.919.499**	**114.655**	**86.446**
Προθεσμιακά συμβόλαια (futures)	450.704	1	317
Δικαιώματα προαίρεσης (options)	100.000	4	-
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**550.704**	**5**	**317**
γ. Παράγωγα επί μετοχών			
Πράξεις ανταλλαγής μετοχών (equity swaps)	25.427	847	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**25.427**	**847**	**-**
δ. Παράγωγα επί δεικτών			
Προθεσμιακά συμβόλαια (futures)	4.930	-	44
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	4.930	-	44
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx swaps)	72.917	-	2.603
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	191.168	-	39.541
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**264.085**	**-**	**42.144**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	1.660.127	45.521	19.160
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**1.660.127**	**45.521**	**19.160**
Γενικό Σύνολο	**15.637.569**	**254.566**	**226.223**

	31 Δεκεμβρίου 2005		
	Ονομαστική αξία συμβολαίων	Εύλογη αξία Απαιτήσεις	Υποχρεώσεις
Παράγωγα για εμπορικούς σκοπούς			
α. Παράγωγα συναλλάγματος			
Προθεσμιακές πράξεις (fx forward)	560.420	2.430	3.218
Προθεσμιακές πράξεις (fx swaps)	932.453	5.191	4.980
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	619.050	58.032	53.996
Δικαιώματα προαίρεσης (currency options)	296.363	1.910	1.946
Δικαιώματα προαίρεσης (currency options) ενσωματωμένα σε πελατειακά προϊόντα	24.191	57	-
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**2.432.477**	**67.620**	**64.140**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	3.445.229	67.059	45.059
Δικαιώματα προαίρεσης (caps)	27.801	149	166
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**3.473.030**	**67.208**	**45.225**
Δικαιώματα προαίρεσης (options)	153.477	35	161
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**153.477**	**35**	**161**
γ. Παράγωγα επί δεικτών			
Δικαιώματα προαίρεσης (options)	34.036	178	-
Σύνολο διαπραγματεύσιμων σε χρηματιστήριο	**34.036**	**178**	**-**
Παράγωγα για σκοπούς αντιστάθμισης			
α. Παράγωγα συναλλάγματος			
Πράξεις ανταλλαγής συναλλάγματος (cross currency swaps)	217.786	-	14.931
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**217.786**	**-**	**14.931**
β. Παράγωγα επιτοκίου			
Πράξεις ανταλλαγής επιτοκίου (interest rate swaps)	1.257.708	4.073	16.175
Σύνολο μη διαπραγματεύσιμων σε χρηματιστήριο	**1.257.708**	**4.073**	**16.175**
Γενικό Σύνολο	**7.568.514**	**139.114**	**140.632**

16. Δάνεια και απαιτήσεις κατά πελατών

	31.12.2006	31.12.2005
Ιδιώτες:		
Στεγαστικά	8.176.640	6.616.104
Καταναλωτικά	2.169.009	1.736.453
Πιστωτικές κάρτες	905.689	863.798
Λοιπά	130.605	161.195
	11.381.943	9.377.550
Εταιρίες:		
Επιχειρηματικά δάνεια	17.443.652	15.440.322
Λοιπές απαιτήσεις	151.423	206.244
	17.595.075	15.646.566
Μείον:		
Συσσωρευμένες απομειώσεις*	(739.327)	(822.977)
Σύνολο	**28.237.691**	**24.201.139**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2005	**621.120**
Συναλλαγματικές διαφορές	(186)
Ζημίες απομειώσεως περιόδου(σημ.9)	234.582
Προβλέψεις από συγχώνευση της πρώην Δέλτα Singular Α.Ε.Π.	7.566
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(40.105)
Υπόλοιπο 31.12.2005	**822.977**
Συναλλαγματικές διαφορές	(178)
Ζημίες απομειώσεως περιόδου(σημ.9)	209.171
Μείωση λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου με την Alpha Bank Srbija A.D. (σημείωση 43, παράγραφος ε)	(3.180)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	71.650
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(361.113)
Υπόλοιπο 31.12.2006	**739.327**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί, κατά το έτος 2006, πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 14.946. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 754.273.

17. Αξιόγραφα επενδυτικού χαρτοφυλακίου

Διαθέσιμα προς πώληση	31.12.2006	31.12.2005
Κρατικοί τίτλοι	6.016.005	6.250.254
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	1.320.834	1.193.535
- Μη εισηγμένοι	25.072	9.021
Μετοχές:		
- Εισηγμένες	46.286	68.656
- Μη εισηγμένες	11.063	4.128
Λοιποί τίτλοι μεταβλητής αποδόσεως	43.128	35.897
Σύνολο	**7.462.388**	**7.561.491**

18. Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες

	1.1-31.12.2006	1.1-31.12.2005
Θυγατρικές		
Υπόλοιπο αρχής περιόδου	1.471.394	1.221.616
Προσθήκες(1)	198.178	258.622
Μειώσεις(2)	(83.876)	(6.749)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας(4)	2.108	-
Απομειώσεις αξίας	-	(340)
Μεταφορά σε στοιχεία ενεργητικού προς πώληση	-	(1.755)
Υπόλοιπο τέλους περιόδου	1.587.804	1.471.394
Συγγενείς		
Υπόλοιπο αρχής περιόδου	10.463	110.082
Προσθήκες	144	977
Μειώσεις(3)	(4.983)	(100.336)
Απομειώσεις αξίας	-	(260)
Υπόλοιπο τέλους περιόδου	5.624	10.463
Κοινοπραξίες		
Υπόλοιπο αρχής περιόδου	122	50
Προσθήκες	-	72
Μειώσεις	-	-
Απομειώσεις αξίας	-	-
Υπόλοιπο τέλους περιόδου	122	122
Γενικό σύνολο	**1.593.550**	**1.481.979**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου και οι εκκαθαρίσεις εταιριών.

(1) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 3.983 αγορά μετοχών της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.
- € 6.043 αγορά μετοχών της Alpha Αστικά Ακίνητα Α.Ε.
- € 1.204 αγορά μετοχών της Alpha Leasing A.E.
- € 24.351 αύξηση της συμμετοχής στη Jubanka A.D. λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου της Τραπέζης.
  Από 9.10.2006 η εταιρία Jubanka A.D μετονομάσθη σε Alpha Bank Srbija A.D.
- € 160.705 απόκτηση μετοχών της Alpha Group Investments Ltd. (σημείωση 43 παράγραφος θ).
- € 1.831 αγορά μετοχών της Alpha Ασφαλιστικής Κύπρου.
- € 59 ίδρυση της Καφέ Alpha A.E. (σημείωση 43 παράγραφος ιβ).
- € 2 αγορά μετοχών της Alpha Ασφαλιστικής Α.Ε.

(2) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 80.445 εισφορά μετοχών της Alpha Ασφαλιστικής Α.Ε. στην Alpha Group Investments Ltd (σημείωση 43, παράγραφος θ)
- € 3.371 πώληση της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. στη θυγατρική Alpha Bank London (σημείωση 43, παράγραφος α)
- € 59 πώληση της Καφέ Μαζί Α.Ε. στη θυγατρική Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. (σημείωση 43, παράγραφος η)

(3) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 436 πώληση μετοχών της Τουριστικής Εταιρίας Λέσβου Α.Ε. . (σημείωση 43 παράγραφος γ)
- € 3.665 πώληση μετοχών της Icap A.E. . (σημείωση 43 παράγραφος ιγ)
- € 140 εκκαθάριση της Γαιογνώμων Α.Ε. (σημείωση 43, παράγραφος ια)
- € 742 επιστροφή κεφαλαίου από την A.L.C. Novelle Investments Ltd.

(4) Η Τράπεζα, από το δεύτερο τρίμηνο του έτους 2006, κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS), αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της στην Alpha Bank London.

Βασικά μεγέθη εταιριών συμμετοχής

α. Θυγατρικές

Υπόλοιπα 31.12.2006

Επωνυμία Επιχείρησης	Έδρα	Ενεργητικό	Ίδια Κεφάλαια	Υποχρεώσεις	Κύκλος Εργασιών 1.1-31.12.2006	Κέρδη προ Φόρων /Ζημία 1.1-31.12.2006	% Συμμετοχή της Τραπέζης 31.12.2006
ΤΡΑΠΕΖΕΣ							
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	738.741	95.274	643.467	31.897	4.029	100,00
2. Alpha Bank Ltd	Κύπρος	3.425.195	244.764	3.180.430	184.446	43.881	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	2.111.916	217.511	1.894.405	129.222	28.784	99,44
4. Alpha Bank AD Skopje	FYROM	86.288	25.777	60.511	6.691	3.193	100,00
5. Alpha Bank Srbija A.D.	Σερβία	484.646	127.981	356.665	36.289	(4.248)	100,00
ΧΡΗΜΑΤΟΔΟΤΙΚΕΣ ΕΤΑΙΡΙΕΣ							
1. Alpha Leasing A.E.	Ελλάδα	1.027.682	275.753	751.929	55.006	11.812	99,67
2. Alpha Leasing Romania S.A.	Ρουμανία	82.278	11.216	71.062	12.726	2.370	62,94
3. ABC Factors AE	Ελλάδα	481.428	60.348	421.080	25.863	8.405	100,00
INVESTMENT BANKING							
1. Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	81.191	51.920	29.271	53.812	14.934	99,62
2. Alpha Finance US Corporation	Η.Π.Α.	816	695	121	1.004	(417)	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	12.834	2.212	10.622	1.425	(11)	45,68
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	28.932	28.668	264	1.371	389	99,42
5. Alpha Group Investments LTD	Κύπρος	160.702	160.696	6	-	(6)	100,00
ASSET MANAGEMENT							
1. Alpha Asset Management A.E.Δ.A.K.	Ελλάδα	55.189	43.410	11.779	66.341	15.438	85,21
ΑΣΦΑΛΙΣΤΙΚΕΣ							
1. Alpha Ασφαλιστικές Πρακτορεύσεις A.E.	Ελλάδα	6.154	5.494	660	6.531	6.498	100,00
2. Alpha Ασφαλιστική Limited	Κύπρος	48.753	6.702	42.051	6.189	2.116	17,95
ΔΙΑΦΟΡΕΣ ΕΤΑΙΡΙΕΣ							
1. Alpha Αστικά Ακίνητα A.E.	Ελλάδα	113.066	108.615	4.451	16.477	8.455	67,30
2. Alpha Group Jersey Ltd	Jersey	933.071	342	932.729	53.232	166	100,00
3. Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E.	Ελλάδα	245.734	103.654	142.080	48.227	2.287	93,25
4. Ιονική Συμμετοχών A.E.	Ελλάδα	344.567	344.510	57	3.062	2.915	100,00
5. Ωκεανός A.T.O.E.E.	Ελλάδα	22.222	18.079	4.143	1.487	850	100,00
6. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	15.208.411	11.814	15.196.597	443.770	16.175	100,00
7. Messana Holdings S.A	Λουξεμβούργο	78	71	7	5	(16)	99,00
8. Ευρυμάθεια A.E.	Ελλάδα	1.647	322	1.325	2.360	161	100,00
9. Καφέ Alpha A.E.	Ελλάδα	59	59	-	-	-	99,00

β. Συγγενείς

Επωνυμία Επιχείρησης	Έδρα	Ίδια Κεφάλαια	Κέρδη προ Φόρων /Ζημία 1.1-31.12.2006	% Συμμετοχή της Τραπέζης 31.12.2006
1. A.L.C. Novelle Investments Ltd	Κύπρος	12.021	(1.105)	33,33
2. ΕΒΙΣΑΚ A.E.	Ελλάδα	2.915	161	27,00
3. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	147	-	50,00

γ. Κοινοπραξίες

1. Cardlink A.E.	Ελλάδα	191	108	50,00
2. APE Fixed Assets A.E.	Ελλάδα	23	(12)	60,10
3. APE Commercial Property A.E.	Ελλάδα	(458)	(489)	60,10

Όπου δεν αναφέρονται ποσά, τα αντίστοιχα μεγέθη κρίνονται επουσιώδη.

19. Επενδύσεις σε ακίνητα

	Οικόπεδα Κτήρια
Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	49.520
Συσσωρευμένες αποσβέσεις	(5.973)
Αναπόσβεστη αξία την 1.1.2005	43.547
1.1.2005-31.12.2005	
Αναπόσβεστη αξία 1.1.2005	43.547
Προσθήκες	143
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	36.546
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	(2.940)
Μεταφορά σε «Πάγια προς πώληση»	(33.463)
α) Αξία κτήσεως	(36.591)
β) Αποσβεσμένα	3.128
Αποσβέσεις περιόδου	(588)
Αναπόσβεστη αξία την 31.12.2005	43.245
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	49.618
Συσσωρευμένες αποσβέσεις	(6.373)
1.1.2006-31.12.2006	
Αναπόσβεστη αξία 1.1.2006	43.245
Προσθήκες	47
Διαθέσεις	(884)
α) Αξία κτήσεως	(1.216)
β) Αποσβεσμένα	332
Αποσβέσεις περιόδου	(402)
Αναπόσβεστη αξία την 31.12.2006	42.006
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	48.449
Συσσωρευμένες αποσβέσεις	(6.443)

Η εύλογη αξία των επενδύσεων σε ακίνητα, όπως αυτή προσδιορίσθηκε από την εταιρία Alpha Αστικά Ακίνητα Α.Ε., δεν διαφέρει από την αντίστοιχη λογιστική τους αξία.

20. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	638.891	8.406	221.442	868.739
Συσσωρευμένες αποσβέσεις	(143.739)	(8.292)	(188.860)	(340.891)
Αναπόσβεστη αξία 1.1.2005	495.152	114	32.582	527.848
1.1.2005 -31.12.2005				
Αναπόσβεστη αξία 1.1.2005	495.152	114	32.582	527.848
Προσθήκες	8.691	-	18.742	27.433
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.		800	2.093	2.893
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.		(270)	(1.902)	(2.172)
Συναλλαγματικές διαφορές	(120)	-	(11)	(131)
α) Αξία κτήσεως	(115)	-	(14)	(129)
β) Αποσβεσμένα	(5)	-	3	(2)
Διαθέσεις	(503)	-	(871)	(1.374)
α) Αξία κτήσεως	(1.337)	-	(3.886)	(5.223)
β) Αποσβεσμένα	834	-	3.015	3.849
Μεταφορά από «Πάγια προς πώληση»	1.703	-	-	1.703
α) Αξία κτήσεως	1.928	-	-	1.928
β) Αποσβεσμένα	(225)	-	-	(225)
Μεταφορά σε άλλη κατηγορία	(5)	0	5	-
α) Αξία κτήσεως	(319)	(7.996)	8.315	-
β) Αποσβεσμένα	314	7.996	(8.310)	-
Αποσβέσεις περιόδου	(12.093)	(324)	(14.272)	(26.689)
Αναπόσβεστη αξία 31.12.2005	492.825	320	36.366	529.511
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	647.739	1.210	246.692	895.641
Συσσωρευμένες αποσβέσεις	(154.914)	(890)	(210.326)	(366.130)
1.1.2006-31.12.2006				
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
Προσθήκες	24.613		25.100	49.713
Συναλλαγματικές διαφορές	(21)	-	(5)	(26)
α) Αξία κτήσεως	(30)	-	(17)	(47)
β) Αποσβεσμένα	9	-	12	21
Διαθέσεις[1]	(7.450)	-	(571)	(8.021)
α) Αξία κτήσεως	(8.371)	-	(2.543)	(10.914)
β) Αποσβεσμένα	921	-	1.972	2.893
Μεταφορά	-	0	0	-
α) Αξία κτήσεως	-	(68)	68	-
β) Αποσβεσμένα	-	68	(68)	-
Αποσβέσεις περιόδου[2]	(12.634)	(120)	(13.787)	(26.541)
Αναπόσβεστη αξία 31.12.2006	497.333	200	47.103	544.636
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	663.951	1.142	269.300	934.393
Συσσωρευμένες αποσβέσεις	(166.618)	(942)	(222.197)	(389.757)

Σημ. (1): Στις διαθέσεις περιλαμβάνεται ποσό € 6.134 που αφορά πάγια του Καταστήματος Βελιγραδίου, το οποίο συγχωνεύθηκε το Μάιο 2006 με την Alpha Bank Srbija A.D.

(2) Στις αποσβέσεις περιόδου δεν περιλαμβάνονται οι αποσβέσεις περιόδου 1.1. – 31.5.2006 των παγίων του Καταστήματος Βελιγραδίου ποσού € 68.

Κατά την 31.12.2006 η Τράπεζα εξέτασε τα παραπάνω ακίνητα για πιθανή απομείωση της αξίας τους και δεν προέκυψε περίπτωση αναγνώρισης σχετικής ζημίας.

21. Υπεραξία και λοιπά άυλα πάγια

Περιλαμβάνονται μόνο λογισμικά προγράμματα (software).

Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	83.954
Συσσωρευμένες αποσβέσεις	(60.845)
Αναπόσβεστη αξία την 1.1.2005	23.109
1.1.2005-31.12.2005	
Αναπόσβεστη αξία 1.1.2005	23.109
Προσθήκες	19.568
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	620
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	(381)
Αποσβέσεις περιόδου	(9.900)
Αναπόσβεστη αξία 31.12.2005	33.016
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	104.142
Συσσωρευμένες αποσβέσεις	(71.126)
1.1.2006-31.12.2006	
Αναπόσβεστη αξία 1.1.2006	33.016
Προσθήκες	22.646
Συναλλαγματικές διαφορές	(3)
α) Αξία κτήσεως	(4)
β) Αποσβεσμένα	1
Διαθέσεις	(99)
α) Αξία κτήσεως	(113)
β) Αποσβεσμένα	14
Αποσβέσεις περιόδου	(13.456)
Αναπόσβεστη αξία 31.12.2006	42.104
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	126.671
Συσσωρευμένες αποσβέσεις	(84.567)

22. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	31.12.2006	31.12.2005
Αναβαλλόμενες φορολογικές απαιτήσεις	261.363	177.936
Αναβαλλόμενες φορολογικές υποχρεώσεις	(137.901)	(19.517)
Σύνολο	123.462	158.419

	1.1.2006 -31.12.2006					
		Αναγνώριση				
		Στην κατάσταση αποτελεσμάτων		Στην Καθαρή Θέση		
	Υπόλοιπο 1.1.2006	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2006
Αποσβέσεις παγίων	24.958	143	(9.405)			15.696
Δάνεια και απαιτήσεις κατά πελατών	2.107	45.751	(53.131)			(5.273)
Αποτίμηση Παραγώγων	5.378	10.920	(22.489)			(6.191)
Λοιπές προβλέψεις	87	550	(2.797)			(2.160)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	4.350	4.825	(6.026)			3.149
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	126.486	696	(1.156)			126.026
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.947)	20.542	(23.380)			(7.785)
Σύνολο	158.419	83.427	(118.384)	-	-	123.462

	1.1.2005 -31.12.2005					
		Αναγνώριση				
		Στην κατάσταση αποτελεσμάτων		Στην Καθαρή Θέση		
	Υπόλοιπο 1.1.2005	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2005
Αποσβέσεις παγίων	36.297	-	(11.726)	387	-	24.958
Δάνεια και απαιτήσεις κατά πελατών	238	5.387	(5.158)	1.640		2.107
Αποτίμηση Παραγώγων	429	8.771	(3.822)			5.378
Λοιπές προβλέψεις	88	54	(34)	-	(21)	87
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	6.180	167	(1.997)	-	-	4.350
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	127.585	118	(1.217)	-	-	126.486
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(233)	1.012	(5.726)	-	-	(4.947)
Σύνολο	170.584	15.509	(29.680)	2.027	(21)	158.419

23. Λοιπά στοιχεία ενεργητικού

	31.12.2006	31.12.2005
Προπληρωθέντα έξοδα	8.912	3.762
Έσοδα εισπρακτέα	3.436	2.930
Προκαταβεβλημένοι και παρακρατημένοι φόροι	159.506	88.507
Προκαταβολές προσωπικού	7.601	8.027
Λοιπά	50.370	40.188
Σύνολο	229.825	143.414

24. Στοιχεία ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2005-31.12.2005			
Υπόλοιπο την 1.1.2005	32.002	617	32.619
Προσθήκες	9.006	20	9.026
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	21.175	-	21.175
Διαθέσεις	(6.034)	(52)	(6.086)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(1.703)	-	(1.703)
Μεταφορά από «Επενδύσεις σε ακίνητα»	33.463	-	33.463
Υπόλοιπο την 31.12.2005	**87.909**	**585**	**88.494**
1.1.2006-31.12.2006			
Υπόλοιπο την 1.1.2006	87.909	585	88.494
Προσθήκες	8.057	555	8.612
Διαθέσεις	(4.042)	(551)	(4.593)
Υπόλοιπο την 31.12.2006	**91.924**	**589**	**92.513**

β. Συμμετοχές

Υπόλοιπο την 31.12.2005	1.755
1.1.2006-31.12.2006	
Υπόλοιπο την 1.1.2006	1.755
Μειώσεις (σημείωση 43, παράγραφος β)	(1.755)
Υπόλοιπο την 31.12.2006	-

Υποχρεώσεις

25. Υποχρεώσεις προς πιστωτικά ιδρύματα

	31.12.2006	31.12.2005
Όψεως	90.143	55.718
Προθεσμίας	1.897.154	1.711.658
Από πράξεις προσωρινής εκχωρήσεως (Repos)	5.234.820	6.832.990
Σύνολο	**7.222.117**	**8.600.366**

26. Υποχρεώσεις προς πελάτες

	31.12.2006	31.12.2005
Όψεως	5.655.696	5.481.435
Ταμιευτηρίου	9.588.327	9.652.069
Προθεσμίας:		
- Synthetic Swaps	414.796	357.627
- Λοιπές	4.150.358	2.887.928
Από πράξεις προσωρινής εκχωρήσεως (Repos)	376.118	738.018
	20.185.295	19.117.077
Επιταγές πληρωτέες	187.248	184.569
Σύνολο	**20.372.543**	**19.301.646**

27. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Η Τράπεζα για την απρόσκοπτη και αποτελεσματική χρηματοδότηση των δραστηριοτήτων της, έχει διευρύνει σημαντικά τις πηγές και τα μέσα αντλήσεως κεφαλαίων, με τρόπο που να επιτυγχάνει:

α) φθηνή χρηματοδότηση,

β) μακροπρόθεσμο δανεισμό και

γ) ισχυροποίηση του δείκτη κεφαλαιακής επάρκειας.

Έτσι, στα πλαίσια αυτά εξέδωσε:

i) Κοινά ομολογιακά δάνεια (senior debt)

ii) Ομολογιακά δάνεια μειωμένης εξασφαλίσεως (subordinated debt)

Τα δάνεια αυτά λέγονται μειωμένης εξασφαλίσεως, γιατί οι ομολογιούχοι δανειστές, σε περίπτωση αναγκαστικής εκτέλεσης, ικανοποιούνται μετά τους κατόχους των κοινών ομολογιακών τίτλων.

Έχουν αρχική λήξη 10 ετών, με δικαίωμα πρώτης ανάκλησης μετά από την παρέλευση 5 ετών. Επαυξάνουν τα εποπτικά κεφάλαια.

iii) Υβριδικούς τίτλους με ή χωρίς ρήτρα επαύξησης επιτοκίου (step-up)

Λέγονται υβριδικοί τίτλοι γιατί συνδυάζουν χαρακτηριστικά χρέους και Καθαρής Θέσεως. Είναι αόριστης διάρκειας και προσφέρονται για μακροπρόθεσμο δανεισμό. Μπορούν να ανακληθούν μετά την παρέλευση 10 ετών.

	31.12.2006	31.12.2005
Κοινά ομολογιακά δάνεια		
€ λήξεως 2006	-	2.519.937
€ λήξεως 2007 με δικαίωμα ανακλήσεως το 2006	-	7.126
€ λήξεως 2007	1.013.483	901.444
US $ 5 εκατ. λήξεως 2007	3.718	-
HKD 100 εκατ. λήξεως 2007	9.853	11.027
€ λήξεως 2008	1.012.316	507.260
US $ 10 εκατ. λήξεως 2008 με δικαίωμα ανακλήσεως το 2006	-	8.052
US $ 10 εκατ. λήξεως 2008 με δικαίωμα ανακλήσεως το 2007	7.294	-
€ λήξεως 2009	1.886.109	710.405
€ λήξεως 2009 με δικαίωμα ανακλήσεως το 2007	107.972	-

	31.12.2006	31.12.2005
CZK 1.500 εκατ. λήξεως 2009	54.423	51.511
US $ 11 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2006	-	8.960
US $ 11 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2007	8.121	-
US $ 5 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2006	-	4.027
US $ 5 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2007	3.693	-
HKD 50 εκατ. λήξεως 2009	4.913	5.497
€ λήξεως 2010	1.174.227	924.947
€ λήξεως 2010 με δικαίωμα ανακλήσεως το 2006	-	56.600
€ λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	2.539.026	2.502.060
US $ 7 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2006	-	5.366
US $ 7 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	4.611	-
US $ 50 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	38.118	42.521
€ λήξεως 2011	458.117	15.439
CZK 700 εκατ. λήξεως 2011	25.364	-
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2006	-	22.843
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2007	21.802	-
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2008	4.005.836	-
€ λήξεως 2012	315.821	316.104
€ λήξεως 2012 με δικαίωμα ανακλήσεως το 2006	-	9.353
€ λήξεως 2012 με δικαίωμα ανακλήσεως το 2007	55.678	-
€ λήξεως 2013	319.262	19.341
€ λήξεως 2015	12.042	12.360
US $ 3 εκατ. λήξεως 2016	2.242	-
€ λήξεως 2021	81.903	-
Σύνολο	**13.165.944**	**8.662.180**

Η πλειονότητα των κοινών ομολογιακών δανείων φέρει κυμαινόμενο επιτόκιο EURIBOR με περιθώριο από -10 μονάδες βάσης έως και +50 μονάδες βάσης, το οποίο είναι συνάρτηση της ημερομηνίας έναρξης και της ληκτότητας του ομολόγου.

Δάνεια μειωμένης εξασφαλίσεως		
€ λήξεως 2012 δικαίωμα ανακλήσεως το 2007	326.033	325.817
€ λήξεως 2013 με δικαίωμα ανακλήσεως το 2008	352.098	351.570
€ λήξεως 2014 με δικαίωμα ανακλήσεως το 2009	201.648	201.115
JPY 30 δισ. με δικαίωμα ανακλήσεως το 2015	181.229	203.706
Σύνολο	**1.061.008**	**1.082.208**

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2012 καθορίζεται ως τρίμηνο Euribor πλέον περιθωρίου 90 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 220 μονάδες βάσης σε περίπτωση μη ανακλήσεως τους.

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2013 προσδιορίζεται ως τρίμηνο Euribor πλέον περιθωρίου από 65 έως 90 μονάδες βάσης μέχρι την ημερομηνία ανακλήσεως τους και επαυξάνεται σε 195 έως και 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.

Το επιτόκιο του δανείου μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2014 καθορίζεται ως τρίμηνο Euribor πλέον 60 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς του και πλέον 190 μονάδων βάσης σε περίπτωση μη ανακλήσεως.

Ο τίτλος μειωμένης εξασφαλίσεως σε JPY με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει σταθερό επιτόκιο 2,94%.

Υβριδικοί τίτλοι		
€ αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2012	301.485	301.224
€ αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2015	619.883	620.149
Σύνολο	**921.368**	**921.373**
Γενικό Σύνολο	**15.148.320**	**10.665.761**

Το επιτόκιο του υβριδικού τίτλου με πρώτη ημερομηνία ανακλήσεως το 2012 καθορίζεται ως τρίμηνο EURIBOR πλέον 265 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεως και πλέον 397,5 μονάδων βάσης σε περίπτωση μη ανακλήσεως.
Το επιτόκιο του υβριδικού τίτλου με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει ετήσιο σταθερό επιτόκιο 6% για τα πρώτα 5 έτη και εν συνεχεία καθορίζεται ετησίως ως το τετραπλάσιο της διαφοράς του δεκαετούς CMS από το διετές CMS με κατώτατο όριο το 3,25% και ανώτερο το 10%.

28. Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους

	31.12.2006	31.12.2005
Για τρέχοντα φόρο εισοδήματος	95.653	75.366
Για λοιπούς φόρους	14.449	12.333
Σύνολο	110.102	87.699

29. Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους

Τα συνολικά μεγέθη, που αναγνωρίσθηκαν στις οικονομικές καταστάσεις, για τις υποχρεώσεις καθορισμένων παροχών παρουσιάζονται στον κάτωθι πίνακα:

	Ισολογισμός 31.12.2006	Αποτελέσματα χρήσεως 1.1.-31.12.2006 (Σημείωση 7)	Ισολογισμός 31.12.2005	Αποτελέσματα χρήσεως 1.1.-31.12.2005 (Σημείωση 7)
ΤΑΠ	517.772	45.509	518.749	43.693
ΤΑΠΙΛΤ	(4.461)	491	(4.952)	471
Σύνολο	513.311	46.000	513.797	44.164

Το ποσό της υποχρέωσης του Ισολογισμού και των αποτελεσμάτων αναλύεται παρακάτω ανά ταμείο.

α) Ταμείο Αλληλοβοήθειας Προσωπικού (ΤΑΠ) της πρώην Alpha Τραπέζης Πίστεως

Το Ταμείο Αλληλοβοήθειας Προσωπικού (ΤΑΠ) χορηγεί συντάξεις και εφάπαξ παροχές στο προσωπικό της Τραπέζης που προέρχεται από την πρώην Alpha Τράπεζα Πίστεως.

Η Τράπεζα ενισχύει με έκτακτες εισφορές το ΤΑΠ προκειμένου να καλυφθούν οι παροχές προς τους ασφαλισμένους του. Οι εισφορές αυτές προσδιορίζονται με βάση τα αποτελέσματα αναλογιστικής μελέτης.

Η διοίκηση της Τραπέζης υπέβαλε την 21.11.2006 αίτηση υπαγωγής του προσωπικού της στο ΕΤΑΤ, στα πλαίσια του Ν. 3371/2005. Η εκπόνηση των σχετικών αναλογιστικών μελετών για τον προσδιορισμό της εισφοράς προς τα ταμεία ΙΚΑ-ΕΤΕΑΜ και ΕΤΑΤ βρίσκεται σε εξέλιξη. Το ποσό που θα προκύψει εκτιμάται ότι δεν θα διαφοροποιήσει ουσιωδώς την ήδη αναγνωρισθείσα υποχρέωση.

Τα ποσά που αναγνωρίζονται στον ισολογισμό έχουν ως εξής:

	31.12.2006	31.12.2005
Παρούσα αξία δεδουλευμένων υποχρεώσεων	733.802	717.448
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(165.051)	(149.392)
	568.751	568.056
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(50.979)	(49.307)
Υποχρέωση στον ισολογισμό	517.772	518.749

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως 31.12.2006	Από 1 Ιανουαρίου έως 31.12.2005
Τρέχον κόστος υπηρεσίας	13.644	13.100
Κόστος επιτοκίου	38.980	37.425
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(7.115)	(6.832)
Σύνολο (το οποίο περιλαμβάνεται στις αμοιβές προσωπικού)	45.509	43.693

Η μεταβολή στην υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2005	**522.352**
Δεδουλευμένο έξοδο	43.693
Καταβληθείσες εισφορές	(47.296)
Υπόλοιπο την 31.12.2005	**518.749**
Υπόλοιπο την 1.1.2006	**518.749**
Δεδουλευμένο έξοδο	45.509
Καταβληθείσες εισφορές	(46.486)
Υπόλοιπο την 31.12.2006	**517.772**

Η επιμέρους μεταβολή στην παρούσα αξία των δεδουλευμένων παροχών προέκυψε ως εξής:

	2006	2005
Υπόλοιπο ενάρξεως χρήσεως	**717.448**	**698.796**
Τρέχον κόστος υπηρεσίας	13.644	13.100
Κόστος επιτοκίου	38.980	37.425
Εισφορές εργαζομένων	4.050	4.167
Καταβληθείσες παροχές	(40.245)	(35.980)
Έξοδα	(75)	(60)
Υπόλοιπο τέλους χρήσεως	**733.802**	**717.448**

Η επιμέρους μεταβολή στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψε ως εξής:

	2006	2005
Υπόλοιπο ενάρξεως χρήσεως	**149.392**	**131.438**
Αναμενόμενη απόδοση	7.115	6.832
Εισφορά Τραπέζης	46.486	47.296
Εισφορές εργαζομένων	4.050	4.167
Καταβληθείσες παροχές	(40.245)	(35.980)
Έξοδα	(75)	(60)
Αναλογιστικές ζημίες	(1.672)	(4.301)
Υπόλοιπο τέλους χρήσεως	**165.051**	**149.392**

Στα περιουσιακά στοιχεία του ταμείου περιλαμβάνονται τοποθετήσεις στην Alpha Bank ύψους € 3,4 εκατ., απαιτήσεις από Alpha Bank ποσού € 42,5 εκατ., ομόλογα Alpha Credit Group plc ποσού € 106,8 εκατ. και μετοχές Alpha Bank αξίας € 10,8 εκατ.

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2006	31.12.2005
Επιτόκιο προεξόφλησης	5,5%	5,5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5,5%	5,5%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%
Μελλοντικές αυξήσεις συντάξεων	2,5%	2,5%

β) Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας)

Το Ταμείο Ασφαλίσεως Προσωπικού Ιονικής και Λαϊκής Τραπέζης (ΤΑΠΙΛΤ - Κλάδος Πρόνοιας) χορηγεί εφάπαξ παροχές στο προσωπικό της Τραπέζης που προέρχεται από την πρώην Ιονική Τράπεζα.

Η Τράπεζα έχει εγγυηθεί την κάλυψη των ελλειμμάτων του Ταμείου αυτού μέχρι την αποχώρηση του τελευταίου εργαζομένου, με τους όρους του καταστατικού του όπως ισχύει σήμερα.

Τα ποσά που αναγνωρίζονται στον Ισολογισμό έχουν ως εξής:

	31.12.2006	31.12.2005
Παρούσα αξία δεδουλευμένων υποχρεώσεων	63.458	59.743
Εύλογη αξία των περιουσιακών στοιχείων του Ταμείου	(61.202)	(58.068)
	2.256	**1.675**
Μη αναγνωρισθείσες αναλογιστικές ζημίες	(6.717)	(6.627)
Υποχρέωση στον ισολογισμό	**(4.461)**	**(4.952)**

Τα ποσά που αναγνωρίζονται στα αποτελέσματα χρήσεως έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.12.2006	31.12.2005
Τρέχον κόστος υπηρεσίας	449	430
Κόστος επιτοκίου	2.752	2.641
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	(2.766)	(2.654)
Αναλογιστικές ζημίες που αναγνωρίσθηκαν κατά τη διάρκεια της περιόδου	56	54
Σύνολο		
(το οποίο περιλαμβάνεται στις αμοιβές και έξοδα προσωπικού)	491	471

Η υποχρέωση προέκυψε ως εξής:

Υπόλοιπο την 1.1.2005	**(5.423)**
Δεδουλευμένο έξοδο	471
Καταβληθείσες εισφορές	-
Υπόλοιπο την 31.12.2005	**(4.952)**
Υπόλοιπο την 1.1.2006	**(4.952)**
Δεδουλευμένο έξοδο	491
Καταβληθείσες εισφορές	-
Υπόλοιπο την 31.12.2006	**(4.461)**

Οι μεταβολές στην παρούσα αξία των δεδουλευμένων παροχών προέκυψαν ως εξής:

	2006	2005
Υπόλοιπο ενάρξεως χρήσεως	**59.743**	**56.618**
Τρέχον κόστος υπηρεσίας	449	430
Κόστος επιτοκίου	2.752	2.641
Εισφορές εργαζομένων	2.442	2.449
Καταβληθείσες παροχές	(1.602)	(2.315)
Έξοδα	(326)	(80)
Υπόλοιπο τέλους χρήσεως	**63.458**	**59.743**

Οι μεταβολές στην εύλογη αξία των περιουσιακών στοιχείων του ταμείου προέκυψαν ως εξής:

	2006	2005
Υπόλοιπο ενάρξεως χρήσεως	**58.068**	**55.641**
Αναμενόμενη απόδοση	2.766	2.654
Εισφορές εργαζομένων	2.442	2.449
Καταβληθείσες παροχές	(1.602)	(2.315)
Έξοδα	(326)	(80)
Αναλογιστικές ζημίες	(146)	(281)
Υπόλοιπο τέλους χρήσεως	**61.202**	**58.068**

Η σύνθεση των περιουσιακών στοιχείων του Ταμείου έχει ως εξής:

Είδος επένδυσης	**Περιουσία ΤΑΠΙΛΤ**
Ακίνητα	761
Μετοχές	4.795
Αμοιβαία Κεφάλαια	184
Διαθέσιμα	55.462
Σύνολο	**61.202**

Στο χαρτοφυλάκιο μετοχών συμπεριλαμβάνονται μετοχές Alpha Bank αξίας € 3,7 εκατ. και καταθέσεις στην Alpha Bank αξίας € 0,6 εκατ.

Οι βασικές αναλογιστικές υποθέσεις που χρησιμοποιήθηκαν ήταν οι εξής:

	31.12.2006	31.12.2005
Επιτόκιο προεξόφλησης	5%	5%
Αναμενόμενη απόδοση των περιουσιακών στοιχείων του Ταμείου	5%	5%
Μελλοντικές αυξήσεις μισθών	3,5%	3,5%

30. Λοιπές υποχρεώσεις

	31.12.2006	31.12.2005
Προμηθευτές	74.615	74.408
Έσοδα επομένων χρήσεων	30.495	50.554
Δεδουλευμένα έξοδα	26.846	24.498
Κρατήσεις και εισφορές υπέρ τρίτων	209.948	179.412
Υποχρεώσεις από πιστωτικές κάρτες	207.517	210.984
Λοιπά	34.937	26.907
Σύνολο	**584.358**	**566.763**

31. Προβλέψεις

Υπόλοιπο 1.1.2005	**2.337**
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	426
Χρησιμοποιηθείσες προβλέψεις	(1.135)
Υπόλοιπο 31 Δεκεμβρίου 2005	**1.628**
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 9)	14.946
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	1.469
Χρησιμοποιηθείσες προβλέψεις	(142)
Υπόλοιπο 31.12.2006	**17.901**

Το ποσό των λοιπών προβλέψεων σε βάρος των αποτελεσμάτων συμπεριλαμβάνεται στο λογαριασμό «Λοιπά έξοδα» της καταστάσεως αποτελεσμάτων.

32. Μετοχικό κεφάλαιο

	Αριθμός μετοχών	Καταβεβλημένο Μετοχικό κεφάλαιο
Υπόλοιπο έναρξης (1 Ιανουαρίου 2005)	235.105.567	1.274.272
Εξαγορά του 61,24% της Δέλτα Singular Α.Ε.Π.	7.564.106	23.449
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	-	562
Κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 5	48.533.935	157.735
Υπόλοιπο 31 Δεκεμβρίου 2005	**291.203.608**	**1.456.018**
Κεφαλαιοποίηση φορολογηθέντων κερδών προηγουμένων χρήσεων για δωρεάν διανομή 4 μετοχών για κάθε 10 παλαιές, μείωση της ονομαστικής αξίας της μετοχής από € 5 σε € 3,90	116.481.444	133.954
Εξάσκηση δικαιωμάτων προαιρέσεως έτους 2003	336.950	1.314
Υπόλοιπο 31 Δεκεμβρίου 2006	**408.022.002**	**1.591.286**

Ο συνολικός αριθμός των κοινών ονομαστικών μετοχών στις 31 Δεκεμβρίου 2006 ανέρχεται σε 408.022.002 (31.12.2005: 291.203.608) ονομαστικής αξίας € 3,90 ανά μετοχή (31.12.2005: € 5,00 ανά μετοχή).

Κάθε μετοχή δίνει δικαίωμα μίας ψήφου στις συνελεύσεις των μετόχων της Τραπέζης.

Η Τράπεζα την 31.12.2006 κατείχε 801.719 ίδιες μετοχές. Περισσότερες πληροφορίες αναφέρονται στη σημείωση 36.

Λεπτομέρειες για τα παρεχόμενα, από την Τράπεζα στα στελέχη της, δικαιώματα προαιρέσεως επί μετοχών της αναφέρονται στη σημείωση 42.

Η δεύτερη, εξ' αναβολής, Επαναληπτική Γενική Συνέλευση των μετόχων της 6ης Ιουνίου 2006, ενέκρινε την εκχώρηση, κατ' άρθρο 13 παρ. 1 εδαφ. β' και γ' κ.ν. 2190/1920, εξουσίας από τη Γενική Συνέλευση προς το Διοικητικό Συμβούλιο της Τραπέζης όπως, κατά την επόμενη τετραετία αυξάνει το μετοχικό κεφάλαιο μέχρι του ποσού που είναι καταβεβλημένο κατά την ημερομηνία χορηγήσεως της ανωτέρω εξουσίας. Σημειώνεται ότι δεν προτάθηκε η εξάντληση της πενταετίας, ώστε η λήξη της διάρκειας εκχωρήσεως της εν λόγω εξουσίας να συμπέσει με τη λήξη της θητείας του παρόντος Διοικητικού Συμβουλίου.

33. Διαφορά από έκδοση μετοχών υπέρ το άρτιο

Υπόλοιπο έναρξης (1 Ιανουαρίου 2005)	-
Εξαγορά του 61,24% της Δέλτα Singular Α.Ε.Π.	125.685
Υπόλοιπο 31 Δεκεμβρίου 2005	**125.685**
Διαφορά εξασκηθέντων δικαιωμάτων προαιρέσεως έτους 2003	2.276
Υπόλοιπο 31 Δεκεμβρίου 2006	**127.961**

34. Αποθεματικά

Τα υπόλοιπα των επιμέρους αποθεματικών έχουν ως εξής:

	31.12.2006	31.12.2005
Τακτικό αποθεματικό	282.780	245.000
Αποθεματικό διαθέσιμου προς πώληση χαρτοφυλακίου	(80.917)	(27.685)
Ειδικό αποθεματικό (από αποτίμηση stock options)	5.990	3.108
Σύνολο	**207.853**	**220.423**

Όπως προβλέπει το άρθρο 25 του Καταστατικού της Τραπέζης, από τα καθαρά κέρδη κάθε χρήσεως αφαιρείται ετησίως το 10% για το σχηματισμό τακτικού αποθεματικού, το οποίο χρησιμοποιείται αποκλειστικά για την κάλυψη του τυχόν χρεωστικού υπολοίπου του λογαριασμού «Αποτελέσματα εις νέον». Ο σχηματισμός του τακτικού αποθεματικού παύει να είναι υποχρεωτικός, όταν το υπόλοιπό του φθάσει στο ήμισυ του μετοχικού κεφαλαίου.

35. Αποτελέσματα εις νέον

Στο λογαριασμό αυτό περιλαμβάνονται και αφορολόγητα αποθεματικά, που σχηματίσθηκαν από κέρδη εκ πωλήσεων χρεογράφων εισηγμένων στο χρηματιστήριο, καθώς και από αφορολόγητα έσοδα που δεν διανεμήθηκαν και προέκυψαν μετά την 1.1.2006. Τα αποθεματικά αυτά δεν πρόκειται να διανεμηθούν στο άμεσο μέλλον και ως εκ τούτου δεν υπολογίσθηκε αναβαλλόμενος φόρος, σύμφωνα με τα οριζόμενα στο Δ.Λ.Π. 12.

Αφορολόγητα αποθεματικά, που είχαν σχηματισθεί μέχρι και την 31.12.2005, φορολογήθηκαν στη χρήση 2006 σύμφωνα με το Ν. 3513/2006 (σημείωση 10.2) και μπορούν να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία περαιτέρω φορολογική επιβάρυνση.

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που πραγματοποιήθηκε στις 18 Απριλίου 2006, ενέκρινε την καταβολή μερίσματος χρήσεως 2005 € 0,84 ανά μετοχή. Έτσι την 31.12.2006 το συνολικό μέρισμα ύψους € 237.556 έχει αφαιρεθεί από το λογαριασμό «Αποτελέσματα εις νέον».

Με βάση την Ελληνική Εμπορική Νομοθεσία, οι ανώνυμες εταιρίες υποχρεούνται στην ετήσια καταβολή μερίσματος. Συγκεκριμένα, είναι υποχρεωμένες να διανέμουν στους μετόχους τους τουλάχιστον το 35% των καθαρών κερδών, μετά την αφαίρεση του τακτικού αποθεματικού, εφόσον το ποσό αυτό είναι μεγαλύτερο από το πρώτο μέρισμα, το οποίο, βάσει των διατάξεων της παραγράφου 2 του άρθρου 45 του Ν. 2190/1920, υποχρεούται να διανείμει η ανώνυμη εταιρία και που ανέρχεται σε ποσοστό 6% επί του καταβεβλημένου μετοχικού κεφαλαίου.

Παρέκκλιση από τα ανωτέρω ισχύοντα, είναι δυνατή σε περίπτωση εγκρίσεως από τη Γενική Συνέλευση των Μετόχων.

Τα διανεμόμενα μερίσματα φορολογούνται στο όνομα της εταιρίας και έτσι δεν διενεργείται καμία κράτηση κατά την καταβολή τους στους μετόχους.

Για τη χρήση που έληξε την 31 Δεκεμβρίου 2006 το Διοικητικό Συμβούλιο της Τραπέζης θα προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων τη διανομή μερίσματος € 0,75 ανά μετοχή, έναντι αναπροσαρμοσμένου € 0,60 της χρήσεως 2005.

36. Ίδιες μετοχές

Η Τράπεζα, δυνάμει των αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη μέχρι την 31.12.2005 σε αγορά 8.398.426 ιδίων μετοχών που αντιστοιχούσαν σε ποσοστό 2,88% του μετοχικού κεφαλαίου.

Στη χρήση 2006, δυνάμει αποφάσεως της από 18.4.2006 Τακτικής Γενικής Συνελεύσεως των μετόχων, η Τράπεζα αγόρασε 10.293.923 ίδιες μετοχές συνολικού κόστους € 209.730 (ήτοι € 20,37 ανά μετοχή). Οι εν λόγω μετοχές αντιπροσωπεύουν ποσοστό 2,52% του υφισταμένου μετοχικού κεφαλαίου, έναντι αρχικής εγκρίσεως, από τη Γενική Συνέλευση, για αγορά έως 3%. Επιπλέον αποκτήθηκαν 3.359.370 μετοχές από τη δωρεάν διανομή στους μετόχους, με αναλογία 4 μετοχές για κάθε 10 παλαιές.

Την 5 Δεκεμβρίου 2006, μέσω διαδικασίας συνοπτικού βιβλίου προσφορών, η Τράπεζα προέβη σε πώληση 21.250.000 ιδίων μετοχών που αντιπροσώπευαν το 5,2% του μετοχικού της κεφαλαίου, εκ του αποθέματος ιδίων μετοχών που σχηματίσθηκε κατόπιν αγορών κατά τα έτη 2004, 2005 και μέρους του 2006 (έως και 6.11.2006) με τιμή € 22,75 ανά μετοχή. Το καθαρό εισπραχθέν ποσό ανήλθε σε € 475.997.

Τα κέρδη από την πώληση των ιδίων μετοχών ανήλθαν σε € 92.604 και καταχωρήθηκαν απευθείας στο λογαριασμό της Καθαρής Θέσεως «Αποτελέσματα εις νέον».

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 31.12.2006 ανήλθε σε 801.719 συνολικού κόστους € 14.465 (ήτοι € 18,04 ανά μετοχή).

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

Alpha Bank	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 1.1.2006	8.398.426	188.128	
Δωρεάν Μετοχές (4/10)	3.359.370	-	
Αγορές 1.1-31.12.2006	10.293.923	209.730	
Πωλήσεις Δεκεμβρίου 2006	(21.250.000)	(383.393)	
Υπόλοιπο 31.12.2006	**801.719**	**14.465**	**0,20%**

37. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Τον Δεκέμβριο του 2006 ολοκληρώθηκε ο φορολογικός έλεγχος της Τραπέζης για τις χρήσεις 2003 έως και 2005.

Επειδή ο φορολογικός έλεγχος δεν αναγνώρισε την παραγωγικότητα ορισμένων δαπανών, επιβλήθηκαν πρόσθετοι φόροι που ανήλθαν στο ποσό των € 10.563 για τις τρεις ελεγχόμενες χρήσεις.

γ) Λειτουργικές μισθώσεις

- *Η* Τράπεζα *ως μισθώτρια*

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.

Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανέωσης ή παράτασης βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων.

Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	31.12.2006	31.12.2005
- εντός ενός έτους	22.601	20.675
- πέραν του έτους και μέχρι πέντε έτη	68.187	60.747
- πέραν των πέντε ετών	41.503	34.941
Σύνολο	**132.291**	**116.363**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το 2006 ανήλθαν σε € 23.552 (2005: € 21.357) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

- Η Τράπεζα ως εκμισθώτρια

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του Ομίλου και τρίτους.

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.12.2006	31.12.2005
- εντός ενός έτους	2.945	2.718
- πέραν του έτους και μέχρι πέντε έτη	8.988	9.356
- πέραν των πέντε ετών	4.805	5.202
Σύνολο	**16.738**	**17.276**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το 2006 ανήλθαν σε € 2.999 (2005 : € 2.760) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) Εκτός ισολογισμού υποχρεώσεις

	31.12.2006	31.12.2005
Εγγυητικές επιστολές	4.325.763	3.627.622
Ενέγγυες πιστώσεις	223.582	212.879
Μη αντληθέντα πιστωτικά όρια	13.709.879	11.794.929
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	15.143.455	10.640.897
Σύνολο	**33.402.679**	**26.276.327**

ε) Δεσμεύσεις στοιχείων ενεργητικού

	31.12.2006	31.12.2005
Αξιόγραφα προερχόμενα από Reverse Repos	-	420.000
Αξιόγραφα επενδυτικού χαρτοφυλακίου	585.000	165.000
Σύνολο	**585.000**	**585.000**

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

38. Πληροφόρηση κατά τομέα

α. *Ανάλυση κατά επιχειρηματικό τομέα*

Ποσά σε εκατ. Ευρώ

31.12.2006	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	1.140,9	847,4	229,9	2,9	44,7	16,0	-
Προμήθειες	292,4	143,4	83,3	47,0	15,7	3,0	-
Λοιπά έσοδα	189,5	11,2	2,7	0,9	(14,1)	0,9	187,9
Σύνολο εσόδων	**1.622,8**	**1.002,0**	**315,9**	**50,8**	**46,3**	**19,9**	**187,9**
Έξοδα	(687,3)	(507,8)	(90,7)	(27,9)	(18,8)	(11,5)	(30,6)
Απομειώσεις	(219,5)	(166,0)	(53,5)	-	-	-	-
Κέρδη προ φόρων	**716,0**	**328,2**	**171,7**	**22,9**	**27,5**	**8,4**	**157,3**
Ενεργητικό	46.768,6	15.325,5	14.678,5	157,5	14.272,5	406,1	1.928,5
Υποχρεώσεις	44.332,8	24.699,8	2.276,0	772,2	13.915,9	406,6	2.262,3
Κεφαλαιακές δαπάνες (Σημειώσεις 19,20,21,24)	81,0	62,7	11,2	3,4	2,3	1,4	-
Αποσβέσεις	40,4	30,0	6,6	0,9	0,4	2,5	-

31.12.2005	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	982,2	711,0	216,2	2,0	39,7	13,3	-
Προμήθειες	248,6	119,2	84,3	33,0	9,5	2,6	-
Λοιπά έσοδα	83,3	10,0	2,2	2,6	(3,5)	1,8	70,2
Σύνολο εσόδων	**1.314,1**	**840,2**	**302,7**	**37,6**	**45,7**	**17,7**	**70,2**
Έξοδα	(615,2)	(451,2)	(85,0)	(21,1)	(14,0)	(9,4)	(34,5)
Απομειώσεις	(231,5)	(139,1)	(92,4)	-	-	-	-
Κέρδη προ φόρων	**467,4**	**249,9**	**125,3**	**16,5**	**31,7**	**8,3**	**35,7**
Ενεργητικό	41.849,2	13.881,9	12.220,0	87,9	13.544,6	322,3	1.792,5
Υποχρεώσεις	39.897,8	22.454,8	1.855,2	478,0	12.673,2	276,9	2.159,7
Κεφαλαιακές δαπάνες (Σημειώσεις 19,20,21)	47,1	36,6	6,9	1,7	1,1	0,8	-
Αποσβέσεις	37,2	28,9	5,7	0,6	0,4	1,6	-

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.

Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank της Τραπέζης.

Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.).

v. Ν.Α. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά

Στον τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

β. *Ανάλυση κατά γεωγραφικό τομέα*

(Ποσά σε εκατ. Ευρώ)

	31.12.2006		
	Τράπεζα	**Ελλάδα**	**Λοιπές χώρες**
Τόκοι	1.140,9	1.122,7	18,2
Προμήθειες	292,4	283,0	9,4
Λοιπά έσοδα και χρηματοοικονομικά	189,5	188,5	1,0
Σύνολο εσόδων	**1.622,8**	**1.594,2**	**28,6**
Έξοδα	(687,3)	(673,9)	(13,4)
Απομειώσεις	(219,5)	(219,5)	-
Κέρδη προ φόρων	**716,0**	**700,8**	**15,2**
Ενεργητικό	46.768,6	44.126,4	2.642,2

(Ποσά σε εκατ. Ευρώ)

	31.12.2005		
	Τράπεζα	**Ελλάδα**	**Λοιπές χώρες**
Τόκοι	982,2	967,9	14,3
Προμήθειες	248,6	239,8	8,8
Λοιπά έσοδα	83,3	81,5	1,8
Σύνολο εσόδων	**1.314,1**	**1.289,2**	**24,9**
Έξοδα	(615,2)	(603,7)	(11,5)
Απομειώσεις	(231,5)	(231,5)	-
Κέρδη προ φόρων	**467,4**	**454,0**	**13,4**
Ενεργητικό	41.849,2	40.236,1	1.613,1

39. Διαχείριση κινδύνων

39.1 Κίνδυνος αγοράς

Κίνδυνος αγοράς είναι ο κίνδυνος ζημίας που προκύπτει από δυσμενείς εξελίξεις στην τιμή ή στη μεταβλητότητα που παρατηρούνται στις αγορές επιτοκίων, συναλλάγματος, μετοχών και εμπορευμάτων. Ζημίες είναι δυνατόν να προκύψουν και από το χαρτοφυλάκιο συναλλαγών και κατά τη διαχείριση των στοιχείων Ενεργητικού – Παθητικού.

Ο κίνδυνος αγοράς του χαρτοφυλακίου συναλλαγών μετράται, με τον υπολογισμό της Αξίας σε Κίνδυνο (Value at Risk – VaR). Η μεθοδολογία υπολογισμού της Αξίας σε Κίνδυνο που χρησιμοποιείται είναι η μέθοδος της ιστορικής προσομοιώσεως. Η Τράπεζα χρησιμοποιεί περίοδο διακρατήσεως μίας και δέκα ημερών, ανάλογα με τον χρόνο που απαιτείται για τη ρευστοποίηση του χαρτοφυλακίου.

Για το έτος 2006 χρησιμοποιήθηκε περίοδος μεταβλητότητας δύο ετών και διάστημα εμπιστοσύνης 99%.
Κατά τη διάρκεια του έτους 2006, η μέση Αξία σε Κίνδυνο 10 ημερών για το χαρτοφυλάκιο συναλλαγών της Τραπέζης ήταν € 6,2 εκατ., με μέγιστη και ελάχιστη τιμή € 16 εκατ. (17.05.2006) και € 1,3 εκατ. (21.06.2006) αντίστοιχα.

Για την 31.12.2005 τα αντίστοιχα στοιχεία έχουν ως εξής:
- μέση Αξία σε Κίνδυνο 10 ημερών € 18,2 εκατ.,
- μέγιστη και ελάχιστη τιμή € 51,7 εκατ. (18.11.2005) και € 3 εκατ. (23.06.2005) αντίστοιχα
- αξία σε Κίνδυνο 10 ημερών συνολικά για την Τράπεζα, συμπεριλαμβανομένων και των συμμετοχών, € 13,1 εκατ.

Για τη μέτρηση του κινδύνου αγοράς του χαρτοφυλακίου συναλλαγών, συμπληρωματικά με τον υπολογισμό της Αξίας σε Κίνδυνο, ελέγχεται η συμπεριφορά του σε υποθετικές μεταβολές των παραμέτρων αγοράς (σενάρια), καθώς και σε ακραίες μεταβολές τους που παρατηρήθηκαν στο παρελθόν (stress testing).

Στα πλαίσια της πολιτικής διαχειρίσεως χρηματοοικονομικών κινδύνων, από την Επιτροπή Διαχειρίσεως στοιχείων Ενεργητικού – Παθητικού (ALCO), έχουν θεσπιστεί όρια εκθέσεως και μεγίστης ζημίας (stop loss) στα διάφορα προϊόντα που απαρτίζουν το χαρτοφυλάκιο συναλλαγών. Συγκεκριμένα έχουν θεσπιστεί όρια που αφορούν τους παρακάτω κινδύνους:
- Συναλλαγματικός κίνδυνος για θέσεις spot & forward
- Επιτοκιακός κίνδυνος για θέσεις ομολόγων, Interest Rate Swaps, Interest Futures, Interest Options
- Κίνδυνος τιμών για θέσεις μετοχών, index Futures και options
- Πιστωτικός κίνδυνος για διατραπεζικές πράξεις, εταιρικά ομόλογα και κρατικά ομόλογα αναπτυσσομένων χωρών.

Οι θέσεις σε αυτά τα προϊόντα παρακολουθούνται κατά τη διάρκεια της ημέρας και ελέγχονται για το ποσοστό καλύψεως και τυχόν υπερβάσεις των εκάστοτε ορίων.

Ανάλυση Στοιχείων Ενεργητικού – Παθητικού

Κίνδυνος αγοράς είναι δυνατόν να προκύψει, εκτός του χαρτοφυλακίου συναλλαγών, και από τη διάρθρωση των στοιχείων ενεργητικού-παθητικού του χαρτοφυλακίου χορηγήσεων και καταθέσεων της Τραπέζης.

Η Τράπεζα αναλαμβάνει κίνδυνο από τη διακύμανση των συναλλαγματικών ισοτιμιών.

Η Γενική Διεύθυνση καθορίζει όρια για την ανοικτή συναλλαγματική θέση -overnight- καθώς και για την ημερήσια ανοικτή συναλλαγματική θέση -daylight- τόσο για τη συνολική θέση όσο και ανά νόμισμα. Η συνολική θέση προκύπτει από την άθροιση της τρέχουσας θέσης από τα στοιχεία του ισολογισμού και της προθεσμιακής θέσης από τα παράγωγα προϊόντα.

Συναλλαγματικός κίνδυνος της 31.12.2006

	USD	GBP	CHF	JPY	ΛΟΙΠΑ ΞΝ	ΕΥΡΩ	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ							
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	5.806	956	211	27	18.067	1.452.608	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	1.008.124	1.245	449.365	16.203	(9.853)	4.719.004	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών	129.992	-	-	-	-	216.215	346.207
Παράγωγα χρηματοοικονομικά μέσα	-	-	-	-	-	254.566	254.566
Δάνεια και απαιτήσεις κατά πελατών	1.278.103	198.334	157.417	25.168	71.783	26.506.886	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου -Διαθέσιμα προς πώληση	408.561	-	-	-	60.548	6.993.279	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	33.081	63.544	-	-	178.272	1.318.653	1.593.550
Επενδύσεις σε ακίνητα	-	-	-	-	-	42.006	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	11.730	532.906	544.636
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	637	41.467	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	-	261.363	261.363
Λοιπά στοιχεία ενεργητικού	62	2.093	54	2	606	227.008	229.825
Στοιχεία ενεργητικού προς πώληση	-	-	-	-	-	92.513	92.513
Σύνολο Ενεργητικού	**2.863.729**	**266.172**	**607.047**	**41.400**	**331.790**	**42.658.474**	**46.768.612**
ΥΠΟΧΡΕΩΣΕΙΣ							
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	2.577.113	300.548	18.216	430.560	472.216	23.796.007	27.594.660
Παράγωγα χρηματοοικονομικά μέσα	-	-	-	-	-	226.223	226.223
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	69.359	-	-	193.069	94.737	14.791.155	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	-	16	-	-	33	110.053	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	-	137.901	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	-	-	-	-	-	513.311	513.311
Λοιπές υποχρεώσεις	659	591	205	431	395	582.077	584.358
Προβλέψεις	-	-	-	-	-	17.901	17.901
Σύνολο Υποχρεώσεων	**2.647.131**	**301.155**	**18.421**	**624.060**	**567.381**	**40.174.628**	**44.332.776**
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	216.598	(34.983)	588.626	(582.660)	(235.591)	2.483.846	2.435.836
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	(198.128)	22.557	(591.154)	578.354	245.857	(70.486)	(13.000)
Συνολική Συναλλαγματική Θέση	**18.470**	**(12.426)**	**(2.528)**	**(4.306)**	**10.266**	**2.413.360**	**2.422.836**
Μη αντληθέντα πιστωτικά όρια	398	-	-	-	20.140	13.689.341	13.709.879

Συναλλαγματικός κίνδυνος της 31.12.2005

	USD	GBP	CHF	JPY	ΛΟΙΠΑ ΞΝ	ΕΥΡΩ	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ							
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	8.136	783	115	27	16.806	1.595.305	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	701.797	36.312	278.747	16.802	16.378	4.623.357	5.673.393
Αξιόγραφα χαρτοφυλακίου συναλλαγών	2	-	-	-	-	153.585	153.587
Παράγωγα χρηματοοικονομικά μέσα	-	-	-	-	-	139.114	139.114
Δάνεια και απαιτήσεις κατά πελατών	1.301.588	52.454	113.203	46.671	31.215	22.656.008	24.201.139
Αξιόγραφα επενδυτικού χαρτοφυλακίου -Διαθέσιμα προς πώληση	380.188	-	-	-	58.313	7.122.990	7.561.491
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	34.247	61.436	-	-	178.272	1.208.024	1.481.979
Επενδύσεις σε ακίνητα	-	-	-	-	-	43.245	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	11.741	517.770	529.511
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	447	32.569	33.016
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	-	177.936	177.936
Λοιπά στοιχεία ενεργητικού	4.977	1.829	57	2.347	654	133.550	143.414
Στοιχεία ενεργητικού προς πώληση	780	-	-	-	-	89.469	90.249
Σύνολο Ενεργητικού	**2.431.715**	**152.814**	**392.122**	**65.847**	**313.826**	**38.492.922**	**41.849.246**
ΥΠΟΧΡΕΩΣΕΙΣ							
Υποχρεώσεις προς πιστωτικά ιδρύματα και πελάτες	2.346.927	248.095	14.232	368.406	241.683	24.682.669	27.902.012
Παράγωγα χρηματοοικονομικά μέσα	-	-	-	-	-	140.632	140.632
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	68.926	-	-	203.706	68.035	10.325.094	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	(16)	18	-	-	23	87.674	87.699
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	-	19.517	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	-	-	-	-	-	513.797	513.797
Λοιπές υποχρεώσεις	6.150	479	214	724	209	558.987	566.763
Προβλέψεις	-	-	-	-	-	1.628	1.628
Σύνολο Υποχρεώσεων	**2.421.987**	**248.592**	**14.446**	**572.836**	**309.950**	**36.329.998**	**39.897.809**
Συναλλαγματική Θέση Στοιχείων Ισολογισμού	9.728	(95.778)	377.676	(506.989)	3.876	2.162.924	1.951.437
Προθεσμιακή Συναλλαγματική Θέση Παραγώγων	(9.747)	157.789	(375.862)	518.858	186.306	(473.633)	3.711
Συνολική Συναλλαγματική Θέση	**(19)**	**62.011**	**1.814**	**11.869**	**190.182**	**1.689.291**	**1.955.148**
Μη αντληθέντα πιστωτικά όρια	1.230	-	-	-	14.546	11.779.153	11.794.929

Στα πλαίσια της ανάλυσης των στοιχείων Ενεργητικού – Παθητικού διενεργείται Ανάλυση ληκτοτήτων (Gap Analysis) του επενδυτικού χαρτοφυλακίου ανά νόμισμα. Τα στοιχεία Ενεργητικού – Παθητικού ταξινομούνται σε χρονικές περιόδους (gaps) ανάλογα με το πότε επαναπροσδιορίζεται το επιτόκιό τους, για τα στοιχεία κυμαινομένου επιτοκίου, ή με το πότε λήγουν, για τα στοιχεία σταθερού επιτοκίου.

Ανάλυση ληκτότητας των στοιχείων Ενεργητικού – Παθητικού παρουσιάζεται κατωτέρω:

Επιτοκιακός κίνδυνος (Gap Analysis) της 31.12.2006

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζό-μενα στοιχεία	ΣΥΝΟΛΑ
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.109.930	-	-	-	-	-	367.745	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.032.122	734.383	626.925	381.773	402.025	6.860	-	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών	18.908	66.261	2.956	52.120	127.957	78.005	-	346.207
Παράγωγα χρηματοοικονομικά μέσα	254.566	-	-	-	-	-	-	254.566
Δάνεια και απαιτήσεις κατά πελατών	18.269.321	3.217.557	2.452.792	875.976	2.855.733	566.312	-	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	3.038	147.032	850.356	499.335	5.374.804	489.053	98.770	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	-	-	-	-	1.593.550	1.593.550
Επενδύσεις σε ακίνητα	-	-	-	-	-	-	42.006	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	-	-	544.636	544.636
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	-	-	42.104	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	-	-	261.363	261.363
Λοιπά στοιχεία ενεργητικού	-	-	-	-	-	-	229.825	229.825
Στοιχεία ενεργητικού προς πώληση	-	-	-	-	-	-	92.513	92.513
Σύνολο Ενεργητικού	**23.687.885**	**4.165.233**	**3.933.029**	**1.809.204**	**8.760.519**	**1.140.230**	**3.272.512**	**46.768.612**
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.226.294	627.027	352.553	16.107	136	-	-	7.222.117
Παράγωγα χρηματοοικονομικά μέσα	226.223	-	-	-	-	-	-	226.223
Υποχρεώσεις προς πελάτες	18.276.461	682.260	371.685	272.860	2.640	-	766.637	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	8.054.298	6.946.671	129.631	17.720	-	-	-	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	-	-	-	-	-	-	110.102	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	-	-	137.901	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	-	-	-	-	-	-	513.311	513.311
Λοιπές υποχρεώσεις	-	-	-	-	-	-	584.358	584.358
Προβλέψεις	-	-	-	-	-	-	17.901	17.901
Υποχρεώσεις που συνδέονται με πάγια προς πώληση	-	-	-	-	-	-	-	-
Σύνολο Υποχρεώσεων	**32.783.276**	**8.255.958**	**853.869**	**306.687**	**2.776**	**-**	**2.130.210**	**44.332.776**
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο	-	-	-	-	-	-	1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-	-	-	-	-	-	127.961	127.961
Αποθεματικά	-	-	-	-	-	-	207.853	207.853
Αποτελέσματα εις νέον	-	-	-	-	-	-	523.201	523.201
Ίδιες μετοχές	-	-	-	-	-	-	(14.465)	(14.465)
Σύνολο Καθαρής Θέσεως	**-**	**-**	**-**	**-**	**-**	**-**	**2.435.836**	**2.435.836**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**32.783.276**	**8.255.958**	**853.869**	**306.687**	**2.776**	**-**	**4.566.046**	**46.768.612**
ΑΝΟΙΓΜΑ	**(9.095.391)**	**(4.090.725)**	**3.079.160**	**1.502.517**	**8.757.743**	**1.140.230**	**(1.293.534)**	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	**(9.095.391)**	**(13.186.116)**	**(10.106.956)**	**(8.604.439)**	**153.304**	**1.293.534**	**0**	

Επιτοκιακός κίνδυνος (Gap Analysis) της 31.12.2005

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	1 έως 5 έτη	> 5 ετών	Μη επηρεαζό -μενα στοιχεία	ΣΥΝΟΛΑ
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.317.611	-	-	-	-	-	303.561	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.836.426	644.131	146.451	46.385	-	-	-	5.673.393
Αξιόγραφα χαρτοφυλακίου συναλλαγών	65.241	2.387	10.596	28.044	45.804	1.515	-	153.587
Παράγωγα χρηματοοικονομικά μέσα	139.114	-	-	-	-	-	-	139.114
Δάνεια και απαιτήσεις κατά πελατών	16.038.871	2.359.124	2.236.641	1.707.952	1.549.732	223.448	85.371	24.201.139
Αξιόγραφα επενδυτικού χαρτοφυλακίου								
- Διαθέσιμα προς πώληση	691	182.922	1.512.962	580.468	4.984.523	211.319	88.606	7.561.491
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	-	-	-	-	1.481.979	1.481.979
Επενδύσεις σε ακίνητα	-	-	-	-	-	-	43.245	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	-	-	529.511	529.511
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	-	-	33.016	33.016
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	-	-	177.936	177.936
Λοιπά στοιχεία ενεργητικού	-	-	-	-	-	-	143.414	143.414
Στοιχεία ενεργητικού προς πώληση	-	-	-	-	-	-	90.249	90.249
Σύνολο Ενεργητικού	**22.397.954**	**3.188.564**	**3.906.650**	**2.362.849**	**6.580.059**	**436.282**	**2.976.888**	**41.849.246**
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.971.155	1.496.083	132.996	-	132	-	-	8.600.366
Παράγωγα χρηματοοικονομικά μέσα	140.632	-	-	-	-	-	-	140.632
Υποχρεώσεις προς πελάτες	18.587.713	476.526	107.844	113.906	15.657	-	-	19.301.646
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	5.864.043	4.676.693	107.280	17.745	-	-	-	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	-	-	-	-	-	-	87.699	87.699
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	-	-	19.517	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	-	-	-	-	-	-	513.797	513.797
Λοιπές υποχρεώσεις	-	-	-	-	-	-	566.763	566.763
Προβλέψεις	-						1.628	1.628
Σύνολο Υποχρεώσεων	**31.563.543**	**6.649.302**	**348.120**	**131.651**	**15.789**	**-**	**1.189.404**	**39.897.809**
ΚΑΘΑΡΗ ΘΕΣΗ								
Μετοχικό Κεφάλαιο	-	-	-	-	-	-	1.456.018	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-	-	-	-	-	-	125.685	125.685
Αποθεματικά	-	-	-	-	-	-	220.423	220.423
Αποτελέσματα εις νέον	-	-	-	-	-	-	337.439	337.439
Ίδιες μετοχές	-	-	-	-	-	-	(188.128)	(188.128)
Σύνολο Καθαρής θέσεως	**-**	**-**	**-**	**-**	**-**	**-**	**1.951.437**	**1.951.437**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**31.563.543**	**6.649.302**	**348.120**	**131.651**	**15.789**	**-**	**3.140.841**	**41.849.246**
ΑΝΟΙΓΜΑ	**(9.165.589)**	**(3.460.738)**	**3.558.530**	**2.231.198**	**6.564.270**	**436.282**	**(163.953)**	
ΣΩΡΕΥΤΙΚΟ ΑΝΟΙΓΜΑ	**(9.165.589)**	**(12.626.327)**	**(9.067.797)**	**(6.836.599)**	**(272.329)**	**163.953**	**0**	

Πραγματικό επιτόκιο

	EUR		USD		JPY		GBP	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ								
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3,11%	1,79%	-	-	-	-	-	-
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3,70%	2,38%	5,26%	4,20%	0,48%	-	4,65%	4,60%
Δάνεια και απαιτήσεις κατά πελατών	6,42%	5,52%	6,13%	4,35%	2,84%	2,28%	-	5,40%
Αξιόγραφα χαρτοφυλακίου συναλλαγών	5,10%	2,57%	5,22%	-	-	-	-	-
Αξιόγραφα επενδυτικού χαρτοφυλακίου	3,45%	3,02%	7,35%	6,65%	-	-	-	-
ΥΠΟΧΡΕΩΣΕΙΣ								
Υποχρεώσεις προς πιστωτικά ιδρύματα	3,63%	2,41%	5,25%	4,14%	-	-	5,09%	-
Υποχρεώσεις προς πελάτες	1,36%	0,81%	4,48%	2,30%	0,01%	0,01%	4,12%	3,74%
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	3,63%	2,60%	5,35%	4,31%	-	-	-	-

Τα παραπάνω νομίσματα καλύπτουν το 98% του συνόλου του Ενεργητικού και Παθητικού της Τραπέζης.

Από την Ανάλυση ληκτοτήτων και με την εφαρμογή εναλλακτικών σεναρίων μεταβολών των επιτοκίων της αγοράς ή και των βασικών επιτοκίων της Τραπέζης, υπολογίζεται άμεσα η αντίστοιχη μεταβολή στο καθαρό έσοδο τόκων καθώς και στην αξία των στοιχείων ενεργητικού – παθητικού.

39.2 Πιστωτικός κίνδυνος

Ως πιστωτικός κίνδυνος ορίζεται το γεγονός ο αντισυμβαλλόμενος (πιστούχος) να μη δύναται να ανταποκριθεί στις συμβατικές του υποχρεώσεις (αποπληρωμή δανείων στις συμβατικές ημερομηνίες). Για τα ενδεχόμενα αυτά σχηματίζονται προβλέψεις για τις απαιτήσεις των οποίων η αρχική αξία απομειώθηκε κατά την ημερομηνία συντάξεως των οικονομικών καταστάσεων.

Πέραν των ανωτέρω, σημαντικές μεταβολές στην οικονομία, ή στη συνολική εικόνα ενός κλάδου, ενδεχομένως να περικλείουν επιπλέον κινδύνους από αυτούς για τους οποίους έχουν ήδη σχηματισθεί προβλέψεις στις οικονομικές καταστάσεις. Η αντιμετώπιση των κινδύνων αυτών επιτυγχάνεται με την θέσπιση καταλλήλων πιστωτικών ορίων σε σχέση με μεμονωμένους πιστούχους ή ομίλους πιστούχων.

Τα όρια αυτά βρίσκονται υπό συνεχή παρακολούθηση και αποτελούν αντικείμενο τακτής αναθεωρήσεως από αρμόδια (βάσει του ύψους των ορίων) εγκριτικά κλιμάκια. Όρια σχετιζόμενα με συγκεκριμένα πιστοδοτικά προϊόντα, κλάδους και χώρες εξετάζονται και εγκρίνονται από την ALCO και την Εκτελεστική Επιτροπή.

Η εκτίμηση του Πιστωτικού Κινδύνου πραγματοποιείται με την ανάλυση και διερεύνηση της ικανότητας των πιστούχων να ανταποκριθούν στις υποχρεώσεις τους με βάση τα εσωτερικά συστήματα και μεθοδολογίες διαβαθμίσεως Πιστωτικού Κινδύνου της Τραπέζης.

Στη συνέχεια τα πιστωτικά όρια προσαρμόζονται όπου αυτό κρίνεται απαραίτητο. Επιπλέον, βάσει της ανωτέρω αναλύσεως λαμβάνονται οι εξασφαλίσεις και καθορίζονται τα περιθώρια των επιτοκίων.

39.3 Κίνδυνος ρευστότητας (liquidity gap analysis) της 31.12.2006

Η παρακολούθηση του κινδύνου ρευστότητας επικεντρώνεται στην ικανότητα της Τραπέζης να διατηρεί επαρκή ρευστότητα για την εκπλήρωση των συναλλακτικών της υποχρεώσεων. Το μεγαλύτερο μέρος του Ενεργητικού της Τραπέζης χρηματοδοτείται από πελατειακές καταθέσεις και ομόλογα εκδόσεως εταιριών του Ομίλου. Η χρηματοδότηση αυτή μπορεί να διαχωρισθεί σε δυο κατηγορίες:

α) Πελατειακές καταθέσεις για κάλυψη ταμειακών αναγκών

Οι καταθέσεις για σκοπούς καλύψεως ταμειακών αναγκών είναι οι καταθέσεις ταμιευτηρίου και όψεως. Παρ' όλο που οι καταθέσεις αυτές μπορούν να αποσυρθούν χωρίς προειδοποίηση εάν ζητηθεί, η διασπορά σε αριθμό και είδος καταθετών διασφαλίζει την απουσία σημαντικών απρόσμενων διακυμάνσεων. Έτσι αυτές οι καταθέσεις αποτελούν στην πλειοψηφία τους σταθερή καταθετική βάση.

β) Πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς

Οι πελατειακές καταθέσεις και ομόλογα για επενδυτικούς σκοπούς αφορούν τις προθεσμιακές πελατειακές καταθέσεις, τις πράξεις προσωρινής εκχωρήσεως με την πελατεία και την πώληση ομολόγων εκδόσεως εταιριών του Ομίλου.

Σύμφωνα με την Ανάλυση Ληκτοτήτων Ρευστότητας (Liquidity Gap Analysis), υπολογίζονται οι χρηματοροές που προκύπτουν από όλα τα στοιχεία Ενεργητικού και Παθητικού και ταξινομούνται σε χρονικές περιόδους, ανάλογα με το πότε πραγματοποιούνται, με εξαίρεση τα αξιόγραφα του χαρτοφυλακίου συναλλαγών και του διαθεσίμου προς πώληση. Ειδικά για αυτά τα χαρτοφυλάκια, τα οποία μπορούν να ρευστοποιηθούν εύκολα, κατανέμονται στην πρώτη περίοδο λαμβάνοντας υπόψιν σχετικούς συντελεστές ρευστοποιησιμότητας (haircuts).

Στον παρακάτω πίνακα παρουσιάζεται η Ανάλυση Ληκτοτήτων Ρευστότητας:

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.477.675	-	-	-	-	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.762.698	187.347	468.099	436.630	1.329.314	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών						
- Ομόλογα χαρτοφυλακίου συναλλαγών	328.897	-	-	-	17.310	346.207
- Μετοχές εμπορικού χαρτοφυλακίου	-	-	-	-	-	-
Παράγωγα χρηματοοικονομικά μέσα	254.566	-	-	-	-	254.566
Δάνεια και απαιτήσεις κατά πελατών	932.488	2.319.399	2.963.318	4.157.766	17.864.720	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου						
- Ομόλογα Διαθέσιμα προς πώληση	6.993.815	-	-	-	368.096	7.361.911
- Μετοχές Διαθέσιμες προς πώληση	90.430	-	-	-	10.047	100.477
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	-	-	1.593.550	1.593.550
Επενδύσεις σε ακίνητα	-	-	-	-	42.006	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	544.636	544.636
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	42.104	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	261.363	261.363
Λοιπά στοιχεία ενεργητικού	2.601	-	14.675	160.812	51.737	229.825
Στοιχεία Ενεργητικού προς πώληση	-	-	-	-	92.513	92.513
Σύνολο Ενεργητικού	**13.843.170**	**2.506.746**	**3.446.092**	**4.755.208**	**22.217.396**	**46.768.612**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.072.559	330.524	340.796	15.648	462.590	7.222.117
Παράγωγα χρηματοοικονομικά μέσα	226.223	-	-	-	-	226.223
Υποχρεώσεις προς πελάτες	3.810.826	1.101.488	930.425	1.372.842	13.156.962	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	18.977	519.045	403.537	120.345	14.086.416	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	14.547	-	95.555	-	-	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	137.901	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	-	-	-	-	513.311	513.311
Λοιπές υποχρεώσεις	391.214	34.705	43.229	65.488	49.722	584.358
Προβλέψεις	-	-	-	-	17.901	17.901
Σύνολο Υποχρεώσεων	**10.534.346**	**1.985.762**	**1.813.542**	**1.574.323**	**28.424.803**	**44.332.776**
ΚΑΘΑΡΗ ΘΕΣΗ						
Σύνολο Καθαρής Θέσεως	-	-	-	-	**2.435.836**	**2.435.836**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**10.534.346**	**1.985.762**	**1.813.542**	**1.574.323**	**30.860.639**	**46.768.612**
Άνοιγμα ρευστότητας	**3.308.824**	**520.984**	**1.632.550**	**3.180.885**	**(8.643.243)**	**0**

Κίνδυνος ρευστότητας (liquidity gap analysis) της 31.12.2005

	< 1 μηνός	1 έως 3 μήνες	3 έως 6 μήνες	6 έως 12 μήνες	> 1 έτους	ΣΥΝΟΛΟ
ΕΝΕΡΓΗΤΙΚΟ						
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.621.172	-	-	-	-	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.152.786	219.704	98.885	305.394	896.624	5.673.393
Αξιόγραφα χαρτοφυλακίου συναλλαγών	145.908	-	-	-	7.679	153.587
Παράγωγα χρηματοοικονομικά μέσα	139.114	-	-	-	-	139.114
Δάνεια και απαιτήσεις κατά πελατών	759.887	1.913.560	2.352.267	3.316.966	15.858.459	24.201.139
Αξιόγραφα επενδυτικού χαρτοφυλακίου	7.177.982	-	-	-	383.509	7.561.491
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	-	-	1.481.979	1.481.979
Επενδύσεις σε ακίνητα	-	-	-	-	43.245	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	-	-	-	-	529.511	529.511
Υπεραξία και λοιπά άυλα πάγια	-	-	-	-	33.016	33.016
Αναβαλλόμενες φορολογικές απαιτήσεις	-	-	-	-	177.936	177.936
Λοιπά στοιχεία ενεργητικού	16.955	-	107.945	-	18.514	143.414
Στοιχεία ενεργητικού προς πώληση	-	-	-	-	90.249	90.249
Σύνολο Ενεργητικού	**14.013.804**	**2.133.264**	**2.559.097**	**3.622.360**	**19.520.721**	**41.849.246**
ΥΠΟΧΡΕΩΣΕΙΣ						
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.990.880	1.425.446	132.900	-	51.140	8.600.366
Παράγωγα χρηματοοικονομικά μέσα	140.632	-	-	-	-	140.632
Υποχρεώσεις προς πελάτες	3.389.368	971.146	656.071	1.197.443	13.087.618	19.301.646
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	10.289	543.956	1.005.758	1.010.112	8.095.646	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	87.699	-	-	-	-	87.699
Αναβαλλόμενες φορολογικές υποχρεώσεις	-	-	-	-	19.517	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	3.641	7.282	10.923	21.847	470.104	513.797
Λοιπές υποχρεώσεις	416.571	79.043	17.802	-	53.347	566.763
Προβλέψεις	-	-	-	-	1.628	1.628
Σύνολο Υποχρεώσεων	**11.039.080**	**3.026.873**	**1.823.454**	**2.229.402**	**21.779.000**	**39.897.809**
ΚΑΘΑΡΗ ΘΕΣΗ						
Σύνολο Καθαρής Θέσεως	-	-	-	-	**1.951.437**	**1.951.437**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**11.039.080**	**3.026.873**	**1.823.454**	**2.229.402**	**23.730.437**	**41.849.246**
Άνοιγμα ρευστότητας	**2.974.724**	**(893.609)**	**735.643**	**1.392.958**	**(4.209.716)**	**0**

40. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά), τα πρόσθετα και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Η Τράπεζα αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στο μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

	Ποσά σε εκατ. Ευρώ	
	31.12.2006	31.12.2005
Σταθμισμένο ενεργητικό από πιστωτικό κίνδυνο	30.180	25.659
Σταθμισμένο ενεργητικό από κίνδυνο αγοράς	551	569
Συνολικό σταθμισμένο ενεργητικό	30.731	26.228
Κύρια βασικά κεφάλαια (Upper tier I)	2.309	1.881
Βασικά κεφάλαια (Tier I)	2.309	1.848
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.079	3.485
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,5%	7,2%
Δείκτης βασικών κεφαλαίων (Tier I)	7,5%	7,0%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**13,3%**	**13,3%**

41. Συναλλαγές συνδεδεμένων μερών

Ένα μέρος των τραπεζικών συναλλαγών διενεργείται με συνδεδεμένα με την Τράπεζα μέρη, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με μέλη του Διοικητικού της Συμβουλίου και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	31.12.2006	31.12.2005
Δάνεια	2.148	3.118
Καταθέσεις	29.761	10.960
Εγγυητικές επιστολές	165	145
Τόκοι και εξομοιούμενα έσοδα	36	-
Τόκοι και εξομοιούμενα έξοδα	749	-

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

I. Θυγατρικές εταιρίες

	31.12.2006	31.12.2005
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	1.787.315	1.026.244
Αξιόγραφα χαρτοφυλακίου συναλλαγών	48.089	40.695
Παράγωγα χρηματοοικονομικά μέσα	113	477
Δάνεια και απαιτήσεις κατά πελατών	1.299.575	942.800
Αξιόγραφα διαθέσιμα προς πώληση	290.816	441.499
Σύνολο	**3.425.908**	**2.451.715**
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	1.183.878	735.660
Υποχρεώσεις προς πελάτες	466.666	432.265
Παράγωγα χρηματοοικονομικά μέσα	634	283
Υποχρεώσεις από χρεωστικούς τίτλους	15.148.320	10.665.761
Λοιπές υποχρεώσεις	4.095	2.734
Σύνολο	**16.803.593**	**11.836.703**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	102.598	58.327
Έσοδα από μερίσματα	50.921	57.624
Έσοδα από αμοιβές και προμήθειες	48.586	31.842
Λοιπά έσοδα	2.423	2.329
Σύνολο	**204.528**	**150.122**

Έξοδα	31.12.2006	31.12.2005
Τόκοι και εξομοιούμενα έξοδα	489.609	290.372
Προμήθειες έξοδα	1.708	3.337
Λοιπές επιβαρύνσεις προσωπικού και Γενικά διοικητικά έξοδα	20.008	29.528
Σύνολο	511.325	323.237
Εγγυητικές επιστολές και λοιπές εγγυήσεις	84.063	-

II. Συγγενείς εταιρίες

Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	611	1.390
Παθητικό		
Υποχρεώσεις προς πελάτες	5	639
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	89	113
Έσοδα από μερίσματα	155	205
Έσοδα από αμοιβές και προμήθειες	-	23
Λοιπά έσοδα	578	-
Σύνολο	822	341
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	-	6
Γενικά διοικητικά έξοδα	781	1.184
Σύνολο	781	1.190
Εγγυητικές επιστολές	-	1.353

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα της χρήσεως 2006, ανέρχονται σε € 5.622 (31.12.2005 € 3.817). Η αύξησή τους οφείλεται, κυρίως, στις αλλαγές που επήλθαν στη Διοίκηση της Τραπέζης από 22.2.2005 και την τοποθέτηση από 16 Μαΐου 2006 δύο νέων Εντεταλμένων Γενικών Διευθυντών.

42. Χορήγηση δικαιωμάτων προαιρέσεως, επί μετοχών της Τραπέζης, στο προσωπικό

α) Η Γενική Συνέλευση των μετόχων της Τραπέζης της 11ης Απριλίου 2000 ενέκρινε για την πενταετία 2000–2004 τη διάθεση, σε ανώτερα στελέχη της Τραπέζης και του Ομίλου της, με κριτήριο την αποδοτικότητά τους, δικαιωμάτων προαιρέσεως (stock options) επί μετοχών μέχρι συνολικού αριθμού 0,5 % επί του ευρισκομένου σε κυκλοφορία αριθμού μετοχών με τιμή εξάσκησης (exercise price) την ονομαστική αξία της μετοχής. Στην περίπτωση μεταβολής της ονομαστικής αξίας της μετοχής ή του αριθμού των ευρισκομένων σε κυκλοφορία μετοχών, μετά την ημερομηνία εκχώρησης των δικαιωμάτων προαιρέσεως, αναπροσαρμόζεται ο αριθμός των εκχωρηθέντων δικαιωμάτων προκειμένου να μην μεταβληθεί η εύλογη αξία τους.

Η εξάσκησή τους γίνεται μετά την παρέλευση τριετίας από την ημερομηνία χορηγήσεώς τους και η Τράπεζα δεν έχει υποχρέωση να επαναγοράσει ή να διακανονίσει χρηματικώς τα εν λόγω δικαιώματα.

β) Η Γενική Συνέλευση των μετόχων της Τραπέζης της 24ης Μαΐου 2005 ενέκρινε νέο πρόγραμμα διαθέσεως δικαιωμάτων προαιρέσεως σε ανώτερα στελέχη της Τραπέζης και του Ομίλου της. Η διάρκεια του προγράμματος είναι πενταετής με λήξη τον Δεκέμβριο του 2009. Στα πλαίσια του προγράμματος, η Τράπεζα θα εκδίδει, κατόπιν ενασκήσεως των δικαιωμάτων προαιρέσεως, νέες μετοχές υπέρ των ληπτών, συνολικού αριθμού μη υπερβαίνοντος το 1% του αριθμού μετοχών της Τραπέζης. Οι λήπτες θα αποκτούν τις, κατ' ενάσκηση των δικαιωμάτων προαιρέσεως, εκδιδόμενες νέες μετοχές της Τραπέζης σε τιμή διαθέσεως η οποία, κατά το χρόνο ενασκήσεως, θα κυμαίνεται από την ονομαστική αξία αυτών έως το 80% της χρηματιστηριακής τιμής.

Οι μεταβολές στον αριθμό των υφισταμένων δικαιωμάτων προαιρέσεως και στη μεσοσταθμική τιμή εξασκήσεως, αφού αναπροσαρμοστούν με βάση:

I. τις αυξήσεις του μετοχικού κεφαλαίου που αποφάσισαν οι Τακτικές Γενικές Συνελεύσεις της 30ης Μαρτίου 2004, της 19ης Απριλίου 2005 και 18ης Απριλίου 2006 και

II. την εξάσκηση των δικαιωμάτων προαιρέσεως την 1η Δεκεμβρίου 2006 έχουν ως εξής:

	2006		2005	
	Μέση τιμή εξάσκησης ανά μετοχή	Εναπομένοντα δικαιώματα προαιρέσεως	Μέση τιμή εξάσκησης ανά μετοχή	Εναπομένοντα δικαιώματα προαιρέσεως
1 Ιανουαρίου	5,00	523.222	5,00	557.431
Χορηγηθέντα	3,90	521.027	-	-
Ακυρωθέντα	3,90	(21.979)	5,00	(18.857)
Εξασκηθέντα	3,90	(336.950)	-	-
Προσαρμογή	3,90	218.504	5,00	(15.352)
31 Δεκεμβρίου	**3,90**	**903.824**	**5,00**	**523.222**

Ο αριθμός των υφισταμένων δικαιωμάτων προαιρέσεως κατά την 31η Δεκεμβρίου 2006 είναι 903.824 (31 Δεκεμβρίου 2005: 523.222) με εναπομένουσα μέση σταθμική διάρκεια 18 μήνες (31 Δεκεμβρίου 2005: 17 μήνες) και τιμή εξάσκησης € 3,90 (31 Δεκεμβρίου 2005: € 5).

Η εύλογη αξία ανά δικαίωμα υπολογίστηκε χρησιμοποιώντας το μοντέλο αποτίμησης Black & Scholes. Οι σημαντικές μεταβλητές που υπεισέρχονται στο μοντέλο είναι η τιμή μετοχής, η τιμή εξάσκησης, η μερισματική απόδοση, το επιτόκιο προεξόφλησης και η μεταβλητότητα της τιμής της μετοχής (volatility). Η μεταβλητότητα, ήτοι η τυπική απόκλιση των αναμενόμενων μεταβολών της τιμής της μετοχής, υπολογίζεται βάσει στατιστικής ανάλυσης των ημερήσιων τιμών της μετοχής των τελευταίων 12 μηνών.

γ) Με τη δεύτερη, εξ αναβολής, Επαναληπτική Γενική Συνέλευση των Μετόχων της Alpha Bank που πραγματοποιήθηκε την 6.6.2006 εγκρίθηκε η θέσπιση νέου πενταετούς προγράμματος διαθέσεως δικαιωμάτων προαιρέσεως σε στελέχη της Τραπέζης και συνδεδεμένων μεθ' αυτής εταιριών, που διαφέρει κατά τα εξής κύρια σημεία από το ισχύον:

i. ο μέγιστος αριθμός δικαιωμάτων που μπορεί να εγκριθεί θα αντιστοιχεί στο 5% του εκάστοτε εν κυκλοφορία αριθμού μετοχών της Τραπέζης

ii. οι δικαιούχοι είναι εκτελεστικά μέλη του Διοικητικού Συμβουλίου, διευθυντικά και λοιπά στελέχη της Τραπέζης και των συνδεδεμένων μεθ' αυτής εταιριών με την έννοια του άρθρου 42ε παρ. 5 κ.ν. 2190/1920

iii. η τιμή διαθέσεως ισοδυναμεί στο 90% τιμής που εμπίπτει εντός του εύρους τιμών που οριοθετείται μεταξύ της μέσης χρηματιστηριακής τιμής της μετοχής της Τραπέζης κατά το μήνα Δεκέμβριο και της αντιστοίχου κατά το ημερολογιακό μήνα που προηγείται, της αποφάσεως του Διοικητικού Συμβουλίου περί χορηγήσεως δικαιωμάτων προαιρέσεως.

iv. ο χρόνος ενασκήσεως διαφοροποιείται εις το ότι ήδη μετά την παρέλευση ενός έτους από την ημερομηνία χορηγήσεως των δικαιωμάτων και εφ' εξής κάθε χρόνο από τα επόμενα δύο έτη, δύναται να ενασκεί ο δικαιούχος έως και το 1/3 των συνολικά αναλογούντων σε αυτόν δικαιώματα προαιρέσεως. Υπό προϋποθέσεις, δύναται να μεταθέσει την ημερομηνία ενασκήσεως των δικαιωμάτων προαιρέσεως διαδοχικά σε επόμενα έτη, αλλά όχι πέραν της πενταετίας από την ημερομηνία χορηγήσεως.

Τέλος, εγκρίθηκε η τροποποίηση του υφισταμένου προγράμματος, ούτως ώστε η διάρκεια και οι δικαιούχοι να συμπίπτουν και στα δύο προγράμματα.

43. Αποκτήσεις, συγχωνεύσεις και πωλήσεις θυγατρικών και συγγενών εταιριών

α) Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση 2.178.000 μετοχών της ολικά ενοποιούμενης θυγατρικής της εταιρίας Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ, ήτοι ποσοστό 99% του μετοχικού κεφαλαίου της Εταιρίας, στην επίσης θυγατρική της εταιρία Alpha Bank London Ltd, έναντι ποσού € 3,4 εκατ. Η εν λόγω ενδοομιλική μεταβίβαση έγινε στο πλαίσιο της αναδιοργανώσεως των δραστηριοτήτων private banking του Ομίλου και δεν είχε ουδεμία επίπτωση στα αποτελέσματα της Τραπέζης.

β) Την 16.2.2006 ολοκληρώθηκε η μεταβίβαση σε τρίτους, από την Τράπεζα, των μετοχών της θυγατρικής εταιρίας Alpha Insurance Romania S.A., αντί συνολικού τιμήματος € 1,7 εκατ. Για την ανωτέρω μεταβίβαση είχε υπογραφεί συμφωνία την 11.10.2005. Δεν προέκυψε αποτέλεσμα από την πώληση της συμμετοχής στην εν λόγω εταιρία, η οποία εμφανιζόταν στις οικονομικές καταστάσεις της 31.12.2005 στο λογαριασμό «Στοιχεία Ενεργητικού προς πώληση» και ανήρχετο σε € 1.755 χιλ.

γ) Την 24.2.2006 μεταβιβάστηκε το σύνολο των μετοχών της εταιρίας Τουριστική Εταιρία Λέσβου Α.Ε., ήτοι ποσοστό 24,99% του μετοχικού κεφαλαίου της Εταιρίας σε τρίτους έναντι € 2 εκατ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 1,6 εκατ.

δ) Την 31.5.2006 κατεχωρήθη στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας Alpha Α.Ε. Συμμετοχών & Επενδύσεων από την επίσης θυγατρική Alpha ΑΕ Επενδυτικών Συμμετοχών. Στο νέο μετοχικό κεφάλαιο της εταιρίας που προέκυψε μετά τη συγχώνευση η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

ε) Την 31.5.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως του Καταστήματος Βελιγραδίου της Alpha Bank A.E. από την εξαγορασθείσα το 2005 Jubanka a.d. Beograd, η οποία την 9.10.2006 μετονομάσθη σε Alpha Bank Srbija A.D. Συνεπεία της εν λόγω συγχωνεύσεως επαυξήθηκε η αξία κτήσεως της συμμετοχής της Τραπέζης στην Alpha Bank Srbija A.D. κατά € 24.351 χιλ.

στ) Την 14.6.2006 έγινε η μεταβίβαση σε τρίτους, του συνόλου της συμμετοχής της Τραπέζης στην εταιρία Geosynthesis A.E., ήτοι ποσοστό 20% του κεφαλαίου, έναντι ποσού € 13,8 χιλ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 13,8 χιλ.

ζ) Την 19.9.2006 κατεχωρήθη στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής Alpha Asset Management Α.Ε.Π.Ε.Υ. από την επίσης θυγατρική Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε. Το νέο εταιρικό σχήμα μετονομάσθηκε σε Alpha Asset Management ΑΕΔΑΚ. Στο μετοχικό κεφάλαιο της εταιρίας που προέκυψε από τη συγχώνευση, η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

η) Την 12.10.2006 η Τράπεζα προέβη στη μεταβίβαση του συνόλου των μετοχών, που κατείχε στη θυγατρική εταιρία Καφέ Μαζί Α.Ε., στην επίσης θυγατρική της εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. έναντι τιμήματος € 59 χιλ. Η «Καφέ Μαζί Α.Ε.» μετονομάσθη στη συνέχεια σε «Τουριστικά Θέρετρα Α.Ε.» και πρόκειται να αναδεχθεί τον κλάδο ξενοδοχειακών δραστηριοτήτων του Hilton Ρόδου, στο πλαίσιο ενάρξεως διαδικασιών αποσχίσεως του από την «Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.», με ημερομηνία αναφοράς την 31.10.2006.

θ) Την 18.10.2006 η Τράπεζα απέκτησε 100% συμμετοχή στην κυπριακή εταιρία Alpha Group Investments Ltd. Στην εν λόγω εταιρία η Τράπεζα εισέφερε τις μετοχές που κατείχε για την συμμετοχή της στη θυγατρική Alpha Ασφαλιστική Α.Ε., με αντάλλαγμα μετοχές της Alpha Group Investments Ltd. Η εταιρία θα χρησιμοποιηθεί ως εταιρία συμμετοχών για την ανάπτυξη της στρατηγικής του Ομίλου στη Νοτιοανατολική Ευρώπη.

ι) Την 2.11.2006 η Τράπεζα υπέβαλε, στην Επιτροπή Κεφαλαιαγοράς και στο Διοικητικό Συμβούλιο της θυγατρικής της εταιρίας Alpha Leasing A.E., σύμφωνα με τα οριζόμενα στο Ν.3461/2006, προαιρετική δημόσια πρόταση αποκτήσεως μετοχών εκδόσεως της τελευταίας.

Το προσφερόμενο τίμημα ορίσθηκε σε € 6,50 ανά μετοχή, ενώ οι μετοχές που κατά την αυτή ημερομηνία αποτελούσαν αντικείμενο της δημοσίας προτάσεως ανήρχοντο σε 137.088, ήτοι ποσοστό 0,35% επί του μετοχικού κεφαλαίου. Η περίοδος αποδοχής της δημοσίας προτάσεως άρχισε την 24.11.2006, και έληξε την 22.12.2006. Κατά τη διάρκεια της περιόδου αποδοχής προσφέρθηκαν, από αποδεχομένους τη δημόσια πρόταση μετόχους, 2.418 μετοχές, ήτοι ποσοστό 0,006% επί του συνολικού καταβεβλημένου μετοχικού κεφαλαίου και των δικαιωμάτων ψήφου της Εταιρίας.

ια) Την 13.12.2006 εκκαθαρίστηκε η εταιρία Γαιογνώμων Α.Ε. Από την εκκαθάριση η Τράπεζα έλαβε ποσό € 239 χιλ. και προέκυψε κέρδος ύψους ποσού € 99 χιλ.

ιβ) Την 15.12.2006, κατεχωρήθη στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση περί ιδρύσεως της εταιρίας Καφέ Alpha Επιχείρηση κυλικείου-εστιατορίου (και ζαχαροπλαστείου) Εμπορική Ανώνυμος Εταιρία, με μετοχικό κεφάλαιο € 59 χιλ., στην οποία η Τράπεζα συμμετέχει άμεσα και έμμεσα με 100%.

ιγ) Την 21.12.2006 μεταβιβάστηκε σε τρίτους το σύνολο των μετοχών που κατείχε η Τράπεζα στην Icap A.E., ήτοι ποσοστό 26,96% του μετοχικού κεφαλαίου της Εταιρίας, έναντι € 8,4 εκατ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 4,7 εκατ.

44. Άλλα σημαντικά γεγονότα

α) Την 16.10.2006 η Τράπεζα ανακοίνωσε την υπογραφή συμφωνίας για την πώληση του 99,56% των μετοχών της θυγατρικής της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους Γαλλική ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως. Η Alpha Bank και η ΑΧΑ υπέγραψαν μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Με τη συμφωνία αυτή, η Τράπεζα επικεντρώνει τη δραστηριότητά της στη διανομή ασφαλιστικών προϊόντων, ενώ η παραγωγή και ο ασφαλιστικός κίνδυνος αναλαμβάνονται πλέον από μία εκ των μεγαλύτερων και ισχυρότερων ασφαλιστικών εταιριών παγκοσμίως.

Η ολοκλήρωση της συμφωνίας θα πραγματοποιηθεί μετά την εξασφάλιση των κατά νόμο εγκρίσεων από τις εποπτικές αρχές.

β) Η Τράπεζα προέβη την 23.11.2006 σε συμφωνία με τον Όμιλο Anadolu για τη δημιουργία ενός ισχυρού χρηματοοικονομικού ομίλου στην τουρκική αγορά.
Η Τράπεζα στοχεύει μεσοπρόθεσμα στη δημιουργία ενός δικτύου 100 και πλέον Καταστημάτων, επικεντρωμένο στις μεγάλες πόλεις της χώρας.

Η συναλλαγή αποτιμάται σε Δολάρια ΗΠΑ 492,5 εκατ. Η Τράπεζα θα καταβάλει τίμημα ίσο με το ήμισυ του ποσού αυτού. Οι δύο πλευρές θα δημιουργήσουν από κοινού μία εταιρία συμμετοχών, στην οποία θα συμμετέχουν κατά 50% εκάστη, το ενεργητικό της οποίας θα συνίσταται από τις συμμετοχές του Ομίλου Anadolu, στις εταιρίες Abank (Alternatifbank) και Alease (Alternatiflease), δηλαδή 94% και 95% του συνόλου του μετοχικού κεφαλαίου αντιστοίχως.

Η εταιρία συμμετοχών θα κατέχει επίσης εμμέσως 100% της χρηματιστηριακής εταιρίας Alternatif Yatirim, 45% της εισηγμένης εταιρίας διαχειρίσεως χαρτοφυλακίου Alternatif Yatirim Ortkaligi, τα κεντρικά γραφεία της τραπέζης και της χρηματιστηριακής εταιρίας, τα οποία βρίσκονται σε περιοχές υψηλής εμπορικότητας στην Κωνσταντινούπολη.

Επίσης, τα δύο μέρη θα υποβάλουν προαιρετική δημόσια προσφορά για την απόκτηση των μετοχών μειοψηφίας της Abank και της Alease με τους ίδιους όρους που ισχύουν και για τους μετόχους πλειοψηφίας, μετά την ολοκλήρωση της συναλλαγής. Τα συμβαλλόμενα μέρη συμφώνησαν για την ισάριθμη εκπροσώπησή τους στο Διοικητικό Συμβούλιο της εταιρίας και για την από κοινού λήψη αποφάσεων σε όλα τα θέματα στρατηγικής σημασίας.

Η ολοκλήρωση της συναλλαγής αναμένεται κατά το πρώτο τρίμηνο του 2007.

45. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Δεν υφίστανται σημαντικά γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων της Τραπέζης.

Αθήναι, 27 Φεβρουαρίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

Οι ανωτέρω οικονομικές καταστάσεις που αποτελούνται από (66) σελίδες, είναι αυτές που αναφέρονται στην έκθεση ελέγχου μας, με ημερομηνία 27.2.2007.

Αθήνα, 27 Φεβρουαρίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 11121	Νικόλαος Ε. Βουνισέας Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 18701

ALPHA BANK

DIRECTORS' REPORT FOR THE YEAR 2006

ATHENS
FEBRUARY 27, 2007

World Economy

2006 remained a positive year for the global economy, despite the increase in interest rates, the prices of raw materials, and basic commodities prices. Economic growth reached 5.1% while the global trade increased significantly by 8.9%, contributing to the increase of the GDP of emerging and developing economies.

Inflation increased slightly as a result of the increase in the price of crude oil together with the basic commodities and raw materials, but the inflation pressures and the interest rates are kept under control despite the high economic growth.

More specifically, in the Eurozone GDP growth reached 2.7%. The positive result was mainly due to domestic consumption rather than exports.

In 2006 inflation reached 2.2% while structural inflation was around 1.6%. The decrease in the number of countries where the general government deficit is greater than 3.0% led to the improvement of public finances.

The expectations of the global economy for 2007 remain positive. The forecasted GDP growth is estimated at 4.9%, slightly lower compared to 2006. However, it continues to be above the long term average. The growth of the global trade is estimated to be over 7%. Inflation will fall compared to 2006 due to the containment of oil prices while a slight increase of the interest rates in the Eurozone and Japan is anticipated.

Greek Economy

During 2006, the Greek economy real growth rate remained high, at 4.3%, contributing to further real convergence with the developed countries of the Eurozone. This development was driven by high domestic demand and private consumption as well as the investment recovery. In addition there was a satisfactory increase in Greek exports of goods and services, but the higher increase of imports had a negative impact on GDP. Domestic consumption was based on low interest rates and rapid credit expansion, as well as on the rise of the disposable income and the employment, with average inflation standing at 3.2% and structural inflation at 2.9%

Public finances have improved significantly. The deficit decreased to 2.6% of GDP and the respective public debt to 104.1% of GDP. However, public debt remains extremely high because of the expected burden on public spending as a result of the ageing population. This situation requires the further improvement of public finances through the reforms of labour relations in the public sector and of the social security plans of the country.

Concerning the expectations for 2007, several positive factors result in an optimistic perspective for the growth rate, which is expected to exceed 3.8% again, as well as inflation (2.9%) and unemployment (8.2%).The external economic environment is favourable due to the expected high growth in Europe and especially in the Southeastern European countries after Romania and Bulgaria joining the European Union since 1.1.2007.

Banks

The positive developments of the Greek banking system continued in 2006. The stability of the banking sector improved further in 2006, profitability, capital adequacy and liquidity ratios reached higher levels compared to 2005.

The strengthening of the banking system is evidenced by the strong growth of Greek economy, the rapid credit expansion to households and enterprises, and the further expansion of banking services mainly in Southeastern Europe.

The favorable economic environment is expected to remain during 2007 in the domestic economy as well as in the Southeastern European countries.

Alpha Bank Group

The successful and profitable course of the Group continued in 2006 with an increase in net profit, excluding the tax on reserves, of 24.6%. The increased profitability was due to the successful promotion of our products to individuals and small enterprises and the rapid expansion of the activities in Southeastern Europe.

The ratios and the results for the year confirm the robust growth of the Group, which results in a return on equity of 26.9% in 2006 compared to 23.5% in 2005, and the cost / income ratio improving to 45.7% compared to 47.3% in 2005.

Net interest income increased by 16.4%, and as a percentage of total assets was 3.0% compared to 3.2% in 2005. Commissions increased by 13.6% primarily from a turnover increase in Alpha Finance and commissions from mutual funds, loans and credit cards.

The impairment losses relating to loans and advances amount to 0.8% of the average total loans and advances to customers (on annual basis), whereas the coverage of total loans and receivables is 2.9%.

The effective tax rate for the Group is 21.9%. The Bank's nominal tax rate for the year was 24% compared to 22% in 2005 which is 5% and 10% lower than the respective nominal rates, due to the merger with Delta Singular. In December 2006 the tax audit of the Bank relating to the years 2003 up to and including 2005 was completed, and additional taxes of EUR 10.6 million were assessed mainly arising from the disallowance of certain expenses.

In accordance with Greek tax law entities are permitted to form tax free reserves either from profits that were not previously taxed (for example gains from the sale of securities and mutual funds) or from income subject to taxation at the source where the payment of the tax extinguishes the legal entity's tax liability, but not of its shareholders (for example interest from Greek Government bonds).

These reserves are subject to tax when they are distributed or capitalized at the tax rate enacted at the time of distribution or capitalization.

In accordance with article 10 of Law 3513/2006 the above reserves formed up to 31.12.2005, by banks and branches of foreign banks established in Greece were subject to taxation, with tax rates 15% and 10% respectively.

The total tax on reserves paid by the Bank, amounted to € 73.9 million and was charged to the income statement of the year 2006. The payment of this tax extinguishes the Bank's tax liability as well as that of its shareholders. Therefore these reserves can be distributed or capitalized without any further tax liability.

During 2006 the tax audits of Ionian Hotel Enterprises A.E. for the years 2003-2005, Alpha Astika Akinita for the years 2000-2005 and Alpha Insurance for the years 2002-2005 were completed and the additional taxes assessed amounted to € 188 thousand (in the form of the reduction of tax losses that can be carried forward), € 208 thousand and € 2,4 million respectively.

On 16 October 2006, the Bank announced that it has signed an agreement for the sale of 99.57% shares of its subsidiary Alpha Insurance A.E. to international recognized French insurance company AXA, which is the worldwide leader in financial protection.

Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through extensive branch network of the Bank.

With this agreement the Bank focuses its activity on the distribution of insurance products, while the production and insurance risk is undertaken by one of the largest and strongest insurance companies worldwide. The completion of the agreement is subject to regulatory approvals. For this reason the Group classified Alpha Insurance A.E. as a discontinued operation in 31.12.2006 financial statements.

As at 31 December 2006 the total assets of the Group amounted to € 50 billion, a 13% increase compared to the previous year. Loans and advances to customers amounted to € 32.2 billion, an increase of 18%. Deposits and repos amounted to € 23.4 billion, an increase of 9%. The total equity as at 31.12.2006 amounted to € 3.6 billion.

Included in the equity of the Group is the gain on the sale of 21,250,000 treasury shares (5.2% of share capital) from the treasury shares reserve acquired during the fiscal years 2004, 2005 and part of 2006 (until 6/11/2006) with price of € 22.75 per share. The profit from the sale of treasury shares amounted to € 92.6 million and was recognized directly to retained earnings.

As at 31 December 2006 bank's total number of treasury shares is 801,719 (0.20% of share capital) of total cost of € 14.5 million (€ 18.04 per share).
The continued development of retail banking, consumer loans and mortgages, small enterprises loans and client's capital accumulation represents the main goal of the last years. For the achievement of this goal, the Group has made during 2006 further reorganization plans, as well as branch's network developments and technology upgrades.

Alpha Bank continued its successful course succeeding in a mortgage loan increase of 27%. The intense branch network activation in cooperation with third parties networks like construction companies and real estate agencies, where over 20% of new mortgage loans comes from, in additional to new flexible products led to these positive effects.

All the Bank's products were supported by successful marketing campaigns and other promotions, for instance letters to several customer categories offering alternative solutions to each loan category. Simultaneously, in 2006 the incorporation of several branches in centralized approvement procedure and mortgage loans operational support was completed in order to achieve a united and effective management.

Consumer loans reached € 2.4 billion an increase of 20.5%. Despite the intense competition in the market, the bank has managed to double its consumer loan portfolio in the last two years. It should be mentioned that the high growth has been achieved while at the same time the quality of the portfolio remains at high levels.

In accordance with this strategy the applications for consumer loans that are rejected increased to 45% and 55% are accepted compared to 65% in 2005. For the evaluation of retail loan application (consumer loans and credit cards) the bank uses an advanced credit scoring model with 10 score cards, which are confirmed every six months.

The Group's positive results were backed by the continued promotion of a very successful loan and credit cards transfer program "Alpha all in 1". The respective program created new terms in the market, in which Alpha Bank has a leading position.

In 2006 financing through credit cards continued. Responding to the special needs of modern times, Alpha Bank offers a full set of credit cards for all the market sections.

Corporate loans reached € 20.6 billion an increase of 15%. Alpha Bank created the specialized "Small Business Loans" division in order to support the Bank's development in their specific market, while the Bank's management coordination of the large enterprises in Greece and abroad is performed successfully by the Bank's Corporate Banking division, which manages 150 groups with 1,400 companies, while the first business center operates in the medium enterprises market with a prospect to create 10 centers of this kind in 2007.

In the deposits' side, the increase of key interest rates by ECB from 2% to 3.5% (December 2006) led the majority of conservative investors to invest in saving products with guaranteed return such as fixed interest rate bonds and term deposits. This development is reflected in Bank's figures with current and saving accounts remain unchanged while term deposits have increased by 34%.

The Bank has a strong client deposit of approximately 3,000,000 individuals and enterprises.

On 31.12.2006 the numbers of personnel was 12,069 compared to 11,484 on 31.12.2005 and the branch network in Greece was 370 branches. After a period of restructuring of the branch network in Greece, which followed the merger with Ionian Bank, the Group strategy is concentrated on developing new branches in order to enhance the Bank's policy of expanding the retail banking business. In 2006, 9 new branches were established in Greece, while for the following years the branch network is expected to expand faster.

In addition, the strategy of the Group to strengthen its position in Southeastern Europe also requires an expansion of the branch network in this region.
In particular, in Romania, Bulgaria and Serbia three countries which are key markets due to size and prospects 40, 30 and 14 new branches were established respectively. On 31.12.2006 the branch network in Southeastern Europe amounted to 270 branches compared to 176 in 2005 and the personnel reached 3,681 from 3,207 in 2005. For 2007 the branch network will be reinforced with the opening of an even bigger number of new branches.

Apart from the establishment of new branches, an intensive program of branch refurbishments, expansion and relocations, not only in Greece but also abroad is in progress. During 2006, 23 such programs were completed in Greece and 35 in Serbia. Moreover, the general refurbishment of the neoclassic building of ex-Laiki Bank was completed, and the construction of the Head office buildings in Nicosia and Bucharest are in progress.

A "Foreign Retail Banking" division was established in order to strengthen the Group's presence in Southeastern Europe and to facilitate the transfer of experience, products and organization of Greece in the area.

Apart from the organic growth in Southeastern Europe on 23 November 2006 Alpha Bank announced that an agreement has been reached with Anadolu Group to create a strong financial group in the fast developing Turkish financial sector. In accordance with this agreement the Bank will acquire 50% of a holding company which will include the medium sized bank Abank (Alternatifbank) and the leasing company Alease (Alternatiflease). The Anadolu Group is a leading group in Turkey and a main shareholder of Abank. The Alpha Bank know-how of combined products with the extensive presence of Anadolu group in the Turkish market will ensure that Abank will be transformed into a bank offering a variety of high quality financial products and services for enterprises and individuals. The Bank targets a network of over 100 branches over the medium term, concentrated mainly in the largest cities of the country.

According to the reorganization plan of the Group in 2006 the following took place:

- On 1 February 2006 the Bank transferred its subsidiary Alpha Private Investment Services AEPEY to another subsidiary Alpha Bank London Ltd.

- The legal procedure of the merger by absorption of the subsidiary Alpha Equity Fund by Alpha Ventures, which is also a subsidiary, became effective on 31 May 2006.

- On 31 May 2006 the merger by absorption of the Bank's Belgrade branch by Jubanka a.d. Beograd, Bank's new acquisition in 2005 was completed, which was re-named on 9 October 2006 to Alpha Bank Srbija A.D.
- The legal merger by absorption of the subsidiary Alpha Asset Management AEPEY by Alpha Mutual Fund Management A.E., which is also a subsidiary, became effective on 19 September 2006. The new company was renamed to Alpha Asset Management AEDAK.

- On 18 October 2006, the Bank acquired 100% of the Cyprus company "Alpha Group Investments Ltd", which will be used as a holding company for the Group's development strategy in Southeastern Europe.

The Group uses all modern techniques to manage capital adequacy. It has issued hybrid and subordinated debts which are included in the calculation of regulatory funds. The cost of these types of debt is lower than share capital and therefore it adds value to the shareholders.
The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher 10.2% and 12.9% respectively than the regulatory limits set by the Bank of Greece directive (4% and 8% respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

ALCO Committee has enacted exposure limits and maximum loss (stop loss) from trading portfolio. More specifically exposure limits have been enacted for:

- Foreign exchange rate risk for spot and forwards

- Interest rate risk for bonds, interest rate swaps, interest futures, interest options

- Credit risk for shares, index futures και options

- Credit risk for inter-bank deals, corporate and government bonds.

During the day these products are monitored and controlled for possible transgressions of limits. Foreign Exchange rate risk is undertaken from group companies. Limits for the foreign exchange position are set from General Management –overnight- as well as the daily foreign exchange position –daylight-.

To manage credit risk, management has established limits in relation to individual borrowers or groups of borrowers.

The limits established are constantly monitored and are subject to a regular review by the responsible (based on the amount of the limit) approval body. Limits relating to specific credit products, industries and countries are examined and approved by the ALCO and Executive Committee.

The exposure to credit risk is managed by an analysis of the ability of the borrowers to meet their obligations using internal credit rating systems and methodologies.

In the instances of borrowers who have obtained facilities from other Group companies, the total exposure on a Group basis is taken into account in determining the credit risk. In addition, Group companies use procedures and credit rating systems adapted to their products.

Based on net profit of the year and the achievement of the goals, the management of the Bank will propose to the Annual General Shareholders' Meeting a dividend of € 0.75 per share versus the € 0.60 per *share (adjusted dividend)* for 2005, increase of 25%.

Athens, 27 February 2007

THE CHAIRMAN
OF THE BOARD OF DIRECTORS

YANNIS S. COSTOPOULOS

The above Directors' Report, which consists of 6 pages is the Directors' Report mentioned in the audit report dated on 27 February 2007.

Athens, 27 February 2007

KPMG KYRIACOU CERTIFIED AUDITORS S.A.

Marios T. Kyriacou
Certified Auditor
AM SOEL 11121

Nikolaos E. Vouniseas
Certified Auditor
AM SOEL 18701

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΗ ΕΚΘΕΣΗ ΔΙΑΧΕΙΡΙΣΕΩΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΧΡΗΣΕΩΣ 2006

ΑΘΗΝΑΙ
27 ΦΕΒΡΟΥΑΡΙΟΥ 2007

Διεθνής οικονομία

Το διεθνές οικονομικό περιβάλλον παρέμεινε και το 2006 ιδιαίτερα ευνοϊκό παρά την άνοδο των επιτοκίων και των τιμών των πρώτων υλών και των βασικών εμπορευμάτων.
Ο παγκόσμιος ρυθμός αναπτύξεως επιταχύνθηκε στο 5,1% και ο όγκος του παγκόσμιου εμπορίου αγαθών και υπηρεσιών αυξήθηκε σημαντικά κατά 8,9% και συνέβαλε στην αύξηση του ΑΕΠ ιδιαίτερα των αναπτυσσομένων οικονομιών.
Ο μέσος πληθωρισμός σημείωσε ήπια άνοδο, εξαιτίας της αυξήσεως των τιμών του πετρελαίου και άλλων βασικών εμπορευμάτων και πρώτων υλών, αλλά οι πληθωριστικές πιέσεις εξακολουθούν να διατηρούνται υπό έλεγχο και τα επιτόκια σε σχετικά χαμηλά επίπεδα παρά την υψηλή ανάπτυξη.

Ειδικότερα, στη Ζώνη του Ευρώ ο ρυθμός ανόδου του ΑΕΠ ανήλθε σε 2,7%. Η θετική αυτή εξέλιξη στηρίχθηκε περισσότερο στην εγχώρια ζήτηση και λιγότερο στις καθαρές εξαγωγές, ενισχύοντας έτσι τον αυτοδύναμο χαρακτήρα της.
Οι πληθωρισμός διαμορφώθηκε στο 2,2% το 2006, ενώ ο δομικός πληθωρισμός κυμαίνεται στο 1,6%. Η δημοσιονομική θέση βελτιώθηκε, αφού μειώθηκαν σημαντικά οι χώρες στις οποίες το έλλειμμα της γενικής κυβερνήσεως υπερβαίνει τώρα το 3,0%.

Οι προοπτικές της παγκόσμιας οικονομίας για το 2007 παραμένουν θετικές. Ο ρυθμός αυξήσεως του παγκόσμιου ΑΕΠ εκτιμάται ότι θα διαμορφωθεί στο 4,9%, ελαφρά χαμηλότερα από το 2006, αλλά θα εξακολουθήσει να υπερβαίνει το μακροχρόνιο μέσο όρο, ενώ και ο όγκος του παγκοσμίου εμπορίου εκτιμάται ότι θα αυξηθεί με ρυθμό άνω του 7,0%. Ο πληθωρισμός θα κυμανθεί χαμηλότερα από το 2006, λόγω της συγκρατήσεως των τιμών του πετρελαίου σε χαμηλότερα επίπεδα, ενώ αναμένεται μικρή περαιτέρω άνοδος των επιτοκίων στη Ζώνη του Ευρώ και στην Ιαπωνία.

Ελληνική οικονομία

Ο ρυθμός αναπτύξεως της ελληνικής οικονομίας παρέμεινε υψηλός και κατά το 2006, στο 4,3%, συμβάλλοντας στην περαιτέρω πραγματική σύγκλιση στις αναπτυγμένες χώρες της Ζώνης του Ευρώ. Η ανάπτυξη τροφοδοτήθηκε, από τον υψηλό ρυθμό αυξήσεως της εγχώριας ζητήσεως και ιδιαίτερα από την ανάκαμψη των επενδύσεων και τη συνεχιζόμενη δυναμική αύξηση της ιδιωτικής καταναλώσεως. Παράλληλα, σημειώθηκε ικανοποιητική άνοδος των εξαγωγών αγαθών και υπηρεσιών, αλλά με μεγαλύτερη αύξηση των εισαγωγών που συνεπάγεται, εκ νέου, σημαντική αρνητική επίπτωση των καθαρών εξαγωγών στην αύξηση του ΑΕΠ. Η εγχώρια ζήτηση στηρίχθηκε και πάλι στα χαμηλά επιτόκια και την ταχεία πιστωτική επέκταση, καθώς και στην αύξηση του διαθεσίμου εισοδήματος και της απασχολήσεως, με το μέσο πληθωρισμό να διαμορφώνεται σε 3,2% και το δομικό πληθωρισμό σε 2,9%.

Η δημοσιονομική κατάσταση βελτιώθηκε σημαντικά. Το έλλειμμα της γενικής κυβερνήσεως μειώθηκε στο 2,6% του ΑΕΠ και το αντίστοιχο χρέος περιορίσθηκε σε 104,1% του ΑΕΠ. Ωστόσο, το μέγεθος του δημοσίου χρέους εξακολουθεί να είναι εξαιρετικά υψηλό, ιδιαίτερα ενόψει της αναμενόμενης επιβαρύνσεως των δημοσίων δαπανών στο μέλλον από τις συνέπειες της γηράνσεως του πληθυσμού. Αυτό απαιτεί την περαιτέρω βελτίωση της δημοσιονομικής θέσεως της χώρας με ουσιαστική μεταρρύθμιση των εργασιακών σχέσεων στο δημόσιο τομέα και του Συστήματος Κοινωνικών Ασφαλίσεων της χώρας.

Όσον αφορά τις οικονομικές εξελίξεις του 2007, μια σειρά θετικών παραγόντων διαμορφώνουν αισιόδοξη προοπτική τόσο για την ανάπτυξη, που αναμένεται να ξεπεράσει και πάλι το 3,8%, όσο και για τον πληθωρισμό (2,9%) και την ανεργία (8,2%). Ιδιαίτερα ευνοϊκό είναι το εξωτερικό οικονομικό περιβάλλον με την αναμενόμενη υψηλή ανάπτυξη στην Ευρώπη και ιδιαίτερα στις χώρες της ΝΑ Ευρώπης μετά και την ένταξη της Ρουμανίας και της Βουλγαρίας στην Ευρωπαϊκή Ένωση από 1.1.2007.

Τράπεζες

Το 2006 συνεχίσθηκαν οι ευνοϊκές εξελίξεις στο ελληνικό τραπεζικό σύστημα. Η σταθερότητα του τραπεζικού τομέα βελτιώθηκε περαιτέρω, καθώς η κερδοφορία, οι δείκτες κεφαλαιακής επάρκειας και ρευστότητας κινήθηκαν σε ακόμη υψηλότερα επίπεδα, σε σύγκριση με το 2005. Η ισχυρή κερδοφορία των τραπεζών στηρίχθηκε στη συνεχιζόμενη ταχεία ανάπτυξη της Ελληνικής οικονομίας και της πιστωτικής επεκτάσεως σε νοικοκυριά και επιχειρήσεις, όπως και στην περαιτέρω επέκταση των εργασιών τους στις χώρες της ΝΑ Ευρώπης.

Ανάλογες συνθήκες αναμένεται να επικρατήσουν και κατά το 2007 τόσο στην εγχώρια οικονομία όσο και στις χώρες της ΝΑ Ευρώπης.

Ο Όμιλος Alpha Bank

Η επιτυχής και κερδοφόρος πορεία του ομίλου συνεχίσθηκε και στη χρήση 2006 με την αύξηση στα καθαρά κέρδη, χωρίς την έκτακτη φορολόγηση αποθεματικών, να διαμορφώνεται σε 24,6%. Η ισχυρή κερδοφορία οφείλεται στην επιτυχημένη προώθηση των προϊόντων στην αγορά των ιδιωτών και των μικρών επιχειρήσεων και στην ταχεία ανάπτυξη των εργασιών στην περιοχή της Νοτιοανατολικής Ευρώπης.

Τα μεγέθη και τα αποτελέσματα της χρήσεως επιβεβαιώνουν ότι ο Όμιλος βρίσκεται σταθερά σε επιταχυνόμενη τροχιά ανόδου, με αποτέλεσμα η αποδοτικότητα των ιδίων κεφαλαίων να ανέρχεται στο 26,9% έναντι 23,5% της προηγούμενης χρήσεως και ο δείκτης «κόστος προς έσοδα» να βελτιώνεται στο 45,7% έναντι 47,3% το 2005.

Η ποσοστιαία αύξηση του καθαρού εσόδου από τόκους αυξήθηκε κατά 16,4%, ενώ το καθαρό έσοδο από τόκους, ως ποσοστό επί του ενεργητικού, διαμορφώνεται στο 3,0% έναντι 3,2% της περυσινής χρήσεως. Οι προμήθειες παρουσιάζουν αύξηση 13,6%, η οποία οφείλεται κυρίως στην αύξηση του κύκλου εργασιών της Alpha Finance και στις προμήθειες αμοιβαίων κεφαλαίων, χορηγήσεων και καρτών.

Οι ζημίες απομειώσεως δανείων και απαιτήσεων και οι προβλέψεις για την κάλυψη του πιστωτικού κινδύνου περιορίστηκαν ως ποσοστό επί του μέσου όρου των χορηγήσεων σε 0,8% σε ετήσια βάση, ενώ το ποσοστό καλύψεως του συνόλου των δανείων και απαιτήσεων ανέρχεται σε 2,9%.

Το πραγματικό ποσοστό φόρου για τον Όμιλο διαμορφώθηκε σε 21,9%. Ο ονομαστικός συντελεστής φόρου της Τραπέζης για την χρήση είναι 24%, έναντι 22% της προηγουμένης χρήσεως, χαμηλότερος κατά 5 και 10 εκατοστιαίες μονάδες αντίστοιχα από τον ονομαστικό, ως αποτέλεσμα της συγχωνεύσεως από την Τράπεζα της Δέλτα - Singular.
Τον Δεκέμβριο του 2006 ολοκληρώθηκε στην Τράπεζα ο φορολογικός έλεγχος για τις χρήσεις 2003 έως και 2005.Επειδή ο φορολογικός έλεγχος δεν αναγνώρισε την παραγωγικότητα ορισμένων δαπανών, επιβλήθηκαν πρόσθετοι φόροι που ανήλθαν στο ποσό των € 10,6 εκατ. για τις τρεις ελεγχόμενες χρήσεις.
Η ελληνική φορολογική νομοθεσία επιτρέπει στις επιχειρήσεις να σχηματίζουν αφορολόγητα αποθεματικά τα οποία προέρχονται, είτε από κέρδη τα οποία είχαν απαλλαγεί από το φόρο εισοδήματος κατά ρητή διατύπωση διατάξεων νόμων (π.χ. κέρδη από πώληση χρεογράφων, κέρδη αμοιβαίων κεφαλαίων), είτε από έσοδα τα οποία είχαν φορολογηθεί αυτοτελώς με εξάντληση της φορολογικής υποχρεώσεως για το νομικό πρόσωπο και όχι για τους μετόχους του (π.χ. τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου). Τα ανωτέρω αποθεματικά θα φορολογούνταν σε περίπτωση διανομής ή κεφαλαιοποιήσεως με τον ισχύοντα κατά το χρόνο της διανομής ή κεφαλαιοποιήσεως συντελεστή φορολογίας εισοδήματος νομικών προσώπων.
Με το άρθρο 10 του ν. 3513/2006 επιβλήθηκε εφάπαξ φορολόγηση των ανωτέρω αποθεματικών, που είχαν σχηματίσει μέχρι και 31.12.2005 οι ημεδαπές τραπεζικές ανώνυμες εταιρίες, καθώς και τα εγκατεστημένα στην Ελλάδα υποκαταστήματα αλλοδαπών τραπεζών με μειωμένους συντελεστές φορολογίας 15% και 10% αντίστοιχα.
Ο εφάπαξ φόρος αποθεματικών που προέκυψε για την Τράπεζα ανήλθε σε € 73,9 εκατ. και επιβάρυνε τα αποτελέσματα της χρήσεως. Με την καταβολή του φόρου αυτού εξαντλήθηκε κάθε φορολογική υποχρέωση της Τραπέζης καθώς και των μετόχων της και ως εκ τούτου τα ανωτέρω αποθεματικά δύνανται να διανεμηθούν ή να κεφαλαιοποιηθούν χωρίς καμία άλλη φορολογική επιβάρυνση
Επίσης, εντός του 2006 ολοκληρώθηκε ο φορολογικός έλεγχος των χρήσεων 2003 - 2005 της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. από τον οποίο προέκυψε επιπλέον φόρος € 188 χιλ. ως μείωση των μεταφερόμενων προς συμψηφισμό φορολογικών ζημιών, των χρήσεων 2000 - 2005 της Alpha Αστικά Ακίνητα Α.Ε., από τον οποίο προέκυψε επιπλέον φόρος € 208 χιλ. και των χρήσεων 2002 - 2005 της Alpha Ασφαλιστικής Α.Ε., από τον οποίο προέκυψε επιπλέον φόρος € 2,4 εκατ.

Την 16.10.2006 η Τράπεζα ανακοίνωσε την υπογραφή συμφωνίας για την πώληση του 99,57% των μετοχών της θυγατρικής της Alpha Ασφαλιστική στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως. Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία συνεργασίας στον τομέα των τραπεζοασφαλιστικών εργασιών.
Οι ασφαλιστικές εργασίες και οι εργασίες διαχειρίσεως χαρτοφυλακίου αναμένεται να επεκταθούν σημαντικά από την ανάπτυξη καινοτόμων επενδυτικών, καθώς και ασφαλιστικών προϊόντων ζωής και γενικών ασφαλειών και τη διανομή τους μέσω του εκτεταμένου δικτύου καταστημάτων της Τραπέζης.
Η ολοκλήρωση της συμφωνίας θα πραγματοποιηθεί μετά την εξασφάλιση των κατά νόμο εγκρίσεων από τις εποπτικές αρχές.
Ο Όμιλος, στις οικονομικές καταστάσεις της 31.12.2006, κατέταξε την Alpha Ασφαλιστική ως διακοπτόμενη δραστηριότητα λόγω της πρόσφατα υπογραφείσας συμφωνίας.

Το Ενεργητικό του Ομίλου την 31.12.2006 ανήλθε σε € 50 δισ. σημειώνοντας αύξηση σε σχέση με την 31.12.2005 κατά 13%. Τα δάνεια και οι απαιτήσεις κατά πελατών ανήλθαν σε € 32,2 δισ., σημειώνοντας αύξηση κατά 18% και οι καταθέσεις και τα repo ανήλθαν σε € 23,4 δισ. σημειώνοντας αύξηση κατά 9%.Το σύνολο της καθαρής θέσεως την 31.12.2006 ανήλθε σε € 3,6 δισ.

Στην καθαρή θέση περιλαμβάνονται και κέρδη από την πώληση 21.250.000 ιδίων μετοχών (5,2% του μετοχικού κεφαλαίου), εκ του αποθέματος ιδίων μετοχών που σχηματίσθηκε κατόπιν αγορών κατά τα έτη 2004, 2005 και μέρους του 2006 (έως και 6.11.2006), με τιμή € 22,75 ανά μετοχή. Τα ανωτέρω κέρδη, που ανήλθαν σε € 92,6 εκατ., καταχωρήθηκαν απευθείας στο λογαριασμό «Αποτελέσματα εις νέον» της Καθαρής Θέσεως.
Κατόπιν της παραπάνω πωλήσεως ιδίων μετοχών, η Τράπεζα κατέχει πλέον 801.719 ίδιες μετοχές (0,20% του μετοχικού κεφαλαίου) με αξία κτήσεως 14,5 εκατ. (ήτοι € 18,04 ανά μετοχή).

Η συνεχής επέκταση των εργασιών στη λιανική τραπεζική, δηλαδή την στεγαστική και καταναλωτική πίστη, τη χρηματοδότηση μικρών επιχειρήσεων και τη συγκέντρωση κεφαλαίων πελατών, αποτελεί τα τελευταία χρόνια πρωταρχικό στόχο. Για την πραγματοποίηση των στόχων, ο Όμιλος προχώρησε κατά το 2006 σε ενέργειες περαιτέρω αναδιοργανώσεως αυτών των τομέων, καθώς και σε ανάπτυξη του δικτύου Καταστημάτων και σε αναβάθμιση της τεχνολογίας που χρησιμοποιείται.

Η Alpha Bank συνέχισε την ανοδική της πορεία επιτυγχάνοντας αύξηση των υπολοίπων στα στεγαστικά δάνεια, κατά 27%. Στα θετικά αποτελέσματα συνέβαλαν, μεταξύ άλλων, η έντονη δραστηριοποίηση του δικτύου των Καταστημάτων της Τραπέζης, η συνεργασία με δίκτυα τρίτων, όπως κατασκευαστικές εταιρίες και μεσιτικά γραφεία από τα οποία προέρχεται πάνω από το 20% των νέων στεγαστικών δανείων, καθώς και η προσφορά νέων ευέλικτων προϊόντων.
Όλα τα προϊόντα υποστηρίχθηκαν με επιτυχημένες διαφημιστικές εκστρατείες, καθώς και με άλλες προωθητικές ενέργειες, όπως η αποστολή επιστολών σε ορισμένες κατηγορίες πελατών προτείνοντας εναλλακτικές λύσεις για κάθε κατηγορία.
Ταυτόχρονα, το 2006 ολοκληρώθηκε η ένταξη ενός σημαντικού αριθμού Καταστημάτων στην κεντροποιημένη διαδικασία εγκρίσεων και λειτουργικής υποστηρίξεως στεγαστικών δανείων με σκοπό την ενιαία και αποτελεσματική διαχείρισή τους.

Τα καταναλωτικά δάνεια ανήλθαν σε € 2,4 δισ. παρουσιάζοντας αύξηση της τάξεως του 20,5%. Παρά το γεγονός ότι η αγορά χαρακτηρίζεται από έντονο ανταγωνισμό, η Τράπεζα έχει επιτύχει τα δύο τελευταία έτη το διπλασιασμό σχεδόν των υπολοίπων των καταναλωτικών δανείων. Σημειώνεται ότι, ο υψηλός ρυθμός αναπτύξεως των μεγεθών επιτυγχάνεται διατηρώντας ταυτόχρονα την ποιότητα του χαρτοφυλακίου σε υψηλά επίπεδα. Στο πλαίσιο της πολιτικής αυτής, το ποσοστό των αιτήσεων για καταναλωτικά δάνεια που απορρίπτονται αυξήθηκε σε 45%, ενώ γίνεται αποδεκτό το 55% αυτών, από 65% που ήταν ένα χρόνο πριν. Για την αξιολόγηση των αιτημάτων υποψηφίων πελατών στην καταναλωτική πίστη (καταναλωτικά δάνεια και κάρτες), η Τράπεζα χρησιμοποιεί προηγμένα πρότυπα βαθμολογήσεως πιστοληπτικής ικανότητος (Credit Scoring) με 10 scorecards, οι οποίες επικυρώνονται σε εξαμηνιαία βάση.

Στην επίτευξη των θετικών αποτελεσμάτων, συνέβαλε σημαντικά η συνέχιση της προωθήσεως του πρωτοποριακού και επιτυχημένου προγράμματος μεταφοράς δανείων και καρτών «Alpha Όλα σε 1». Με το εν λόγω προϊόν δημιουργήθηκαν νέα δεδομένα στην αγορά, στην οποία η Alpha Bank κατέχει ηγετική θέση και το προϊόν αποτελεί, πλέον, σημείο αναφοράς.

Το 2006 συνεχίστηκε η έντονη δραστηριοποίησή μας στον τομέα των καρτών. Η Alpha Bank, ανταποκρινόμενη στις ιδιαίτερες απαιτήσεις της σύγχρονης εποχής, διαθέτει πλήρη σειρά προϊόντων καρτών που καλύπτουν όλα τα τμήματα της αγοράς.

Οι χρηματοδοτήσεις προς επιχειρήσεις ανήλθαν σε € 20,6 δισ. και σημείωσαν αύξηση της τάξεως του 15%.
Δημιουργήθηκε δε, εξειδικευμένη Μονάδα Χρηματοδοτήσεων Μικρών Επιχειρήσεων, με σκοπό την υποστήριξη της αυξημένης βαρύτητας που δίδεται στην επέκταση των εργασιών μας στη συγκεκριμένη αγορά, ενώ η διαχείριση και ο συντονισμός των σχέσεων της Τραπέζης με μεγάλους επιχειρηματικούς ομίλους στην Ελλάδα και το εξωτερικό γίνεται με μεγάλη επιτυχία από την Διεύθυνση Corporate Banking, η οποία διαχειρίζεται 150 ομίλους με 1.400 εταιρίες, ενώ στον τομέα των μεσαίων επιχειρήσεων ήδη λειτουργεί το πρώτο επιχειρηματικό κέντρο με στόχο εντός του 2007 ο αριθμός τους να ανέλθει σε δέκα.

Στον τομέα των αποταμιεύσεων, η αύξηση των επιτοκίων του Ευρώ από την Ευρωπαϊκή Κεντρική Τράπεζα από 2% σε 3,5% (Δεκέμβριος 2006), οδήγησε την πλειοψηφία των συντηρητικών επενδυτών σε επενδύσεις σε προϊόντα καθαρά αποταμιευτικού χαρακτήρα με εγγυημένες αποδόσεις και κυρίως σε ομόλογα σταθερού επιτοκίου αλλά και σε προθεσμιακές καταθέσεις. Η εξέλιξη αυτή αντικατοπτρίζεται στην σχεδόν μηδενική αύξηση των υπολοίπων όψεως και ταμιευτηρίου, ενώ οι προθεσμιακές καταθέσεις σημείωσαν αύξηση κατά 34%.
Η Τράπεζα διαθέτει μια ισχυρή και σταθερή καταθετική βάση με 3.000.000 περίπου πελάτες, ιδιώτες και επιχειρήσεις.

Την 31.12.2006 το Προσωπικό του Ομίλου αριθμούσε 12.069 άτομα έναντι 11.484 της 31.12.2005 και το Δίκτυο Καταστημάτων στην Ελλάδα αριθμούσε 370 Καταστήματα.

Μετά από μία περίοδο αναδιαρθρώσεως του δικτύου Καταστημάτων στην Ελλάδα, που ακολούθησε τη συγχώνευση με την Ιονική Τράπεζα, η πολιτική του Ομίλου εστιάζεται στην ανάπτυξή του με νέα Καταστήματα, ώστε να ενισχυθεί η προσπάθειά για διατήρηση της δυναμικής επεκτάσεώς στη λιανική τραπεζική. Το 2006 ανοίχθηκαν 9 νέα Καταστήματα στην Ελλάδα, ενώ για τα επόμενα έτη η ανάπτυξη του δικτύου θα είναι ταχύτερη.

Στο πλαίσιο επίσης, της πολιτικής του Ομίλου να ισχυροποιήσει την παρουσία του στην περιοχή της Νοτιοανατολικής Ευρώπης, ακολουθείται μία στρατηγική δυναμικής αναπτύξεως του δικτύου Καταστημάτων στις χώρες αυτές.
Ειδικότερα, στη Ρουμανία, Βουλγαρία και Σερβία, οι οποίες αποτελούν τις τρεις χώρες στις οποίες εστιάζεται το ενδιαφέρον, λόγω μεγέθους και καλύτερων προοπτικών, ανοίχθηκαν 40, 30 και 14 νέα Καταστήματα αντιστοίχως. Έτσι, το δίκτυό στην Νοτιοανατολική Ευρώπη ανήλθε την 31.12.2006 στα 270 Καταστήματα από 176 το 2005, ενώ το προσωπικό έφτασε τα 3.681 άτομα από 3.207 το 2005. Για το 2007 έχει προγραμματισθεί η ενίσχυση του δικτύου με ακόμη μεγαλύτερο αριθμό Καταστημάτων.

Εκτός από την Ίδρυση νέων Καταστημάτων, υλοποιείται ένα εκτεταμένο πρόγραμμα ανακαινίσεων, επεκτάσεων και μεταστεγάσεων Καταστημάτων, τόσο στην Ελλάδα όσο και στο εξωτερικό. Κατά το 2006 πραγματοποιήθηκαν 23 τέτοια έργα στην Ελλάδα και 35 στη Σερβία. Επίσης, ολοκληρώθηκε η γενική ανακαίνιση του διατηρητέου νεοκλασικού κτηρίου της πρώην Λαϊκής Τραπέζης, ενώ βρίσκονται στο στάδιο κατασκευής τα κτήρια Διοικήσεως στην Λευκωσία και στο Βουκουρέστι.

Λόγω της μεγάλης σημασίας που αποδίδει ο Όμιλος στην ισχυροποίηση της παρουσίας του στη Νοτιοανατολικής Ευρώπη, εκτός των άλλων, ίδρυσε Μονάδα Λιανικής Τραπεζικής Εξωτερικού, προκειμένου να μεταφερθεί η εμπειρία, τα προϊόντα και η οργάνωση της Ελλάδος στις χώρες της περιοχής.

Πέραν της οργανικής αναπτύξεως στις χώρες της Νοτιοανατολικής Ευρώπης, τον Νοέμβριο του 2006, η Τράπεζα ανακοίνωσε την επίτευξη συμφωνίας με τον Όμιλο Anadolu για τη δημιουργία ενός ισχυρού χρηματοοικονομικού Ομίλου στον ταχέως αναπτυσσόμενο τραπεζικό κλάδο της τουρκικής αγοράς. Σύμφωνα με αυτή, θα εξαγοράσει το 50% επιχειρηματικού σχήματος το οποίο περιλαμβάνει κυρίως την μεσαίου μεγέθους τράπεζα Abank (Alternatifbank) και την εταιρία χρηματοδοτικής μισθώσεως Alease (Alternatiflease). Ο Όμιλος Anadolu είναι ένας από τους σημαντικότερους επιχειρηματικούς ομίλους της Τουρκίας και ο βασικός μέτοχος της Abank. Η τραπεζική τεχνογνωσία της Alpha Bank, σε συνδυασμό με την εκτενή επιχειρηματική παρουσία του Ομίλου Anadolu στην τουρκική αγορά, αποτελούν στέρεες βάσεις προκειμένου η Abank να μετασχηματιστεί σε μία τράπεζα που προσφέρει πλήρες εύρος χρηματοοικονομικών προϊόντων και υπηρεσιών υψηλής ποιότητος για επιχειρήσεις και ιδιώτες. Η τράπεζα στοχεύει μεσοπρόθεσμα στη δημιουργία ενός δικτύου 100 και πλέον Καταστημάτων, επικεντρωμένο στις μεγάλες πόλεις της χώρας.

Στα πλαίσια της αναδιοργανώσεως του Ομίλου, κατά το έτος 2006, έλαβαν χώρα τα παρακάτω γεγονότα:

- Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση της θυγατρικής της εταιρίας Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ, στην επίσης θυγατρική της εταιρία Alpha Bank London Ltd.
- Την 31.5.2006 εγκρίθηκε η συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας Alpha AE Συμμετοχών & Επενδύσεων από την επίσης θυγατρική Alpha AE Επενδυτικών Συμμετοχών.
- Την 31.5.2006 ολοκληρώθηκε η συγχώνευση του Καταστήματος Βελιγραδίου της Alpha Bank A.E. από την εξαγορασθείσα το 2005 Jubanka a.d. Beograd, η οποία την 09.10.2006 μετονομάσθη σε Alpha Bank Srbija A.D.
- Την 19.09.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας Alpha Asset Management A.E. από την επίσης θυγατρική Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων ΑΕ. Η απορροφώσα εταιρία μετονομάσθηκε σε «Alpha Asset Management ΑΕΔΑΚ Α.Ε» .
- Την 18.10.2006 η Τράπεζα απέκτησε 100% συμμετοχή στην κυπριακή εταιρία «Alpha Group Investments Ltd», η οποία θα χρησιμοποιηθεί ως εταιρία συμμετοχών για την ανάπτυξη της στρατηγικής του Ομίλου στη Νοτιοανατολική Ευρώπη.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων μειωμένης εξασφαλίσεως, που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στο μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι δείκτες κεφαλαίων πρώτης διαβαθμίσεως και κεφαλαιακής επάρκειας διαμορφώθηκαν σε 10,2% και σε 12,9% αντίστοιχα, βρίσκονται δε σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

Στα πλαίσια της πολιτικής διαχειρίσεως χρηματοοικονομικών κινδύνων από την Επιτροπή Διαχειρίσεως Στοιχείων Ενεργητικού – Παθητικού (ALCO), έχουν θεσπιστεί όρια εκθέσεως και μεγίστης ζημίας (stop loss) στα διάφορα προϊόντα που απαρτίζουν το Χαρτοφυλάκιο Συναλλαγών. Συγκεκριμένα έχουν θεσπιστεί όρια που αφορούν τους παρακάτω κινδύνους:

- Συναλλαγματικό κίνδυνο για θέσεις spot & forward
- Επιτοκιακό κίνδυνο για θέσεις ομολόγων, Interest Rate Swaps, Interest Futures, Interest Options
- Κίνδυνο τιμών για θέσεις μετοχών, index Futures και options
- Πιστωτικό κίνδυνο για διατραπεζικές πράξεις, εταιρικά ομόλογα και κρατικά ομόλογα αναπτυσσομένων χωρών.

Οι θέσεις σε αυτά τα προϊόντα παρακολουθούνται κατά τη διάρκεια της ημέρας και ελέγχονται για το ποσοστό καλύψεως και τυχόν υπερβάσεις των εκάστοτε ορίων.

Οι εταιρίες του Ομίλου αναλαμβάνουν κίνδυνο από τη διακύμανση των συναλλαγματικών ισοτιμιών. Η Γενική Διεύθυνση καθορίζει όρια για την ανοικτή συναλλαγματική θέση -overnight- καθώς και για την ημερήσια ανοικτή συναλλαγματική θέση -daylight-, τόσο για τη συνολική θέση, όσο και ανά νόμισμα.

Η αντιμετώπιση του πιστωτικού κινδύνου επιτυγχάνεται με την θέσπιση καταλλήλων πιστωτικών ορίων σε σχέση με μεμονωμένους πιστούχους ή ομίλους πιστούχων.
Τα όρια αυτά βρίσκονται υπό συνεχή παρακολούθηση και αποτελούν αντικείμενο τακτής αναθεωρήσεως από αρμόδια (βάσει του ύψους των ορίων) εγκριτικά κλιμάκια. Όρια σχετιζόμενα με συγκεκριμένα πιστοδοτικά προϊόντα, κλάδους και χώρες εξετάζονται και εγκρίνονται από την ALCO και την Εκτελεστική Επιτροπή.
Η εκτίμηση του πιστωτικού κινδύνου πραγματοποιείται με την ανάλυση και διερεύνηση της ικανότητας των πιστούχων να ανταποκριθούν στις υποχρεώσεις τους με βάση τα εσωτερικά συστήματα και μεθοδολογίες διαβαθμίσεως πιστωτικού κινδύνου της Τραπέζης.
Για τις περιπτώσεις πιστούχων με χρηματοδοτικά ανοίγματα και σε άλλες εταιρίες του Ομίλου, κατά την εκτίμηση του πιστωτικού κινδύνου, λαμβάνεται υπόψη και το συνολικό άνοιγμα στον Όμιλο. Επίσης οι εταιρίες του Ομίλου χρησιμοποιούν και επιπλέον ειδικότερες διαδικασίες και συστήματα διαβαθμίσεως προσαρμοσμένα στα συγκεκριμένα προϊόντα που διαθέτουν.

Λαμβάνοντας υπόψη τη βελτίωση της κερδοφορίας και την επίτευξη των στόχων, η διοίκηση της Τραπέζης αποφάσισε να προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων τη διανομή μερίσματος € 0,75 ανά μετοχή, έναντι μερίσματος (αναπροσαρμοσμένου) € 0,60 ανά μετοχή της προηγουμένης χρήσεως, ήτοι αύξηση 25%.

Αθήναι, 27 Φεβρουαρίου 2007

Ο ΠΡΟΕΔΡΟΣ
ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Βεβαιώνεται ότι, η ανωτέρω Ενοποιημένη Έκθεση Διαχειρίσεως, που αποτελείται από 6 σελίδες, είναι αυτή που αναφέρεται στην Έκθεση Ελέγχου που χορηγήσαμε με ημερομηνία 27 Φεβρουαρίου 2007.

Αθήνα, 27 Φεβρουαρίου 2007

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ

Μάριος Τ. Κυριάκου
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Νικόλαος Ε. Βουνισέας
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 18701

ALPHA BANK

Press Release

ALPHA BANK 2006 Results

Net Profit of Euro 626 million (+24.6%)

Dividend of Euro 0.75 per share (+25.0%)

"2006 was another year of strong performance with results exceeding our expectations. Profitable growth with high quality, value added services to clients, remain our top priority. In 2007, we will continue to work with the same commitment in order to achieve the goals in line with our business plan Agenda 2010".

Yannis S. Costopoulos, Chairman

"In 2006, earnings per share rose by 27.2% compared with our target of at least 20% average annual increase for 2006-2008. This reflects the growth of our operations in all business areas, both in Greece and abroad. In Southeastern Europe, in particular, after opening up 94 new Branches in 2006, we now have a network of 270 Branches. Our expansion through organic growth and targeted investments will continue in 2007".

Demetrios P. Mantzounis, Managing Director

FINANCIAL SUMMARY

- **Net profit up by 24.6% to Euro 625.9 million (excluding the one-off tax on reserves).**
- **Earnings per share at Euro 1.59 from Euro 1.25 last year (+ 27.2%).**
- **Net interest income up by 16.4% to Euro 1,417.6 million with the MARGIN maintained at 3.1%.**
- **Fee and commission income expanded by 13.6% to Euro 400.1 million.**
- **Cost to income ratio improved to 45.7% from 47.3% last year.**
- **Return on equity at 26.8% (excluding one-off tax on reserves) from 23.0% last year.**
- **Capital adequacy strong at 12.9% with Tier I at 10.2% and core Tier I at 7.7%.**

KEY DEVELOPMENTS

- **Retail banking in Greece performs well in line with our planning.**
  Household and small business lending rise by 20.4% and retail banking profits before tax by 28.9%
- **Southeastern European expansion on target.**
  In 2006, our Network expanded by 94 new Branches, an increase of more than 50%, with loans and deposits rising by 35.8% and 37.8% respectively. With 270 fully operational Branches and 4.000 Staff already in place, and the continuous expansion of our Network to more than 500 Branches by 2008, our growth prospects are strengthen significantly in the region.
- **Cyprus operations continue to grow significantly boosting profitability and market share.**
  Loans increase by 29% with net interest income and commission revenue rising by 29% and 25% respectively, with a cost to income ratio at 43%.

- **The Branch network in Greece is again expanding.**
  Our Network in Greece was strengthened by 9 Branches in 2006 and is planned to grow by 20 more Branches in 2007, in locations of enhanced prospects due to demographic changes.

- **Alpha Bank enters the banking market in Turkey through the 50% acquisition of Abank.**
  The deal provides a strong catalyst for Alpha Bank to benefit from the excellent growth opportunities in Turkish banking while in partnership with Anadolu Group, one of the major industrial groups in Turkey.

- **The long-term cooperation agreement between Alpha Bank and AXA heralds a new era in bancassurance business development.**
  Alpha Bank's insurance and asset management business is to benefit from the development of innovative investment, life and non-life products to be distributed through our extensive Branch network.

- **Treasury stock successfully placed in the international markets.**
  In early December 2006, Alpha Bank proceeded with the placement of treasury shares amounting to 5.21% of its share capital. The placing was met with strong demand by both international and domestic institutional investors yielding Euro 483.5 million.

2006 DIVIDEND

In light of the increased profitability and achievement of our financial targets, the Board of Directors has resolved to recommend to the Annual General Meeting of Shareholders a dividend of **Euro 0.75 per share,** representing **an increase of 25%** compared to last year's Euro 0.60 per share adjusted dividend.

SUMMARY PROFIT AND LOSS

(in Euro million)	2006	2005	% change
Income	**1,942.2**	**1,687.5**	**15.1%**
Of which:			
Greece	1,677.4	1,455.0	15.3%
Southeastern Europe	248.4	214.1	16.0%
Costs	**887.5**	**798.5**	**11.1%**
Of which:			
Greece	722.4	652.3	10.7%
Southeastern Europe	153.6	134.8	13.9%
Profit before Tax	**800.7**	**634.1**	**26.3%**
Of which:			
Greece	725.6	565.3	28.4%
Southeastern Europe	70.0	58.2	20.3%
Net Profit (excluding one-off tax on reserves)	**625.9**	**502.2**	**24.6%**
EPS (in Euro)	**1.59**	**1.25**	**27.2%**

SUMMARY BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(in Euro million)	31.12.2006	31.12.2005	% change
Assets	**49,443**	**43,663**	**13.2%**
Equity	**2,737**	**2,218**	**23.4%**
Loans	**33,200**	**28,306**	**17.3%**
Of which:			
Greece	28,444	24,647	**15.4%**
Southeastern Europe	3,988	2,936	**35.8%**
Deposits	**31,015**	**26,547**	**16.8%**
Of which:			
Greece	26,817	23,361	**14.8%**
Southeastern Europe	3,622	2,629	**37.8%**
Private Banking	**4,916**	**4,241**	**15.9%**
Mutual Funds	**4,201**	**5,188**	**(19.0%)**

Enquiries:

Alpha Bank
Marinos Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366
Michael Massourakis, Group Chief Economist Tel.: +30 210 326 2828
www.alpha.gr

Financial Dynamics
Geoffrey Pelham-Lane Tel.: +44 (0) 20 7269 7294

Athens, 28 February 2007

2006 PERFORMANCE OVERVIEW

Net profit in 2006, excluding the one-off taxation of reserves, reached **Euro 625.9 million** (+24.6%). **Total Income** rose to Euro 1.9 billion (+15.1%), on account of growth in **net interest income** (+16.4%) generating a **Net Interest Margin (NIM)** of 3.1%, and in **fee and commission income** (+13.6%). Also, **income from financial operations** reached Euro 55.5 million, while **other income** Euro 68.9 million. **Profit before tax** rose by 28.4% in Greece and 20.3% in Southeastern Europe.

Operating costs reached Euro 887.5 million (+11.1%), exceeding budgeted levels primarily on account of generous wage increases granted on the basis of the collective bargaining agreement. Staff costs were also affected by our expansion in Southeastern Europe with the addition of **94** new Branches and hiring almost **800** people in 2006. As a result, **staff costs** rose by 10.2%. Moreover, the retail business growth in Greece and the expansion in Southeastern Europe led to **general expenses** rising by 13.7%. Overall, costs grew by 10.7% in Greece and 13.9% in Southeastern Europe.

Customer lending, at end-2006, reached Euro 33.2 billion (+17.3%), supported by loan growth in the retail segment in Greece (+20.4%) and overall loan growth in Southeastern Europe (+35.8%). **Allowances for impairment** stood at Euro 992.2 million at end- 2006 despite write-offs of Euro 361 million. **Impairment losses** as a percentage of average loans improved to 81 bps vs 98 bps in 2005, as a result of a more benign credit environment and improvement in our collection mechanisms.

Customer assets overall grew to Euro 41.2 billion (+10.4%). Deposits in Greece, including Alpha Bank Bonds sold to the retail market, grew by 14.8% to Euro 26.8 billion, with money market placements rising rapidly (+39.8%), due to customer money flowing in from mutual funds, which contracted by 19%. In Private Banking, moreover, funds rose by 15.9% to Euro 4.9 billion. Finally, deposits in Southeastern Europe increased to Euro 3.6 billion (+37.8%).

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Profits before tax from this segment totaled Euro 378.0 million (+29.5%). Mortgage lending outstandings expanded in 2006 by 23.8% to Euro 8.4 billion, with new sales amounting to Euro 2.8 billion, in an increasingly more competitive environment. Consumer credit rose, in line with market growth, by 21.4% to Euro 3.2 billion, with consumer loans rising by 27.9% and credit card outstandings by 9.4%. Loans to small businesses (turnover below Euro 2.5 million or credit limits up to Euro 1 million) recorded an increase of 13.1%, while loans to very small businesses (up to Euro 90,000 credit limits), rose by 20.8%. Retail lending benefited in 2006 from the promotion of new products marketed in anticipation of shifting customer demand. Examples include the "Alpha Protection" mortgage to cover against rising interest rates, the "Alpha All in One personal loan to consolidate consumer credit balances in other banks into a single Alpha Bank account, the Bonus card multi-retailer loyalty programme with points exchanged for products at participating companies, and finally, loans for personal businesses and very small companies for working capital or expansion needs. This is all supported by centralised retail organisation covering approval and support functions, as well as new product development.

Retail Banking *(in Euro million)*	**2006**	**2005**	**% change**
Total Income	1,052.8	882.8	19.3%
Total Expenses	508.7	451.8	12.6%
Impairment Losses	166.1	139.1	19.3%
Profit before tax	378.0	291.8	29.5%
Return on Regulatory Capital	41.9%	40.1%	...
Risk Weighted Assets	11,273	9,087	24.0%
Cost / Income Ratio	48.3%	51.2%	...
Customer Financing (end-period)	15,550	12,917	20.4%

OPERATIONS IN SOUTHEASTERN EUROPE

Business unit pre tax profits reached at Euro 70.0 million (+20.3%). Our Network was strengthened in 2006 with 94 Branches (40 in Romania, 30 in Bulgaria, 14 in Serbia, 5 in Albania, 3 in FYROM and 2 in Cyprus). Already, our Network numbers 270 Branches and is expected to grow further so that by 2008 to have more than 500 Branches in the region. The opening of new Branches already supports growth in lending (+35.8%) and deposits (+37.8%), with outstanding balances standing at Euro 3.6 billion and Euro 4.0 billion respectively. In the Balkan countries, in particular, mortgages and consumer credit grew by 130.3% and 54.7% respectively, in a retail market which has increased strongly from a relatively low base. Moreover, in Cyprus lending grew by 28.6%, with mortgages rising by 86.5% in a booming mortgage market benefiting from the demand for second homes by foreigners. With Bulgaria and Romania having already become members of the European Union, prospects for robust growth remain excellent. This will be supported by increasing local incomes fuelling demand for financial services as well as the faster expansion of trade and investment by greek corporates in the region.

Southeastern Europe Operations *(in Euro million)*	**2006**	**2005**	**% change**
Total Income	248.4	214.1	16.0%
Total Expenses	153.6	134.8	13.9%
Impairment Losses	24.8	21.1	17.5%
Profit before tax	70.0	58.1	20.3%
Return on Regulatory Capital	25.6%	27.0%	...
Risk Weighted Assets	3,417	2,737	24.8%
Cost / Income Ratio	61.8%	63.0%	...
Customer Financing (end-period)	3,988	2,936	35.8%

MEDIUM AND LARGE CORPORATES

Profits before tax reached Euro 202.6 million (+ 23.2%). This reflects both volume growth with lending rising by 9.9%, as well as an improvement in credit conditions, bringing a decline in impairment loses. Alpha Bank has embarked since this year on a major reengineering project concerning medium sized companies. The plan calls for the establishment of 10 Commercial Centres, of which the first one in Athens is already operational. These units will take over all credit and sales functions from the Branches, improving substantially the efficiency and effectiveness of our operations. In this way, the Branches become primarily retail banking outlets serving households and small businesses, raising profitability in the process.

Medium and Large Corporates *(in Euro million)*	**2006**	**2005**	**% change**
Total Income	366.3	356.2	2.8%
Total Expenses	100.6	94.1	6.9%
Impairment Losses	63.1	97.7	(35.4%)
Profit before tax	202.6	164.4	23.2%
Return on Regulatory Capital	21.5%	18.9%	...
Risk Weighted Assets	11,769	10,899	8.0%
Cost / Income Ratio	27.5%	26.4%	...
Customer Financing (end-period)	12,894	11,730	9.9%

ASSET MANAGEMENT

Profits before tax reached Euro 48.2 million (-2.4%). The market for mutual funds contracted substantially in Greece in 2006 (-21.7% for non-money market funds) as customer money moved out of primarily bonds but also equity funds into more liquid assets, in an environment of rising interest rates. Alpha Bank non-money market mutual funds contracted by less than the market, which led to its market share rising to 22%.

In this environment, Alpha Bank has been instrumental in launching the Fund of Funds concept in Greece (already Euro 600 million in assets under management), as well as the Balanced Fund concept with protection against market downside (already Euro 250 million in assets under management). Moreover, in the Private Banking area, customer assets reached Euro 4.9 billion (+15.9%) as wealthy customers are increasingly opting for specialized advice in managing their assets. The asset management business, including insurance, is expected to grow faster in the future on the basis of the cooperation agreement with AXA, which will further enhance our investment and insurance product offering in the market.

Asset Management *(in Euro million)*	**2006**	**2005**	**% change**
Total Income	101.4	91.9	10.3%
Total Expenses	53.2	46.0	15.7%
Profit before tax	48.2	49.4	(2.4%)
Return on Regulatory Capital	115.2%	119.0%	...
Risk Weighted Assets	523	511	2.3%
Cost / Income Ratio	52.5%	50.0%	...
Customer Funds (end-period)	9,330	9,643	(3.2%)

INVESTMENT BANKING AND TREASURY

Profit before tax reached Euro 43.6 million, of which Euro 12.5 million relate to investment banking. The latter is supported by a strong rise in brokerage fees that offset underwriting and advisory activity.

Investment Banking and Treasury *(in Euro million)*	**2006**	**2005**	**% change**
Total Income	76.4	76.9	(0.7%)
Total Expenses	32.8	33.0	(0.6%)
Profit before tax	43.6	43.6	(0%)
Return on Regulatory Capital	15.6%	22.8%	...
Risk Weighted Assets	3,495	2,386	46.5%
Cost / Income Ratio	43.0%	43.0%	...

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS (*)

in Euro million	31/12/2006	30/09/2006	30/06/2006	31/03/2006	31/12/2005	% 31.12.2006 / 31.12.2005
Assets	49,443	47,481	46,127	45,090	43,663	13.2%
Loans	32,223	31,125	29,749	27,983	27,271	18.2%
Securities	7,859	8,248	8,241	8,028	7,689	2.2%
Deposits	31,015	29,969	28,087	27,047	26,547	16.8%
Private Banking	4,916	4,681	4,501	4,688	4,241	15.9%
Mutual Funds	4,201	4,193	4,409	4,912	5,188	(19.0%)
Senior Debt	5,319	4,653	4,177	4,248	3,275	62.4%
Subordinated Debt	1,029	998	1,001	1,030	1,016	1.3%
Hybrid Capital	830	838	841	870	845	(1.8%)
Shareholders Equity	2,737	2,228	2,065	2,278	2,218	23.4%

INCOME STATEMENT (*)

in Euro million	Q4 2006	Q3 2006	Q2 2006	Q1 2006	2006	2005	% change
Operating Income	503.3	489.2	477.9	471.8	1,942.2	1,687.5	*15.1%*
Net interest income	362.1	360.9	353.4	341.2	1,417.6	1,218.4	*16.4%*
Fee and commission income	105.9	101.0	98.91	94.2	400.1	352.3	*13.6%*
Income from financial operations	17.1	8.9	5.4	24.2	55.5	25.2	*119.8%*
Other income	18.1	18.4	20.2	12.2	68.9	91.5	*(24.7%)*
Operating Expenses	(240.0)	(215.7)	(224.1)	(207.6)	(887.5)	(798.5)	*11.1%*
Staff costs	(125.4)	(117.0)	(117.8)	(115.9)	(476.1)	(432.2)	*10.2%*
General expenses	(97.9)	(83.5)	(91.2)	(76.2)	(348.7)	(306.8)	*13.7%*
Depreciation and amortization expenses	(16.7)	(15.3)	(15.1)	(15.6)	(62.6)	(59.6)	*5.2%*
Impairment Losses on Loans	(66.0)	(58.1)	(65.0)	(64.9)	(254.0)	(254.9)	*(0.4%)*
Profit before tax	197.3	215.4	188.8	199.3	800.8	634.1	*26.3%*
Income Tax	(45.7)	(45.7)	(37.1)	(46.9)	(175.4)	(132.1)	*32.8%*
One-off Tax on Reserves	(73.9)	0.0	0.0	0.0	(73.9)	0.0	...
Net Profit (**)	152.5	167.5	155.2	150.7	625.9	502.2	*24.6%*
Recurring Profits (***)	180.2	206.5	183.4	175.2	745.3	591.9	*25.9%*

RATIOS

	Q4 2006	Q3 2006	Q2 2006	Q1 2006	2006	2005
Net Interest Income / Average Assets - MARGIN	2.99%	3.08%	3.10%	3.08%	3.06%	3.18%
Cost to Income Ratio	47.7%	44.1%	46.9%	44.0%	45.7%	47.3%
Return on Equity after tax and minorities -ROE	24.3%	31.5%	27.8%	27.0%	26.8%	23.0%
Capital Adequacy Ratio (Total)	12.9%	11.8%	12.5%	13.2%	12.9%	13.5%
Capital Adequacy Ratio (Tier I)	10.2%	9.2%	9.6%	10.2%	10.2%	10.4%

(*) Net of Alpha Insurance

(**) Excluding one-off tax on reserves, including Alpha Insurance's net profit

(***) Profit before tax excluding income from financial operations, impact from Delta Singular merger (€ 11.5 m in Q2 2005) and general provision reversals (€ 5.5 m in Q4 2005)

BUSINESS VOLUMES

in Euro million	Dec 2006	Dec 2005	% change
Customer Financing	33,200	28,306	*17.3%*
of which:			
Greece	*28,444*	*24,647*	*15.4%*
Mortgages	8,386	6,776	*23.8%*
Consumer Loans	2,205	1,724	*27.9%*
Credit Cards	1,033	944	*9.4%*
Small Business Loans	3,926	3,473	*13.1%*
of which:< €90,000 in limits	*963*	*797*	*20.8%*
Medium and Large Business Loans	12,894	11,730	*9.9%*
Southeastern Europe	*3,988*	*2,936*	*35.8%*
Mortgages	*733*	*372*	*97.0%*
Consumer Credit	*392*	*332*	*18.1%*
Business Loans	*2,863*	*2,232*	*28.3%*
Customer Assets	41,214	37,329	*10.4%*
of which:			
Deposits	30,439	25,990	*17.1%*
Greece	26,817	23,361	*14.8%*
Sight & Savings	14,641	14,649	*(0.1%)*
Time deposits & Alpha Bank Bonds	12,176	8,712	*39.8%*
Southeastern Europe	3,622	2,629	*37.8%*
Bond Sales	1,156	1,424	*(18.8%)*
Mutual Funds	4,201	5,188	*(19.0%)*
Portfolio Management	5,129	4,455	*15.1%*
of which: Private Banking	*4,916*	*4,241*	*15.9%*

Announcement to the Athens Stock Exchange

Alpha Bank, in application of paragraph 9d of article 275 of Athens Stock Exchange Regulation, announces to investors, that on December 2006 the Bank's books and records were audited by the tax authorities for the fiscal years from 2003 up to and including 2005. As a result of the audit, additional taxes and penalties of Euro 10,562,638 were assessed mainly arising from the disallowance of certain expenses.

The above amount was charged to the income statement of the year 2006.

Athens, 27 February 2007

ALPHA BANK A.E.

CONDENSED FINANCIAL DATA AND INFORMATION

FOR THE PERIOD FROM JANUARY 1, 2006 TO DECEMBER 31, 2006

(In accordance with Law 2190 article 135, concerning financial institutions that prepare annual financial statements in accordance with International Financial Reporting Standards, I.F.R.S.)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. The reader who seeks to have a complete view of the financial position and its results may visit the web site www.alpha.gr where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S.) are available together with the auditor's report.

..RMATION OF ALPHA BANK
..stered office: 40 Stadiou Street, 102 52 Athens
..S.A.: 6066/06/B/86/05
..rvising authority: Bank of Greece, Ministry of Development
..of approval of the Financial Statements
..which the condensed financial statements were derived: February 27, 2007
..fied Auditors: Marios T. Kyriacou (A.M. SOEL 11121), Nick E. Vouniseas (A.M. SOEL 18701)
..t company: KPMG Kyriacou Certified Auditors S.A.
..of Auditor's Report: Unqualified opinion – Emphasis of matter (as analyzed below in note 6)
..site address: www.alpha.gr

THE MEMBERS OF THE BOARD OF DIRECTORS CONSIST OF

CHAIRMAN (Executive Member): Yannis S. Costopoulos
VICE CHAIRMAN (Non-Executive Member): Minas G. Tanes
MANAGING DIRECTOR (Executive Member): Demetrios P. Mantzounis
EXECUTIVE DIRECTORS AND GENERAL MANAGERS (Executive Members): Marinos S. Yannopoulos (CFO), Spyros N. Filaretos, Artemis Ch. Theodoridis
NON-EXECUTIVE MEMBERS: George E. Agouridis, Paneyotis J. Athanassopoulos (resigned on January 30, 2007), Sophia G. Eleftheroudaki, Paul G. Karakostas, Nicholaos I. Manessis
NON-EXECUTIVE INDEPENDENT MEMBERS: Pavlos A. Apostolides, Thanos M. Veremis, Ioannis K. Lyras

..NCE SHEET

	Consolidated 31.12.2006	Consolidated 31.12.2005	Alpha Bank 31.12.2006	Alpha Bank 31.12.2005
..TS				
..nd balances with Central Banks	2,875,702	2,202,382	1,477,675	1,821,172
..om banks	4,836,712	4,775,229	6,184,088	5,673,393
..ies held for trading	305,991	122,638	346,207	153,567
..ive financial assets	245,676	138,997	254,586	138,114
..and advances to customers	32,223,034	27,356,543	28,237,691	24,201,139
..ment securities				
..ble for sale	7,552,602	7,745,062	7,462,388	7,561,491
..ments in subsidiaries, associates and joint ventures	-	-	1,593,550	1,481,879
..ments in associates	4,091	11,389	-	-
..ment property	31,518	29,550	42,008	43,245
..ty, plant and equipment	835,998	837,873	544,638	529,511
..ill and other intangible assets	117,138	107,436	42,104	33,018
..ed tax assets	276,973	202,519	281,383	177,836
..assets	308,840	285,258	229,825	143,414
	49,315,273	43,914,976	46,676,099	41,758,997
..urrent assets held for sale	484,387	92,070	92,513	90,249
..ASSETS	49,799,660	44,007,046	46,768,612	41,849,246
..ITIES				
..banks	6,886,526	8,128,599	7,222,117	8,800,388
..ive financial liabilities	224,576	140,236	226,223	140,632
..customers	23,573,908	21,844,804	20,372,543	18,301,646
..ecurities in issue and other borrowed funds	13,789,253	9,192,628	15,148,329	10,865,761
..es for current income tax and other taxes	129,077	129,202	110,102	87,899
..ed tax liabilities	140,208	23,857	137,901	19,517
..yee defined benefit obligations	548,584	561,748	513,311	513,797
..iabilities	675,003	743,372	584,358	566,783
..ons	65,263	317,871	17,901	1,828
	45,832,398	40,881,315	44,332,776	39,897,809
..ies related to non-current assets held for sale	353,595	3,047	-	-
..iabilities (a)	46,185,993	40,884,362	44,332,776	39,897,809
..Y				
..Capital	1,591,286	1,456,018	1,591,286	1,456,018
..premium	127,961	125,685	127,961	125,685
..es	351,887	324,297	207,853	220,423
..ts recognised directly in equity relating to non-current assets ..r sale	(2,576)	-	-	-
..ed earnings	886,018	508,885	523,201	337,439
..ry shares	(14,653)	(188,316)	(14,465)	(188,126)
..attributable to equity holders of the Bank	2,739,733	2,224,869	2,435,836	1,951,437
..y interest	44,280	53,069	-	-
..securities	829,654	844,946	-	-
..Equity (b)	3,613,667	3,122,884	2,435,836	1,951,437
..L LIABILITIES AND EQUITY (a) + (b)	49,799,660	44,007,046	46,768,612	41,849,246

INCOME STATEMENT

	Consolidated From 1 January to 31.12.2006	Consolidated From 1 January to 31.12.2005	Alpha Bank From 1 January to 31.12.2006	Alpha Bank From 1 January to 31.12.2005
Interest and similar income	2,699,217	1,822,884	2,442,729	1,594,680
Interest expense and similar charges	(1,281,601)	(604,490)	(1,301,845)	(612,490)
Net interest income	1,417,616	1,218,394	1,140,884	982,190
Fee and commission income	434,083	378,408	313,844	271,119
Commission expense	(33,985)	(26,093)	(21,399)	(22,495)
Net fee and commission income	400,108	352,315	292,445	248,624
Dividend income	2,700	2,580	52,907	59,608
Gains less losses on financial transactions	55,498	25,248	121,626	(3,324)
Other income	66,653	90,115	15,015	27,010
	124,851	117,943	189,548	83,294
Total income	1,942,575	1,688,652	1,622,877	1,314,108
Staff costs	(479,085)	(432,157)	(368,852)	(330,377)
General administrative expenses	(345,282)	(301,647)	(276,333)	(241,185)
Depreciation and amortization expenses	(62,848)	(58,561)	(40,467)	(37,177)
Other expenses	(3,431)	(5,108)	(1,686)	(426)
Total expenses	(887,466)	(798,473)	(687,338)	(618,165)
Impairment losses and provisions to cover credit risk	(253,954)	(254,873)	(219,505)	(231,536)
Share of profit (loss) of associates	(408)	(1,165)	-	-
	(254,362)	(256,038)	(219,505)	(231,536)
Profit before tax	800,757	634,141	716,034	467,407
Income tax	(175,427)	(132,071)	(139,839)	(89,537)
	625,330	502,070	576,195	377,870
Tax on reserves (Law 3513/06, article 10)	(73,902)	-	(73,902)	-
Profit after tax from continuing operations	551,428	502,070	502,293	377,870
Profit after tax from discontinued operations	2,687	3,800	-	-
Profit after tax	554,115	505,870	502,293	377,870
Attributable to equity holders of the Bank	551,987	502,174	-	-
Attributable to minority interests	2,128	3,696	-	-
Attributable to equity holders of the Bank, excluding tax on reserves	625,889	502,174	576,195	377,870
Earnings per share:				
From continuing and discontinued operations				
Basic earnings per share (€)	1.40	1.25	-	-
Diluted earnings per share (€)	1.40	1.25	-	-
From continuing operations				
Basic earnings per share (€)	1.40	1.24	1.28	0.94
Diluted earnings per share (€)	1.39	1.24	1.28	0.94
From continuing and discontinued operations, excluding tax on reserves				
Basic earnings per share (€)	1.59	1.25	1.47	0.94
Diluted earnings per share (€)	1.59	1.25	1.46	0.94
Proposed dividend for the year 2006 per share (€)			0.75	
Adjusted dividend for the year 2005 per share (€)				0.60

..FLOW STATEMENT

	Consolidated From 1 January to 31.12.2006	Consolidated From 1 January to 31.12.2005	Alpha Bank From 1 January to 31.12.2006	Alpha Bank From 1 January to 31.12.2005
..sh flows from continuing operating activities (a)	(943,130)	5,811,211	(417,304)	4,983,494
..sh flows from continuing investing activities (b)	(115,556)	(6,017,237)	1,289	(3,614,791)
..sh flows from continuing financing activities (c)	(65,480)	292,637	(60,561)	321,910
..rease (decrease) in cash and cash equivalents ..ontinuing activities (a)+(b)+(c)	(1,124,166)	86,611	(476,576)	(309,387)
..of exchange rate fluctuations on cash and cash equivalents	31,909	(1,949)	1,028	1,320
..ash flows for the period from continuing activities	(1,092,259)	84,662	(475,548)	(308,067)
..sh flows from discontinued operating activities	762	16,204	-	-
..sh flows from discontinued investing activities	1,514	(3,436)	-	-
..rease (decrease) in cash and cash equivalents ..iscontinued operating activities	2,276	12,768	-	-
..and cash equivalents at beginning of the period	5,665,814	5,569,384	5,083,155	5,392,022
..and cash equivalents at end of the period	4,575,831	5,666,814	4,608,407	5,083,955

STATEMENT OF CHANGES IN EQUITY

	Consolidated 31.12.2006	Consolidated 31.12.2005	Alpha Bank 31.12.2006	Alpha Bank 31.12.2005
Equity at beginning of the period (1.1.2006 and 1.1.2005 respectively)	3,122,884	2,347,446	1,951,437	1,812,017
Profit for the period after tax	554,115	505,870	502,293	377,870
	3,676,799	2,853,316	2,453,730	2,189,887
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E.P.	-	149,134	-	149,134
Share capital increase	1,314	-	1,314	-
Change of participating interests in subsidiaries and new acquisitions	(10,005)	(25,452)	-	-
Dividends distributed	(236,961)	(175,548)	(237,556)	(174,084)
Net income recognised directly in equity	(24,581)	(45,346)	(53,278)	(48,275)
(Purchases) / disposals of treasury shares and hybrid securities	254,968	(209,850)	266,767	(189,490)
Proceeds from the issue of hybrid securities	-	588,000	-	-
Dividends paid to hybrid securities holders	(51,006)	(13,615)	-	-
Other	5,154	2,245	5,159	2,245
Equity at end of the period (31.12.2006 and 31.12.2005 respectively)	3,613,667	3,122,884	2,435,836	1,951,437

..ONAL DATA AND INFORMATION

1. ..anies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation, directly or indirectly ..as at 31.12.2006 are:
..sidiaries fully consolidated -

..mpany name	Registered office	Participation %
..ha Bank London Ltd	United Kingdom	100.00
..ha Bank Ltd	Cyprus	100.00
..ha Bank Romania S.A.	Romania	99.91
..ha Bank AD Skopje	FYROM	100.00
..ha Bank Jersey Ltd	Jersey	100.00
..ha Bank Srbija A.D.	Serbia	99.99
..ha Leasing A.E.	Greece	99.67
..ha Leasing Romania S.A.	Romania	100.00
..C Factors A.E.	Greece	100.00
..ha Asset Finance C.I. Ltd	Jersey	100.00
..ha Finance A.X.E.P.E.Y.	Greece	100.00
..ha Finance US Corporation	U.S.A.	100.00
..ha Finance Romania S.A.	Romania	100.00
..ha Advisory Romania S.R.L.	Romania	100.00
..F European Capital Investments B.V.	Holland	100.00
..ha Asset Management A.E.D.A.K.	Greece	100.00
..ha Group Jersey Ltd	Jersey	100.00
..ha Private Investment Services A.E.P.E.Y.	Greece	100.00
..L Independent Financial Advisers Ltd	United Kingdom	100.00
..ha Insurance A.E.	Greece	99.57
..ha Insurance Agents A.E.	Greece	100.00
..ha Insurance LTD Cyprus	Cyprus	100.00
..ha Insurance Brokers S.R.L.	Romania	100.00
..ha Astika Akinita A.E.	Greece	67.30
..ha Real Estate D.O.O. Beograd	Serbia	100.00
..ha Astika Akinita D.O.O.E.L. Skopje	FYROM	100.00
..an Hotel Enterprises A.E.	Greece	93.25
..an Holdings A.E.	Greece	100.00
..ha Group Investments Ltd	Cyprus	100.00
..ianos A.T.O.E.E.	Greece	100.00
..ha Credit Group Plc	United Kingdom	100.00
..ha Bank London Nominees Ltd	United Kingdom	100.00
..ha Trustees Ltd	Cyprus	91.99
..ha Ventures A.E.	Greece	100.00
..ma Holdings S.A.	Luxembourg	100.00
..ngs Ltd	United Kingdom	100.00
..ist Resorts A.E.	Greece	100.00
..a Alpha A.E.	Greece	100.00
..ovatives A.E.	Greece	100.00

..t Ventures consolidated under the proportionate method

..mpany name	Registered office	Participation %
..gma A.E.	Greece	50.00
..E Fixed Assets A.E.	Greece	60.10
..E Commercial Property A.E.	Greece	60.10

..ociates accounted for under the equity method:

..mpany name	Registered office	Participation %
..ab A.E.	Greece	27.00
..OEP Thessalias & Sterea Ellados	Greece	50.00
..C. Aquila Investments Ltd	Cyprus	33.33

2. During the period 1.1.2006 until 31.12.2006 the following changes took place in the companies included in the consolidated financial statements:
a) Concerning companies which are fully consolidated
- Sales of: Alpha Insurance Romania S.A. (16.2.2006)
- New companies: The company Alpha Insurance Brokers S.R.L., founded by Alpha Bank Romania S.A., was consolidated for the first time on 30.6.2006. The company Alpha Real Estate D.O.O. Beograd, founded by Alpha Astika Akinita A.E., was consolidated for the first on 30.9.2006. The companies Alpha Astika Akinita D.O.O.E.L. Skopje, founded by Alpha Astika Akinita A.E., Alpha Group Investments Ltd, acquired by Alpha Bank A.E. and Kafe Alpha A.E., founded by Alpha Bank A.E., were consolidated for the first time on 31.12.2006.
- Mergers by absorption: Alpha Equity Fund A.E. by Alpha Ventures A.E. (31.5.2006) and Alpha Asset Management A.E.P.E.Y. by Alpha Mutual Fund Management A.E. (19.9.2006), which was renamed to Alpha Asset Management A.E.D.A.K. and Alpha Asset Finance Ltd by Alpha Bank Ltd (13.12.2006).
- Transfers within the Group: Alpha Private Investment Services A.E.P.E.Y., from the parent company Alpha Bank A.E. to Alpha Bank London Ltd (1.2.2006), Alpha Bank A.E. Belgrade Branch to Jubanka A.D. Beograd (31.5.2006), which was renamed to Alpha Bank A.D. Beograd (1.6.2006) and then to Alpha Bank Srbija A.D. (9.10.2006) and Kafe Mab A.E. from the parent company Alpha Bank A.E. to Ionian Hotel Enterprises A.E. (12.10.2006). Kafe Mab A.E. was renamed to Tourist Resorts A.E.
b) Concerning companies accounted for under the equity method
- Sales of: Lesvos Tourist Company A.E. (24.2.2006), Cosmothea A.E. (14.6.2006) and Icap A.E. (21.12.2006).
- Liquidation: Gongromex A.E. (13.12.2006)
- Change in measurement method: As at 1.7.2006, the company Propindex A.E. is no longer accounted for under the equity method due to the reduction of Bank's subsidiary ownership interests below 20%.

3. On 16 October 2006, the Bank announced the signing of an agreement for the sale of 99.57% of its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is a worldwide leader in financial protection. The Group applying IFRS 5 "Non current assets held for sale and discontinued operations" presented the company's assets and liabilities as held for sale. Consequently Alpha Insurance A.E. profit after tax has been classified as discontinued operation. Comparative figures in consolidated income statement and cash flow statement for the year 2005 have been restated, as analyzed in note 47 of Group's Financial Statements. The income statement for discontinued operations for 2006 and 2005 is presented below:

	1.1 – 31.12.2006	1.1 – 31.12.2005
Net interest income	6,501	6,551
Net fee and commission income	2,381	1,972
Dividend income	-	60
Gains less losses on financial transactions	3,804	4,922
Other income	26,070	21,546
Total income	38,756	35,051
Staff costs	(14,624)	(13,867)
General administrative expenses	(10,923)	(8,108)
Depreciation and amortization expenses	(1,727)	(2,827)
Total expenses	27,274	25,002
Impairment losses and provisions to cover credit risk	(1,200)	(1,972)
Profit before taxes	10,282	8,077
Income tax	(7,595)	(4,277)
Profit after tax	2,687	3,800

4. During 2006 the Bank's books and records were audited by tax authorities up to and including 2005. Tax audit was also completed for Alpha Insurance A.E., Alpha Astika Akinita A.E. and Ionian Hotels Enterprises A.E. up to and including 2005. The majority of other entities of the Group has been audited by the tax authorities up to and including 2002.
5. On 8 December 2006 through the process of an accelerated book building the Bank completed the placement of 21,250,000 treasury shares representing 5.20% of its issued share capital. The above placement was performed from the treasury share reserve relating to the acquisitions in 2004, 2005 and part of 2006 (until 8.11.2006) at a price of € 22.75 per share. The net proceeds of the sale amounted to € 476 million. The profit from the sale of the treasury shares amounted to € 82.6 million which were recognised directly in retained earnings.
6. The Management of the Bank submitted an application on 21.11.06, in accordance with Law 3371/2005, for its employees to join ETAT. The actuarial valuations to determine the Bank's contribution to the ETEAM and ETAT funds are in progress. The Bank does not expect that the contribution will be materially different from the amount that is recognised in the Group's and Bank's financial statements, notes 30 and 29 respectively.
7. No fixed assets have been pledged.
8. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.
9. The total employees of the Group as at 31.12.2006 were 12,089 (31.12.2005: 11,484) and the employees of the Bank as at 31.12.2006 were 7,184 (31.12.2005: 7,173).
10. The related party transactions during the period 1.1.2006 until 31.12.2006 are as follows:
- with members of the Board of Directors and other key management personnel: a) of the Group: income € 62 thous., expenses € 12,845 thous. b) of the Bank: income € 38 thous., expenses € 8,371 thous.
- with other related parties: a) of the Group: income € 867 thous., expenses € 781 thous. b) of the Bank: income € 205,330 thous., expenses € 512,108 thous.
The balances as at 31.12.2006 of the receivables and liabilities arising from the above transactions are as follows:
- with members of the Board of Directors and other key management personnel: a) of the Group: receivables € 3,100 thous., liabilities € 44,755 thous., letters of guarantee € 165 thous. b) of the Bank: receivables € 2,144 thous., liabilities € 29,781 thous., letters of guarantee € 165 thous.
- with other related parties: a) of the Group: receivables € 611 thous., liabilities € 5 thous. b) of the Bank: receivables € 3,428,518 thous., liabilities € 16,903,386 thous., letters of guarantee and other guarantees € 84,063 thous.

Athens, February 27, 2007

..AIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK A.E.

ΣΥΝΟΠΤΙΚΑ ΟΙΚΟΝΟΜΙΚΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ΧΡΗΣΕΩΣ

από 1η Ιανουαρίου 2006 μέχρι 31η Δεκεμβρίου 2006

(Βάσει του ν. 2190, άρθρο 135 για χρηματοπιστωτικά ιδρύματα που συντάσσουν ετήσιες οικονομικές καταστάσεις κατά τα Δ.Π.Χ.Π.)

(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Ο αναγνώστης, που επιζητά να αντλήσει ολοκληρωμένη εικόνα της οικονομικής θέσεως και των αποτελεσμάτων της, μπορεί να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι ετήσιες οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης, καθώς και η έκθεση ελέγχου των ορκωτών ελεγκτών.

ΞΙΑ ΤΗΣ ALPHA BANK

	: Σταδίου 40 - 102 52, Αθήνα
Α.Ε.	: 6066/06/Β/86/05
Ια εποπτική αρχή	: Τράπεζα της Ελλάδος, Υπουργείο Ανάπτυξης
μηνία εγκρίσεως των ετήσιων Οικονομικών Καταστάσεων ις οποίες αντλήθηκαν τα συνοπτικά στοιχεία)	: 27 Φεβρουαρίου 2007
τοί Ελεγκτές Λογιστές	: Μάριος Τ. Κυριάκου (Α.Μ. ΣΟΕΛ 11121)
	: Νικόλαος Ε. Βουνισέας (Α.Μ. ΣΟΕΛ 18701)
τική Εταιρία	: KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.
; έκθεσης ελέγχου ελεγκτών	: Με σύμφωνη γνώμη – Θέμα έμφασης (όπως αναφέρεται στη σημείωση 6 κατωτέρω)
νση Διαδικτύου Εταιρίας	: www.alpha.gr

ΣΥΝΘΕΣΗ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ
(Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
(Εκτελεστικό Μέλος)
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
(Εκτελεστικά Μέλη)
Μαρίνος Σ. Γιαννόπουλος (CFO)
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης
Τάσος Ι. Αθανασόπουλος (παραιτήθηκε την 30.1.2007)
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας
Νικόλαος Ι. Μάνεσης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης
Θάνος Μ. Βερέμης
Ιωάννης Κ. Λύρας

ΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία 31.12.2006	Ενοποιημένα Στοιχεία 31.12.2005	Στοιχεία Τραπέζης 31.12.2006	Στοιχεία Τραπέζης 31.12.2005
ΗΤΙΚΟ				
και διαθέσιμα σε Κεντρικές Τράπεζες	2.675.702	2.202.382	1.477.875	1.621.172
εις κατά πιστωτικών ιδρυμάτων	4.636.712	4.775.229	8.184.068	5.673.383
φα χαρτοφυλακίου συναλλαγών	305.891	122.636	346.207	153.567
ογα χρηματοοικονομικά μέσα	245.876	138.987	254.588	139.114
και απαιτήσεις κατά πελατών	32.223.034	27.356.843	29.237.891	24.201.139
φα επενδυτικού χαρτοφυλακίου				
μα προς πώληση	7.552.602	7.745.082	7.482.388	7.581.491
οεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	1.583.550	1.461.979
οεις σε συγγενείς εταιρίες	4.081	11.389	-	-
οεις σε ακίνητα	31.518	29.550	42.008	43.245
σωματοποιημένα ενσώματα πάγια	936.996	837.873	544.636	529.511
ία και λοιπά άυλα πάγια	117.138	107.436	42.104	33.018
λόμενες φορολογικές απαιτήσεις	278.873	202.519	281.363	177.936
ποιχεία Ενεργητικού	309.840	265.258	229.825	143.414
	49.315.273	43.914.979	48.676.099	41.758.997
ι Ενεργητικού προς πώληση	484.387	92.070	92.513	90.249
Ο ΕΝΕΡΓΗΤΙΚΟΥ	49.799.660	44.007.046	44.768.612	41.843.246
ΈΩΣΕΙΣ				
ώσεις προς πιστωτικά ιδρύματα	6.486.526	8.128.599	7.222.117	6.600.366
ογα χρηματοοικονομικά μέσα	224.576	140.236	226.223	140.832
ώσεις προς πελάτες	23.573.908	21.644.804	20.372.543	18.301.646
εις εκδόσεις μας και λοιπές δανειακές υποχρεώσεις	13.789.253	9.192.626	15.148.320	10.865.761
ώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	129.077	128.202	110.102	67.898
λόμενες φορολογικές υποχρεώσεις	140.206	23.857	137.901	18.517
ώσεις καθορισμένων παροχών στους εργαζόμενους	548.584	561.748	513.311	513.797
υποχρεώσεις	675.003	743.372	584.356	566.763
εις	85.263	317.871	17.901	1.628
	45.832.398	40.881.315	44.332.776	39.891.809
ώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	353.595	3.047	-	-
ι Υποχρεώσεων (α)	46.185.993	40.884.362	44.332.776	39.891.809
ΙΗ ΘΕΣΗ				
ικό Κεφάλαιο	1.591.286	1.456.018	1.591.286	1.456.018
ά από έκδοση μετοχών υπέρ το άρτιο	127.961	125.685	127.961	125.685
ιατικά	351.887	324.297	207.853	220.423
του αναγνωρίστηκαν απευθείας στην Καθαρή Θέση και ντια με στοιχεία Ενεργητικού προς πώληση	(2.578)	-	-	-
λέσματα εις νέον	686.016	506.965	523.201	337.439
ετοχές	(14.653)	(188.318)	(14.465)	(168.128)
ή θέση μετόχων της Τραπέζης	2.739.733	2.224.680	2.435.836	1.951.437
ματα τρίτων	44.280	53.068	-	-
ά κεφάλαια	829.654	844.946	-	-
ο Καθαρής Θέσεως (β)	3.613.667	3.122.684	2.435.836	1.951.437
Ω ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	49.799.660	44.007.046	44.768.612	41.843.246

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2006	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2005	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.12.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.12.2005
Τόκοι και εξομοιούμενα έσοδα	2.699.217	1.822.884	2.442.729	1.584.680
Τόκοι και εξομοιούμενα έξοδα	(1.281.601)	(604.490)	(1.301.845)	(612.490)
Καθαρό έσοδο από τόκους	1.417.616	1.218.394	1.140.884	972.190
Έσοδα από αμοιβές και προμήθειες	434.093	378.408	313.844	271.119
Προμήθειες έξοδα	(33.985)	(26.093)	(21.399)	(22.495)
Καθαρό έσοδο από αμοιβές και προμήθειες	400.108	352.315	292.445	248.624
Έσοδα από μερίσματα	2.700	2.580	52.907	59.608
Αποτελέσματα χρηματοοικονομικών πράξεων	55.496	25.248	121.626	(3.324)
Λοιπά έσοδα	66.655	90.115	15.015	27.010
	124.851	117.943	189.548	83.294
Σύνολο εσόδων	1.942.575	1.688.652	1.622.877	1.304.108
Αμοιβές και έξοδα προσωπικού	(476.085)	(432.157)	(368.852)	(338.377)
Γενικά διοικητικά έξοδα	(345.292)	(301.647)	(276.333)	(241.185)
Αποσβέσεις	(62.648)	(59.561)	(40.487)	(37.177)
Λοιπά έξοδα	(3.431)	(5.108)	(1.666)	(426)
Σύνολο εξόδων	(887.456)	(798.473)	(687.338)	(617.165)
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(253.954)	(254.873)	(219.505)	(231.536)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(408)	(1.165)	-	-
	(254.362)	(256.038)	(219.505)	(231.536)
Κέρδη προ φόρων	800.757	634.141	716.034	467.407
Φόρος εισοδήματος	(175.427)	(132.071)	(139.639)	(89.537)
	625.330	502.070	576.195	377.870
Φόρος αποθεματικών (Ν. 3513/06, άρθρο 10)	(73.902)	-	(73.902)	-
Καθαρά κέρδη, μετά από φόρους, από συνεχιζόμενες δραστηριότητες	551.428	502.070	502.293	377.870
Καθαρά κέρδη, μετά από φόρους, από διακοπτόμενες δραστηριότητες	2.687	3.800	-	-
Καθαρά κέρδη μετά από φόρους	554.115	505.870	502.293	377.870
Κέρδη αναλογούντα στους μετόχους της Τραπέζης	551.987	502.174	-	-
Κέρδη αναλογούντα σε τρίτους	2.128	3.696	-	-
Κέρδη αναλογούντα στους μετόχους της Τραπέζης, εξαιρουμένης της εφάπαξ φορολόγησης αποθεματικών	625.889	502.174	576.195	377.870
Κέρδη ανά μετοχή:				
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες				
Βασικά (€ ανά μετοχή)	1,40	1,25	-	-
Προσαρμοσμένα (€ ανά μετοχή)	1,40	1,25	-	-
Από συνεχιζόμενες δραστηριότητες				
Βασικά (€ ανά μετοχή)	1,40	1,24	1,28	0,94
Προσαρμοσμένα (€ ανά μετοχή)	1,39	1,24	1,28	0,94
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες, εξαιρουμένης της εφάπαξ φορολόγησης αποθεματικών				
Βασικά (€ ανά μετοχή)	1,59	1,25	1,47	0,94
Προσαρμοσμένα (€ ανά μετοχή)	1,58	1,25	1,46	0,94
Προτεινόμενο μέρισμα χρήσεως 2006 (€ ανά μετοχή)			0,76	
Αναπροσαρμοσμένο μέρισμα χρήσεως 2005 (€ ανά μετοχή)				0,60

ΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2006	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.12.2005	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.12.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.12.2005
; εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες (α)	(943.130)	5.811.211	(417.304)	4.963.494
; εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες (β)	(115.558)	(6.017.237)	1.289	(5.614.791)
; εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες (γ)	(65.480)	292.637	(60.561)	321.910
ή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της ου από συνεχιζόμενες δραστηριότητες (α)+(β)+(γ)	(1.124.168)	86.611	(476.576)	(309.387)
ιση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	31.909	(1.949)	1.028	1.320
; εισροών / (εκροών) περιόδου από συνεχιζόμενες δραστηριότητες	(1.092.259)	84.662	(475.548)	(308.067)
ές ταμειακές ροές από διακοπτόμενες λειτουργικές δραστηριότητες	762	16.204	-	-
ές ταμειακές ροές από διακοπτόμενες επενδυτικές δραστηριότητες	1.514	(3.436)	-	-
ή αύξηση / (μείωση) ταμειακών ροών από διακοπτόμενες δραστηριότητες	2.276	12.768	-	-
ικά διαθέσιμα και ισοδύναμα ενάρξεως χρήσεως	5.665.814	5.568.384	5.083.955	5.392.022
ικά διαθέσιμα και ισοδύναμα λήξεως χρήσεως	4.575.831	5.665.814	4.608.407	5.083.955

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία 31.12.2006	Ενοποιημένα Στοιχεία 31.12.2005	Στοιχεία Τραπέζης 31.12.2006	Στοιχεία Τραπέζης 31.12.2005
Καθαρή θέση ενάρξεως χρήσεως (1.1.2006 και 1.1.2005 αντίστοιχα)	3.122.684	2.347.446	1.951.437	1.812.017
Καθαρά κέρδη μετά από φόρους	554.115	505.870	502.293	377.870
	3.676.799	2.853.316	2.453.730	2.189.887
Αύξηση κεφαλαίου λόγω εξαγοράς ποσοστού 61,24% της ΔΕΛΤΑ-SINGULAR A.E.Π.	-	149.134	-	149.134
Αύξηση μετοχικού κεφαλαίου	1.314	-	1.314	-
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες και απόκτηση νέας θυγατρικής	(10.005)	(25.452)	-	-
Διανεμηθέντα μερίσματα	(238.961)	(175.548)	(237.556)	(174.064)
Αποτέλεσμα που αναγνωρίσθηκε απ' ευθείας στην καθαρή θέση	(24.581)	(45.346)	(53.278)	(46.275)
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	254.909	(209.850)	266.267	(168.490)
Έκδοση υβριδικών τίτλων	-	588.000	-	-
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(51.006)	(13.815)	-	-
Λοιπά	5.156	2.245	5.359	2.245
Καθαρή θέση λήξεως χρήσεως (31.12.2006 και 31.12.2005 αντίστοιχα)	3.613.667	3.122.684	2.435.836	1.951.437

ΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

[illegible] "ALPHA BANK" [illegible] 31.12.2006 [illegible]

Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00
Alpha Bank Ltd	Κύπρος	100,00
Alpha Bank Romania S.A.	Ρουμανία	99,91
Alpha Bank AD Skopje	FYROM	100,00
Alpha Bank Jersey Ltd	Jersey	100,00
Alpha Bank Srbija A.D.	Σερβία	99,99
[illegible]	Ελλάδα	99,67
[illegible]	Ελλάδα	100,00
[illegible]	[illegible]	[illegible]

[illegible]

2 Κατά τη χρονική διάστημα 1.1.2006 έως 31.12.2006 [illegible]

α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:
- Πωλήσεις: Alpha Insurance Romania S.A. (16.2.2006)
- Νέες εταιρίες: Την 30.6.2006 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha Insurance Brokers S.R.L. [illegible] Alpha Bank Romania S.A. Την 30.9.2006 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha Real Estate D.O.O. Beograd [illegible] Alpha Αστικά Ακίνητα Α.Ε. Την 31.12.2006 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Alpha Astika Akinita D.O.O.E.L. Skopje [illegible] Alpha Αστικά Ακίνητα Α.Ε., Alpha Group Investments Ltd [illegible] Τράπεζα [illegible]
- Συγχωνεύσεις δι' απορροφήσεως: Alpha A.E. Συμμετοχών και Επενδύσεων από την Alpha A.E. Επενδυτικών Συμμετοχών (31.5.2006), Alpha Asset Management A.E.Π.Ε.Υ. [illegible] (12.12.2006) [illegible]

β. Στις εταιρίες που ενοποιούνται με τη μέθοδο της καθαρής θέσεως: [illegible]

3 [illegible]

	1.1 - 31.12.2006	1.1 - 31.12.2005
[illegible]	[illegible]	[illegible]

4 [illegible]

5 [illegible]

6 [illegible]

7 [illegible]

8 [illegible]

9 [illegible]

10 [illegible]

Αθήνα, 27 Φεβρουαρίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Κ 911499	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. Ν 320146	Α.Δ.Τ. ΑΒ 522299

ALPHA BANK
STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	DECEMBER 31, 2006	DECEMBER 31, 2005
TURNOVER *	2.946.121	1.949.093
PROFIT OR LOSS BEFORE TAXATION	716.034	467.407
PROFIT OR LOSS AFTER TAXATION	502.293	377.870
DIVIDEND PROPOSED	305.415	
DIVIDEND PAID		237.556

* In accordance with IFRS

END